As filed with the Securities and Exchange Commission on January 4, 2010
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Registration Statement
on
FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Exact Name of Registrant)

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)
 (Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate date of proposed public offering:
As soon as practicable after effectiveness of this registration statement.
______________

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
______________

Title of securities being registered:
Units of Interest in Single Premium Variable Life Insurance Policies.

SPVL AND VLI
Single Premium Variable Life

Issued by
Nationwide Provident VLI Separate Account 1

and

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 2, 1988,
as supplemented June 10, 2009, May 1, 2004, and October 1, 2002.

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Policy by calling (800) 848-6331 (TDD 1-800-238-3035) or write:
Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017

Effective following the close of business on December 31, 2009, Nationwide Life Insurance Company of America (“NLICA”) merged with and into Nationwide Life Insurance Company (“NLIC”).  Upon consummation of the merger, NLICA’s separate corporate existence ceased by operation of law, and NLIC assumed legal ownership of all of the assets of NLICA, including the separate accounts funding the single premium variable life policies (each a “Policy”) formerly issued by NLICA, and the assets of those separate accounts.  As a result of the merger, NLIC became responsible for all liabilities and obligations of NLICA, including those created under the Policies; and the separate account that funds the benefits for your Policy, became a separate account of NLIC.  The Policies have thereby become variable life policies funded by a separate account of NLIC, and each Policy Owner has become a Policy Owner of NLIC.  Thus, references to Nationwide Life Insurance Company of America or NLICA in the May 2, 1988 prospectus should generally be replaced by references to Nationwide Life Insurance Company or NLIC.

Please note:  The merger will not affect your rights under the Policy; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Policies were issued by NLICA, at that time a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Also as a part of the sponsored demutualization the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account 1.

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March, 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is a wholly owned subsidiary of NFS.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life Insurance Company of America (“NLICA”) (formerly Provident Mutual Life Insurance Company or PMLIC) to Nationwide Life Insurance Company (“NLIC”).  Any and all references to Nationwide Life Insurance Company of America or NLICA, and Provident Mutual Life Insurance Company or Provident Mutual Life Insurance Company of Philadelphia or PMLIC are replaced with Nationwide Life Insurance Company or NLIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the third, fourth, and fifth paragraphs on the first page of the Prospectus and the list of Portfolios available under the Policy:

After certain deductions are made, net premiums are allocated to the Nationwide Provident VLI Separate Account 1 (“the Separate Account”).  The Separate Account is divided into subaccounts (the “Subaccounts”), the assets of which are used to purchase shares of a designated corresponding investment Portfolio of the Nationwide Variable Insurance Trust (the “Fund”).  Please see the “NATIONWIDE LIFE INSURANCE COMPANY, NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1, THE FUND, AND THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND, PROVIDENT MUTUAL SERIES A” section for a full list of the available Portfolios.

ALL SERIES WITHIN THE ZERO COUPON TRUST MATURED ON MAY 15, 1991, MAY 15, 1996, OR FEBRUARY 15, 2006, AND THE ZERO COUPON TRUST IS NO LONGER AVAILABLE AS AN INVESTMENT OPTION UNDER THE POLICY.

The prospectuses for the Fund, which are attached at the end of this prospectus, describe the investment objectives and the Portfolios of the Fund.

The following replaces the second paragraph under the “The Policy Offered” section of the Prospectus:

In many respects the Policy is like a traditional single premium insurance policy with a death benefit, loan privileges, cash value and other features that are usually associated with a whole life insurance policy.  Unlike a fixed benefit life insurance policy, this Policy is “variable” because the amount of the insurance coverage and the cash value may increase or decrease depending on the investment performance of the chosen Portfolios.  The assets of Separate Account are invested in a corresponding Portfolio of the Fund.  The exact amount by which the death benefit changes is determined by an actuarial computation that is based, among other things, upon the sex, age, Policy duration, the size of the Policy and the investment performance of the chosen Portfolios.

The following replaces the disclosure under the “Illustrations of Death Benefits and Cash Values” section in the Prospectus:

THE HYPOTHETICAL ILLUSTRATIONS THAT ARE SET FORTH ON PAGES 26 TO 34 IN APPENDIX I OF THIS PROSPECTUS DO NOT REFLECT THE EXPENSES OF THE PORTFOLIOS AVAILABLE AS INVESTMENT OPTIONS UNDER THIS POLICY.  Please contact the Service Center if you would like to receive illustrations of death benefits, cash value, and Account Value that reflect average Portfolio

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expenses for all Subaccounts available under the Policy on or after January 1, 2010. Illustrations are provided free of charge.

The illustrations in Appendix I were originally intended to show how death benefits and cash values may vary based on certain rate of return assumptions and how these benefits compare with amounts which would accumulate if the single premium (gross amount) were invested to earn interest (after taxes) at 4% and 5% compounded annually.  If a Policy is surrendered in the early Policy years, the cash value payable will be low as compared with the premium accumulated with interest, and consequently the insurance protection provided prior to surrender will be costly.

Add the following disclosure as the last two sentences of the third paragraph under the “The Relationship of the Death Benefit to Investment Performance” section in the Prospectus:

THE CALCULATIONS OF THE VARIABLE ADJUSTMENT AMOUNT THAT ARE SET FORTH ON PAGES 36 AND 36 IN APPENDIX II OF THIS PROSPECTUS DO NOT REFLECT THE EXPENSES OF THE PORTFOLIOS AVAILABLE AS INVESTMENT OPTIONS UNDER THIS POLICY.  Please contact the Service Center if you would like to receive calculations of the Variable Adjustment Amount that reflect average Portfolio expenses for all Subaccounts available under the Policy on or after January 1, 2010.

Delete the phrase “(2% of the single premium)” under the “Charges Against the Single Premium” section in the Prospectus.

Delete the current “The Fund” section in the Prospectus and replace with the following:

Portfolio Expenses

The next table shows the minimum and maximum total operating expenses, as of December 31, 2008, charged by the Portfolios periodically during the life of the Policies.  The table does not reflect short-term trading fees.  More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses1	Minimum	Maximum
(expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of Portfolio assets)	0.64%	0.84%

1  The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the individual Portfolio prospectuses for specific expense information.

Add the following disclosure as the first paragraph under the “The Zero Coupon Trust” section in the Prospectus:

ALL SERIES WITHIN THE ZERO COUPON TRUST MATURED ON MAY 15, 1991, MAY 15, 1996, OR FEBRUARY 15, 2006, AND THE ZERO COUPON TRUST IS NO LONGER AVAILABLE AS AN INVESTMENT OPTION UNDER THE POLICY.  The original disclosure regarding the Zero Coupon Trust is shown below.

Delete the current the heading “PMLIC, THE SEPARATE ACCOUNTS, THE MARKET STREET FUND, INC., AND THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND, PROVIDENT MUTUAL SERIES A.” and the “PMLIC,” “The Separate Accounts,” and “The Market Street Fund, Inc.,” sections in the Prospectus and replace with the following:

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NATIONWIDE LIFE INSURANCE COMPANY, NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1, THE FUND, AND THE STRIPPED (“ZERO”) U.S. TREASURY SECURITIES FUND, PROVIDENT MUTUAL SERIES A.

Nationwide Life Insurance Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Policies were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business.  We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

Nationwide Provident VLI Separate Account 1

The Nationwide Provident VLI Separate Account 1 (the “Separate Account”) was established by Provident Mutual Life Insurance Company or PMLIC (now known as Nationwide Life Insurance Company or NLIC) under the provisions of Pennsylvania law and commenced operations on October 1, 1985.  The Separate Account is a separate investment account of NLIC established by the Board of Directors of PMLIC (now known as NLIC) under Delaware law to support the Policies and other variable life insurance policies.  NLIC has registered the Separate Account with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).  Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account.

The Separate Account was originally named Provident Mutual Variable Growth Separate Account, and on May 1, 2000, changed its name to the Provident Mutual Variable Life Separate Account.

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock life insurance company, became a wholly-owned subsidiary of NFS, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI  Separate Account 1.

The assets of the Separate Account are owned by NLIC.  However, these assets are held separate from other assets and are not part of NLIC’s General Account.  The portion of the assets of the Separate Account equal to

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the reserves or other policy liabilities of the Separate Account are not chargeable with liabilities that arise from any other business NLIC conducts.  NLIC may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy Account Value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of NLIC.  NLIC may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

The Fund

The Portfolios are each part of one (1) Fund.  The Fund is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Fund or their Portfolios.  The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies.  The Fund may, in the future, create additional Portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and NLIC makes no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub account may invest in lower quality debt securities commonly referred to as junk bonds.

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Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

NLIC may receive compensation from the investment adviser of the Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Fund and its availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by NLIC.  These percentages differ, and some advisers (or affiliates) may pay us more than others.

For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.55% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

Please read the Portfolio prospectuses to obtain more complete information regarding the Portfolios.  Keep these prospectuses for future reference.

Add the following disclosure as the first sentence under the “The Stripped ("Zero") U.S. Treasury Securities Fund, Provident Mutual Series A” section in the Prospectus:

ALL SERIES WITHIN THE ZERO COUPON TRUST MATURED ON MAY 15, 1991, MAY 15, 1996, OR FEBRUARY 15, 2006, AND THE ZERO COUPON TRUST IS NO LONGER AVAILABLE AS AN INVESTMENT OPTION UNDER THE POLICY.  The original disclosure regarding the Zero Coupon Trust is shown below.

Add the following disclosure at the end of the “ALLOCATION OF NET PREMIUM” section in the  Prospectus:

Anti-Money Laundering.  In order to comply with the USA Patriot Act and rules promulgated thereunder, NLIC has implemented procedures designed to prevent Policies described in this Prospectus from being used to facilitate money laundering or the financing of terrorist activities.

The following replaces the disclosure in “STATE AND LOCAL PREMIUM TAX CHARGE” section under the “CHARGES AND EXPENSES” section in the Prospectus:

NLIC will charge against the Policy value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLIC will assess premium taxes to the Policy at the time NLIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from death benefit proceeds.

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Add following disclosure as the last two sentences in the last paragraph under the “THE VARIABLE ADJUSTMENT AMOUNT” section in the Prospectus:

THE CALCULATIONS OF THE VARIABLE ADJUSTMENT AMOUNT THAT ARE SET FORTH ON PAGES 36 AND 36 IN APPENDIX II OF THIS PROSPECTUS DO NOT REFLECT THE EXPENSES OF THE PORTFOLIOS AVAILABLE AS INVESTMENT OPTIONS UNDER THIS POLICY.  Please contact the Service Center if you would like to receive calculations of the Variable Adjustment Amount that reflect average Portfolio expenses for all Subaccounts available under the Policy on or after January 1, 2010. The calculations are provided free of charge.

Add the following disclosure after the “TRANSFER OPTION” section in the Prospectus:

Telephone, Fax, and E-Mail Requests. In addition to written requests, NLIC may accept telephone, fax, and e-mail instructions from the Owner or an authorized third party regarding transfers, provided the appropriate election has been made at the time of application or proper authorization is provided to NLIC.  NLIC reserves the right to suspend telephone, fax, and/or e-mail privileges at any time for any class of policies, for any reason.

NLIC will employ reasonable procedures to confirm that instructions communicated by telephone, fax, or e-mail are genuine, and if NLIC follows such procedures, it will not be liable for any losses due to authorized or fraudulent instructions.  NLIC, however, may be liable for such losses if it does not follow those reasonable procedures.  The procedures NLIC will follow for telephone, fax, and e-mail transaction include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of any instructions given by telephone.

Telephone, fax, and e-mail may not always be available.  Any telephone, fax, or computer system, whether it is the Owner’s, the Owner’s service provider’s or agent’s, or NLIC’s, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent the processing of a request.  Although NLIC has taken precautions to help its systems handle heavy use, NLIC cannot promise complete reliability under all circumstances.  If problems arise, the request should be made by writing to the Service Center.

If the Owner is provided a personal identification number (“PIN”) in order to execute electronic transactions, the Owner should protect his or her PIN, because self-service options will be available to the Owner’s agent of record and to anyone who provides the Owner’s PIN.  NLIC will not be able to verify that the person providing instructions by telephone, fax, or e-mail is the Owner or is authorized by the Owner.

Disruptive Trading and Market Timing.  Disruptive trading practices, which hamper the orderly pursuit of stated investment objectives by Portfolio managers, may adversely affect the performance of the Subaccounts.  In instances of disruptive trading that we may determine to be, or may have already determined to be, harmful to Owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading.  If your trading activities, or those of a third party acting on your behalf, constitute disruptive trading, we reserve the right not to process the transfer request.  If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.  We will notify any affected requestor in a timely manner of any actions we take to restrict his or her ability to make transfers.

We may add new Portfolios, or new share classes of currently available Portfolios, that assess short-term trading fees.  In the case of new share class additions, your subsequent allocations may be limited to that new share class.  Short-term trading fees are a charge assessed by a Portfolio when you transfer out of a Subaccount before the end of a stated period.  These fees will only apply to Subaccounts invested in Portfolios that impose such a charge. The Portfolio intends short-term trading fees to compensate the Portfolio and its shareholders for the negative impact on performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies.  The fees are not intended to adversely impact Owners not engaged in such

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strategies.  The Separate Account will collect the short-term trading fees at the time of the transfer by reducing the Owner's Subaccount value.  We will remit all such fees to the Portfolio.

Excessive trading (including short-term “market timing” trading) may adversely affect the performance of the Subaccounts.  If a pattern of excessive trading by an Owner or the Owner’s agent develops, NLIC reserves the right not to process the transfer request.  If a transfer request is not processed, it will not be countered as a transfer for purposes of determining the number of free transfers executed.

Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into a written agreement with the Fund which allow the Fund to:

1.	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any NLIC Policy Owner;

2.	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

3.	instruct NLIC to restrict or prohibit further purchases or exchanges by Policy Owners that violate policies established by the Fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the Fund upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Fund.  NLIC and any affected Policy Owner may not have advance notice of such instructions from the Fund to restrict or prohibit further purchases or exchange requests.  If the Fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Policy Owner in their current Fund allocation.

Short-Term Trading Fees (i.e. Redemption Fees).  Some underlying Portfolios assess a short-term trading fee in connection with transfers from a Portfolio that occur within a specified number of days after the date of the allocation to the Portfolio.  Such fees are intended to compensate the underlying Portfolio (and Policy Owners with interests allocated in the underlying Portfolio) for negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Policy Owners not engaged in such strategies.  Any short-term trading fees paid are retained by the underlying Portfolio, not by NLIC, and are a part of the underlying Portfolio’s assets.

Delete the current “OFFICERS AND DIRECTORS OF PMLIC” section in the Prospectus and replace with the following:

NLIC’S EXECUTIVE OFFICERS AND DIRECTORS

NLIC is governed by a board of directors.  The following table sets forth the name, address and principal occupation during the past 5 years of each of NLIC’S executive officers and directors.  Unless otherwise noted, each person’s principal business address is c/o Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215.

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Board of Directors and Executive Officers
Names	Position	Principal Occupation During Past 5 Years
Kirt A. Walker	President and Chief Operating Officer and Director
Kirt A. Walker was elected President of Nationwide Insurance, Exclusive Operations in November 2008.  Previously, he was Regional Vice President of the Rocky Mountain Region in 1997, Regional Vice President of the Pacific Coast Region in 1998, and President of Allied beginning in September 2003.

Mark R. Thresher	Executive Vice President and Director	Mark R. Thresher has been President and Chief Operating Officer of NFS since May 2004. Previously, he was President and Chief Operating Officer – Elect from April 2004 to May 2004.
Patricia R. Hatler	Executive Vice President and Chief Legal and Governance Officer
Patricia R. Hatler has been Executive Vice President – Chief Legal and Governance Officer of Nationwide Mutual and NFS since December 2004.  Prior to that time, Ms. Hatler served as the Senior Vice President, General Counsel and Secretary of Nationwide Mutual and NFS from April 2000 to December 2004.

Terri L. Hill	Executive Vice President-Chief Administrative Officer
Terri L. Hill has been Executive Vice President – Chief Administrative Officer of Nationwide Mutual, NFS and several other Nationwide companies since September 2003.  Prior to that time, she was Senior Vice President – Human Resources/Operations from December 2000 to September 2003 of Scottsdale and its affiliates.

Michael C. Keller	Executive Vice President-Chief Information Officer
Michael C. Keller has been Executive Vice President – Chief Information Officer of Nationwide Mutual since May 2001 and of NFS since August 2001.  He is also a director/officer of several Nationwide affiliates and subsidiaries.

James R. Lyski	Executive Vice President-Chief Marketing Officer
James R. Lyski has been Executive Vice President – Chief Marketing Officer of Nationwide Mutual and NFS since October 2006.  Mr. Lyski previously served as Senior Vice President for Strategy, Product and Marketing at CIGNA HealthCare, Inc., an employee benefits company, from October 2002 to October 2006.

Lawrence A. Hilsheimer	Executive Vice President-Finance
Larry A. Hilsheimer has been Executive Vice President – Chief Financial Officer of Nationwide Mutual and Executive Vice President – Finance of NFS and several other companies within Nationwide since October 2007.  Prior to joining Nationwide, Mr. Hilsheimer served as a partner of Deloitte and Touche USA LLP from June 1988 to October 2007.

Mark A. Pizzi	Executive Vice President
Mark A. Pizzi has been President – Chief Operating Officer, Customer Choice Distribution of Nationwide Mutual since March 2009 and Executive Vice President of NFS since June 2009.  Prior to that time, Mr. Pizzi was Senior Vice President – Customer Choice Distribution from 2006 to June 2009 and Vice President – Regional Operations from 2003 to 2006.  Mr. Pizzi joined Nationwide in 1978.

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Harry H. Hallowell	Senior Vice President and Treasurer
Harry H. Hallowell has been Senior Vice President and Treasurer of Nationwide Mutual and NFS since January 2006.  Previously, Mr. Hallowell served as Vice President and Head of Portfolio Risk Management for Nationwide’s Office of Investments from May 2003 to December 2005.

Robert J. Puccio	Senior Vice President-Associate Services
Robert J. Puccio has been Senior Vice President – Associate Services of Nationwide Mutual since February 2007.  Prior to that time, Mr. Puccio was Vice President – Associate Services of Nationwide Mutual.

Gregory S. Moran	Senior Vice President-Business Transformation Office
Gregory S. Moran has been Senior Vice President – Project Management Office for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Mr. Moran worked for Ford Motor Company from 2001 to 2007.

Carol Baldwin Moody	Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody has been Senior Vice President, Chief Compliance Officer of Nationwide Mutual since November 2005. Previously, she was the chief compliance officer for TIAA-CREF from 2004 to 2005.
Timothy G. Frommeyer	Senior Vice President-Chief Financial Officer and Director
Timothy G. Frommeyer has been Senior Vice President – Chief Financial Officer of NFS since November 2005 and Vice President and Chief Actuary of Nationwide Mutual since May 2004.  He served as Vice President and Chief Actuary of NFS from May 2004 to November 2005.  He has served as a director of NFS since January 2009.

Gail G. Snyder	Senior Vice President-Chief Investment Officer
Gail G. Snyder has been Executive Vice President – Chief Investment Officer of Nationwide Mutual since February 2009 and of NFS since May 2009.  Previously, she was Senior Vice President – Chief Investment Officer of Nationwide Mutual from January 2006 to February 2009 and of NFS from January 2006 to May 2009 and Senior Vice President – Enterprise Portfolio and Strategy Management of Nationwide Mutual from January 2005 to January 2006.  Prior to that time, Ms. Snyder served as Senior Vice President – Portfolio Management of Genworth Financial, Inc., an insurance and financial services company, from May 2004 to December 2004.

Randolph C. Wiseman	Senior Vice President-Chief Litigation Counsel
Randolph C. Wiseman has been Senior Vice President – Chief Litigation Counsel for Nationwide Mutual since July 2007.  Prior to that time, he was Vice President – Associate General Counsel from September 2005 to July 2007.  Prior to joining Nationwide in September 2005, Mr. Wiseman was a partner at the law firm Bricker & Eckler LLP.

Michael W. Mahaffey	Senior Vice President-Chief Risk Officer
Michael W. Mahaffey has been Senior Vice President – Chief Risk Officer of Nationwide Mutual since October 2008.   Prior to that time, he was Vice President – Enterprise Risk Management from 2007 to 2008, and Associate Vice President – Enterprise Risk Management from 2005 to 2007.  Prior to joining Nationwide, Mr. Mahaffey was a consultant with Deloitte and Touche.

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Robert J. Dickson	Senior Vice President-CIO NSC
Robert J. Dickson has been Senior Vice President – Chief Information Officer NSC of Nationwide Mutual since January 2007.  Prior to joining Nationwide, Mr. Dickson held a variety of positions for Ford Motor Company from 1976 to January 2007.

Paul D. Ballew	Senior Vice President-Customer Insight/Analytic
Paul D. Ballew has been Senior Vice President, Customer Insights and Analytics for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Paul served as Executive Director for Global Market and Industry Analysis for General Motors Corporation.

David R. Jahn	Senior Vice President-Customer Relationships
David R. Jahn has been Senior Vice President – Customer Relationships since February 2007.  Prior to that time, he was Senior Vice President – Property and Casualty Claims of Nationwide Mutual from October 2003 to February 2007.  Mr. Jahn has been with Nationwide since 1972.

Roger A. Craig	Senior Vice President-Division General Counsel
Roger A. Craig has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007 and Senior Vice President – Division General Counsel and Assistant Secretary of NFS since August 2007.  Previously, Mr. Craig served several Nationwide companies as Vice President – Division General Counsel from October 2004 to July 2007.

Thomas W. Dietrich	Senior Vice President-Division General Counsel
Thomas W. Dietrich has been Senior Vice President – Division General Counsel of Nationwide Mutual since October 2004.   He served as Vice President, Associate General Counsel of Nationwide Mutual from 1988 to 2004.   Mr. Dietrich has been with Nationwide since 1977.

Sandra L. Neely	Senior Vice President-Division General Counsel
Sandra L. Neely has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007.  Prior to that time, Ms. Neely was Vice President – Division General Counsel of Nationwide Mutual from October 2004 to July 2007.

Jeffrey D. Rouch	Senior Vice President-Government Relations
Jeffrey D. Rouch has been Senior Vice President – Government Relations of Nationwide Mutual since January 2008.  Prior to that time, Mr. Rouch oversaw Nationwide’s federal affairs office from 1997 to January 2008.

Pamela A. Biesecker	Senior Vice President-Head of Taxation	Pamela A. Biesecker has been Senior Vice President – Head of Taxation since November 2006. Prior to joining Nationwide, Ms. Biesecker was vice president of tax for DTE Energy Co. in Detroit, Michigan.
Kim R. Geyer	Senior Vice President-Human Resources
Kim R. Geyer has been Senior Vice President – Human Resources of Nationwide Mutual since April 2007.  Previously, she was Vice President – NF Human Resources from August 2004 to April 2007.   Ms. Geyer has been with Nationwide since 1987.

Eric S. Henderson	Senior Vice President-Individual Investments Business Head
Eric S. Henderson has been Senior Vice President – Individual Investments Business Head of NFS since August 2007.  Previously, Mr. Henderson served as Vice President and Chief Financial Officer – Individual Investments from August 2004 to August 2007.

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Peter A. Golato	Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato has been Senior Vice President – Individual Protection Business Head of Nationwide Mutual and NFS since May 2004.
Srinivas Koushik	Senior Vice President-PCIO Information Technology
Srinivas Koushik has been Senior Vice President – PCIO IT of Nationwide Mutual since 2006.  Previously, he was Senior Vice President – Chief Technology Officer of Nationwide Services from December 2003 to March 2006.

Gordon E. Hecker	Senior Vice President-NF Marketing
Gordon E. Hecker has been Senior Vice President – NF Marketing for Nationwide Mutual since August 2004.  Prior to joining Nationwide, Mr. Hecker was the Senior Vice President of Marketing for the Scotts Miracle-Gro Company in Marysville, Ohio from 1999 to 2004.

Susan Gueli	Senior Vice President-NF Systems
Susan J. Gueli has been Senior Vice President, NF Systems for Nationwide Mutual since January 2008.  Previously, she was Vice President, NF Systems from October 2006 to January 2008 and Vice President, Information Risk Management from April 2002 to October 2006.

Michael A. Hamilton	Senior Vice President-NFN Retail Distribution
Michael A. Hamilton has been Senior Vice President – NFN Retail Distribution of NFS since October 2007.  Previously, he served as Vice President – NFN Retail Distribution of NLIC and Nationwide Life and Annuity Insurance Company, affiliates of Nationwide Mutual and NFS, from April 2007 to October 2007.  Prior to joining Nationwide, Mr. Hamilton served as the President of Pennsylvania Life Insurance Company from April 2004 to January 2007.

John L. Carter	Senior Vice President-Non-Affiliated Sales
John L. Carter has been Senior Vice President – Non-Affiliated Sales of NFS since November 2005. Previously, he served as corporate vice president of Platform Distribution at Prudential Financial, a financial services company in Newark, New Jersey, from August 1999 to November 2005.

William S. Jackson	Senior Vice President-NW Retirement Plans
William S. Jackson has been Senior Vice President – Nationwide Retirement Plans of NFS since October 2006.  Previously, Mr. Jackson served as Sales Center Vice President from August 2001 to September 2006.

Anne L. Arvia	Senior Vice President-President – NW Retirement Plans
Anne L. Arvia has been Senior Vice President – Nationwide Retirement Plans since November 2009.  Previously, Ms. Arvia served as Senior Vice President - President Nationwide Bank beginning in September 2006.  Prior to joining Nationwide Bank, Ms. Arvia served as the chief executive officer of ShoreBank, a community and environmental bank, from May 2002 to August 2006 and served as the president of ShoreBank from May 2001 to August 2006.

Michael S. Spangler	Senior Vice President-President-Nationwide Funds Group
Michael S. Spangler has been Senior Vice President – President, Nationwide Funds Group since June 2008.  Prior to joining Nationwide, Mr. Spangler was Managing Director at Morgan Stanley, heading Americas Retail and Intermediary Product Management from May 2004 to June 2008.

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W. Kim Austen	Senior Vice President-Property and Casualty Commercial/Farm Product Pricing
W. Kim Austen has been President and Chief Operating Officer – Allied since February 2009.  Prior to that time, he was Senior Vice President – Property and Casualty Commercial/Farm Product Pricing of Nationwide Mutual from September 2003 to February 2009.

Gale V. King	Senior Vice President-PCIO Human Resources
Gale V. King has been Executive Vice President and Chief Human Resources Officer of Nationwide Mutual and NFS since February 2009.  Previously, she was Senior Vice President – Property and Casualty Human Resources of Nationwide Mutual from October 2003 to February 2009.  Ms. King has been with Nationwide since 1983.

J. Lynn Greenstein	Senior Vice President-Property and Casualty Personal Lines Product Pricing
J. Lynn Greenstein has been Senior Vice President – Property and Casualty Product and Pricing Management of Nationwide Mutual since March 2003.  She is also a director/officer of other Nationwide affiliates and subsidiaries.  Ms. Greenstein has been with Nationwide since 1985.

Jennifer M. Hanley	Senior Vice President – Marketing Services
Jennifer M. Hanley has been Senior Vice President Marketing Services, Office of Marketing and Communications at Nationwide since March 2009. Ms. Hanley joined Nationwide in November 2007 as the Vice President Marketing Programs. Prior to joining Nationwide she was the Vice President, Marketing Services from August 2006 to October 2007 and Senior Director, Creative Services, Media Promotions at The Scotts Miracle-Gro Company from January 2004 - July 2006.

James R. Burke	Senior Vice President – Property and Casualty/Farm Product Pricing
 Jim has been involved with P&C Commercial / Agribusiness since 2006 and in April 2009 was named the VP of Commercial/Agribusiness Underwriting, Audit, Loss Control and Training.  In 2004/2005, Jim led operational and strategic planning for Nationwide’s property casualty operations.

Kai V. Monahan	Senior Vice President
Kai V. Monahan has been Senior Vice President – Internal Audit of Nationwide Mutual and since November 2008.  Previously, Mr. Monahan was a Partner in Ernst & Young’s Business Risk Services practice from 2004 to 2008.

Matthew Jauchius	Senior Vice President
Matthew Jauchius has been Senior Vice President – Chief Strategy Officer, OCEO Administration of Nationwide Mutual since April 2009.  Previously, he served as Vice President – PCIO Strategy for Nationwide Mutual from April 2007 to April 2009, and Vice President – Strategic Planning Nationwide Mutual from June 2006 to April 2007.  Previously, Mr. Jauchius was Associate Principal with McKinsey & Company from September 1998 to June 2006.

Stephen S. Rasmussen	Director
Stephen S. Rasmussen has been a director and the Chief Executive Officer of Nationwide Mutual since February 2009.  He previously served as the President and Chief Operating Officer of Nationwide Mutual and Executive Vice President of NFS from September 2003 to February 2009.

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A fidelity bond in the amount of $3 million covering NLIC’s directors, officers and employees has been issued by Federal Insurance Company, a member of the Chubb Group.

Under the “STATE REGULATION” section in the Prospectus, delete the phrase “Commonwealth of Pennsylvania” and replace with “State of Ohio.”

Delete the current “EXPERTS” and “LEGAL MATTERS” sections in the Prospectus and replace with the following:

EXPERTS

The financial statements of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

LEGAL PROCEEDINGS

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

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The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was

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filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

    On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to

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participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive

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device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

The following replaces the “FINANCIAL STATEMENTS” and “INDEX TO FINANCIAL STATEMENTS” section on page F-1 of the Prospectus:

FINANCIAL STATEMENTS

The financial statements of NLIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VLI Separate Account l  as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policies.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life Insurance Company of
America and Policyholders of Nationwide Provident VLI Separate Account 1:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VLI Separate Account 1 (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	12,622,072	$149,555,055	$82,295,910
NVIT Money Market Fund Class IV	62,713,362	$62,713,362	$62,713,362
NVIT Government Bond Fund Class IV	2,103,240	$24,433,265	$25,238,879
JP Morgan NVIT Balanced Fund Class IV	3,788,996	$37,739,793	$26,522,975
NVIT Mid Cap Growth Fund Class IV	2,062,648	$42,434,984	$36,220,092
NVIT Multi-Manager International Value Fund Class IV	2,597,073	$32,761,208	$20,049,403
NVIT Growth Fund Class IV	1,760,766	$17,907,360	$15,582,776
Van Kampen NVIT Comstock Value Fund Class IV	2,237,852	$23,679,510	$15,642,583
NVIT Multi-Manager Small Company Fund Class IV	1,489,306	$31,207,608	$16,024,936
NVIT Multi-Manager Small Cap Value Fund Class IV	2,601,449	$29,138,219	$17,195,578
NVIT S&P 500 Index Fund Class IV	18,000,293	$152,173,608	$113,041,838
NVIT Government Bond Fund Class I	58,928	$681,774	$707,730
NVIT Investor Destinations Aggressive Fund Class II	564,661	$6,712,916	$3,890,511
NVIT Investor Destinations Conservative Fund Class II	103,180	$930,747	$956,476
NVIT Investor Destinations Moderate Fund Class II	1,666,692	$18,781,412	$14,100,218
NVIT Investor Destinations Moderately Aggressive Fund Class II	2,494,009	$29,869,385	$19,852,313
NVIT Investor Destinations Moderately Conservative Fund Class II	218,667	$2,424,469	$1,935,199
NVIT Core Plus Bond Fund Class I	4,382	$42,719	$42,858
Neuberger Berman NVIT Socially Responsible Fund Class II	1,310	$9,723	$8,436
Gartmore NVIT Emerging Markets Fund Class I	131,166	$2,333,548	$924,719
NVIT Mid Cap Index Fund Class I	229,373	$3,991,762	$2,580,449
Federated NVIT High Income Bond Fund Class I	66,379	$499,230	$331,230
NVIT Global Financial Services Fund Class I	24,982	$325,855	$143,147
NVIT Health Sciences Fund Class I	46,163	$503,756	$372,997
NVIT Technology and Communications Fund Class I	66,657	$303,768	$148,645
Gartmore NVIT Global Utilities Fund Class I	52,844	$667,193	$411,127
NVIT Multi-Manager Small Cap Growth Fund Class I	126,094	$2,075,340	$1,216,806
NVIT U.S. Growth Leaders Fund Class I	216,377	$2,194,649	$1,289,605
NVIT Multi Sector Bond Fund Class I	176,954	$1,685,531	$1,295,305
NVIT Multi-Manager International Value Fund Class III	1,949,164	$29,446,777	$15,008,562
Gartmore NVIT Emerging Markets Fund Class III	398,464	$6,363,866	$2,801,202
NVIT Global Financial Services Fund Class III	47,354	$518,871	$271,337
NVIT Health Sciences Fund Class III	61,685	$651,412	$499,652
NVIT Technology and Communications Fund Class III	136,968	$579,035	$308,177
Gartmore NVIT Global Utilities Fund Class III	157,421	$1,960,041	$1,229,455
Federated NVIT High Income Bond Fund Class III	143,356	$1,080,216	$713,912
Gartmore NVIT International Equity Fund Class VI	5,870	$53,541	$36,688
NVIT Core Bond Fund Class I	19,302	$189,651	$187,033
NVIT Short Term Bond Fund Class II	2,736	$27,084	$26,729
Van Kampen NVIT Real Estate Fund Class I	2,307	$18,970	$13,170
American Funds NVIT Asset Allocation Fund Class II	12,326	$211,304	$160,356
American Funds NVIT Bond Fund Class II	29,804	$338,163	$284,027
American Funds NVIT Global Growth Fund Class II	31,465	$734,778	$470,089
American Funds NVIT Growth Fund Class II	15,875	$985,341	$586,563
American Funds NVIT Growth-Income Fund Class II	3,406	$136,243	$89,406
NVIT Cardinal Aggressive Fund I	32,308	$253,290	$212,267
NVIT Cardinal Balanced Fund I	140	$1,106	$1,140
NVIT Cardinal Capital Appreciation Fund I	3,172	$30,061	$23,569
NVIT Cardinal Conservative Fund I	1,195	$10,831	$10,896
NVIT Cardinal Moderate Fund I	10,332	$80,518	$80,383
NVIT Cardinal Moderately Aggressive Fund I	3,264	$30,583	$23,112
NVIT Cardinal Moderately Conservative Fund I	612	$6,102	$5,188

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

NVIT Multi-Manager International Growth Fund Class III	384	$2,365	$2,463
NVIT Multi-Manager Large Cap Growth Fund Class I	34	$217	$229
NVIT Multi-Manager Large Cap Value Fund Class I	4,845	$37,699	$32,071
NVIT Multi-Manager Mid Cap Growth Fund Class I	33	$208	$221
NVIT Multi-Manager Mid Cap Value Fund Class II	168	$1,192	$1,191

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	6,039,547	$136,847,084	$79,601,232
Fidelity VIP Growth Portfolio: Initial Class	4,170,260	$148,155,460	$98,126,223
Fidelity VIP High Income Portfolio: Initial Class	2,262,352	$13,612,171	$8,958,912
Fidelity VIP Overseas Portfolio: Initial Class	1,465,570	$22,973,830	$17,835,985
Fidelity VIP Overseas Portfolio: Initial Class R	1,514,591	$29,459,650	$18,387,137
Fidelity VIP Equity-Income Portfolio: Service Class	186,532	$4,374,733	$2,451,036
Fidelity VIP Growth Portfolio: Service Class	66,025	$2,304,270	$1,549,616
Fidelity VIP Overseas Portfolio: Service Class	7,303	$137,347	$88,514
Fidelity VIP Overseas Portfolio: Service Class R	124,071	$2,518,643	$1,501,257
Fidelity VIP High Income Portfolio: Initial Class R	631,590	$3,544,661	$2,494,782

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	2,856,594	$39,869,379	$29,451,488
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	2,974,385	$37,562,357	$35,216,723
Fidelity VIP II Contrafund Portfolio: Initial Class	5,408,279	$135,699,055	$83,233,410
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	96,440	$1,192,113	$1,133,174

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	521,447	$16,232,069	$9,558,131
Fidelity VIP III Value Strategies Portfolio: Service Class	248,155	$2,887,799	$1,220,920

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	89,359	$2,090,547	$1,018,687
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	37,977	$436,646	$312,550
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	94,489	$1,084,014	$727,565
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	105,482	$1,259,769	$751,032

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	998,451	$12,803,607	$10,693,406

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	2,121,078	$30,351,330	$15,080,866
Neuberger Berman AMT Fasciano Portfolio — S Class	72,149	$977,955	$602,446
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	65,174	$1,618,312	$1,051,912
Neuberger Berman AMT Socially Responsive Portfolio — I Class	72,370	$1,098,601	$679,550
Neuberger Berman AMT International Portfolio — S Class	52,470	$731,368	$382,503
Neuberger Berman AMT Regency Portfolio — S Class	16,559	$275,887	$152,676

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	380,688	$4,478,851	$4,385,521
Van Eck Worldwide Hard Assets Fund: Initial Class	267,226	$7,666,484	$5,010,496
Van Eck Worldwide Emerging Markets Fund: Initial Class	1,629,380	$25,709,920	$9,580,754
Van Eck Worldwide Real Estate Portfolio: Initial Class	275,091	$4,205,972	$1,705,563
Van Eck Worldwide Bond Fund: Class R	429,897	$4,961,746	$4,952,409
Van Eck Worldwide Hard Assets Fund: Class R	336,506	$10,766,622	$6,306,119
Van Eck Worldwide Emerging Markets Fund: Class R	1,244,397	$19,756,314	$7,304,612
Van Eck Worldwide Real Estate Portfolio: Class R	465,556	$7,023,191	$2,867,824

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	1,101,759	$18,577,740	$19,368,930

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	548,544	$7,370,887	$6,138,212
Wells Fargo VT Opportunity Fund — Investor Class	448,498	$8,480,587	$4,556,744

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	83,402	$3,238,609	$2,408,659
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	5,306	$198,062	$100,865

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	424,094	$6,924,728	$4,393,618

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	268,540	$8,856,061	$6,171,041

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	78,658	$695,313	$467,231
American Century VP Ultra Fund: Class I	224,836	$2,222,150	$1,362,504
American Century VP Value Fund: Class I	1,129,976	$8,425,933	$5,288,287
American Century VP Income and Growth Fund: Class I	212,969	$1,630,159	$1,026,509
American Century VP International Fund: Class III	234,431	$2,175,184	$1,392,518
American Century VP Mid Cap Value Fund: Class I	54,896	$711,532	$536,882
American Century VP Vista Fund: Class I	33,824	$648,925	$364,283

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	236,933	$2,469,498	$2,345,636

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	106,586	$3,981,265	$2,421,640
Janus Aspen Series — International Growth Portfolio: Service Shares	62,868	$3,290,835	$1,635,205
Janus Aspen Series — Global Technology Portfolio: Service Shares	34,626	$150,495	$100,416
Janus Aspen Series — Balanced Portfolio: Service Shares	58,975	$1,722,285	$1,400,663
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	19,514	$247,288	$154,550
Janus Aspen Series — International Growth Portfolio: Service II Shares	164,082	$8,752,460	$4,290,746
Janus Aspen Series — Global Technology Portfolio: Service II Shares	129,464	$629,672	$383,213

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	122,675	$4,693,879	$3,149,079
Oppenheimer Global Securities Fund/VA: Non-Service Shares	80,523	$2,485,547	$1,627,364
Oppenheimer Main Street Fund/VA: Non-Service Shares	144,552	$3,190,895	$2,104,670
Oppenheimer High Income Fund/VA: Non-Service Shares	82,653	$621,481	$130,592
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	129,531	$2,293,886	$1,379,509
Oppenheimer Global Securities Fund/VA: Class 3	318,080	$10,337,129	$6,469,742
Oppenheimer High Income Fund/VA: Class 3	103,705	$464,721	$162,816

AIM Variable Insurance Funds, Inc.:
AIM V.I. Basic Value Fund: Series I Shares	345,108	$3,106,585	$1,414,944
AIM V.I. Capital Appreciation Fund: Series I Shares	13,430	$340,106	$226,827
AIM V.I. Capital Development Fund: Series I Shares	119,063	$1,815,503	$944,172

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	229,103	$2,516,966	$2,291,033
Federated American Leaders Fund II: Primary Shares	6,562	$102,359	$53,416
Federated Capital Appreciation Fund II: Primary Shares	12,507	$82,773	$63,786

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	480,753	$8,149,797	$5,158,477
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	470,996	$9,043,046	$6,575,110
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	102,015	$1,634,566	$1,117,066
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	218,630	$2,841,620	$1,316,153
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	93,965	$1,568,117	$1,605,869
Franklin Founding Funds Allocation Fund — Class 2	63	$506	$351

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	156,421	$3,719,151	$2,049,116
AllianceBernstein VPS Small/Mid Cap Value Portfolio: Class A	217,521	$3,699,374	$2,157,811

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	71,431	$708,905	$507,162
MFS Value Series: Initial Class	262,155	$3,657,254	$2,558,629

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	17,308	$389,171	$198,519
Putnam VT International Equity Fund: Class IB	19,152	$315,436	$170,265
Putnam VT Voyager Fund: Class IB	15,402	$429,504	$307,741

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	123,328	$2,232,991	$1,489,798
Vanguard Total Bond Market Index Portfolio	98,661	$1,107,964	$1,146,439
Vanguard High Yield Bond Portfolio	123,585	$979,185	$730,389
Vanguard Mid Cap Index Portfolio	229,211	$3,797,413	$2,113,322

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	132,026	$1,487,469	$1,308,376
Van Kampen Emerging Markets Debt Portfolio: Class I	56,440	$463,701	$365,164
Van Kampen U.S. Real Estate Portfolio: Class I	343,426	$6,524,697	$2,819,531

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	154,922	$1,645,540	$1,037,979
T Rowe Price Equity Income Portfolio — Class II	106,269	$2,483,223	$1,520,707
T Rowe Price Limited Term Bond Portfolio — Class II	236,075	$1,170,430	$1,140,244

Total Investments			$1,091,910,742
Accounts Receivable			—

Total Assets			$1,091,910,742
Accounts Payable			152,894

Net Assets (See Note 7)			$1,091,757,848

Policyholders’ Equity			$1,091,458,998
Attributable to Nationwide Life Insurance Company of America			298,851

			$1,091,757,848

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008

										NVIT
										Multi-	NVIT			NVIT	NVIT
			NVIT		JP Morgan		NVIT Multi-		Van Kampen	Manager	Multi-			Investor	Investor
		NVIT	Money	NVIT	NVIT	NVIT Mid	Manager	NVIT	NVIT	Small	Manager	NVIT S&P	NVIT	Destinations	Destinations
		Nationwide	Market	Government	Balanced	Cap Growth	International	Growth	Comstock	Company	Small Cap	500 Index	Government	Aggressive	Conservative
		Fund	Fund	Bond Fund	Fund	Fund	Value Fund	Fund	Value Fund	Fund	Value Fund	Fund	Bond Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

Investment Income
Dividends	$27,972,706	$1,741,584	$1,305,746	$1,097,510	$912,998	—	$575,987	$56,906	$456,625	$192,465	$263,413	$3,017,869	$32,777	$111,248	$29,631
Expenses
Mortality and expense risks	10,322,698	724,057	416,637	167,038	207,731	$361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166
Investment Expense	15,018	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	10,337,716	724,057	416,637	167,038	207,731	361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166

Net investment income (loss)	17,634,990	1,017,527	889,109	930,472	705,267	(361,399)	363,713	(91,040)	302,882	30,279	96,644	1,951,701	27,043	73,935	23,465

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	102,151,995	19,844,483	—	—	3,831,314	—	4,758,678	—	318,857	4,939,782	—	—	—	942,417	15,572
Net realized (loss) gain from redemption of investment shares	(26,982,248)	(3,079,118)	—	(218,199)	(702,560)	1,558,939	399,632	715,758	309,107	(3,349,131)	(373,335)	(3,679,098)	2,733	(211,389)	(102,642)

Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	249,922,044	11,742,571	—	(260,325)	2,452,204	27,302,500	11,688,605	8,724,632	2,784,984	(2,777,254)	(3,317,303)	30,118,521	6,656	312,319	(5,980)
End of year	(545,784,788)	(67,259,145)	—	805,614	(11,216,817)	(6,214,892)	(12,711,805)	(2,324,584)	(8,036,927)	(15,182,672)	(11,942,640)	(39,131,770)	25,955	(2,822,405)	25,729

Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net realized and unrealized gain (loss) on investments	(720,537,085)	(62,236,351)	—	847,740	(10,540,267)	(31,958,453)	(19,242,100)	(10,333,458)	(10,193,947)	(10,814,767)	(8,998,672)	(72,929,389)	22,032	(2,403,696)	(55,361)

Net increase (decrease) in net assets resulting from operations	$(702,902,095)	$(61,218,824)	$889,109	$1,778,212	$(9,835,000)	$(32,319,852)	$(18,878,387)	$(10,424,498)	$(9,891,065)	$(10,784,488)	$(8,902,028)	$(70,977,688)	$49,075	$(2,329,761)	$(31,896)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — Continued

		NVIT	NVIT		Neuberger								NVIT
	NVIT	Investor	Investor	NVIT	Berman	Gartmore		Federated	NVIT			Gartmore	Multi-
	Investor	Destinations	Destinations	Core	NVIT	NVIT		NVIT	Global	NVIT	NVIT	NVIT	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	Plus	Socially	Emerging	NVIT Mid	High	Financial	Health	Technology and	Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Bond	Responsible	Markets	Cap Index	Income	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Bond Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

Investment Income
Dividends	$445,951	$630,351	$65,607	$712	$25	$21,522	$46,114	$47,275	$4,216	$1,324	—	$18,959	—	—
Expenses
Mortality and expense risks	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	$1,616	3,852	$11,296	$13,383
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	1,616	3,852	11,296	13,383

Net investment income (loss)	332,778	449,374	50,827	590	9	9,269	20,264	43,645	2,721	(1,723)	(1,616)	15,107	(11,296)	(13,383)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,347,548	2,645,159	107,328	—	—	384,738	237,042	—	—	34,949	34,108	7,566	—	389,672
Net realized (loss) gain from redemption of investment shares	(19,000)	(161,880)	(3,437)	(68)	(176)	234,260	4,325	(62,149)	(17,932)	(2,128)	(7,468)	(66,024)	(51,617)	(101,691)

Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,014,001	2,220,204	14,331	—	—	715,874	379,839	(27,788)	(66,088)	38,355	41,451	(39,372)	78,768	330,178
End of year	(4,681,194)	(10,017,072)	(489,270)	139	(1,286)	(1,408,829)	(1,411,313)	(167,999)	(182,708)	(130,759)	(155,123)	(256,066)	(858,535)	(905,043)

Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net realized and unrealized gain (loss) on investments	(4,366,647)	(9,753,997)	(399,710)	71	(1,462)	(1,505,705)	(1,549,785)	(202,360)	(134,552)	(136,293)	(169,934)	(275,152)	(988,920)	(947,240)

Net increase (decrease) in net assets resulting from operations	$(4,033,869)	$(9,304,623)	$(348,883)	$661	$(1,453)	$(1,496,436)	$(1,529,521)	$(158,715)	$(131,831)	$(138,016)	$(171,550)	$(260,045)	$(1,000,216)	$(960,623)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								Federated				Van	American		American		American
	NVIT	NVIT	Gartmore	NVIT			Gartmore	NVIT			NVIT	Kampen	Funds	American	Funds	American	Funds
	Multi	Multi-	NVIT	Global	NVIT	NVIT	NVIT	High	Gartmore	NVIT	Short	NVIT	NVIT	Funds	NVIT	Funds	NVIT
	Sector	Manager	Emerging	Financial	Health	Technology and	Global	Income	NVIT	Core	Term	Real	Asset	NVIT	Global	NVIT	Growth-
	Bond	International	Markets	Services	Sciences	Communications	Utilities	Bond	International	Bond	Bond	Estate	Allocation	Bond	Growth	Growth	Income
	Fund	Value Fund	Fund	Fund	Fund	Fund	Fund	Fund	Equity Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

Investment Income
Dividends	$117,879	$403,010	$60,224	$7,493	$1,603	—	$56,514	$86,050	$405	$3,502	$303	$427	$4,915	$16,584	$16,916	$15,790	$2,706
Expenses
Mortality and expense risks	11,316	151,846	35,603	2,426	3,855	$3,358	12,205	7,003	82	450	53	51	978	2,229	4,299	4,518	813
Investment Expense	—	365	467	156	83	7	43	—	—	—	—	—	—	—	—	—	—

Total expenses	11,316	152,211	36,070	2,582	3,938	3,365	12,248	7,003	82	450	53	51	978	2,229	4,299	4,518	813

Net investment income (loss)	106,563	250,799	24,154	4,911	(2,335)	(3,365)	44,266	79,047	323	3,052	250	376	3,937	14,355	12,617	11,272	1,893

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	41,774	3,317,552	1,097,188	—	47,706	67,035	23,076	—	5,517	—	—	—	1,910	221	19,481	44,097	37
Net realized (loss) gain from redemption of investment shares	(87,012)	(645,906)	109,154	(56,493)	(15,996)	(37,304)	(124,975)	(46,645)	(1,461)	(207)	(6)	(495)	(6,034)	(12,477)	(8,300)	(2,276)	(16,612)

Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(3,717)	1,585,043	1,616,055	(82,462)	46,307	45,774	(55,899)	(38,121)	—	—	—	—	525	(18,207)	22,583	20,011	(2,310)
End of year	(390,226)	(14,438,215)	(3,562,664)	(247,534)	(151,760)	(270,858)	(730,586)	(366,304)	(16,853)	(2,618)	(355)	(5,800)	(50,948)	(54,136)	(264,689)	(398,778)	(46,837)

Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net realized and unrealized gain (loss) on investments	(431,747)	(13,351,612)	(3,972,377)	(221,565)	(166,357)	(286,901)	(776,586)	(374,828)	(12,797)	(2,825)	(361)	(6,295)	(55,597)	(48,185)	(276,091)	(376,968)	(61,102)

Net increase (decrease) in net assets resulting from operations	$(325,184)	$(13,100,813)	$(3,948,223)	$(216,654)	$(168,692)	$(290,266)	$(732,320)	$(295,781)	$(12,474)	$227	$(111)	$(5,919)	$(51,660)	$(33,830)	$(263,474)	$(365,696)	$(59,209)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								NVIT	NVIT	NVIT	NVIT	NVIT
			NVIT			NVIT	NVIT	Multi-	Multi-	Multi-	Multi-	Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	Manager	Manager	Manager	Manager	Manager
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	International	Large Cap	Large Cap	Mid Cap	Mid Cap
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Growth Fund	Growth Fund	Value Fund	Growth Fund	Value Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

Investment Income
Dividends	$1,524	$8	$323	$94	$508	$346	$84	$3	—	$183	—	$9
Expenses Mortality and expense risks	534	—	57	15	26	72	27	1	—	61	$3	1
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	534	—	57	15	26	72	27	1	—	61	3	1

Net investment income (loss)	990	8	266	79	482	274	57	2	—	122	(3)	8

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	4,592	6	225	17	539	264	15	—	—	—	—	—
Net realized (loss) gain from redemption of investment shares	(2,120)	1	(143)	34	(77)	(283)	(213)	(26)	—	(228)	(590)	(1)

Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—
End of year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net realized and unrealized gain (loss) on investments	(38,551)	41	(6,410)	117	327	(7,490)	(1,113)	71	12	(5,856)	(578)	(2)

Net increase (decrease) in net assets resulting from operations	$(37,561)	$49	$(6,144)	$196	$809	$(7,216)	$(1,056)	$73	$12	$(5,734)	$(581)	$6

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Fidelity		Fidelity			Fidelity						Fidelity		Fidelity
	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity	VIP	Fidelity	VIP II
	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP	VIP	VIP	II Investment	VIP II	Investment
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	High Income	II Asset	Grade Bond	Contrafund	Grade Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Manager	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Portfolio:	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Initial Class	Class	Class	Class

Investment Income
Dividends	$2,930,790	$1,249,417	$1,015,264	$696,266	$712,484	$85,117	$16,834	$3,388	$55,840	$284,717	$1,030,643	$1,853,408	$1,204,565	$52,567
Expenses
Mortality and expense risks	788,606	1,030,509	80,979	181,671	179,347	24,723	16,297	1,176	14,768	22,273	258,358	289,266	822,117	9,991
Investment Expense	—	—	—	—	4,632	—	—	—	104	300	—	—	—	—

Total expenses	788,606	1,030,509	80,979	181,671	183,979	24,723	16,297	1,176	14,872	22,573	258,358	289,266	822,117	9,991

Net investment income (loss)	2,142,184	218,908	934,285	514,595	528,505	60,394	537	2,212	40,968	262,144	772,285	1,564,142	382,448	42,576

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	126,988	—	—	3,597,661	3,181,411	3,238	—	22,788	227,850	—	4,111,325	35,989	3,625,280	1,039
Net realized (loss) gain from redemption of investment shares	(4,519,304)	(9,512,954)	(564,476)	1,210,368	529,190	(135,728)	56,439	24,263	(2,754)	(238,997)	(1,098,578)	(1,221,231)	(2,645,205)	(29,593)

Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	3,064,595	32,101,543	(1,037,709)	15,442,070	7,652,430	(233,729)	597,309	78,072	350,062	(195,385)	5,983,490	(330,607)	13,411,706	13,871
End of year	(57,245,852)	(50,029,238)	(4,653,259)	(5,137,845)	(11,072,512)	(1,923,697)	(754,654)	(48,832)	(1,017,386)	(1,049,879)	(10,417,891)	(2,345,634)	(52,465,644)	(58,939)

Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net realized and unrealized gain (loss) on investments	(64,702,763)	(91,643,735)	(4,180,026)	(15,771,886)	(15,014,341)	(1,822,458)	(1,295,524)	(79,853)	(1,142,352)	(1,093,491)	(13,388,634)	(3,200,269)	(64,897,275)	(101,364)

Net increase (decrease) in net assets resulting from operations	$(62,560,579)	$(91,424,827)	$(3,245,741)	$(15,257,291)	$(14,485,836)	$(1,762,064)	$(1,294,987)	$(77,641)	$(1,101,384)	$(831,347)	$(12,616,349)	$(1,636,127)	$(64,514,827)	$(58,788)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

							Lehman
		Fidelity					Brothers			Neuberger	Neuberger
	Fidelity	VIP III		Fidelity VIP	Fidelity VIP	Fidelity VIP	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	VIP	Value	Fidelity VIP	IV Freedom	IV Freedom	IV Freedom	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	III Mid Cap	Strategies	IV Energy	Fund 2010	Fund 2020	Fund 2030	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Service Class	Service Class	Service Class 2	Service Class	Service Class	Service Class	Class	Class	Class	Class	Class	Class	Class

Investment Income
Dividends	$48,813	$13,943	—	$10,631	$23,629	$22,700	$614,823	$138,609	—	—	$20,704	$2	$2,218
Expenses
Mortality and expense risks	94,285	14,386	$13,064	2,957	6,129	7,748	89,220	173,397	$5,892	$9,181	6,699	4,738	1,410
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	94,285	14,386	13,064	2,957	6,129	7,748	89,220	173,397	5,892	9,181	6,699	4,738	1,410

Net investment income (loss)	(45,472)	(443)	(13,064)	7,674	17,500	14,952	525,603	(34,788)	(5,892)	(9,181)	14,005	(4,736)	808

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	2,271,637	458,573	66,346	17,526	48,393	75,736	—	4,373,623	29,742	—	70,790	6	483
Net realized (loss) gain from redemption of investment shares	(81,581)	(212,212)	88,836	(4,783)	37	(55,611)	(474,197)	5,638	(18,619)	22,420	1,220	(37,830)	(5,029)

Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,915,932	(99,017)	351,817	13,506	47,203	4,554	(116,652)	6,144,532	26,537	183,589	107,275	(46,091)	(623)
End of year	(6,673,938)	(1,666,879)	(1,071,860)	(124,096)	(356,450)	(508,737)	(2,110,201)	(15,270,464)	(375,508)	(566,400)	(419,051)	(348,865)	(123,212)

Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net realized and unrealized gain (loss) on investments	(6,399,814)	(1,321,501)	(1,268,495)	(124,859)	(355,223)	(493,166)	(2,467,746)	(17,035,735)	(390,922)	(727,569)	(454,316)	(340,598)	(127,135)

Net increase (decrease) in net assets resulting from operations	$(6,445,286)	$(1,321,944)	$(1,281,559)	$(117,185)	$(337,723)	$(478,214)	$(1,942,143)	$(17,070,523)	$(396,814)	$(736,750)	$(440,311)	$(345,334)	$(126,327)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
		Van Eck		Van Eck					Alger			Variable	Investment	Investment
	Van Eck	Worldwide	Van Eck	Worldwide			Van Eck		American			Investment	Fund —	Portfolios	Dreyfus
	Worldwide	Hard	Worldwide	Real	Van Eck	Van Eck	Worldwide	Van Eck	Small		Wells Fargo VT	Fund —	Developing	Small Cap	Stock
	Bond	Assets	Emerging	Estate	Worldwide	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Index
	Fund:	Fund:	Markets	Portfolio:	Bond	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Initial	Fund: Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

Investment Income
Dividends	$409,379	$26,460	—	$187,951	$372,664	$36,658	—	$270,019	—	—	$127,063	$75,986	$1,145	$49,941	$182,592
Expenses
Mortality and expense risks	30,838	55,962	$137,700	22,093	34,015	70,174	$93,053	33,242	$196,036	$67,846	47,999	25,810	914	41,633	63,023
Investment Expense	—	—	—	—	735	2,408	2,382	111	—	—	—	—	—	—	—

Total expenses	30,838	55,962	137,700	22,093	34,750	72,582	95,435	33,353	196,036	67,846	47,999	25,810	914	41,633	63,023

Net investment income (loss)	378,541	(29,502)	(137,700)	165,858	337,914	(35,924)	(95,435)	236,666	(196,036)	(67,846)	79,064	50,176	231	8,308	119,569

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	1,448,943	11,018,409	606,813	—	1,642,405	6,953,440	871,777	410,734	—	1,499,772	283,048	6,861	864,283	—
Net realized (loss) gain from redemption of investment shares	(89,707)	1,317,212	959,050	(83,359)	(130,456)	464,091	(831,695)	(480,291)	1,386,669	420,932	302,176	73,525	(6,061)	(28,638)	138,588

Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588

Net unrealized appreciation (depreciation) of investments:
Beginning of year	91,434	4,443,483	14,904,365	495,166	109,551	3,120,629	6,171,104	(90,708)	20,181,020	4,122,188	1,113,724	762,467	(37,894)	347,579	1,437,496
End of year	(93,330)	(2,655,987)	(16,129,166)	(2,500,409)	(9,337)	(4,460,503)	(12,451,702)	(4,155,367)	791,189	(1,232,675)	(3,923,842)	(829,951)	(97,197)	(2,531,111)	(2,685,020)

Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net realized and unrealized gain (loss) on investments	(274,471)	(4,333,315)	(19,056,072)	(2,472,121)	(249,344)	(5,474,636)	(12,501,061)	(3,673,173)	(17,592,428)	(4,933,931)	(3,235,618)	(1,235,845)	(58,503)	(2,043,045)	(3,983,928)

Net increase (decrease) in net assets resulting from operations	$104,070	$(4,362,817)	$(19,193,772)	$(2,306,263)	$88,570	$(5,510,560)	$(12,596,496)	$(3,436,507)	$(17,788,464)	$(5,001,777)	$(3,156,554)	$(1,185,669)	$(58,272)	$(2,034,737)	$(3,864,359)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Janus
										Janus			Aspen	Janus	Janus
										Aspen	Janus Aspen		Series —	Aspen	Aspen
				American		American		American	Janus Aspen	Series	Series —	Janus Aspen	INTECH	Series —	Series —
	American	American	American	Century VP	American	Century VP	American	Century VP	Series —	International	Global	Series —	Risk —	International	Global
	Century VP	Century VP	Century VP	Income	Century VP	Mid Cap	Century VP	Inflation	Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	and	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Growth Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,698	—	$169,911	$30,729	$16,858	$390	—	$119,830	$425	$85,203	$144	$38,843	$1,427	$191,159	$473
Expenses
Mortality and expense risks	5,009	$13,788	48,574	10,633	14,238	3,517	$3,420	17,226	27,541	19,827	1,230	9,133	1,472	44,386	3,903
Investment Expense	—	—	—	—	1,372	—	—	—	—	—	—	—	—	1,663	13

Total expenses	5,009	13,788	48,574	10,633	15,610	3,517	3,420	17,226	27,541	19,827	1,230	9,133	1,472	46,049	3,916

Net investment income (loss)	1,689	(13,788)	121,337	20,096	1,248	(3,127)	(3,420)	102,604	(27,116)	65,376	(1,086)	29,710	(45)	145,110	(3,443)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	78,675	302,276	902,057	184,096	198,026	—	21,853	—	—	456,694	—	106,636	12,384	1,025,154	—
Net realized (loss) gain from redemption of investment shares	106,010	(72,625)	(577,574)	(46,018)	100,903	(21,362)	(24,373)	(15,777)	620,284	245,232	22,692	5,853	(8,861)	95,209	18,601

Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601

Net unrealized appreciation (depreciation) of investments:
Beginning of year	384,345	358,100	(562,239)	152,664	630,180	(28,971)	35,718	48,385	1,226,932	1,081,442	60,292	112,918	706	1,549,556	53,239
End of year	(228,081)	(859,646)	(3,137,646)	(603,650)	(782,666)	(174,650)	(284,642)	(123,862)	(1,559,626)	(1,655,630)	(50,079)	(321,622)	(92,738)	(4,461,714)	(246,460)

Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net realized and unrealized gain (loss) on investments	(427,741)	(988,095)	(2,250,924)	(618,236)	(1,113,917)	(167,041)	(322,880)	(188,024)	(2,166,274)	(2,035,146)	(87,679)	(322,051)	(89,921)	(4,890,907)	(281,098)

Net increase (decrease) in net assets resulting from operations	$(426,052)	$(1,001,883)	$(2,129,587)	$(598,140)	$(1,112,669)	$(170,168)	$(326,300)	$(85,420)	$(2,193,390)	$(1,969,770)	$(88,765)	$(292,341)	$(89,966)	$(4,745,797)	$(284,541)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series	Fund: Series	Fund: Series	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	I Shares	I Shares	I Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,994	$36,594	$47,967	$43,257	$10,785	$138,481	$18,862	$20,016	—	—	$153,466	$1,379	$343
Expenses
Mortality and expense risks	35,088	15,496	21,494	3,863	14,632	66,098	1,955	15,850	$2,207	$8,784	21,588	508	709
Investment Expense	—	—	—	—	—	161	16	—	—	—	—	—	—

Total expenses	35,088	15,496	21,494	3,863	14,632	66,259	1,971	15,850	2,207	8,784	21,588	508	709

Net investment income (loss)	(28,094)	21,098	26,473	39,394	(3,847)	72,222	16,891	4,166	(2,207)	(8,784)	131,878	871	(366)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	160,791	208,418	—	119,749	609,654	—	432,981	—	187,361	—	21,339	2,095
Net realized (loss) gain from redemption of investment shares	40,929	44,622	49,839	(93,042)	(92,122)	(111,490)	(15,855)	(148,487)	(6,795)	(14,471)	(104,427)	(14,388)	2,540

Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,207,412	536,036	575,985	(29,352)	52,020	1,295,326	(2,864)	118,752	44,944	47,469	59,044	(12,866)	18,443
End of year	(1,544,800)	(858,183)	(1,086,225)	(490,889)	(914,377)	(3,867,387)	(301,905)	(1,691,641)	(113,279)	(871,331)	(225,933)	(48,943)	(18,988)

Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net realized and unrealized gain (loss) on investments	(2,711,283)	(1,188,806)	(1,403,953)	(554,579)	(938,770)	(4,664,549)	(314,896)	(1,525,899)	(165,018)	(745,910)	(389,404)	(29,126)	(32,796)

Net increase (decrease) in net assets resulting from operations	$(2,739,377)	$(1,167,708)	$(1,377,480)	$(515,185)	$(942,617)	$(4,592,327)	$(298,005)	$(1,521,733)	$(167,225)	$(754,694)	$(257,526)	$(28,255)	$(33,162)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Franklin		Franklin	Franklin	Franklin
	Templeton	Franklin	Templeton	Templeton	Templeton				MFS
	VIP Franklin	Templeton	VIP	VIP	VIP	Franklin		AllianceBernstein	Investors
	Small	VIP Franklin	Templeton	Templeton	Templeton	Founding	AllianceBernstein	Small/	Growth
	Cap	Rising	Foreign	Developing	Global	Funds	Growth and	Mid Cap	Stock		Putnam VT	Putnam VT
	Value	Dividends	Securities	Markets	Income	Allocation	Income	Value	Series:	MFS Value	Growth &	International	Putnam VT
	Securities	Securities	Fund:	Securities	Securities	Fund —	Portfolio:	Portfolio:	Initial	Series:	Income Fund:	Equity Fund:	Voyager Fund:
	Fund: Class 1	Fund: Class 1	Class 1	Fund — Class 3	Fund — Class 3	Class 2	Class A	Class A	Class	Initial Class	Class IB	Class IB	Class IB

Investment Income
Dividends	$100,445	$159,027	$42,419	$58,320	$54,226	$11	$63,120	$22,410	$4,237	$45,345	$6,590	$4,971	—
Expenses
Mortality and expense risks	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	$2,912
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	2,912

Net investment income (loss)	51,842	105,385	31,877	43,738	44,469	10	41,808	1,378	(797)	21,151	4,448	3,427	(2,912)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	543,364	58,853	153,489	409,253	—	10	537,373	318,583	34,629	153,005	56,667	38,191	—
Net realized (loss) gain from redemption of investment shares	69,290	(129,593)	86,409	(56,359)	40,437	(32)	(217,182)	(161,968)	2,395	12,775	(72,634)	5,531	(2,492)

Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	288,488	5,221	571,454	327,840	65,905	—	278,409	(125,575)	148,058	454,056	(55,547)	28,762	62,687
End of year	(2,991,321)	(2,467,936)	(517,501)	(1,525,467)	37,752	(155)	(1,670,034)	(1,541,563)	(201,743)	(1,098,625)	(190,653)	(145,171)	(121,763)

Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net realized and unrealized gain (loss) on investments	(2,667,155)	(2,543,897)	(849,057)	(1,500,413)	12,284	(177)	(1,628,252)	(1,259,373)	(312,777)	(1,386,901)	(151,073)	(130,211)	(186,942)

Net increase (decrease) in net assets resulting from operations	$(2,615,313)	$(2,438,512)	$(817,180)	$(1,456,675)	$56,753	$(167)	$(1,586,444)	$(1,257,995)	$(313,574)	$(1,365,750)	$(146,625)	$(126,784)	$(189,854)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

						Van Kampen		T Rowe	T Rowe	T Rowe
					Van Kampen	Emerging	Van Kampen	Price	Price	Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II
Investment Income
Dividends	$69,234	$57,108	$65,135	$44,314	$67,562	$31,124	$156,036	$1,519	$46,340	$31,531
Expenses
Mortality and expense risks	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841
Investment Expense	—	—	—	—	—	—	—	—	—	—

Total expenses	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841

Net investment income (loss)	50,926	44,017	57,161	17,772	57,481	28,562	124,166	(9,870)	30,824	25,690

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	174,240	—	—	389,966	—	17,964	1,711,308	—	61,487	—
Net realized (loss) gain from redemption of investment shares	(87,453)	19,492	(32,776)	(47,396)	(31,496)	(17,578)	(784,617)	54,025	(170,548)	3,689

Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689

Net unrealized appreciation (depreciation) of investments:
Beginning of year	87,584	45,735	(15,923)	103,321	19,177	(5,959)	(759,110)	239,197	(70,156)	5,455
End of year	(743,193)	38,475	(248,796)	(1,684,091)	(179,093)	(98,536)	(3,705,166)	(607,560)	(962,516)	(30,186)

Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net realized and unrealized gain (loss) on investments	(743,990)	12,232	(265,649)	(1,444,842)	(229,766)	(92,191)	(2,019,365)	(792,732)	(1,001,421)	(31,952)

Net increase (decrease) in net assets resulting from operations	$(693,064)	$56,249	$(208,488)	$(1,427,070)	$(172,285)	$(63,629)	$(1,895,199)	$(802,602)	$(970,597)	$(6,262)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen					NVIT	NVIT
			NVIT	NVIT	JP Morgan		Manager		NVIT	NVIT Multi-	NVIT Multi-		NVIT	Investor	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	International	NVIT	Comstock	Manager	Manager	NVIT S&P	Government	Destinations	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	Value	Growth	Value	Small	Small Cap Value	500 Index	Bond	Aggressive	Conservative
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Company Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

From Operations
Net investment income (loss)	$17,634,990	$1,017,527	$889,109	$930,472	$705,267	$(361,399)	$363,713	$(91,040)	$302,882	$30,279	$96,644	$1,951,701	$27,043	$73,935	$23,465
Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)
Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net increase (decrease) in net assets operations	(702,902,095)	(61,218,824)	889,109	1,778,212	(9,835,000)	(32,319,852)	(18,878,387)	(10,424,498)	(9,891,065)	(10,784,488)	(8,902,028)	(70,977,688)	49,075	(2,329,761)	(31,896)

From Variable Life Policy Transactions
Policyholders’ net premiums	131,904,396	6,484,143	7,831,408	1,969,052	2,143,720	3,788,733	269,014	2,073,305	1,955,467	1,979,205	2,023,366	15,502,255	147,242	1,031,822	185,451
Cost of insurance and administrative charges	(110,307,235)	(6,414,067)	(6,381,049)	(1,775,917)	(2,322,822)	(3,241,377)	(1,802,456)	(1,702,071)	(1,562,098)	(1,737,587)	(1,667,564)	(13,178,965)	(102,723)	(455,134)	(142,615)
Surrenders and forfeitures	(120,732,326)	(8,149,128)	(12,611,414)	(1,766,561)	(2,445,755)	(4,266,654)	(1,846,878)	(1,430,147)	(2,186,939)	(1,757,807)	(2,212,144)	(9,525,206)	(50,236)	(196,760)	(719,884)
Transfers between portfolios and the Guaranteed Account	(4,136,328)	(2,234,272)	13,802,611	(740,383)	(452,063)	(584,559)	(2,046,751)	(455,297)	(981,150)	(1,305,344)	(1,813,027)	(4,438,355)	51,603	194,047	1,180,355
Net (withdrawals) repayments due to policy loans	(4,431,138)	1,142,485	(453,190)	(116,063)	233,922	37,947	26,929	(115,633)	(106,143)	(205,135)	(58,878)	(453,088)	(2,489)	(50,577)	(32,527)
Withdrawals due to death benefits	(5,189,572)	(618,207)	(170,655)	(58,932)	(140,399)	(18,052)	(120,195)	(30,061)	(36,394)	(55,251)	(48,784)	(560,088)	—	(54)	—

Net (decrease) increase in net assets derived from policy transactions	(112,892,203)	(9,789,046)	2,017,711	(2,488,804)	(2,983,397)	(4,283,962)	(5,520,337)	(1,659,904)	(2,917,257)	(3,081,919)	(3,777,031)	(12,653,447)	43,397	523,344	470,780

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	4,000	(5,500)	(13,000)	14,500	(14,000)	(14,500)	(3,500)	(4,000)	(3,188)	(3,500)	(14,000)	26	449	(100)

Total increase (decrease) in net assets	(815,794,298)	(71,003,870)	2,901,320	(723,592)	(12,803,897)	(36,617,814)	(24,413,224)	(12,087,902)	(12,812,322)	(13,869,595)	(12,682,559)	(83,645,135)	92,498	(1,805,968)	438,784
Net Assets
Beginning of year	1,907,552,146	153,225,767	59,797,867	25,930,430	39,328,207	72,839,906	44,480,597	27,674,678	28,458,405	29,899,031	29,880,637	196,693,473	615,277	5,696,603	517,592

End of year	$1,091,757,848	$82,221,897	$62,699,187	$25,206,838	$26,524,310	$36,222,092	$20,067,373	$15,586,776	$15,646,083	$16,029,436	$17,198,078	$113,048,338	$707,775	$3,890,635	$956,376

Changes in Units
Beginning units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001	3,953

Units purchased	1,254,457	18,312	181,126	21,912	6,642	11,798	1,245	23,399	20,771	17,493	17,308	54,268	3,027	11,114	14,575
Units sold	(1,618,101)	(32,850)	(183,094)	(31,226)	(12,362)	(18,561)	(14,536)	(36,082)	(36,381)	(36,016)	(37,348)	(90,310)	(2,630)	(8,302)	(10,461)

Ending units	5,402,562	134,973	277,875	62,329	48,504	83,922	59,201	158,183	125,870	123,710	122,276	374,555	5,626	32,813	8,067

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT	NVIT		Neuberger
	NVIT	Investor	Investor		Berman	Gartmore							NVIT Multi-
	Investor	Destinations	Destinations		NVIT	NVIT		Federated	NVIT Global		NVIT	Gartmore	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	NVIT Core	Socially	Emerging	NVIT Mid	NVIT High	Financial	NVIT Health	Technology and	NVIT Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Plus Bond	Responsible	Markets	Cap Index	Income Bond	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$332,778	$449,374	$50,827	$590	$9	$9,269	$20,264	$43,645	$2,721	$(1,723)	$(1,616)	$15,107	$(11,296)	$(13,383)
Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981
Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net increase (decrease) in net assets operations	(4,033,869)	(9,304,623)	(348,883)	661	(1,453)	(1,496,436)	(1,529,521)	(158,715)	(131,831)	(138,016)	(171,550)	(260,045)	(1,000,216)	(960,623)

From Variable Life Policy Transactions
Policyholders’ net premiums	2,305,123	3,894,067	240,853	4,248	182	51,208	409,952	7,793	3,426	6,129	2,208	14,260	156,557	198,165
Cost of insurance and administrative charges	(1,324,525)	(1,984,914)	(243,493)	(4,227)	(214)	(68,499)	(225,739)	(69,125)	(12,817)	(13,915)	(15,512)	(22,521)	(94,609)	(119,107)
Surrenders and forfeitures	(833,483)	(1,191,686)	(123,720)	—	—	(421,913)	(348,928)	(74,565)	(2,756)	(2,864)	(3,362)	(7,721)	(83,468)	(104,083)
Transfers between portfolios and the Guaranteed Account	1,646,216	684,169	316,617	42,177	9,922	245,580	(44,067)	(1,576)	(2,175)	(59,292)	(107,034)	(189,646)	129,107	74,889
Net (withdrawals) repayments due to policy loans	(150,404)	(66,110)	(43,491)	—	—	364	(44,593)	1,008	(3,200)	20,935	2,174	448	(5,276)	(7,432)
Withdrawals due to death benefits	(144,419)	(40,947)	—	—	—	—	(815)	(4,309)	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	1,498,508	1,294,579	146,766	42,198	9,890	(193,260)	(254,190)	(140,774)	(17,522)	(49,007)	(121,526)	(205,180)	102,311	42,432

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	(492)	—	(1)	(1)	(156)	(100)	(100)	—	32	(400)	—	(65)	77

Total increase (decrease) in net assets	(2,535,661)	(8,010,536)	(202,117)	42,858	8,436	(1,689,852)	(1,783,811)	(299,589)	(149,353)	(186,991)	(293,476)	(465,225)	(897,971)	(918,114)
Net Assets
Beginning of year	16,638,079	27,863,426	2,137,616	—	—	2,614,716	4,364,660	631,119	292,500	559,904	442,621	876,457	2,114,898	2,207,661

End of year	$14,102,418	$19,852,890	$1,935,499	$42,858	$8,436	$924,864	$2,580,849	$331,530	$143,147	$372,913	$149,145	$411,232	$1,216,928	$1,289,547

Changes in Units
Beginning units	103,981	155,909	14,050	—	—	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241

Units purchased	30,932	37,067	4,353	477	141	1,434	4,174	120	23	101	31	38	3,688	2,303
Units sold	(19,272)	(29,616)	(3,317)	(44)	(4)	(1,892)	(5,519)	(904)	(131)	(335)	(506)	(443)	(2,796)	(2,207)

Ending units	115,641	163,360	15,086	433	137	2,027	18,702	2,375	1,077	1,869	597	734	12,402	10,337

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT Multi-	Gartmore						Gartmore				American		American
		Manager	NVIT	NVIT Global		NVIT	Gartmore	Federated	NVIT			Van Kampen	Funds NVIT	American	Funds NVIT	American	American
	NVIT Multi	International	Emerging	Financial	NVIT Health	Technology and	NVIT Global	NVIT High	International	NVIT Core	NVIT Short	NVIT Real	Asset	Funds NVIT	Global	Funds NVIT	Funds NVIT
	Sector Bond	Value	Markets	Services	Sciences	Communications	Utilities	Income Bond	Equity	Bond	Term Bond	Estate	Allocation	Bond	Growth	Growth	Growth-Income
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

From Operations Net investment income (loss)	$106,563	$250,799	$24,154	$4,911	$(2,335)	$(3,365)	$44,266	$79,047	$323	$3,052	$250	$376	$3,937	$14,355	$12,617	$11,272	$1,893
Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)
Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net increase (decrease) in net assets operations	(325,184)	(13,100,813)	(3,948,223)	(216,654)	(168,692)	(290,266)	(732,320)	(295,781)	(12,474)	227	(111)	(5,919)	(51,660)	(33,830)	(263,474)	(365,696)	(59,209)

From Variable Life Policy Transactions
Policyholders’ net premiums	139,324	2,936,676	529,859	43,118	86,800	98,865	125,675	143,469	4,423	7,753	923	1,332	15,060	26,397	102,364	88,725	10,916
Cost of insurance and administrative charges	(137,096)	(1,272,605)	(384,644)	(22,140)	(37,168)	(44,498)	(118,212)	(66,922)	(1,260)	(10,323)	(275)	(462)	(12,448)	(47,669)	(42,379)	(38,603)	(4,465)
Surrenders and forfeitures	(203,169)	(2,708,656)	(194,536)	(30,667)	(33,570)	(38,536)	(78,386)	(55,083)	—	—	—	—	(3,321)	(60,441)	(51,939)	(10,082)	—
Transfers between portfolios and the Guaranteed Account	(39,781)	(57,050)	(10,174)	94,214	114,150	19,687	(128,032)	(27,797)	45,999	189,375	26,191	18,220	97,211	89,264	285,663	629,421	69,553
Net (withdrawals) repayments due to policy loans	(18,060)	(64,981)	(40,451)	(969)	(16,000)	(15,290)	(34,937)	(98,737)	—	—	—	—	—	(575)	(7,162)	(7,709)	—
Withdrawals due to death benefits	(12,045)	(23,553)	(68,855)	—	—	—	—	(5,017)	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(270,827)	(1,190,169)	(168,801)	83,556	114,212	20,228	(233,892)	(110,087)	49,162	186,805	26,839	19,090	96,502	6,976	286,547	661,752	76,004

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(150)	36,987	(481)	—	(26)	186	16	326	(1)	(1)	(1)	(2)	1	5	14	15	(4)

Total increase (decrease) in net assets	(596,161)	(14,253,995)	(4,117,505)	(133,098)	(54,506)	(269,852)	(966,196)	(405,542)	36,687	187,031	26,727	13,169	44,843	(26,849)	23,087	296,071	16,791
Net Assets
Beginning of year	1,891,816	29,225,522	6,918,910	404,427	554,249	578,394	2,195,734	1,119,687	—	—	—	—	115,502	310,864	446,988	290,487	72,608

End of year	$1,295,655	$14,971,527	$2,801,405	$271,329	$499,743	$308,542	$1,229,538	$714,145	$36,687	$187,031	$26,727	$13,169	$160,345	$284,015	$470,075	$586,558	$89,399

Changes in Units
Beginning units	12,772	148,290	22,669	2,656	4,539	4,082	10,028	9,487	—	—	—	—	1,044	2,900	3,650	2,536	738

Units purchased	2,294	32,836	7,011	1,489	2,219	1,594	2,353	2,009	692	1,996	273	242	1,582	1,297	4,409	7,575	1,346
Units sold	(5,216)	(40,496)	(7,755)	(809)	(1,245)	(1,413)	(3,952)	(3,022)	(23)	(107)	(3)	(8)	(547)	(1,235)	(1,756)	(862)	(606)

Ending units	9,850	140,630	21,925	3,336	5,513	4,263	8,429	8,474	669	1,889	270	234	2,079	2,962	6,303	9,249	1,478

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

								NVIT Multi-	NVIT Multi-	NVIT Multi-
			NVIT			NVIT	NVIT	Manager	Manager	Manager	NVIT Multi-	NVIT Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	International	Large Cap	Large Cap	Manager Mid	Manager Mid
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	Growth	Growth	Value	Cap Growth	Cap Value
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Fund	Fund	Fund	Fund	Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

From Operations
Net investment income (loss)	$990	$8	$266	$79	$482	$274	$57	$2	$0	$122	$(3)	$8
Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)
Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net increase (decrease) in net assets operations	(37,561)	49	(6,144)	196	809	(7,216)	(1,056)	73	12	(5,734)	(581)	6

From Variable Life Policy Transactions
Policyholders’ net premiums	34,008	1,058	1,083	421	876	6,376	1,587	2,051	108	782	366	364
Cost of insurance and administrative charges	(6,163)	(48)	(577)	(2,512)	(226)	(647)	(1,891)	(796)	(17)	(570)	(88)	(16)
Surrenders and forfeitures	—	—	—	(3,025)	—	—	—	—	—	—	—	—
Transfers between portfolios and the Guaranteed Account	221,983	81	29,207	15,816	78,924	24,599	6,548	1,135	126	37,593	523	836
Net (withdrawals) repayments due to policy loans	—	—	—	—	—	—	—	—	—	—	—	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	249,828	1,091	29,713	10,700	79,574	30,328	6,244	2,390	217	37,805	801	1,184

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	—	—	—	—	(1)	(1)	(1)	—	(1)	—	—

Total increase (decrease) in net assets	212,266	1,140	23,569	10,896	80,383	23,111	5,187	2,462	229	32,070	220	1,190
Net Assets
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—

End of year	$212,266	$1,140	$23,569	$10,896	$80,383	$23,111	$5,187	$2,462	$229	$32,070	$220	$1,190

Changes in Units
Beginning units	—	—	—	—	—	—	—	—	—	—	—	—

Units purchased	3,418	15	334	181	1,062	346	83	54	4	515	23	18
Units sold	(93)	(1)	(8)	(61)	(2)	(9)	(21)	(14)	(0)	(8)	(19)	(0)

Ending units	3,325	14	326	120	1,060	337	62	40	4	507	4	18

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

												Fidelity		Fidelity
						Fidelity VIP					Fidelity	VIP II		VIP II
	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Equity-	Fidelity VIP	Fidelity VIP	Fidelity VIP		VIP II Asset	Investment	Fidelity VIP II	Investment
	Equity-	Growth	High Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Fidelity VIP	Manager	Grade Bond	Contrafund	Grade Bond
	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	High Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Portfolio: Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio: Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

From Operations
Net investment income (loss)	$2,142,184	$218,908	$934,285	$514,595	$528,505	$60,394	$537	$2,212	$40,968	$262,144	$772,285	$1,564,142	$382,448	$42,576
Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)
Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net increase (decrease) in net assets operations	(62,560,579)	(91,424,827)	(3,245,741)	(15,257,291)	(14,485,836)	(1,762,064)	(1,294,987)	(77,641)	(1,101,384)	(831,347)	(12,616,349)	(1,636,127)	(64,514,827)	(58,788)

From Variable Life Policy Transactions
Policyholders’ net premiums	9,592,950	13,488,541	266,464	415,489	3,264,305	1,014,879	583,470	2,724	611,175	898,534	3,134,726	3,294,766	8,612,665	267,021
Cost of insurance and administrative charges	(8,810,846)	(12,182,939)	(946,292)	(1,693,254)	(1,445,721)	(412,763)	(258,189)	(24,736)	(215,072)	(288,658)	(3,189,036)	(3,172,267)	(7,630,710)	(145,395)
Surrenders and forfeitures	(8,357,683)	(11,049,393)	(886,663)	(2,172,041)	(1,878,938)	(177,438)	(165,589)	(46,792)	(80,379)	(195,401)	(2,604,466)	(5,774,960)	(6,886,302)	(248,326)
Transfers between portfolios and the Guaranteed Account	(3,130,801)	(3,697,321)	(474,422)	(862,836)	604,246	(8,599)	122,125	(1,908)	36,333	(373,653)	(259,514)	(3,543,619)	(2,377,480)	49,116
Net (withdrawals) repayments due to policy loans	(422,797)	(390,207)	(18,454)	(369,922)	(235,270)	503	(3,358)	(555)	(3,794)	(29,757)	(296,286)	(273,333)	(532,572)	(428)
Withdrawals due to death benefits	(467,473)	(535,314)	(85,703)	(93,794)	(90,522)	(163)	(67)	—	(71)	(79,396)	(327,890)	(324,343)	(329,820)	(565)

Net (decrease) increase in net assets derived from policy transactions	(11,596,650)	(14,366,633)	(2,145,070)	(4,776,358)	218,100	416,419	278,392	(71,267)	348,192	(68,331)	(3,542,466)	(9,793,756)	(9,144,219)	(78,577)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	3,000	18,500	(3,500)	1,568	30,070	—	—	—	(1,558)	(91)	(4,000)	(7,000)	(4,500)	—

Total increase (decrease) in net assets	(74,154,229)	(105,772,960)	(5,394,311)	(20,032,081)	(14,237,666)	(1,345,645)	(1,016,595)	(148,908)	(754,750)	(899,769)	(16,162,815)	(11,436,883)	(73,663,546)	(137,365)
Net Assets
Beginning of year	153,760,461	203,923,917	14,359,223	37,866,134	32,578,014	3,797,081	2,566,611	237,622	2,255,519	3,395,178	45,608,803	46,653,606	156,900,456	1,270,739

End of year	$79,606,232	$98,150,957	$8,964,912	$17,834,053	$18,340,348	$2,451,436	$1,550,016	$88,714	$1,500,769	$2,495,409	$29,445,988	$35,216,723	$83,236,910	$1,133,374

Changes in Units
Beginning units	289,559	417,459	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782

Units purchased	37,027	62,928	1,150	2,115	39,476	8,654	6,003	17	5,694	18,783	15,297	23,647	39,813	3,463
Units sold	(66,888)	(99,494)	(12,143)	(21,390)	(35,074)	(5,671)	(3,811)	(331)	(3,223)	(19,290)	(29,612)	(66,589)	(64,073)	(4,221)

Ending units	259,698	380,893	43,872	69,280	154,536	25,036	16,514	634	15,108	33,979	101,048	138,130	305,223	10,024

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		Fidelity		Fidelity			Lehman
	Fidelity	VIP III	Fidelity	VIP IV	Fidelity VIP	Fidelity VIP	Brothers			Neuberger	Neuberger
	VIP III	Value	VIP IV	Freedom	IV Freedom	IV Freedom	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	Mid Cap	Strategies	Energy	Fund 2010	Fund 2020	Fund 2030	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Service	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$(45,472)	$(443)	$(13,064)	$7,674	$17,500	$14,952	$525,603	$(34,788)	$(5,892)	$(9,181)	$14,005	$(4,736)	$808
Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)
Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net increase (decrease) in net assets operations	(6,445,286)	(1,321,944)	(1,281,559)	(117,185)	(337,723)	(478,214)	(1,942,143)	(17,070,523)	(396,814)	(736,750)	(440,311)	(345,334)	(126,327)

From Variable Life Policy Transactions
Policyholders’ net premiums	1,070,996	183,285	163,458	13,264	64,587	137,580	1,224,515	1,828,401	80,962	108,878	67,273	64,642	15,787
Cost of insurance and administrative charges	(823,455)	(131,623)	(122,205)	(40,681)	(52,496)	(57,434)	(1,054,240)	(1,679,426)	(68,752)	(90,181)	(56,462)	(42,638)	(6,603)
Surrenders and forfeitures	(653,231)	(55,994)	(331,598)	(294,829)	(9,838)	(905)	(1,171,379)	(2,338,095)	(67,817)	(27,001)	(59,250)	(25,675)	(9,462)
Transfers between portfolios and the Guaranteed Account	(87,055)	(185,268)	679,124	198,898	184,164	(75,584)	(939,004)	284,713	24,486	273,434	71,840	(322,996)	59,192
Net (withdrawals) repayments due to policy loans	41,565	(1,968)	(22,143)	—	154	77,696	(95,450)	(117,246)	(3,750)	(15,939)	(3,861)	(2,904)	(248)
Withdrawals due to death benefits	(25,336)	(7,569)	—	—	—	—	(6,639)	(151,702)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(476,516)	(199,137)	366,636	(123,348)	186,571	81,353	(2,042,197)	(2,173,355)	(34,871)	249,191	19,540	(329,571)	58,666

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	100	—	110	12	32	37	1,640	(10,500)	(3,000)	38	37	(61)	10

Total increase (decrease) in net assets	(6,921,702)	(1,521,081)	(914,813)	(240,521)	(151,120)	(396,824)	(3,982,700)	(19,254,378)	(434,685)	(487,521)	(420,734)	(674,966)	(67,651)
Net Assets
Beginning of year	16,480,933	2,742,101	1,933,441	553,045	878,659	1,147,827	14,668,779	34,337,244	1,040,631	1,539,406	1,100,244	1,057,420	220,309

End of year	$9,559,231	$1,221,020	$1,018,628	$312,524	$727,539	$751,003	$10,686,079	$15,082,866	$605,946	$1,051,885	$679,510	$382,454	$152,658

Changes in Units
Beginning units	52,370	11,327	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683

Units purchased	9,033	2,971	6,345	1,815	2,124	2,863	10,540	20,476	1,303	2,437	1,307	1,612	714
Units sold	(10,886)	(3,878)	(4,936)	(2,866)	(561)	(2,336)	(20,412)	(29,143)	(1,616)	(1,040)	(1,178)	(3,917)	(223)

Ending units	50,517	10,420	9,988	3,319	8,101	8,736	58,973	129,860	5,711	6,626	5,980	4,896	2,174

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
									Alger			Variable	Investment	Investment
			Van Eck	Van Eck			Van Eck		American		Wells Fargo	Investment	Fund —	Portfolios —
	Van Eck	Van Eck	Worldwide	Worldwide		Van Eck	Worldwide	Van Eck	Small		VT	Fund —	Developing	Small Cap	Dreyfus
	Worldwide	Worldwide	Emerging	Real Estate	Van Eck	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index
	Bond Fund:	Hard Assets	Markets	Portfolio:	Worldwide	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Fund:	Fund:	Initial	Bond Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Initial Class	Initial Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$378,541	$(29,502)	$(137,700)	$165,858	$337,914	$(35,924)	$(95,435)	$236,666	$(196,036)	$(67,846)	$79,064	$50,176	$231	$8,308	$119,569
Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588
Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net increase (decrease) in net assets operations	104,070	(4,362,817)	(19,193,772)	(2,306,263)	88,570	(5,510,560)	(12,596,496)	(3,436,507)	(17,788,464)	(5,001,777)	(3,156,554)	(1,185,669)	(58,272)	(2,034,737)	(3,864,359)

From Variable Life Policy Transactions
Policyholders’ net premiums	83,870	120,247	157,058	36,715	528,604	652,260	1,448,315	494,473	2,386,790	880,013	584,346	411,411	22,286	1,149,826	1,244,301
Cost of insurance and administrative charges	(294,777)	(306,496)	(887,750)	(188,338)	(327,177)	(490,673)	(687,569)	(323,014)	(2,104,362)	(696,710)	(531,179)	(310,145)	(9,729)	(539,197)	(669,877)
Surrenders and forfeitures	(358,387)	(550,620)	(1,441,226)	(158,569)	(389,932)	(609,516)	(1,051,512)	(326,611)	(1,793,079)	(618,071)	(789,551)	(848,200)	(463)	(551,790)	(1,024,637)
Transfers between portfolios and the Guaranteed Account	134,478	402,260	(1,247,154)	(317,895)	1,082,751	1,248,621	410,895	(109,436)	(628,704)	(268,238)	(191,427)	(302,441)	(682)	(370,713)	(606,813)
Net (withdrawals) repayments due to policy loans	(71,204)	(85,290)	197,589	9,483	(43,693)	(126,024)	(80,164)	(43,772)	(87,836)	(26,891)	(7,855)	(2,595)	634	(42,701)	(40,475)
Withdrawals due to death benefits	(17,098)	(10,624)	(33,155)	(1,344)	(3,534)	(3,280)	(32,012)	(3,505)	(99,844)	(6,081)	(2,564)	(331)	—	(2,675)	(15,675)

Net (decrease) increase in net assets derived from policy transactions	(523,118)	(430,523)	(3,254,638)	(619,948)	847,019	671,388	7,953	(311,865)	(2,327,035)	(735,978)	(938,230)	(1,052,301)	12,046	(357,250)	(1,113,176)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,200)	2,500	7,000	(14,500)	3,121	(11,310)	24,768	(1,178)	5,500	4,304	(2,000)	1,736	(17)	(1,500)	(2,800)

Total increase (decrease) in net assets	(423,248)	(4,790,840)	(22,441,410)	(2,940,711)	938,710	(4,850,482)	(12,563,775)	(3,749,550)	(20,109,999)	(5,733,451)	(4,096,784)	(2,236,234)	(46,243)	(2,393,487)	(4,980,335)
Net Assets
Beginning of year	4,804,569	9,798,836	32,027,164	4,630,774	4,015,337	11,151,910	19,846,880	6,617,437	39,487,928	11,868,973	8,654,528	4,641,082	147,110	6,788,604	11,155,576

End of year	$4,381,321	$5,007,996	$9,585,754	$1,690,063	$4,954,047	$6,301,428	$7,283,105	$2,867,887	$19,377,930	$6,135,522	$4,557,744	$2,404,848	$100,867	$4,395,118	$6,175,241

Changes in Units
Beginning units	13,677	11,498	56,497	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314

Units purchased	1,224	1,585	1,232	287	15,686	11,063	18,095	6,147	24,069	18,634	7,526	3,887	237	9,058	13,415
Units sold	(4,055)	(3,222)	(11,137)	(2,685)	(13,282)	(8,838)	(14,010)	(6,176)	(35,902)	(28,135)	(14,124)	(11,597)	(123)	(10,868)	(21,023)

Ending units	10,846	9,861	46,592	9,119	28,883	26,325	53,636	24,291	172,061	124,354	51,776	23,951	993	31,726	53,706

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

										Janus Aspen	Janus Aspen		Janus Aspen	Janus Aspen	Janus Aspen
				American		American		American		Series —	Series —	Janus Aspen	Series —	Series —	Series —
	American	American	American	Century VP		Century VP		Century VP	Janus Aspen	International	Global	Series —	INTECH Risk-	International	Global
	Century VP	Century VP	Century VP	Income and	American	Mid Cap	American	Inflation	Series - Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	Growth	Century VP	Value	Century VP	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Fund:	International	Fund:	Vista Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Fund: Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$1,689	$(13,788)	$121,337	$20,096	$1,248	$(3,127)	$(3,420)	$102,604	$(27,116)	$65,376	$(1,086)	$29,710	$(45)	$145,110	$(3,443)
Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601
Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net increase (decrease) in net assets operations	(426,052)	(1,001,883)	(2,129,587)	(598,140)	(1,112,669)	(170,168)	(326,300)	(85,420)	(2,193,390)	(1,969,770)	(88,765)	(292,341)	(89,966)	(4,745,797)	(284,541)

From Variable Life Policy Transactions
Policyholders’ net premiums	27,489	320,817	645,273	226,810	215,165	63,942	54,579	160,584	483,860	67,393	1,322	96,233	25,088	442,035	67,600
Cost of insurance and administrative charges	(57,386)	(180,580)	(466,093)	(116,680)	(139,343)	(35,382)	(36,809)	(144,504)	(268,053)	(138,498)	(16,145)	(112,171)	(15,859)	(359,501)	(36,010)
Surrenders and forfeitures	(171,364)	(136,905)	(542,356)	(90,841)	(152,364)	(25,125)	(9,232)	(134,497)	(162,830)	(145,044)	(14,868)	(111,861)	(9,921)	(255,772)	(17,661)
Transfers between portfolios and the Guaranteed Account	(100,190)	28,602	(412,623)	(234,934)	95,817	274,889	164,327	751,087	512,539	(143,825)	(6,166)	801,526	(3,990)	2,490,336	38,767
Net (withdrawals) repayments due to policy loans	(2,851)	(5,641)	(8,173)	536	(26,326)	(13,464)	(7,334)	(24,286)	(132,607)	6,227	(8,507)	(4,367)	5,658	(14,941)	(77,721)
Withdrawals due to death benefits	—	(5,775)	—	—	—	(8,410)	—	(31,628)	(8,155)	—	(5,693)	(8,537)	—	—	(439)

Net (decrease) increase in net assets derived from policy transactions	(304,302)	20,518	(783,972)	(215,109)	(7,051)	256,450	165,531	576,756	424,754	(353,747)	(50,057)	660,823	976	2,302,157	(25,464)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	2,000	(500)	(500)	(2,300)	(21)	10	17	161	203	2,000	500	(9,590)	37	87	32

Total increase (decrease) in net assets	(728,354)	(981,865)	(2,914,059)	(815,549)	(1,119,741)	86,292	(160,752)	491,497	(1,768,433)	(2,321,517)	(138,322)	358,892	(88,953)	(2,443,553)	(309,973)
Net Assets
Beginning of year	1,193,085	2,344,869	8,201,346	1,844,758	2,512,359	450,566	525,010	1,854,054	4,190,073	3,956,322	238,438	1,041,880	243,433	6,734,353	693,193

End of year	$464,731	$1,363,004	$5,287,287	$1,029,209	$1,392,618	$536,858	$364,258	$2,345,551	$2,421,640	$1,634,805	$100,116	$1,400,772	$154,480	$4,290,800	$383,220

Changes in Units
Beginning units	2,778	17,069	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592

Units purchased	32	4,751	7,684	1,898	4,830	3,524	3,123	9,151	11,970	409	69	6,158	223	16,107	1,797
Units sold	(1,028)	(4,318)	(13,397)	(3,484)	(4,667)	(1,503)	(2,020)	(5,521)	(10,195)	(1,681)	(459)	(2,132)	(207)	(7,814)	(1,830)

Ending units	1,782	17,502	44,924	8,662	13,738	5,470	4,165	16,799	19,072	4,620	1,026	9,537	1,151	32,523	4,559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series I	Fund: Series I	Fund: Series I	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(28,094)	$21,098	$26,473	$39,394	$(3,847)	$72,222	$16,891	$4,166	$(2,207)	$(8,784)	$131,878	$871	$(366)
Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635
Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net increase (decrease) in net assets operations	(2,739,377)	(1,167,708)	(1,377,480)	(515,185)	(942,617)	(4,592,327)	(298,005)	(1,521,733)	(167,225)	(754,694)	(257,526)	(28,255)	(33,162)

From Variable Life Policy Transactions
Policyholders’ net premiums	782,165	60,665	365,406	11,142	177,137	1,532,011	114,889	283,727	51,440	81,164	408,598	10,004	13,221
Cost of insurance and administrative charges	(451,406)	(135,371)	(249,122)	(57,508)	(134,009)	(770,099)	(15,312)	(193,296)	(33,522)	(61,728)	(318,161)	(8,778)	(9,499)
Surrenders and forfeitures	(625,866)	(98,989)	(300,707)	(19,707)	(140,085)	(748,242)	(8,662)	(273,920)	(44,337)	(61,688)	(497,122)	(646)	(10,102)
Transfers between portfolios and the Guaranteed Account	34,369	(106,225)	(166,631)	(44,093)	(128,578)	116,745	106,093	78,904	31,165	891,208	(11,668)	(9,588)	(21,800)
Net (withdrawals) repayments due to policy loans	(18,268)	18,715	(1,825)	(1,782)	(7,635)	10,380	(7,391)	(5,610)	(1,367)	(14,145)	(725)	(68)	(316)
Withdrawals due to death benefits	(66)	—	—	—	—	(168,318)	—	(1,354)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(279,072)	(261,205)	(352,879)	(111,948)	(233,170)	(27,523)	189,617	(111,549)	3,379	834,811	(419,078)	(9,076)	(28,496)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	—	(1,100)	8	9	(999)	392	(530)	14	(30)	(200)	(80)	(49)

Total increase (decrease) in net assets	(3,018,749)	(1,428,913)	(1,731,459)	(627,125)	(1,175,778)	(4,620,849)	(107,996)	(1,633,812)	(163,832)	80,087	(676,804)	(37,411)	(61,707)
Net Assets
Beginning of year	6,167,528	3,055,277	3,836,029	757,773	2,555,347	11,090,536	271,194	3,049,274	390,640	864,111	2,967,937	90,737	125,461

End of year	$3,148,779	$1,626,364	$2,104,570	$130,648	$1,379,569	$6,469,687	$163,198	$1,415,462	$226,808	$944,198	$2,291,133	$53,326	$63,754

Changes in Units
Beginning units	41,017	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770

Units purchased	11,251	489	4,703	335	2,419	17,060	5,915	4,458	797	6,356	6,079	101	107
Units sold	(12,982)	(1,720)	(7,088)	(1,524)	(3,735)	(18,236)	(636)	(4,964)	(795)	(1,526)	(10,635)	(166)	(318)

Ending units	39,286	7,895	22,083	3,768	10,063	67,077	8,100	15,197	2,258	8,221	19,621	547	559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				Franklin
	Franklin		Franklin	Templeton
	Templeton	Franklin	Templeton	VIP	Franklin
	VIP Franklin	Templeton	VIP	Templeton	Templeton	Franklin
	Small Cap	VIP Franklin	Templeton	Developing	VIP	Founding			MFS		Putnam VT	Putnam VT
	Value	Rising	Foreign	Markets	Templeton	Funds	AllianceBernstein	AllianceBernstein	Investors		Growth &	International	Putnam VT
	Securities	Dividends	Securities	Securities	Global Income	Allocation	Growth and	Small / Mid Cap	Growth Stock	MFS Value	Income	Equity	Voyager
	Fund:	Securities Fund:	Fund:	Fund —	Securities Fund —	Fund —	Income Portfolio:	Value Portfolio:	Series: Initial	Series: Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	Class 3	Class 2	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$51,842	$105,385	$31,877	$43,738	$44,469	$10	$41,808	$1,378	$(797)	$21,151	$4,448	$3,427	$(2,912)
Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)
Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net increase (decrease) in net assets operations	(2,615,313)	(2,438,512)	(817,180)	(1,456,675)	56,753	(167)	(1,586,444)	(1,257,995)	(313,574)	(1,365,750)	(146,625)	(126,784)	(189,854)

From Variable Life Policy Transactions
Policyholders’ net premiums	630,910	611,746	61,999	275,966	68,866	186	270,441	210,854	74,378	284,947	35,429	6,579	27,995
Cost of insurance and administrative charges	(477,891)	(590,194)	(109,161)	(169,933)	(55,614)	(85)	(229,404)	(159,342)	(60,647)	(247,730)	(23,230)	(8,575)	(23,044)
Surrenders and forfeitures	(418,071)	(644,580)	(114,052)	(105,983)	(24,726)	—	(293,843)	(123,791)	(44,145)	(287,527)	(48,389)	(42)	(5,875)
Transfers between portfolios and the Guaranteed Account	(88,560)	(216,867)	(59,073)	57,830	693,660	418	(138,234)	232,257	(10,388)	(146,434)	(23,539)	8,700	(12,541)
Net (withdrawals) repayments due to policy loans	(38,637)	(33,979)	(3,211)	(18,076)	(19,427)	—	10,706	(3,274)	(1,087)	3,136	76	372	16,150
Withdrawals due to death benefits	(11,221)	(7,680)	—	—	—	—	—	(4,005)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(403,470)	(881,554)	(223,498)	39,804	662,759	519	(380,334)	152,699	(41,889)	(393,608)	(59,653)	7,034	2,685

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(400)	(119)	153	115	37	(1)	79	60	(18)	(100)	12	—	—

Total increase (decrease) in net assets	(3,019,183)	(3,320,185)	(1,040,525)	(1,416,756)	719,549	351	(1,966,699)	(1,105,236)	(355,481)	(1,759,458)	(206,266)	(119,750)	(187,169)
Net Assets
Beginning of year	8,178,749	9,896,092	2,157,443	2,732,875	886,275	—	4,016,345	3,263,027	862,693	4,318,487	404,763	290,074	494,910

End of year	$5,159,567	$6,575,907	$1,116,918	$1,316,119	$1,605,824	$351	$2,049,646	$2,157,791	$507,212	$2,559,029	$198,497	$170,324	$307,741

Changes in Units
Beginning units	35,735	55,089	4,015	13,184	7,296	—	20,678	13,917	4,862	18,297	2,406	560	3,387

Units purchased	5,806	22,393	317	4,153	8,008	6	3,038	3,788	686	4,981	480	35	343
Units sold	(7,945)	(27,598)	(941)	(3,822)	(2,768)	(1)	(6,044)	(3,694)	(1,041)	(7,068)	(885)	(71)	(536)

Ending units	33,596	49,884	3,391	13,515	12,536	5	17,672	14,011	4,507	16,210	2,001	524	3,194

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

						Van Kampen
					Van Kampen	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$50,926	$44,017	$57,161	$17,772	$57,481	$28,562	$124,166	$(9,870)	$30,824	$25,690
Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689
Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net increase (decrease) in net assets operations	(693,064)	56,249	(208,488)	(1,427,070)	(172,285)	(63,629)	(1,895,199)	(802,602)	(970,597)	(6,262)

From Variable Life Policy Transactions
Policyholders’ net premiums	466,476	300,583	280,841	806,264	100,316	7,506	430,981	149,164	212,682	38,563
Cost of insurance and administrative charges	(235,503)	(156,349)	(98,317)	(331,251)	(85,675)	(22,410)	(334,850)	(102,216)	(226,200)	(49,340)
Surrenders and forfeitures	(216,303)	(336,834)	(41,888)	(208,963)	(40,952)	(2,641)	(315,134)	(521,734)	(205,175)	(3,882)
Transfers between portfolios and the Guaranteed Account	(26,603)	45,771	(33,763)	49,190	(33,685)	(22,790)	(836,022)	123,251	276,812	759,317
Net (withdrawals) repayments due to policy loans	(7,983)	(798)	(3,880)	(1,748)	(23,553)	1,467	(32,668)	(1,759)	(3,759)	(1,366)
Withdrawals due to death benefits	(154)	—	(160)	(329)	—	—	(12,527)	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(20,070)	(147,627)	102,833	313,163	(83,549)	(38,868)	(1,100,220)	(353,294)	54,360	743,292

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	—	—	(435)	100	9	(202)	90	(11)	(68)

Total increase (decrease) in net assets	(713,134)	(91,378)	(105,655)	(1,114,342)	(255,734)	(102,488)	(2,995,621)	(1,155,806)	(916,248)	736,962
Net Assets
Beginning of year	2,203,732	1,238,117	836,344	3,227,929	1,564,510	467,623	5,815,477	2,193,719	2,436,788	403,165

End of year	$1,490,598	$1,146,739	$730,689	$2,113,587	$1,308,776	$365,135	$2,819,856	$1,037,913	$1,520,540	$1,140,127

Changes in Units
Beginning units	12,966	10,397	6,190	15,734	9,965	1,307	23,396	16,056	19,103	3,708

Units purchased	3,630	5,075	2,664	5,934	2,081	109	3,562	4,328	6,979	9,371
Units sold	(3,782)	(6,233)	(1,859)	(3,791)	(2,720)	(253)	(9,104)	(7,038)	(7,242)	(2,664)

Ending units	12,814	9,239	6,995	17,877	9,326	1,163	17,854	13,346	18,840	10,415

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
									Van	Multi-	Multi-			Nationwide
			Nationwide	Nationwide					Kampen	Manager	Manager		Nationwide	NVIT
		Nationwide	NVIT	NVIT	JP Morgan	Nationwide	Nationwide	Nationwide	NVIT	NVIT	NVIT	Nationwide	NVIT	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	NVIT	NVIT	Comstock	Small	Small Cap	NVIT S&P	Government	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	International	Growth	Value	Company	Growth	500 Index	Bond	Aggressive
		Fund —	Fund —	Fund —	Fund —	Fund —	Value Fund	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II

From Operations
Net investment income (loss)	$20,001,474	$722,833	$2,489,763	$971,863	$624,147	$(485,698)	$711,490	$(133,656)	$330,268	$(180,444)	$168,264	$1,896,036	$21,879	$66,257
Net realized (loss) gain on investments	141,612,391	8,365,776	—	(254,089)	1,382,269	1,894,148	5,492,804	689,874	2,973,312	3,396,179	5,923,248	706,632	(2,254)	353,314
Net unrealized appreciation (depreciation) during the year	13,054,973	2,208,550	—	913,030	(463,912)	4,499,979	(4,950,157)	4,128,058	(4,044,340)	(2,684,988)	(8,506,099)	6,415,338	16,401	(176,709)

Net increase in net assets from operations	174,668,838	11,297,159	2,489,763	1,630,804	1,542,504	5,908,429	1,254,137	4,684,276	(740,760)	530,747	(2,414,587)	9,018,006	36,026	242,862

From Variable Life Policy Transactions
Policyholders’ net premiums	152,934,694	7,372,806	10,040,782	2,157,300	2,499,004	4,437,922	360,009	2,518,488	2,360,985	2,450,654	2,478,347	17,739,951	119,565	939,613
Cost of insurance and administrative charges	(110,847,362)	(6,546,453)	(6,135,388)	(1,664,568)	(2,306,080)	(3,422,392)	(2,019,537)	(1,811,478)	(1,647,821)	(1,828,329)	(1,778,620)	(13,722,940)	(68,504)	(374,456)
Surrenders and forfeitures	(122,321,318)	(9,887,271)	(6,709,224)	(1,518,595)	(2,131,062)	(4,424,400)	(3,196,601)	(2,085,808)	(1,799,022)	(1,443,734)	(2,516,257)	(13,109,304)	(40,725)	(273,230)
Transfers between portfolios and the Guaranteed Account	(1,650,836)	(1,968,497)	3,129,199	57,436	896,152	(1,189,903)	(2,257,322)	(1,382,999)	(1,370,398)	(718,281)	(2,187,280)	(6,412,046)	28,556	856,611
Net (withdrawals) repayments due to policy loans	(8,494,887)	1,061,823	64,957	(18,921)	131,042	3,392	16,788	(114,897)	(21,660)	(104,096)	6,421	(1,212,754)	51	9,973
Withdrawals due to death benefits	(6,073,859)	(864,670)	(795,002)	(129,512)	(340,323)	(95,975)	(42,212)	(103,226)	(94,047)	(84,230)	(53,902)	(660,779)	(1,434)	(19,124)

Net (decrease) increase in net assets derived from policy transactions	(96,453,568)	(10,832,262)	(404,676)	(1,116,860)	(1,251,267)	(4,691,356)	(7,138,875)	(2,979,920)	(2,571,963)	(1,728,016)	(4,051,291)	(17,377,872)	37,509	1,139,387

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	37	786	1,000	1,009	990	1,196	955	343	(364)	268	1,043	879	(26)	(218)

Total increase (decrease) in net assets	78,215,307	465,683	2,086,087	514,953	292,227	1,218,269	(5,883,783)	1,704,699	(3,313,087)	(1,197,001)	(6,464,835)	(8,358,987)	73,509	1,382,031
Net Assets
Beginning of year	1,829,336,841	152,760,084	57,711,780	25,415,477	39,035,980	71,621,637	50,364,380	25,969,979	31,771,492	31,096,032	36,345,472	205,052,460	541,768	4,314,572

End of year	$1,907,552,148	$153,225,767	$59,797,867	$25,930,430	$39,328,207	$72,839,906	$44,480,597	$27,674,678	$28,458,405	$29,899,031	$29,880,637	$196,693,473	$615,277	$5,696,603

Changes in Units
Beginning units	5,963,402	163,814	277,898	76,487	57,587	97,321	85,335	190,353	151,538	150,845	157,866	448,660	4,897	23,860

Units purchased	1,264,825	15,700	200,857	15,334	7,800	9,600	1,262	22,190	25,086	19,104	21,154	52,689	1,484	11,539
Units sold	(1,462,021)	(30,003)	(198,912)	(20,178)	(11,163)	(16,236)	(14,105)	(41,677)	(35,144)	(27,716)	(36,704)	(90,752)	(1,152)	(5,398)

Ending units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

			Nationwide	Nationwide						Nationwide		Nationwide		Van
	Nationwide	Nationwide	NVIT	NVIT		Nationwide	Federated	Nationwide	Nationwide	NVIT		Multi-Manager	Nationwide	Kampen
	NVIT	NVIT	Investor	Investor	Gartmore	NVIT	NVIT	NVIT	NVIT	Global	Gartmore	NVIT	NVIT	NVIT
	Investor	Investor	Destinations	Destinations	NVIT	Mid	High	Global	Global	Technology	NVIT	Small	U.S.	Multi
	Destinations	Destinations	Moderately	Moderately	Emerging	Cap	Income	Financial	Health	and	Global	Cap	Growth	Sector
	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications	Utilities	Growth	Leaders	Bond
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$17,006	$301,152	$402,028	$43,410	$1,430	$28,078	$49,625	$8,155	$(4,617)	$(2,037)	$15,792	$(11,166)	$(15,140)	$62,736
Net realized (loss) gain on investments	22,424	394,222	720,951	72,743	389,333	237,203	(9,489)	65,248	68,643	22,971	210,937	67,187	19,948	4,604
Net unrealized appreciation (depreciation) during the year	(10,135)	(45,651)	44,188	(44,279)	319,322	1,170	(19,682)	(70,417)	37,786	25,335	(96,693)	33,277	410,129	4,223

Net increase in net assets from operations	29,295	649,723	1,167,167	71,874	710,085	266,451	20,454	2,986	101,812	46,269	130,036	89,298	414,937	71,563

From Variable Life Policy Transactions
Policyholders’ net premiums	69,904	2,629,406	4,851,548	270,997	63,325	501,643	14,333	13,503	5,591	2,633	12,729	172,862	227,544	196,956
Cost of insurance and administrative charges	(65,657)	(1,213,030)	(1,909,085)	(162,755)	(66,860)	(231,153)	(77,690)	(20,897)	(17,886)	(17,150)	(23,511)	(83,063)	(109,429)	(131,218)
Surrenders and forfeitures	(7,364)	(241,220)	(544,093)	(86,272)	(98,610)	(102,180)	(115,610)	(12,568)	(8,749)	(23,705)	(17,703)	(55,833)	(114,020)	(101,432)
Transfers between portfolios and the Guaranteed Account	45,755	2,192,023	4,153,457	570,623	425,192	(37,718)	(90,206)	(150,490)	(91,134)	221,059	244,536	716,570	(76,135)	135,702
Net (withdrawals) repayments due to policy loans	(12)	(18,464)	3,784	(1,174)	(919)	20,091	18,876	2,907	(442,830)	12,240	4,060	8,707	346	3,606
Withdrawals due to death benefits	—	(23,874)	(390)	—	—	—	—	—	—	—	—	(20)	—	(3,002)

Net (decrease) increase in net assets derived from policy transactions	42,626	3,324,841	6,555,221	591,419	322,128	150,683	(250,297)	(167,545)	(555,008)	195,077	220,111	759,223	(71,694)	100,612

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	90	20	(3)	28	3	(1)	—	(40)	(5)	—	(43)	14	(1)

Total increase (decrease) in net assets	71,921	3,974,654	7,722,408	663,290	1,032,241	417,137	(229,844)	(164,559)	(453,236)	241,341	350,147	848,478	343,257	172,174
Net Assets
Beginning of year	445,671	12,663,425	20,141,018	1,474,326	1,582,475	3,947,524	860,963	457,059	1,013,140	201,280	526,310	1,266,420	1,864,404	1,719,642

End of year	$517,592	$16,638,079	$27,863,426	$2,137,616	$2,614,716	$4,364,661	$631,119	$292,500	$559,904	$442,621	$876,457	$2,114,898	$2,207,661	$1,891,816

Changes in Units
Beginning units	3,363	82,512	119,754	10,321	2,474	19,628	5,094	1,502	2,526	870	985	7,850	10,539	12,056

Units purchased	1,516	32,221	53,930	5,745	469	3,830	89	433	196	501	350	6,640	2,646	3,463
Units sold	(926)	(10,752)	(17,775)	(2,016)	(458)	(3,411)	(2,024)	(750)	(619)	(299)	(196)	(2,980)	(2,944)	(2,747)

Ending units	3,953	103,981	155,909	14,050	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241	12,772

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Nationwide
			Nationwide	Nationwide	NVIT		Federated	American		American		American
	Nationwide	Gartmore	NVIT	NVIT	Global	Gartmore	NVIT	Funds	American	Funds	American	Funds
	NVIT	NVIT	Global	Global	Technology	NVIT	High	NVIT	Funds	NVIT	Funds	NVIT	Fidelity VIP
	International	Emerging	Financial	Health	and	Global	Income	Asset	NVIT	Global	NVIT	Growth —	Equity-	Fidelity VIP
	Value	Markets	Services	Sciences	Communications	Utilities	Bond	Allocation	Bond	Growth	Growth	Income	Income	Growth
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Portfolio:	Portfolio:
	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class II	Class II	Class II	Class II	Class II	Initial Class	Initial Class

From Operations
Net investment income (loss)	$447,567	$(3,226)	$11,139	$(3,616)	$(5,029)	$34,663	$71,811	$1,555	$19,570	$7,543	$(38)	$711	$1,827,110	$317,051
Net realized (loss) gain on investments	3,914,418	1,197,073	53,437	14,352	113,688	567,390	(295)	722	130	2,220	2,829	3	14,708,077	(4,045,431)
Net unrealized appreciation (depreciation) during the year	(3,635,537)	715,362	(72,858)	52,297	(1,136)	(266,857)	(48,698)	(785)	(18,577)	19,585	14,264	(2,310)	(14,700,803)	47,779,470

Net increase in net assets from operations	726,448	1,909,209	(8,282)	63,033	107,523	335,196	22,818	1,492	1,123	29,348	17,055	(1,596)	1,834,384	44,051,090

From Variable Life Policy Transactions
Policyholders’ net premiums	3,533,688	454,208	47,863	92,957	85,513	164,194	164,401	8,161	11,166	63,584	63,434	3,668	11,212,674	15,641,122
Cost of insurance and administrative charges	(1,355,159)	(300,381)	(25,576)	(34,043)	(39,029)	(117,671)	(56,009)	(7,305)	(23,537)	(14,987)	(14,917)	(860)	(9,087,457)	(12,649,807)
Surrenders and forfeitures	(5,702,912)	(251,669)	(16,001)	(18,332)	(17,449)	(164,149)	(14,623)	(346)	—	(1,606)	(4,858)	—	(9,186,872)	(11,770,343)
Transfers between portfolios and the Guaranteed Account	713,834	1,201,533	27,329	(161,926)	(174,614)	(20,581)	114,528	83,256	306,712	324,287	128,998	71,400	(1,642,100)	(8,342,003)
Net (withdrawals) repayments due to policy loans	(129,285)	(85,664)	230	605	9	(21,557)	(8,563)	—	—	(205)	(1)	—	(784,371)	(980,166)
Withdrawals due to death benefits	(172,114)	—	—	(18)	(21)	—	—	—	—	—	—	—	(508,558)	(556,449)

Net (decrease) increase in net assets derived from policy transactions	(3,111,948)	1,018,027	33,845	(120,757)	(145,591)	(159,764)	199,734	83,766	294,341	371,073	172,656	74,208	(9,996,684)	(18,657,646)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(9,585)	(483)	32	(817)	(1,898)	5	(51)	(9)	(16)	(25)	(16)	(4)	2,041	8,980

Total increase (decrease) in net assets	(2,395,085)	2,926,753	25,595	(58,541)	(39,966)	175,437	222,501	85,249	295,448	400,396	189,695	72,608	(8,160,259)	25,402,424
Net Assets
Beginning of year	31,620,607	3,992,157	378,832	612,790	618,360	2,020,297	897,186	30,253	15,416	46,592	100,792	—	161,920,720	178,521,493

End of year	$29,225,522	$6,918,910	$404,427	$554,249	$578,394	$2,195,734	$1,119,687	$115,502	$310,864	$446,988	$290,487	$72,608	$153,760,461	$203,923,917

Changes in Units
Beginning units	169,162	18,901	2,443	5,642	5,206	11,033	7,786	288	147	432	977	—	310,744	461,606

Units purchased	33,291	12,036	813	1,378	4,669	4,684	2,993	825	2,979	3,367	1,779	746	33,081	55,600
Units sold	(54,163)	(8,268)	(600)	(2,481)	(5,793)	(5,689)	(1,292)	(69)	(226)	(149)	(220)	(8)	(54,266)	(99,747)

Ending units	148,290	22,669	2,656	4,539	4,082	10,028	9,487	1,044	2,900	3,650	2,536	738	289,559	417,459

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Fidelity		Fidelity
									Fidelity	VIP II		VIP II	Fidelity	Fidelity
	Fidelity VIP			Fidelity	Fidelity	Fidelity	Fidelity		VIP II	Investment	Fidelity	Investment	VIP III	VIP III
	High	Fidelity VIP	Fidelity VIP	VIP	VIP	VIP	VIP	VIP	Asset	Grade	VIP II	Grade	Mid	Value
	Income	Overseas	Overseas	Equity-Income	Growth	Overseas	Overseas	High	Manager	Bond	Contrafund	Bond	Cap	Strategies
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio — Initial	Initial	Initial	Initial	Service	Service	Service
	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$1,173,362	$1,013,507	$809,468	$39,344	$(3,678)	$5,569	$48,210	$189,786	$2,399,301	$1,782,083	$411,386	$40,660	$3,544	$3,509
Net realized (loss) gain on investments	(225,406)	4,472,270	3,194,769	362,855	97,773	24,839	183,560	(10,139)	1,072,657	(265,115)	41,271,490	(13,525)	1,965,310	289,868
Net unrealized appreciation (depreciation) during the year	(545,800)	408,774	609,776	(399,143)	430,570	4,884	46,342	(195,385)	2,578,882	173,626	(18,376,010)	15,177	153,557	(191,818)

Net increase in net assets from operations	402,156	5,894,551	4,614,013	3,056	524,665	35,292	278,112	(15,738)	6,050,840	1,690,594	23,306,866	42,312	2,122,411	101,559

From Variable Life Policy Transactions
Policyholders’ net premiums	772,741	498,821	3,803,677	991,649	561,070	2,441	505,509	733,317	3,453,106	3,990,928	9,837,210	289,057	1,269,505	215,320
Cost of insurance and administrative charges	(1,233,316)	(1,852,882)	(1,383,496)	(390,437)	(214,074)	(21,059)	(184,465)	(59,793)	(3,056,354)	(3,092,093)	(7,752,655)	(168,824)	(802,236)	(149,322)
Surrenders and forfeitures	(1,337,640)	(2,910,025)	(1,561,896)	(130,961)	(82,301)	(997)	(100,545)	(16,088)	(2,491,093)	(6,594,430)	(8,298,156)	(65,062)	(642,992)	(57,548)
Transfers between portfolios and the Guaranteed Account	(3,072,224)	(1,004,924)	201,198	186,883	(88,635)	(666)	200,676	2,770,434	(790,029)	(60,947)	(1,865,800)	852	250,834	235,041
Net (withdrawals) repayments due to policy loans	60,930	(132,736)	(66,609)	(23,838)	(3,126)	316	(21,068)	(17,156)	(156,761)	(84,886)	(802,952)	(3,804)	(91,077)	5,940
Withdrawals due to death benefits	(33,059)	(52,006)	(51,359)	(4,018)	(5,844)	(3,856)	(2,045)	(516)	(339,505)	(40,894)	(394,817)	(2,165)	(116,086)	(2,004)

Net (decrease) increase in net assets derived from policy transactions	(4,842,568)	(5,453,752)	941,515	629,278	167,090	(23,821)	398,062	3,410,198	(3,380,636)	(5,882,322)	(9,277,170)	50,054	(132,052)	247,427

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,239	(9,837)	(9)	29	1	915	718	(6)	1,099	(15)	2	910	—

Total increase (decrease) in net assets	(4,439,412)	442,038	5,545,691	632,325	691,784	11,472	677,089	3,395,178	2,670,198	(4,190,629)	14,029,681	92,368	1,991,269	348,986
Net Assets
Beginning of year	18,798,635	37,424,096	27,032,323	3,164,756	1,874,827	226,150	1,578,430	—	42,938,605	50,844,235	142,870,775	1,178,371	14,489,664	2,393,115

End of year	$14,359,223	$37,866,134	$32,578,014	$3,797,081	$2,566,611	$237,622	$2,255,519	$3,395,178	$45,608,803	$46,653,606	$156,900,456	$1,270,739	$16,480,933	$2,742,101

Changes in Units
Beginning units	80,318	106,054	145,516	18,502	13,173	1,049	10,294	—	126,173	209,573	354,948	10,341	53,198	10,422

Units purchased	5,143	2,256	35,975	6,866	4,300	12	4,677	38,287	13,027	28,527	37,574	3,013	10,177	6,182
Units sold	(30,596)	(19,755)	(31,357)	(3,315)	(3,151)	(113)	(2,334)	(3,801)	(23,837)	(57,028)	(63,039)	(2,572)	(11,005)	(5,277)

Ending units	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782	52,370	11,327

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Fidelity	Fidelity	Fidelity	Lehman			Neuberger
		VIP IV	VIP IV	VIP IV	Brothers			Berman	Neuberger
	Fidelity	Freedom	Freedom	Freedom	AMT	Neuberger	Neuberger	AMT	Berman	Neuberger	Neuberger	Van Eck	Van Eck	Van Eck
	VIP IV	Fund	Fund	Fund	Short	Berman	Berman	Mid	AMT	Berman	Berman	Worldwide	Worldwide	Worldwide
	Energy	2010	2020	2030	Duration	AMT	AMT	Cap	Socially	AMT	AMT	Bond	Hard	Emerging
	Portfolio:	Portfolio —	Portfolio —	Portfolio —	Bond	Partners	Fasciano	Growth	Responsive	International	Regency	Fund:	Assets	Markets
	Service	Service	Service	Service	Portfolio —	Portfolio	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Initial	Fund:	Fund:
	Class 2	Class	Class	Class	I Class	I Class	S Class	I Class	I Class	S Class	S Class	Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$(7,897)	$10,513	$13,875	$17,078	$305,962	$(3,620)	$(7,253)	$(7,936)	$(6,273)	$12,949	$(425)	$257,380	$(45,254)	$(64,076)
Net realized (loss) gain on investments	35,354	14,026	48,610	69,485	(79,063)	4,600,312	41,021	135,281	52,980	75,254	6,640	(5,459)	2,696,302	8,836,384
Net unrealized appreciation (depreciation) during the year	455,825	(1,716)	830	(10,967)	364,553	(1,725,157)	(35,544)	58,435	21,365	(102,289)	(2,103)	154,195	649,815	698,502

Net increase in net assets from operations	483,282	22,823	63,315	75,596	591,452	2,871,535	(1,776)	185,780	68,072	(14,086)	4,112	406,116	3,300,863	9,470,810

From Variable Life Policy Transactions
Policyholders’ net premiums	88,305	21,015	30,691	372,564	1,518,259	2,133,890	96,531	102,547	96,809	77,454	16,041	121,407	133,110	169,628
Cost of insurance and administrative charges	(77,060)	(14,885)	(32,485)	(56,309)	(1,018,762)	(1,824,140)	(69,888)	(80,106)	(55,415)	(35,801)	(6,090)	(275,375)	(273,446)	(994,901)
Surrenders and forfeitures	(228,285)	(448)	—	(3,620)	(1,059,855)	(2,696,408)	(71,761)	(114,250)	(48,163)	(13,699)	(1,412)	(139,915)	(571,819)	(2,062,559)
Transfers between portfolios and the Guaranteed Account	719,986	373,833	395,719	570,897	(332,762)	107,844	54,649	682,820	93,545	581,141	75,477	13,813	41,560	(711,096)
Net (withdrawals) repayments due to policy loans	(1,287)	—	(274)	(80,641)	60,398	(145,663)	(1,155)	(13,314)	(3,368)	(3,811)	(3,470)	(13,294)	(1,095,874)	(1,378,757)
Withdrawals due to death benefits	—	—	—	—	(10,286)	(155,322)	(1,299)	—	—	—	—	(12,482)	(6,986)	(17,367)

Net (decrease) increase in net assets derived from policy transactions	501,659	379,515	393,651	802,891	(843,008)	(2,579,799)	7,077	577,697	83,408	605,284	80,546	(305,846)	(1,773,455)	(4,995,052)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	2,952	(27)	(35)	(54)	(3,398)	9,215	994	(66)	(57)	30	(16)	983	2,113	1,218

Total increase (decrease) in net assets	987,893	402,311	456,931	878,433	(254,954)	300,951	6,295	763,411	151,423	591,228	84,642	101,253	1,529,521	4,476,976
Net Assets
Beginning of year	945,548	150,734	421,728	269,394	14,923,733	34,036,293	1,034,336	775,995	948,821	466,192	135,667	4,703,316	8,269,315	27,550,188

End of year	$1,933,441	$553,045	$878,659	$1,147,827	$14,668,779	$34,337,244	$1,040,631	$1,539,406	$1,100,244	$1,057,420	$220,309	$4,804,569	$9,798,836	$32,027,164

Changes in Units
Beginning units	6,071	1,284	3,434	2,127	72,788	158,015	5,940	3,483	5,451	3,252	1,061	15,761	13,836	65,596

Units purchased	6,604	3,214	4,002	7,857	12,849	13,639	1,590	3,448	1,967	4,536	784	480	691	1,804
Units sold	(4,096)	(128)	(898)	(1,775)	(16,792)	(33,127)	(1,506)	(1,702)	(1,567)	(587)	(162)	(2,564)	(3,029)	(10,903)

Ending units	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683	13,677	11,498	56,497

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Dreyfus
									Dreyfus	Variable	Dreyfus
						Alger			Variable	Investment	Investment
	Van Eck		Van Eck	Van Eck	Van Eck	American		Wells Fargo	Investment	Fund —	Portfolios —
	Worldwide	Van Eck	Worldwide	Worldwide	Worldwide	Small		VT	Fund —	Developing	Small Cap	Dreyfus	American
	Real Estate	Worldwide	Hard	Emerging	Real	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index	Century VP	American
	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:	International	Century VP
	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial	Fund:	Ultra Fund:
	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares	Class I	Class I

From Operations
Net investment income (loss)	$21,481	$184,870	$(49,989)	$(48,737)	$18,890	$(257,313)	$(82,507)	$(9,603)	$38,687	$201	$(23,572)	$116,602	$7	$(15,247)
Net realized (loss) gain on investments	999,603	(70,215)	1,720,586	4,181,058	638,901	2,030,757	491,458	1,617,549	142,589	18,643	501,316	480,800	78,511	61,480
Net unrealized appreciation (depreciation) during the year	(962,478)	201,159	1,517,823	1,375,870	(679,814)	4,071,331	1,754,332	(1,108,886)	104,766	(40,897)	(600,789)	(142,157)	103,086	349,148

Net increase in net assets from operations	58,606	315,814	3,188,420	5,508,191	(22,023)	5,844,775	2,163,283	499,060	286,042	(22,053)	(123,045)	455,245	181,604	395,381

From Variable Life Policy Transactions
Policyholders’ net premiums	52,422	521,304	611,429	1,708,761	588,459	2,761,950	1,099,772	790,683	473,648	24,079	1,269,461	1,490,493	33,322	340,401
Cost of insurance and administrative charges	(226,158)	(210,033)	(377,011)	(730,275)	(374,935)	(2,251,307)	(701,210)	(524,863)	(281,960)	(17,647)	(497,981)	(686,935)	(59,785)	(161,903)
Surrenders and forfeitures	(275,541)	(139,362)	(603,578)	(1,069,679)	(385,746)	(2,304,830)	(374,288)	(320,897)	(179,834)	(1,629)	(181,584)	(1,555,315)	(40,652)	(79,097)
Transfers between portfolios and the Guaranteed Account	(175,450)	236,432	1,195,185	(405,085)	1,317,223	(806,133)	(518,293)	(165,392)	(172,161)	(44,454)	197,808	804,400	41,139	(179,207)
Net (withdrawals) repayments due to policy loans	(24,963)	(38,349)	18,883	(35,860)	(656)	(478,131)	(144,406)	(70,879)	21,716	(13,808)	(17,302)	(46,053)	(4,677)	(6,899)
Withdrawals due to death benefits	(485)	(2,520)	(33,902)	(42,890)	(10,667)	(40,944)	(9,314)	(4,201)	(3,657)	—	(305)	(3,595)	(3,568)	—

Net (decrease) increase in net assets derived from policy transactions	(650,175)	367,472	811,006	(575,028)	1,133,678	(3,119,395)	(647,739)	(295,549)	(142,248)	(53,459)	770,097	2,995	(34,221)	(86,705)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,002	(1,088)	4,579	(11,142)	(794)	(469)	(1,994)	992	(542)	(16)	52	7	994	960

Total increase (decrease) in net assets	(590,567)	682,198	4,004,005	4,922,021	1,110,861	2,724,911	1,513,550	204,503	143,252	(75,528)	647,104	458,247	148,377	309,636
Net Assets
Beginning of year	5,221,341	3,333,139	7,147,905	14,924,859	5,506,576	36,763,017	10,355,423	8,450,025	4,497,830	222,638	6,141,500	10,697,329	1,044,708	2,035,233

End of year	$4,630,774	$4,015,337	$11,151,910	$19,846,880	$6,617,437	$39,487,928	$11,868,973	$8,654,528	$4,641,082	$147,110	$6,788,604	$11,155,576	$1,193,085	$2,344,869

Changes in Units
Beginning units	13,258	23,711	23,664	50,796	22,052	201,820	142,861	60,023	32,783	1,095	29,618	62,009	3,313	18,237

Units purchased	527	7,466	8,581	12,438	8,545	20,474	17,542	7,208	4,698	196	9,772	15,050	109	3,348
Units sold	(2,268)	(4,698)	(8,145)	(13,683)	(6,277)	(38,400)	(26,548)	(8,857)	(5,820)	(412)	(5,854)	(15,745)	(644)	(4,516)

Ending units	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314	2,778	17,069

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Janus	Janus		Janus Aspen	Janus	Janus
						American	Janus	Aspen	Aspen	Janus	Series—	Aspen	Aspen
		American		American	American	Century	Aspen	Series—	Series—	Aspen	INTECH	Series—	Series—	Oppenheimer
		Century VP	American	Century VP	Century	VP	Series—	International	Global	Series—	Risk-Managed	International	Global	Capital
	American	Income and	Century VP	Mid Cap	VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology	Appreciation
	Century VP	Growth	International	Value	Vista	Protection	Portfolio—	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Fund/VA:
	Value Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II	Non-Service
	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$83,646	$19,768	$(1,474)	$183	$(3,130)	$65,208	$(14,363)	$(6,482)	$(773)	$17,487	$(538)	$(14,711)	$(272)	$(30,169)
Net realized (loss) gain on investments	831,477	129,907	123,047	17,286	81,688	(5,102)	125,693	327,016	13,402	78,548	1,148	357,374	10,071	184,585
Net unrealized appreciation (depreciation) during the year	(1,399,603)	(179,026)	230,784	(47,694)	32,489	85,482	767,240	397,966	30,340	(938)	11,300	918,622	32,350	592,442

Net increase in net assets from operations	(484,480)	(29,351)	352,357	(30,225)	111,047	145,588	878,570	718,500	42,969	95,097	11,910	1,261,285	42,149	746,858

From Variable Life Policy Transactions
Policyholders’ net premiums	751,312	259,661	253,214	62,325	33,239	204,902	324,020	103,086	4,055	124,241	27,507	390,798	50,519	859,953
Cost of insurance and administrative charges	(482,492)	(162,647)	(131,105)	(34,348)	(32,711)	(93,754)	(200,160)	(117,234)	(17,009)	(80,507)	(14,046)	(243,593)	(18,987)	(429,342)
Surrenders and forfeitures	(355,191)	(75,575)	(150,151)	(55,304)	(303,207)	(24,017)	(83,760)	(143,091)	(5,124)	(35,577)	(540)	(143,407)	(22,555)	(277,314)
Transfers between portfolios and the Guaranteed Account	(549,243)	23,522	273,233	240,850	590,992	14,206	943,327	780,979	(5,142)	(139,559)	(14,460)	1,886,587	400,949	(177,121)
Net (withdrawals) repayments due to policy loans	(36,312)	(4,384)	(10,105)	(3,569)	(6,363)	(16,941)	(11,393)	(6,898)	14,401	62,822	2,137	(87,380)	(1,763)	(6,031)
Withdrawals due to death benefits	(3,242)	(38)	—	—	—	—	—	—	(1,523)	—	—	(20,596)	—	(6,631)

Net (decrease) increase in net assets derived from policy transactions	(675,168)	40,539	235,086	209,954	281,950	84,396	972,034	616,842	(10,342)	(68,580)	598	1,782,409	408,163	(36,486)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1	(203)	(22)	(28)	(334)	1,303	773	208	1,000	(351)	(11,272)	(22)	13

Total increase (decrease) in net assets	(1,158,648)	11,189	587,240	179,707	392,969	229,650	1,851,907	1,336,115	32,835	27,517	12,157	3,032,422	450,290	710,385
Net Assets
Beginning of year	9,359,994	1,833,569	1,925,119	270,859	132,041	1,624,404	2,338,166	2,620,207	205,603	1,014,363	231,276	3,701,931	242,903	5,457,143

End of year	$8,201,346	$1,844,758	$2,512,359	$450,566	$525,010	$1,854,054	$4,190,073	$3,956,322	$238,438	$1,041,880	$243,433	$6,734,353	$693,193	$6,167,528

Changes in Units
Beginning units	54,195	10,276	12,193	2,012	1,069	12,803	14,008	5,388	1,499	6,135	1,125	16,893	1,946	41,327

Units purchased	9,457	3,606	4,295	2,385	5,854	2,389	5,849	1,782	268	1,995	180	12,397	3,042	8,143
Units sold	(13,015)	(3,634)	(2,913)	(948)	(3,861)	(2,023)	(2,560)	(1,278)	(351)	(2,619)	(170)	(5,060)	(396)	(8,453)

Ending units	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592	41,017

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

														Franklin
													Franklin	Templeton
													Templeton	VIP
	Oppenheimer			Oppenheimer				AIM V.I.	AIM V.I.		Federated	Federated	VIP	Franklin
	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer		AIM V.I.	Capital	Capital	Federated	American	Capital	Franklin	Rising
	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	Basic Value	Appreciation	Development	Quality Bond	Leaders	Appreciation	Small	Dividends
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:	Cap Value	Securities
	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary	Securities	Fund:
	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares	Fund: Class 1	Class 1

From Operations
Net investment income (loss)	$19,867	$9,519	$70,092	$(9,604)	$55,304	$(490)	$(2,952)	$(2,900)	$(5,790)	$104,065	$669	$211	$15,352	$174,536
Net realized (loss) gain on investments	287,621	180,601	(15,061)	182,676	789,798	(297)	277,299	27,939	121,821	(29,287)	9,867	20,637	941,188	997,875
Net unrealized appreciation (depreciation) during the year	(130,549)	(55,987)	(57,415)	(234,885)	(309,758)	(2,864)	(241,133)	16,171	(48,127)	55,478	(22,110)	(5,097)	(1,187,572)	(1,524,727)

Net increase in net assets from operations	176,939	134,133	(2,384)	(61,813)	535,344	(3,651)	33,214	41,210	67,904	130,256	(11,574)	15,751	(231,032)	(352,316)

From Variable Life Policy Transactions
Policyholders’ net premiums	76,838	474,144	78,205	223,921	1,730,101	91,493	331,363	56,918	117,072	415,508	10,719	23,044	765,135	811,999
Cost of insurance and administrative charges	(138,563)	(243,465)	(75,743)	(126,711)	(687,492)	(3,218)	(202,805)	(39,910)	(52,898)	(234,692)	(8,986)	(11,391)	(495,746)	(581,931)
Surrenders and forfeitures	(21,333)	(103,465)	(28,660)	(137,371)	(536,478)	(870)	(211,637)	(9,074)	(36,298)	(123,812)	(669)	(14,936)	(403,554)	(395,553)
Transfers between portfolios and the Guaranteed Account	66,015	52,428	(277,657)	320,377	906,464	189,203	66,828	3,301	97,247	19,507	(47,560)	(50,087)	98,564	(211,442)
Net (withdrawals) repayments due to policy loans	10,831	(47,799)	(21,635)	(31,531)	(90,678)	(1,753)	(9,138)	(5,334)	(12,408)	40,814	(67)	(327)	(98,550)	(25,976)
Withdrawals due to death benefits	—	(6,235)	—	—	(25,177)	—	(1,291)	(19)	—	(3,852)	—	—	(21,265)	(2,706)

Net (decrease) increase in net assets derived from policy transactions	(6,212)	125,608	(325,490)	248,685	1,296,740	274,855	(26,680)	5,882	112,715	113,473	(46,563)	(53,697)	(155,416)	(405,609)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,043	(44)	(97)	(233)	(10)	(104)	(26)	(32)	(3)	(7)	(8)	(13)	(487)

Total increase (decrease) in net assets	171,727	260,784	(327,918)	186,775	1,831,851	271,194	6,430	47,066	180,587	243,726	(58,144)	(37,954)	(386,461)	(758,412)
Net Assets
Beginning of year	2,883,550	3,575,245	1,085,691	2,368,572	9,258,685	—	3,042,844	343,574	683,524	2,724,211	148,881	163,415	8,565,210	10,654,504

End of year	$3,055,277	$3,836,029	$757,773	$2,555,347	$11,090,536	$271,194	$3,049,274	$390,640	$864,111	$2,967,937	$90,737	$125,461	$8,178,749	$9,896,092

Changes in Units
Beginning units	9,975	23,629	7,314	10,503	60,153	—	15,813	2,210	2,821	23,630	644	920	36,733	57,462

Units purchased	672	5,994	606	2,793	20,120	2,981	2,983	1,055	1,141	9,110	135	217	6,465	29,853
Units sold	(1,521)	(5,155)	(2,963)	(1,917)	(12,020)	(160)	(3,093)	(1,009)	(571)	(8,563)	(167)	(367)	(7,463)	(32,226)

Ending units	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770	35,735	55,089

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Franklin	Franklin
	Franklin	Templeton	Templeton
	Templeton	VIP	VIP			MFS		Putnam							Van
	VIP	Templeton	Templeton	AllianceBernstein	AllianceBernstein	Investors		VT	Putnam			Vanguard			Kampen
	Templeton	Developing	Global	Growth	Small/Mid	Growth	MFS	Growth	VT	Putnam		Total	Vanguard		Core Plus
	Foreign	Markets	Income	and	Cap	Stock	Value	&	International	VT	Vanguard	Bond	High	Vanguard	Fixed
	Securities	Securities	Securities	Income	Value	Series:	Series:	Income	Equity	Voyager	Equity	Market	Yield	Mid Cap	Income
	Fund:	Fund —	Fund —	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:	Income	Index	Bond	Index	Portfolio:
	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB	Portfolio	Portfolio	Portfolio	Portfolio	Class I

From Operations
Net investment income (loss)	$30,270	$29,886	$15,723	$29,639	$8,470	$(3,287)	$10,361	$3,639	$5,856	$(5,165)	$29,169	$32,834	$41,134	$6,822	$37,083
Net realized (loss) gain on investments	188,360	243,661	6,941	407,129	453,407	39,323	374,676	93,597	50,678	119,428	155,074	(1,360)	(708)	343,958	419
Net unrealized appreciation (depreciation) during the year	66,548	162,374	48,450	(261,039)	(434,979)	50,977	(118,398)	(125,674)	(35,468)	(62,025)	(117,572)	37,629	(34,886)	(227,178)	25,324

Net increase in net assets from operations	285,178	435,921	71,114	175,729	26,898	87,013	266,639	(28,438)	21,066	52,238	66,671	69,103	5,540	123,602	62,826

From Variable Life Policy Transactions
Policyholders’ net premiums	65,136	261,627	54,211	340,126	239,106	103,285	350,286	63,310	1,843	31,576	456,940	258,037	272,608	787,293	139,677
Cost of insurance and administrative charges	(101,037)	(134,546)	(28,684)	(237,175)	(165,412)	(61,661)	(225,588)	(36,827)	(11,022)	(23,088)	(178,759)	(110,268)	(97,952)	(270,666)	(77,590)
Surrenders and forfeitures	(39,159)	(296,495)	(5,253)	(127,805)	(125,131)	(39,922)	(342,623)	(70,533)	(37,554)	(3,602)	(80,554)	(28,035)	(17,575)	(84,911)	(50,463)
Transfers between portfolios and the Guaranteed Account	88,346	1,218,595	288,190	(409,768)	189,354	(60,708)	680,375	(76,117)	85,634	(142,959)	15,133	(12,569)	14,103	200,731	338,629
Net (withdrawals) repayments due to policy loans	21,958	(5,664)	(3,585)	(13,252)	(17,693)	(9,356)	(52,708)	(14,345)	356	(423,855)	201	(8,596)	(1,352)	(9,446)	(16,876)
Withdrawals due to death benefits	—	—	—	(3,599)	—	—	(2,736)	—	—	(2,398)	(4,232)	(1,263)	(3,022)	(1,208)	(5,980)

Net (decrease) increase in net assets derived from policy transactions	35,244	1,043,517	304,879	(451,473)	120,224	(68,362)	407,006	(134,512)	39,257	(564,326)	208,729	97,306	166,810	621,793	327,397

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(302)	(110)	(115)	(117)	(122)	(28)	(27)	(21)	—	—	(2)	5	—	4	—

Total increase (decrease) in net assets	320,120	1,479,328	375,878	(275,861)	147,000	18,623	673,618	(162,971)	60,323	(512,088)	275,398	166,414	172,350	745,399	390,223
Net Assets
Beginning of year	1,837,323	1,253,547	510,397	4,292,206	3,116,027	844,070	3,644,869	567,734	229,751	1,006,998	1,928,334	1,071,703	663,994	2,482,530	1,174,287

End of year	$2,157,443	$2,732,875	$886,275	$4,016,345	$3,263,027	$862,693	$4,318,487	$404,763	$290,074	$494,910	$2,203,732	$1,238,117	$836,344	$3,227,929	$1,564,510

Changes in Units
Beginning units	4,317	7,730	4,632	23,141	13,955	5,315	17,085	2,837	728	3,775	11,748	9,537	4,963	12,722	9,217

Units purchased	250	9,084	3,649	3,724	5,160	680	6,154	460	45	270	3,464	2,583	2,481	4,940	2,286
Units sold	(552)	(3,630)	(985)	(6,187)	(5,198)	(1,133)	(4,942)	(891)	(213)	(658)	(2,246)	(1,723)	(1,254)	(1,928)	(1,538)

Ending units	4,015	13,184	7,296	20,678	13,917	4,862	18,297	2,406	560	3,387	12,966	10,397	6,190	15,734	9,965

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	Van Kampen
	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Markets	U.S. Real	Blue Chip	Equity	Limited
	Debt	Estate	Growth	Income	Term Bond
	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Class I	Class I	Class II	Class II	Class II
From Operations
Net investment income (loss)	$26,374	$28,182	$(10,484)	$20,444	$11,156
Net realized (loss) gain on investments	15,887	1,207,274	32,804	234,818	88
Net unrealized appreciation (depreciation) during the year	(19,364)	(2,521,117)	155,471	(219,693)	3,603

Net increase in net assets from Operations	22,897	(1,285,661)	177,791	35,569	14,847

From Variable Life Policy Transactions
Policyholders’ net premiums	19,656	577,467	132,621	370,428	30,350
Cost of insurance and administrative charges	(17,339)	(356,872)	(86,482)	(188,836)	(15,712)
Surrenders and forfeitures	(25,646)	(276,704)	(161,451)	(174,968)	(6,699)
Transfers between portfolios and the Guaranteed Account	114,856	(273,410)	639,095	508,674	113,424
Net (withdrawals) repayments due to policy loans	19,638	(85,173)	(20,270)	(15,187)	—

Net (decrease) increase in net assets derived from policy transactions	111,165	(414,692)	503,513	500,111	121,363

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(25)	(463)	(99)	(97)	(5)

Total increase (decrease) in net assets	134,037	(1,700,816)	681,205	535,583	136,205
Net Assets
Beginning of year	333,586	7,516,293	1,512,514	1,901,205	266,960

End of year	$467,623	$5,815,477	$2,193,719	$2,436,788	$403,165

Changes in Units
Beginning units	1,475	24,171	12,367	15,244	2,565

Units purchased	117	6,544	6,288	10,012	1,363
Units sold	(285)	(7,319)	(2,599)	(6,153)	(220)

Ending units	1,307	23,396	16,056	19,103	3,708

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements
     December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VLI Separate Account 1 (Separate Account) was established by Nationwide Life Insurance Company of America (Nationwide Provident) under the provisions of the Pennsylvania Insurance Law. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under single premium, modified premium, scheduled premium and flexible premium adjustable variable life insurance policies (the Policies). The Nationwide NVIT Nationwide Fund Class IV, Nationwide NVIT Money Market Fund Class IV, Nationwide NVIT Government Bond Fund Class IV and J.P. Morgan NVIT Balanced Fund Class IV subaccounts are the only subaccounts available with single premium and scheduled premium policies.

As of December 31, 2008, Nationwide Life Insurance Company of America no longer sells variable life contacts. The Policies were distributed principally through career agents and brokers.

Nationwide Provident has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of one hundred and fifty subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
  (Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
  (Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV
NVIT Government Bond Fund Class I
NVIT Investor Destinations Aggressive Fund Class II
NVIT Investor Destinations Conservative Fund Class II
NVIT Investor Destinations Moderate Fund Class II
NVIT Investor Destinations Moderately Aggressive Fund Class II
NVIT Investor Destinations Moderately Conservative Fund Class II
NVIT Core Plus Bond Fund Class I
Neuberger Berman NVIT Socially Responsible Fund Class II
Gartmore NVIT Emerging Markets Fund Class I
NVIT Mid Cap Index Fund Class I
Federated NVIT High Income Bond Fund Class I
NVIT Global Financial Services Fund Class I
NVIT Health Sciences Fund Class I
  (Formerly NVIT Global Health Sciences Fund Class I)
NVIT Technology and Communications Fund Class I
  (Formerly NVIT Global Technology and Communications Fund Class I)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Nationwide Variable Insurance Trust: (Continued)
Gartmore NVIT Global Utilities Fund Class I
NVIT Multi-Manager Small Cap Growth Fund Class I
NVIT U.S. Growth Leaders Fund Class I
NVIT Multi Sector Bond Fund Class I
NVIT Multi-Manager International Value Fund Class III
Gartmore NVIT Emerging Markets Fund Class III
NVIT Global Financial Services Fund Class III
NVIT Health Sciences Fund Class III
  (Formerly NVIT Global Health Sciences Fund Class III)
NVIT Technology and Communications Fund Class III
  (Formerly NVIT Global Technology and Communications Fund Class III)
Gartmore NVIT Global Utilities Fund Class III
Federated NVIT High Income Bond Fund Class III
Gartmore NVIT International Equity Fund Class VI
NVIT Core Bond Fund Class I
NVIT Short Term Bond Fund Class II
Van Kampen NVIT Real Estate Fund Class I
American Funds NVIT Asset Allocation Fund Class II
American Funds NVIT Bond Fund Class II
American Funds NVIT Global Growth Fund Class II
American Funds NVIT Growth Fund Class II
American Funds NVIT Growth-Income Fund Class II
NVIT Cardinal Aggressive Fund I
NVIT Cardinal Balanced Fund I
NVIT Cardinal Capital Appreciation Fund I
NVIT Cardinal Conservative Fund I
NVIT Cardinal Moderate Fund I
NVIT Cardinal Moderately Aggressive Fund I
NVIT Cardinal Moderately Conservative Fund I
NVIT Multi-Manager International Growth Fund Class III
NVIT Multi-Manager Large Cap Growth Fund Class I
NVIT Multi-Manager Large Cap Value Fund Class I
NVIT Multi-Manager Mid Cap Growth Fund Class I
NVIT Multi-Manager Mid Cap Value Fund Class II

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class R
Fidelity VIP Equity-Income Portfolio: Service Class
Fidelity VIP Growth Portfolio: Service Class

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Fidelity Variable Insurance Products Fund: (Continued)
Fidelity VIP Overseas Portfolio: Service Class
Fidelity VIP Overseas Portfolio: Service Class R
Fidelity VIP High Income Portfolio: Initial Class R

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class
Fidelity VIP III Value Strategies Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class
Neuberger Berman AMT Fasciano Portfolio — S Class
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class
Neuberger Berman AMT Socially Responsive Portfolio — I Class
Neuberger Berman AMT International Portfolio — S Class
Neuberger Berman AMT Regency Portfolio — S Class

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class
Van Eck Worldwide Bond Fund: Class R
Van Eck Worldwide Hard Assets Fund: Class R
Van Eck Worldwide Emerging Markets Fund: Class R
Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I
American Century VP Ultra Fund: Class I
American Century VP Value Fund: Class I
American Century VP Income and Growth Fund: Class I
American Century VP International Fund: Class III
American Century VP Mid Cap Value Fund: Class I
American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares
Janus Aspen Series — International Growth Portfolio: Service Shares
Janus Aspen Series — Global Technology Portfolio: Service Shares
Janus Aspen Series — Balanced Portfolio: Service Shares
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares
Janus Aspen Series — International Growth Portfolio: Service II Shares
Janus Aspen Series — Global Technology Portfolio: Service II Shares

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Non-Service Shares
Oppenheimer Main Street Fund/VA: Non-Service Shares
Oppenheimer High Income Fund/VA: Non-Service Shares
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Class 3
Oppenheimer High Income Fund/VA: Class 3

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares
AIM V.I. Capital Appreciation Fund: Series I Shares
AIM V.I. Capital Development Fund: Series I Shares

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares
Federated American Leaders Fund II: Primary Shares
Federated Capital Appreciation Fund II: Primary Shares

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3
Franklin Founding Funds Allocation Fund — Class 2

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class
MFS Value Series: Initial Class

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB
Putnam VT International Equity Fund: Class IB
Putnam VT Voyager Fund: Class IB

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio
Vanguard Total Bond Market Index Portfolio
Vanguard High Yield Bond Portfolio
Vanguard Mid Cap Index Portfolio

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I
Van Kampen Emerging Markets Debt Portfolio: Class I
Van Kampen U.S. Real Estate Portfolio: Class I

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II
T Rowe Price Equity Income Portfolio — Class II
T Rowe Price Limited Term Bond Portfolio — Class II

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

The policyholder’s equity is affected by the investment results of each fund, equity transactions by policyholders and certain contract expenses (see note 5).

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as policyholders net premiums in the accompanying statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies. The Separate Account’s assets are the property of Nationwide Provident.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Nationwide Provident’s general account.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable life policy and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers, which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in preparing the accompanying financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Nationwide Provident. Under the provisions of the policies, Nationwide Provident has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. Nationwide Provident does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and policy transactions during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by Nationwide Provident’s general account.

4.	Policy Loans

Policy provisions allow policyholders to borrow up to the policy’s non-loaned surrender value (90% of cash surrender value for Options policies). Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to Nationwide Provident’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by Nationwide Provident’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

4.	Policy Loans, continued

5.	Expenses and Related Party Transactions

Deductions from Premiums

Nationwide Provident makes certain deductions from premiums before amounts are allocated to each subaccount selected by the policyholder. The deductions may include (1) state premium taxes (0-4% of premium/scheduled premium payments depending on the Insured state of residence), (2) premiums for supplementary benefits, (3) sales charges (5% of each scheduled base/unscheduled premium for Options policies only) and (4) premium processing charges and Federal tax charges (1.5-10% of premiums). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

Mortality and Expense Charges

In addition to the aforementioned charges, each subaccount is charged for mortality and expense risks assumed by Nationwide Provident. The annual rates charged to cover these risks range from 0.00% to 1.00% of the average daily net assets held for the benefit of policyholders. These charges are assessed through the daily unit value calculation.

Cost of Insurance

Each subaccount is also charged by Nationwide Provident for the cost of insurance protection, which is based on a number of variables such as issue age, sex, premium class, policy year and net amount at risk (death benefit less total policy account value). For single premium policies, the charge is accrued daily and deducted annually from the amount invested. For scheduled premium, modified premium and flexible premium adjustable policies, the charge is deducted monthly. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured’s attained age. The cost of insurance charge is assessed monthly against each policy by liquidating units.

Administrative Charges

Depending upon the type of policy, additional recurring monthly deductions may be made for (1) administrative charges ($3.25-$8.00), (2) first year policy charges ($5.00-$17.50) and (3) supplementary charges (ranging from $0-0.11 per $1,000 of face amount). Optional monthly deductions for additional riders may be made for (1) disability benefit waiver benefit which waives monthly deductions in the event of disability ($.01-$1.76 per $1,000 of net amount at risk), (2) disability waiver of premium benefit waives agreed upon premium in the event of disability (2% to 23.2% of agreed upon premium amount), (3) children’s term insurance rider which provides a death benefit for a covered child ($.52 per $1,000 of coverage), (4) additional insurance benefit rider or term insurance rider ($.02-$115.10 per $1,000 of coverage for single life policies and $0-$20.79 for survivorship policies), (5) convertible term life insurance rider for term insurance on someone other than the primary insured individual ($.06-$113.17 per $1,000 of rider coverage), (6) minimum death benefit which guarantees a death benefit if specified premiums are paid ($.01 per $1,000 of Guaranteed Minimum Death Benefit), (7) long term care accelerated benefit which pays an accelerated death benefit in the event of a covered illness ($.02-$3.24 per $1,000 of net amount at risk), (8) long term care waiver benefit waives monthly deductions in the event of a covered illness ($.01-$3.47 per $1,000 of net amount at risk), (9) long term care extended insurance benefit rider provides additional benefits after accelerated benefits are exhausted ($.01-$8.72 per $1,000 of rider coverage) and (10) four years survivorship term life insurance provides additional death benefits in the first four years of the policy ($.03-$.15 per $1,000 of rider coverage). A face

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

amount increase charge is made upon an increase in face amount ($50-$300 plus $0-$1 per $1,000 of face amount increase). During any given policy year, the first four or twelve transfers (depending on the policy) by a policyholder of amounts in the subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. These charges are included in the statements of changes in net assets and are assessed against each policy by liquidating units.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered within the first 9-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge is assessed. The deferred administrative charge ranges from $0-$5 per $1,000 face amount. The deferred sales load charge ranges from 6-35% of premiums paid up to the sales surrender cap. A deferred sales charge and/or a deferred administrative charge will be imposed if certain policies are surrendered or lapse at any time within 10-15 years after the effective date of an increase in face amount (similar charges applied to surrenders/lapses for the initial face amount are applied to the premiums related to the increase in face amount).

A portion of the deferred sales charge and/or deferred administrative charge will be deducted if the face amount is decreased in the first 10-15 years or the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges totaled $6,751,356 and $5,646,646 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $15,018 and 22,409 for the years ended December 31, 2008 and 2007, respectively.

Nationwide Provident made a daily asset charge against the assets of the Zero Coupon Bond 2007 Series Subaccount. The charge was to reimburse Nationwide Provident for the transaction charge paid directly by Nationwide Provident to Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPFS) on the sale of the Zero Coupon Trust units to the Zero Coupon Bond 2007 Series Subaccount. Nationwide Provident paid these amounts from general account assets. The amount of the asset charge currently was equivalent to an effective annual rate of .25% of the average daily net assets of each Subaccount. The charge was cost based (taking into account the loss of interest) with no anticipated element of profit for Nationwide Provident. These charges were included in the statements of changes in net assets and were assessed against each policy by liquidating units.

Nationwide Provident, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the policies and other policies issued by Nationwide Provident (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay Nationwide Provident more than others. Nationwide Provident also may receive 12b-1 fees.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$1,091,910,742	$0	$1,091,910,742

Accounts Receivable of $0 and Accounts Payable of $152,894 are measured at settlement value which approximates the fair value payable to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights

Nationwide Provident offers several variable life products through the Separate Account that have unique combinations of features and fees that are assessed to the policyholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and policyholders’ equity for variable life contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	134,973	$200.90 to $5,744.05	$82,191,405	1.44%	0.00% to 0.75%	-41.99% to -41.55%
NVIT Money Market Fund Class IV	277,875	$168.77 to $3,294.21	$62,691,091	2.11%	0.00% to 0.75%	1.38% to 2.15%
NVIT Government Bond Fund Class IV	62,329	$256.19 to $5,758.07	$25,195,143	4.25%	0.00% to 0.75%	6.81% to 7.62%
JP Morgan NVIT Balanced Fund Class IV	48,504	$227.22 to $3,524.27	$26,513,389	2.74%	0.35% to 0.75%	-26.11% to -25.82%
NVIT Mid Cap Growth Fund Class IV	83,922	$278.05 to $4,197.82	$36,215,004	0.00%	0.60% to 0.75%	-46.51% to -46.43%
NVIT Multi-Manager International Value Fund Class IV	59,201	$205.04 to $2,103.89	$20,061,144	1.78%	0.60% to 0.75%	-46.75% to -46.67%
NVIT Growth Fund Class IV	158,183	$73.34 to $745.25	$15,578,987	0.26%	0.60% to 0.75%	-39.24% to -39.15%
Van Kampen NVIT Comstock Value Fund Class IV	125,870	$92.30 to $937.84	$15,634,305	2.06%	0.60% to 0.75%	-37.44% to -37.34%
NVIT Multi-Manager Small Company Fund Class IV	123,710	$100.60 to $1,022.25	$16,027,358	0.82%	0.60% to 0.75%	-38.65% to -38.56%
NVIT Multi-Manager Small Cap Value Fund Class IV	122,276	$108.86 to $1,106.13	$17,192,696	1.09%	0.60% to 0.75%	-32.78% to -32.68%
NVIT S&P 500 Index Fund Class IV	374,555	$228.04 to $2,333.76	$113,036,809	1.92%	0.60% to 0.75%	-37.76% to -37.66%
NVIT Government Bond Fund Class I	5,626	$125.80	$707,775	4.32%	0.75%	6.91%
NVIT Investor Destinations Aggressive Fund Class II	32,813	$117.19 to $1,191.75	$3,890,635	2.14%	0.60% to 0.75%	-37.32% to -37.22%
NVIT Investor Destinations Conservative Fund Class II	8,067	$116.69 to $1,165.91	$956,120	3.33%	0.60% to 0.75%	-6.73% to -6.58%
NVIT Investor Destinations Moderate Fund Class II	115,641	$117.08 to $1,179.33	$14,101,689	2.88%	0.60% to 0.75%	-23.77% to -23.66%
NVIT Investor Destinations Moderately Aggressive Fund Class II	163,360	$117.77 to $1,193.85	$19,852,890	2.52%	0.60% to 0.75%	-31.90% to -31.80%
NVIT Investor Destinations Moderately Conservative Fund Class II	15,086	$117.20 to $1,174.75	$1,935,339	3.18%	0.60% to 0.75%	-15.68% to -15.55%
NVIT Core Plus Bond Fund Class I	433	$98.98	$42,858	1.75%	0.75%	-1.02%	(a)
Neuberger Berman NVIT Socially Responsible Fund Class II	137	$61.46 to $61.50	$8,436	0.41%	0.65% to 0.75%	-38.54% to -38.50%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore NVIT Emerging Markets Fund Class I	2,027	$208.00 to $2,097.81	$924,864	1.16%	0.60% to 0.75%	-58.08% to -58.01%
NVIT Mid Cap Index Fund Class I	18,702	$123.23 to $1,242.85	$2,580,573	1.28%	0.60% to 0.75%	-36.94% to -36.84%
Federated NVIT High Income Bond Fund Class I	2,375	$98.66 to $995.07	$331,329	8.94%	0.60% to 0.75%	-28.53% to -28.42%
NVIT Global Financial Services Fund Class I	1,077	$110.92 to $1,118.65	$143,104	1.93%	0.60% to 0.75%	-46.68% to -46.60%
NVIT Health Sciences Fund Class I	1,869	$122.56 to $1,236.04	$372,913	0.29%	0.60% to 0.75%	-25.77% to -25.66%
NVIT Technology and Communications Fund Class I	597	$95.24 to $960.56	$148,925	0.00%	0.60% to 0.75%	-48.96% to -48.88%
Gartmore NVIT Global Utilities Fund Class I	734	$176.91 to $1,784.21	$411,192	3.18%	0.60% to 0.75%	-33.44% to -33.34%
NVIT Multi-Manager Small Cap Growth Fund Class I	12,402	$90.05 to $908.20	$1,216,928	0.00%	0.60% to 0.75%	-46.82% to -46.74%
NVIT U.S. Growth Leaders Fund Class I	10,337	$115.93 to $1,169.24	$1,289,547	0.00%	0.60% to 0.75%	-41.73% to -41.64%
NVIT Multi Sector Bond Fund Class I	9,850	$100.62 to $1,014.84	$1,295,458	7.30%	0.60% to 0.75%	-17.91% to -17.79%
NVIT Multi-Manager International Value Fund Class III	140,630	$85.24 to $858.40	$14,971,527	1.81%	0.60% to 0.75%	-46.73% to -46.65%
Gartmore NVIT Emerging Markets Fund Class III	21,925	$127.54 to $442.42	$2,801,405	1.22%	0.60% to 0.75%	-58.15% to -55.76%
NVIT Global Financial Services Fund Class III	3,336	$81.08 to $81.46	$271,329	2.09%	0.65% to 0.75%	-46.62% to -46.56%
NVIT Health Sciences Fund Class III	5,513	$90.52 to $90.95	$499,743	0.30%	0.65% to 0.75%	-25.79% to -25.72%
NVIT Technology and Communications Fund Class III	4,263	$72.24 to $72.58	$308,542	0.00%	0.65% to 0.75%	-48.97% to -48.92%
Gartmore NVIT Global Utilities Fund Class III	8,429	$145.50 to $146.18	$1,229,538	3.27%	0.65% to 0.75%	-33.40% to -33.34%
Federated NVIT High Income Bond Fund Class III	8,474	$84.13 to $84.44	$714,145	8.93%	0.65% to 0.75%	-28.64% to -28.56%
Gartmore NVIT International Equity Fund Class VI	669	$54.80 to $54.84	$36,687	2.21%	0.65% to 0.75%	-45.20% to -45.16%	(a)
NVIT Core Bond Fund Class I	1,889	$98.96 to $99.02	$187,031	2.12%	0.65% to 0.75%	-1.04% to -0.98%	(a)
NVIT Short Term Bond Fund Class II	270	$98.94 to $99.00	$26,727	1.58%	0.65% to 0.75%	-1.06% to -1.00%	(a)
Van Kampen NVIT Real Estate Fund Class I	234	$56.18 to $56.22	$13,169	3.57%	0.65% to 0.75%	-43.82% to -43.78%	(a)
American Funds NVIT Asset Allocation Fund Class II	2,079	$77.13	$160,345	3.69%	0.75%	-30.30%
American Funds NVIT Bond Fund Class II	2,962	$95.88	$284,015	5.63%	0.75%	-10.55%
American Funds NVIT Global Growth Fund Class II	6,303	$74.58	$470,075	2.92%	0.75%	-39.10%
American Funds NVIT Growth Fund Class II	9,249	$63.42	$586,558	2.57%	0.75%	-44.63%
American Funds NVIT Growth-Income Fund Class II	1,478	$60.51	$89,399	2.37%	0.75%	-38.53%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

NVIT Cardinal Aggressive Fund I	3,325	$63.84	$212,266	1.27%	0.75%	-36.16%	(a)
NVIT Cardinal Balanced Fund I	14	$79.62	$1,140	0.74%	0.75%	-20.38%	(a)
NVIT Cardinal Capital Appreciation Fund I	326	$72.27	$23,569	1.33%	0.75%	-27.73%	(a)
NVIT Cardinal Conservative Fund I	120	$90.97	$10,896	0.70%	0.75%	-9.03%	(a)
NVIT Cardinal Moderate Fund I	1,060	$75.89	$80,383	0.63%	0.75%	-24.11%	(a)
NVIT Cardinal Moderately Aggressive Fund I	337	$68.62	$23,111	1.89%	0.75%	-31.38%	(a)
NVIT Cardinal Moderately Conservative Fund I	62	$83.34	$5,187	1.46%	0.75%	-16.66%	(a)
NVIT Multi-Manager International Growth Fund Class III	40	$61.10 to $61.14	$2,462	0.36%	0.65% to 0.75%	-38.90% to -38.86%	(a)
NVIT Multi-Manager Large Cap Growth Fund Class I	4	$63.33 to $63.37	$229	0.18%	0.65% to 0.75%	-36.67% to -36.63%	(a)
NVIT Multi-Manager Large Cap Value Fund Class I	507	$63.25 to $63.29	$32,070	0.81%	0.65% to 0.75%	-36.75% to -36.71%	(a)
NVIT Multi-Manager Mid Cap Growth Fund Class I	4	$62.48 to $62.52	$220	0.00%	0.65% to 0.75%	-37.52% to -37.48%	(a)
NVIT Multi-Manager Mid Cap Value Fund Class II	18	$67.24 to $67.29	$1,190	1.70%	0.65% to 0.75%	-32.76% to -32.71%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	259,698	$216.20 to $2,212.64	$79,594,296	2.48%	0.60% to 0.75%	-43.08% to -43.00%
Fidelity VIP Growth Portfolio: Initial Class	380,893	$186.82 to $1,911.89	$98,116,407	0.82%	0.60% to 0.75%	-47.56% to -47.48%
Fidelity VIP High Income Portfolio: Initial Class	43,872	$130.21 to $1,373.62	$8,959,756	8.33%	0.60% to 0.75%	-25.55% to -25.43%
Fidelity VIP Overseas Portfolio: Initial Class	69,280	$147.69 to $1,509.77	$17,824,415	2.52%	0.60% to 0.75%	-44.23% to -44.14%
Fidelity VIP Overseas Portfolio: Initial Class R	154,536	$99.84 to $1,005.39	$18,340,348	2.72%	0.60% to 0.75%	-44.23% to -44.15%
Fidelity VIP Equity-Income Portfolio: Service Class	25,036	$97.91	$2,450,897	2.59%	0.75%	-43.13%
Fidelity VIP Growth Portfolio: Service Class	16,514	$93.85	$1,549,717	0.78%	0.75%	-47.63%
Fidelity VIP Overseas Portfolio: Service Class	634	$139.64	$88,602	2.25%	0.75%	-44.28%
Fidelity VIP Overseas Portfolio: Service Class R	15,108	$99.37	$1,500,769	2.85%	0.75%	-44.30%
Fidelity VIP High Income Portfolio: Initial Class R	33,979	$73.37 to $73.49	$2,495,409	9.07%	0.65% to 0.75%	-25.44% to -25.37%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	101,048	$183.07 to $1,873.52	$29,440,111	2.63%	0.60% to 0.75%	-29.25% to -29.15%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	138,130	$200.61 to $2,050.71	$35,209,804	4.47%	0.60% to 0.75%	-3.97% to -3.83%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Contrafund Portfolio: Initial Class	305,223	$199.47 to $2,032.93	$83,226,683	0.99%	0.60% to 0.75%	-42.94% to -42.86%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,024	$113.05	$1,133,223	3.99%	0.75%	-4.07%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	50,517	$156.60 to $1,579.35	$9,557,589	0.36%	0.60% to 0.75%	-39.96% to -39.87%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,420	$100.32 to $1,011.76	$1,220,851	0.68%	0.60% to 0.75%	-51.54% to -51.47%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	9,988	$101.82 to $102.19	$1,018,628	0.00%	0.65% to 0.75%	-54.75% to -54.70%
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	3,319	$93.95 to $94.29	$312,524	2.45%	0.65% to 0.75%	-25.64% to -25.56%
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	8,101	$89.66 to $89.99	$727,539	2.71%	0.65% to 0.75%	-33.21% to -33.15%
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	8,736	$85.89 to $86.20	$751,003	2.15%	0.65% to 0.75%	-38.54% to -38.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	58,973	$143.89 to $1470.93	$10,686,079	4.73%	0.60% to 0.75%	-14.08% to -13.95%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	129,860	$76.35 to $1,583.72	$15,078,612	0.53%	0.60% to 0.75%	-52.75% to -52.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,711	$89.07 to $898.31	$602,443	0.00%	0.60% to 0.75%	-39.93% to -39.84%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	6,626	$124.64 to $1,257.07	$1,051,885	0.00%	0.60% to 0.75%	-43.79% to -43.71%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,980	$106.37 to $1,072.82	$679,510	2.18%	0.60% to 0.75%	-39.90% to -39.81%
Neuberger Berman AMT International Portfolio — S Class	4,896	$78.02 to $78.31	$382,454	0.00%	0.65% to 0.75%	-46.84% to -46.78%
Neuberger Berman AMT Regency Portfolio — S Class	2,174	$70.11 to $70.37	$152,658	1.08%	0.65% to 0.75%	-46.35% to -46.30%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	10,846	$208.65 to $2,132.87	$4,376,847	8.56%	0.60% to 0.75%	2.83% to 2.99%
Van Eck Worldwide Hard Assets Fund: Initial Class	9,861	$253.19 to $2,588.17	$4,997,263	0.30%	0.60% to 0.75%	-46.53% to -46.45%
Van Eck Worldwide Emerging Markets Fund: Initial Class	46,592	$116.71 to $1,189.54	$9,570,941	0.00%	0.60% to 0.75%	-65.04% to -64.99%
Van Eck Worldwide Real Estate Portfolio: Initial Class	9,119	$122.03 to $1,240.00	$1,682,574	5.75%	0.60% to 0.75%	-55.45% to -55.39%
Van Eck Worldwide Bond Fund: Class R	28,883	$128.06 to $1,289.60	$4,954,047	7.27%	0.60% to 0.75%	2.93% to 3.08%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Hard Assets Fund: Class R	26,325	$179.74 to $1,809.99	$6,301,428	0.34%	0.60% to 0.75%	-46.50% to -46.42%
Van Eck Worldwide Emerging Markets Fund: Class R	53,636	$109.66 to $1,104.29	$7,283,105	0.00%	0.60% to 0.75%	-65.01% to -64.96%
Van Eck Worldwide Real Estate Portfolio: Class R	24,291	$89.83 to $904.64	$2,867,887	5.55%	0.60% to 0.75%	-55.44% to -55.37%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	172,061	$86.36 to $880.20	$19,374,622	0.00%	0.60% to 0.75%	-47.00% to -46.92%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	124,354	$46.62 to $472.33	$6,135,522	0.00%	0.60% to 0.75%	-44.77% to -44.69%
Wells Fargo VT Opportunity Fund — Investor Class	51,776	$82.54 to $836.24	$4,552,777	1.91%	0.60% to 0.75%	-40.55% to -40.46%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	23,951	$94.96 to $959.17	$2,404,848	2.17%	0.60% to 0.75%	-30.08% to -29.97%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	993	$83.89 to $846.06	$100,867	0.88%	0.60% to 0.75%	-38.06% to -37.97%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	31,726	$131.91 to $1,341.55	$4,393,379	0.87%	0.60% to 0.75%	-31.43% to -31.33%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	53,706	$103.97 to $1,048.58	$6,171,647	2.11%	0.60% to 0.75%	-37.61% to -37.52%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	1,782	$102.36 to $1,033.86	$462,358	0.88%	0.60% to 0.75%	-45.24% to -45.15%
American Century VP Ultra Fund: Class I	17,502	$74.70 to $754.51	$1,359,258	0.00%	0.60% to 0.75%	-41.92% to -41.83%
American Century VP Value Fund: Class I	44,924	$106.60 to $1,076.73	$5,284,098	2.49%	0.60% to 0.75%	-27.32% to -27.21%
American Century VP Income and Growth Fund: Class I	8,662	$105.97 to $1,092.46	$1,026,660	2.12%	0.60% to 0.75%	-35.08% to -34.98%
American Century VP International Fund: Class III	13,738	$101.18 to $101.65	$1,392,618	0.84%	0.65% to 0.75%	-45.24% to -45.18%
American Century VP Mid Cap Value Fund: Class I	5,470	$97.94 to $98.30	$536,858	0.07%	0.65% to 0.75%	-24.91% to -24.84%
American Century VP Vista Fund: Class I	4,165	$87.30 to $87.62	$364,258	0.00%	0.65% to 0.75%	-49.01% to -48.96%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	16,799	$116.37 to $1,173.74	$2,345,551	4.77%	0.60% to 0.75%	-2.33% to -2.18%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	19,072	$111.25 to $1,123.66	$2,416,800	0.01%	0.60% to 0.75%	-44.73% to -44.64%
Janus Aspen Series — International Growth Portfolio: Service Shares	4,620	$140.34 to $1,417.47	$1,627,041	2.83%	0.60% to 0.75%	-52.59% to -52.51%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,026	$82.18 to $830.05	$98,533	0.08%	0.60% to 0.75%	-44.39% to -44.31%
Janus Aspen Series — Balanced Portfolio: Service Shares	9,537	$125.99 to $1,270.61	$1,400,772	2.83%	0.60% to 0.75%	-16.69% to -16.56%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,151	$115.14 to $1,161.19	$154,480	0.70%	0.60% to 0.75%	-36.72% to -36.62%
Janus Aspen Series — International Growth Portfolio: Service II Shares	32,523	$131.59 to $132.21	$4,290,799	2.99%	0.65% to 0.75%	-52.57% to -52.52%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,559	$83.90 to $84.29	$383,203	0.09%	0.65% to 0.75%	-44.32% to -44.26%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	39,286	$75.49 to $762.45	$3,146,181	0.15%	0.60% to 0.75%	-45.93% to -45.84%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	7,895	$108.42 to $1,095.14	$1,622,746	1.59%	0.60% to 0.75%	-40.64% to -40.55%
Oppenheimer Main Street Fund/VA: Non-Service Shares	22,083	$84.79 to $856.46	$2,101,015	1.61%	0.60% to 0.75%	-38.93% to -38.84%
Oppenheimer High Income Fund/VA: Non-Service Shares	3,768	$27.85 to $280.92	$130,648	8.28%	0.60% to 0.75%	-78.83% to -78.80%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,063	$123.24 to $1,242.95	$1,379,569	0.51%	0.60% to 0.75%	-38.29% to -38.20%
Oppenheimer Global Securities Fund/VA: Class 3	67,077	$96.35 to $96.80	$6,469,687	1.53%	0.65% to 0.75%	-40.64% to -40.58%
Oppenheimer High Income Fund/VA: Class 3	8,100	$20.14 to $20.17	$163,198	6.96%	0.65% to 0.75%	-79.05% to -79.03%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,197	$81.55 to $822.44	$1,415,463	0.90%	0.60% to 0.75%	-52.13% to -52.06%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,258	$94.38 to $951.90	$226,808	0.00%	0.60% to 0.75%	-42.92% to -42.84%
AIM V.I. Capital Development Fund: Series I Shares	8,221	$107.99 to $1,089.11	$944,198	0.00%	0.60% to 0.75%	-47.42% to -47.34%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	19,621	$107.80 to $1,051.06	$2,290,947	5.19%	0.60% to 0.75%	-7.98% to -7.84%
Federated American Leaders Fund II: Primary Shares	547	$97.25 to $980.85	$53,326	1.93%	0.60% to 0.75%	-34.29% to -34.19%
Federated Capital Appreciation Fund II: Primary Shares	559	$114.03 to $1,150.08	$63,754	0.36%	0.60% to 0.75%	-29.90% to -29.79%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	33,596	$133.42 to $1,345.61	$5,159,296	1.44%	0.60% to 0.75%	-33.37% to -33.27%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	49,884	$113.89 to $1,148.67	$6,575,907	2.05%	0.60% to 0.75%	-27.49% to -27.38%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	3,391	$140.65 to $1,418.46	$1,116,918	2.62%	0.60% to 0.75%	-40.68% to -40.59%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,515	$97.25 to $97.61	$1,316,120	2.88%	0.65% to 0.75%	-53.03% to -52.98%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	12,536	$127.92 to $128.39	$1,605,824	3.93%	0.65% to 0.75%	5.41% to 5.52%
Franklin Founding Funds Allocation Fund — Class 2	5	$66.23	$351	2.64%	0.75%	-33.77%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	17,672	$102.06 to $1,029.34	$2,049,646	2.11%	0.60% to 0.75%	-41.05% to -40.96%
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A	14,011	$126.44 to $1,275.17	$2,157,791	0.75%	0.60% to 0.75%	-36.06% to -35.96%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,507	$95.90 to $967.15	$507,212	0.59%	0.60% to 0.75%	-37.35% to -37.25%
MFS Value Series: Initial Class	16,210	$128.01 to $1,291.03	$2,558,791	1.31%	0.60% to 0.75%	-33.09% to -32.99%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,001	$92.96 to $937.52	$198,497	2.18%	0.60% to 0.75%	-39.16% to -39.06%
Putnam VT International Equity Fund: Class IB	524	$124.05 to $1,251.09	$170,221	2.08%	0.60% to 0.75%	-44.37% to -44.29%
Putnam VT Voyager Fund: Class IB	3,194	$88.35 to $891.06	$307,684	0.00%	0.60% to 0.75%	-37.50% to -37.41%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,814	$116.30	$1,490,261	3.62%	0.95%	-31.57%
Vanguard Total Bond Market Index Portfolio	9,239	$124.10	$1,146,560	4.16%	0.95%	4.23%
Vanguard High Yield Bond Portfolio	6,995	$104.43	$730,479	7.84%	0.95%	-22.69%
Vanguard Mid Cap Index Portfolio	17,877	$118.23	$2,113,587	1.59%	0.95%	-42.37%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,326	$104.78 to $1,056.77	$1,308,628	4.68%	0.60% to 0.75%	-10.88% to -10.74%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,163	$135.64 to $1,368.00	$365,135	7.77%	0.60% to 0.75%	-15.61% to -15.49%
Van Kampen U.S. Real Estate Portfolio: Class I	17,854	$140.54 to $1,417.37	$2,819,856	3.47%	0.60% to 0.75%	-38.36% to -38.27%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	13,346	$77.64 to $77.93	$1,037,913	0.09%	0.65% to 0.75%	-43.08% to -43.02%
T Rowe Price Equity Income Portfolio — Class II	18,840	$80.62 to $80.92	$1,520,540	2.18%	0.65% to 0.75%	-36.74% to -36.68%
T Rowe Price Limited Term Bond Portfolio — Class II	10,415	$109.25 to $109.66	$1,140,127	3.63%	0.65% to 0.75%	0.55% to 0.65%

Total Policyholders’ Equity			1,091,458,998

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	149,511	$346.30 to $9,827.16	$153,166,807	1.06%	0.00% to 0.75%	7.37% to 8.18%
Nationwide NVIT Money Market Fund — Class IV	279,843	$166.47 to $3,224.87	$59,782,181	4.82%	0.00% to 0.75%	4.14% to 4.94%
Nationwide NVIT Government Bond Fund — Class IV	71,643	$239.85 to $5,350.61	$25,907,305	4.46%	0.00% to 0.75%	6.46% to 7.26%
JP Morgan NVIT Balanced Fund — Class IV	54,224	$307.54 to $4,750.87	$39,307,336	2.20%	0.35% to 0.75%	3.86% to 4.28%
Nationwide NVIT Mid Cap Growth Fund — Class IV	90,685	$519.78 to $7,835.48	$72,826,749	0.00%	0.60% to 0.75%	8.22% to 8.38%
Nationwide NVIT International Value Fund Class IV	72,492	$385.05 to $3,944.99	$44,468,736	2.11%	0.60% to 0.75%	2.12% to 2.28%
Nationwide NVIT Growth Fund — Class IV	170,866	$120.71 to $1,224.77	$27,660,164	0.18%	0.60% to 0.75%	18.66% to 18.84%
Van Kampen NVIT Comstock Value Fund — Class IV	141,480	$147.52 to $1,496.75	$28,436,288	1.73%	0.60% to 0.75%	-2.92% to -2.77%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	142,233	$163.98 to $1,663.76	$29,899,031	0.11%	0.60% to 0.75%	1.39% to 1.54%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	142,316	$161.94 to $1,643.02	$29,870,553	1.18%	0.60% to 0.75%	-7.62% to -7.48%
Nationwide NVIT S&P 500 Index Fund — Class IV	410,597	$366.38 to $3,743.89	$196,671,685	1.60%	0.60% to 0.75%	4.32% to 4.48%
Nationwide NVIT Government Bond Fund — Class I	5,229	$117.66	$615,277	4.49%	0.75%	6.35%
Nationwide NVIT Investor Destinations Aggressive Fund — Class II	30,001	$186.96 to $1,898.33	$5,696,603	1.96%	0.60% to 0.75%	5.16% to 5.32%
Nationwide NVIT Investor Destinations Conservative Fund — Class II	3,953	$125.10 to $1,248.09	$517,209	3.85%	0.60% to 0.75%	4.59% to 4.75%
Nationwide NVIT Investor Destinations Moderate Fund — Class II	103,981	$153.58 to $1,544.74	$16,636,748	2.72%	0.60% to 0.75%	4.87% to 5.02%
Nationwide NVIT Investor Destinations Moderately Aggressive Fund — Class II	155,909	$172.95 to $1,750.56	$27,852,303	2.29%	0.60% to 0.75%	5.35% to 5.51%
Nationwide NVIT Investor Destinations Moderately Conservative Fund — Class II	14,050	$139.00 to $1,391.10	$2,137,412	3.26%	0.60% to 0.75%	5.06% to 5.22%
Gartmore NVIT Emerging Markets Fund — Class I	2,485	$496.17 to $4,996.54	$2,614,716	0.70%	0.60% to 0.75%	44.49% to 44.70%
Nationwide NVIT Mid Cap Index Fund — Class I	20,047	$195.42 to $1,967.89	$4,364,270	1.35%	0.60% to 0.75%	6.75% to 6.91%
Federated NVIT High Income Bond Fund — Class I	3,159	$138.05 to $1,390.16	$630,844	7.16%	0.60% to 0.75%	2.36% to 2.51%
Nationwide NVIT Global Financial Services Fund — Class I	1,185	$208.01 to $2,094.70	$292,425	2.66%	0.60% to 0.75%	-1.80% to -1.65%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide NVIT Global Health Sciences Fund — Class I	2,103	$165.12 to $1,662.75	$559,904	0.06%	0.60% to 0.75%	12.31% to 12.48%
Nationwide NVIT Global Technology and Communications Fund — Class I	1,072	$186.59 to $1,878.98	$442,262	0.00%	0.60% to 0.75%	19.19% to 19.37%
Gartmore NVIT Global Utilities Fund — Class I	1,139	$265.80 to $2,676.63	$876,435	2.65%	0.60% to 0.75%	19.53% to 19.71%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class I	11,510	$169.33 to $1,705.23	$2,114,898	0.00%	0.60% to 0.75%	8.93% to 9.09%
Nationwide NVIT U.S. Growth Leaders Fund — Class I	10,241	$198.96 to $2,003.60	$2,207,661	0.00%	0.60% to 0.75%	21.57% to 21.75%
Van Kampen NVIT Multi Sector Bond Fund — Class I	12,772	$122.58 to $1,234.39	$1,891,433	4.01%	0.60% to 0.75%	3.84% to 4.00%
Nationwide NVIT International Value Fund — Class III	148,290	$160.03 to $1,609.12	$29,225,522	2.07%	0.60% to 0.75%	2.16% to 2.31%
Gartmore NVIT Emerging Markets Fund — Class III	22,669	$304.73 to $305.85	$6,918,910	0.70%	0.65% to 0.75%	44.46% to 44.60%
Nationwide NVIT Global Financial Services Fund — Class III	2,656	$151.88 to $152.44	$404,427	3.30%	0.65% to 0.75%	-1.86% to -1.77%
Nationwide NVIT Global Health Sciences Fund — Class III	4,539	$121.98 to $122.43	$554,249	0.08%	0.65% to 0.75%	12.38% to 12.49%
Nationwide NVIT Global Technology and Communications Fund — Class III	4,082	$141.56 to $142.08	$578,394	0.00%	0.65% to 0.75%	19.28% to 19.40%
Gartmore NVIT Global Utilities Fund — Class III	10,028	$218.48 to $219.28	$2,195,734	2.46%	0.65% to 0.75%	19.49% to 19.61%
Federated NVIT High Income Bond Fund — Class III	9,487	$117.89 to $118.21	$1,119,687	7.54%	0.65% to 0.75%	2.39% to 2.50%
American Funds NVIT Asset Allocation Fund — Class II	1,044	$110.66	$115,502	2.96%	0.75%	5.34%
American Funds NVIT Bond Fund — Class II	2,900	$107.18	$310,864	10.19%	0.75%	2.21%
American Funds NVIT Global Growth Fund — Class II	3,650	$122.45	$446,988	3.19%	0.75%	13.51%
American Funds NVIT Growth Fund — Class II	2,536	$114.53	$290,487	0.70%	0.75%	11.06%
American Funds NVIT Growth — Income Fund — Class II	738	$98.43	$72,608	1.83%	0.75%	-1.57%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	289,559	$379.86 to $3,881.67	$153,737,798	1.78%	0.60% to 0.75%	0.77% to 0.92%
Fidelity VIP Growth Portfolio: Initial Class	417,459	$356.27 to $3,640.57	$203,857,644	0.82%	0.60% to 0.75%	26.01% to 26.20%
Fidelity VIP High Income Portfolio: Initial Class	54,865	$174.89 to $1,842.15	$14,349,789	7.52%	0.60% to 0.75%	2.01% to 2.17%
Fidelity VIP Overseas Portfolio: Initial Class	88,555	$264.80 to $2,702.85	$37,847,405	3.27%	0.60% to 0.75%	16.43% to 16.61%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Overseas Portfolio: Initial Class R	150,134	$179.03 to $1,800.20	$32,578,014	3.27%	0.60% to 0.75%	16.47% to 16.65%
Fidelity VIP Equity-Income Portfolio: Service Class	22,053	$172.17	$3,796,843	1.82%	0.75%	0.66%
Fidelity VIP Growth Portfolio: Service Class	14,322	$179.19	$2,566,418	0.58%	0.75%	25.92%
Fidelity VIP Overseas Portfolio: Service Class	948	$250.64	$237,571	3.11%	0.75%	16.33%
Fidelity VIP Overseas Portfolio: Service Class R	12,637	$178.40	$2,254,519	3.20%	0.75%	16.34%
VIP High Income Portfolio — Initial Class R	34,486	$98.41 to $98.48	$3,395,178	10.69%	0.65% to 0.75%	-1.59% to -1.52%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	115,363	$258.76 to $2,644.16	$45,597,418	6.09%	0.60% to 0.75%	14.64% to 14.81%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	181,072	$208.91 to $2,132.34	$46,640,056	4.31%	0.60% to 0.75%	3.56% to 3.72%
Fidelity VIP II Contrafund Portfolio: Initial Class	329,483	$349.60 to $3,557.68	$156,880,654	0.94%	0.60% to 0.75%	16.71% to 16.88%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,782	$117.84	$1,270,541	4.04%	0.75%	3.43%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	52,370	$260.83 to $2,626.58	$16,478,100	0.71%	0.60% to 0.75%	14.62% to 14.79%
Fidelity VIP III Value Strategies Portfolio: Service Class	11,327	$207.02 to $2,084.71	$2,741,821	0.81%	0.60% to 0.75%	4.81% to 4.96%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	8,579	$224.99 to $225.59	$1,933,441	0.12%	0.65% to 0.75%	44.55% to 44.69%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	4,370	$126.34 to $126.67	$553,045	3.35%	0.65% to 0.75%	7.83% to 7.94%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	6,538	$134.25 to $134.60	$878,659	2.43%	0.65% to 0.75%	9.34% to 9.45%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	8,209	$139.75 to $140.12	$1,147,827	2.68%	0.65% to 0.75%	10.37% to 10.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	68,845	$167.47 to $1,709.33	$14,668,779	2.74%	0.60% to 0.75%	3.98% to 4.14%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	138,527	$161.58 to $3,346.72	$34,328,717	0.64%	0.60% to 0.75%	8.51% to 8.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	6,024	$148.27 to $1,493.10	$1,034,107	0.00%	0.60% to 0.75%	-0.24% to -0.09%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	5,229	$221.76 to $2,233.14	$1,539,406	0.00%	0.60% to 0.75%	21.61% to 21.79%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,851	$176.98 to $1,782.24	$1,100,244	0.09%	0.60% to 0.75%	6.80% to 6.97%
Neuberger Berman AMT International Portfolio — S Class	7,201	$146.76 to $147.15	$1,057,420	2.69%	0.65% to 0.75%	2.44% to 2.54%
Neuberger Berman AMT Regency Portfolio — S Class	1,683	$130.68 to $131.03	$220,309	0.43%	0.65% to 0.75%	2.28% to 2.38%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	13,677	$202.90 to $2,070.99	$4,795,909	6.13%	0.60% to 0.75%	8.89% to 9.05%
Van Eck Worldwide Hard Assets Fund: Initial Class	11,498	$473.49 to $4,832.97	$9,777,657	0.13%	0.60% to 0.75%	44.27% to 44.48%
Van Eck Worldwide Emerging Markets Fund: Initial Class	56,497	$333.88 to $3,397.77	$31,998,127	0.43%	0.60% to 0.75%	36.58% to 36.79%
Van Eck Worldwide Real Estate Portfolio: Initial Class	11,517	$273.94 to $2,779.38	$4,616,515	1.07%	0.60% to 0.75%	0.13% to 0.28%
Van Eck Worldwide Bond Fund: Class R	26,479	$124.42 to $1,251.06	$4,015,337	5.76%	0.60% to 0.75%	8.99% to 9.16%
Van Eck Worldwide Hard Assets Fund: Class R	24,100	$335.96 to $3,378.10	$11,151,910	0.11%	0.60% to 0.75%	44.24% to 44.45%
Van Eck Worldwide Emerging Markets Fund: Class R	49,551	$313.44 to $3,151.67	$19,841,880	0.40%	0.60% to 0.75%	36.53% to 36.74%
Van Eck Worldwide Real Estate Portfolio: Class R	24,320	$201.61 to $2,027.19	$6,617,437	0.95%	0.60% to 0.75%	0.19% to 0.35%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	183,894	$162.95 to $1,658.29	$39,481,884	0.00%	0.60% to 0.75%	16.36% to 16.54%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	133,855	$84.42 to $853.97	$11,868,973	0.00%	0.60% to 0.75%	21.41% to 21.59%
Wells Fargo VT Opportunity Fund — Investor Class	58,374	$138.83 to $1,404.42	$8,644,715	0.60%	0.60% to 0.75%	5.83% to 5.99%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	31,661	$135.81 to $1,369.71	$4,641,082	1.54%	0.60% to 0.75%	6.33% to 6.49%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	879	$135.44 to $1,363.87	$147,110	0.81%	0.60% to 0.75%	-11.73% to -11.59%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	33,536	$192.37 to $1,953.53	$6,785,668	0.37%	0.60% to 0.75%	-1.40% to -1.25%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	61,314	$166.65 to $1,678.21	$11,148,730	1.73%	0.60% to 0.75%	4.46% to 4.62%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	2,778	$186.91 to $1,885.02	$1,188,729	0.64%	0.60% to 0.75%	17.17% to 17.35%
American Century VP Ultra Fund: Class I	17,069	$128.61 to $1,297.10	$2,338,237	0.00%	0.60% to 0.75%	20.11% to 20.29%
American Century VP Value Fund: Class I	50,637	$146.68 to $1,479.32	$8,195,665	1.62%	0.60% to 0.75%	-5.85% to -5.71%
American Century VP Income and Growth Fund: Class I	10,248	$163.22 to $1,680.14	$1,839,959	1.74%	0.60% to 0.75%	-0.82% to -0.67%
American Century VP International Fund: Class III	13,575	$184.76 to $185.44	$2,512,359	0.63%	0.65% to 0.75%	17.17% to 17.29%
American Century VP Mid Cap Value Fund: Class I	3,449	$130.43 to $130.78	$450,566	0.72%	0.65% to 0.75%	-3.04% to -2.94%
American Century VP Vista Fund: Class I	3,062	$171.21 to $171.66	$525,010	0.00%	0.65% to 0.75%	38.72% to 38.86%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	13,169	$119.15 to $1,199.89	$1,854,054	4.49%	0.60% to 0.75%	8.67% to 8.83%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	17,297	$201.27 to $2,029.84	$4,181,145	0.20%	0.60% to 0.75%	35.61% to 35.81%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,892	$295.98 to $2,985.08	$3,941,557	0.43%	0.60% to 0.75%	27.06% to 27.25%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,416	$147.78 to $1,490.41	$235,882	0.34%	0.60% to 0.75%	20.78% to 20.97%
Janus Aspen Series — Balanced Portfolio: Service Shares	5,511	$151.22 to $1,522.83	$1,032,293	2.32%	0.60% to 0.75%	9.46% to 9.62%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,135	$181.94 to $1,832.20	$243,433	0.48%	0.60% to 0.75%	5.34% to 5.49%
Janus Aspen Series — International Growth Portfolio: Service II Shares	24,230	$277.43 to $278.44	$6,734,353	0.44%	0.65% to 0.75%	27.11% to 27.24%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,592	$150.67 to $151.22	$693,195	0.59%	0.65% to 0.75%	20.84% to 20.96%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,017	$139.60 to $1,407.89	$6,162,511	0.22%	0.60% to 0.75%	13.29% to 13.46%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,126	$182.64 to $1,842.01	$3,048,495	1.29%	0.60% to 0.75%	5.52% to 5.68%
Oppenheimer Main Street Fund/VA: Non-Service Shares	24,468	$138.85 to $1,400.32	$3,829,040	0.95%	0.60% to 0.75%	3.64% to 3.80%
Oppenheimer High Income Fund/VA: Non-Service Shares	4,957	$131.58 to $1,325.08	$757,773	7.95%	0.60% to 0.75%	-0.85% to -0.70%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,379	$199.73 to $2,011.29	$2,555,347	0.32%	0.60% to 0.75%	-1.95% to -1.80%
Oppenheimer Global Securities Fund/VA: Class 3	68,253	$162.32 to $162.91	$11,090,536	1.24%	0.65% to 0.75%	5.54% to 5.64%
Oppenheimer High Income Fund/VA: Class 3	2,821	$96.13 to $96.19	$271,194	0.00%	0.65% to 0.75%	-3.87% to -3.81%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,703	$170.35 to $1,715.45	$3,049,274	0.60%	0.60% to 0.75%	0.78% to 0.93%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,256	$165.36 to $1,665.25	$390,640	0.00%	0.60% to 0.75%	11.17% to 11.34%
AIM V.I. Capital Development Fund: Series I Shares	3,391	$205.39 to $2,068.32	$864,111	0.00%	0.60% to 0.75%	10.01% to 10.18%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	24,177	$117.15 to $1,140.51	$2,967,644	4.41%	0.60% to 0.75%	4.59% to 4.75%
Federated American Leaders Fund II: Primary Shares	612	$148.00 to $1,490.41	$90,737	1.32%	0.60% to 0.75%	-10.34% to -10.21%
Federated Capital Appreciation Fund II: Primary Shares	770	$162.66 to $1,638.05	$125,461	0.84%	0.60% to 0.75%	9.05% to 9.22%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	35,735	$200.25 to $2,016.55	$8,178,342	0.86%	0.60% to 0.75%	-2.87% to -2.72%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	55,089	$157.07 to $1,581.75	$9,896,092	2.41%	0.60% to 0.75%	-3.15% to -3.00%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	4,015	$237.10 to $2,387.69	$2,157,443	2.10%	0.60% to 0.75%	14.92% to 15.09%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,184	$207.02 to $207.58	$2,732,875	2.14%	0.65% to 0.75%	27.73% to 27.86%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	7,296	$121.35 to $121.68	$886,275	2.83%	0.65% to 0.75%	10.20% to 10.31%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	20,678	$173.13 to $1,743.46	$4,016,345	1.43%	0.60% to 0.75%	4.33% to 4.49%
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	13,917	$197.74 to $1,991.27	$3,263,027	0.94%	0.60% to 0.75%	0.94% to 1.09%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,862	$153.05 to $1,541.29	$862,693	0.32%	0.60% to 0.75%	10.52% to 10.69%
MFS Value Series: Initial Class	18,297	$191.31 to $1,926.52	$4,318,143	0.94%	0.60% to 0.75%	7.10% to 7.26%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,406	$152.78 to $1,538.53	$404,763	1.47%	0.60% to 0.75%	-6.74% to -6.60%
Putnam VT International Equity Fund: Class IB	560	$222.99 to $2,245.59	$289,937	2.71%	0.60% to 0.75%	7.55% to 7.72%
Putnam VT Voyager Fund: Class IB	3,387	$141.37 to $1,423.61	$494,816	0.00%	0.60% to 0.75%	4.73% to 4.89%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,966	$169.95	$2,203,522	2.32%	0.95%	3.54%
Vanguard Total Bond Market Index Portfolio	10,397	$119.06	$1,237,874	3.74%	0.95%	5.97%
Vanguard High Yield Bond Portfolio	6,190	$135.08	$836,154	6.36%	0.95%	0.98%
Vanguard Mid Cap Index Portfolio	15,734	$205.14	$3,227,558	1.17%	0.95%	5.13%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,965	$117.57 to $1,183.94	$1,564,281	3.46%	0.60% to 0.75%	4.66% to 4.82%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,307	$160.74 to $1,618.66	$467,623	6.93%	0.60% to 0.75%	5.73% to 5.89%
Van Kampen U.S. Real Estate Portfolio: Class I	23,396	$228.00 to $2,295.96	$5,815,477	1.10%	0.60% to 0.75%	-17.69% to -17.57%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	16,056	$136.40 to $136.76	$2,193,719	0.10%	0.65% to 0.75%	11.64% to 11.76%
T Rowe Price Equity Income Portfolio — Class II	19,103	$127.45 to $127.79	$2,436,788	1.52%	0.65% to 0.75%	2.26% to 2.36%
T Rowe Price Limited Term Bond Portfolio — Class II	3,708	$108.66 to $108.95	$403,165	4.02%	0.65% to 0.75%	4.43% to 4.54%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	163,814	$322.53 to $9,083.77	$152,729,328	1.08%	0.00% to 0.75%	12.78% to 13.63%
Gartmore GVIT Money Market Fund — Class IV	277,898	$159.84 to $3,073.20	$57,699,776	4.56%	0.00% to 0.75%	3.89% to 4.67%
Gartmore GVIT Government Bond Fund — Class IV	76,487	$225.30 to $4,988.27	$25,407,189	4.11%	0.00% to 0.75%	2.57% to 3.34%
JP Morgan GVIT Balanced Fund Class IV	57,587	$296.10 to $4,555.80	$39,020,861	2.36%	0.35% to 0.75%	11.46% to 11.91%
Gartmore GVIT Mid Cap Growth Fund — Class IV	97,321	$480.32 to $7,229.62	$71,620,470	0.00%	0.60% to 0.75%	9.11% to 9.28%
Gartmore GVIT International Value Fund Class IV	85,335	$377.04 to $3,857.14	$50,355,415	2.08%	0.60% to 0.75%	21.82% to 22.01%
Gartmore GVIT Growth Fund Class IV	190,353	$101.73 to $1,030.63	$25,958,306	0.05%	0.60% to 0.75%	5.38% to 5.54%
Van Kampen GVIT Comstock Value Fund — Class IV	151,538	$151.96 to $1,539.45	$31,759,847	1.74%	0.60% to 0.75%	15.07% to 15.25%
Gartmore GVIT Small Company Fund — Class IV	150,845	$161.74 to $1,638.55	$31,093,042	0.11%	0.60% to 0.75%	11.21% to 11.37%
Gartmore GVIT Small Cap Value Fund — Class IV	157,866	$175.30 to $1,775.93	$36,341,552	0.45%	0.60% to 0.75%	16.53% to 16.70%
Gartmore GVIT S&P 500 Index Fund — Class IV	448,660	$351.21 to $3,583.44	$205,037,176	1.65%	0.60% to 0.75%	14.46% to 14.63%
Gartmore GVIT Government Bond Fund — Class I	4,897	$110.64	$541,768	4.29%	0.75%	2.57%
Gartmore GVIT Investor Destinations Aggressive Fund — Class II	23,860	$177.78 to $1,802.42	$4,314,572	2.14%	0.60% to 0.75%	16.00% to 16.17%
Gartmore GVIT Investor Destinations Conservative Fund — Class II	3,363	$119.61 to $1,191.53	$445,352	3.10%	0.60% to 0.75%	5.37% to 5.53%
Gartmore GVIT Investor Destinations Moderate Fund — Class II	82,512	$146.46 to $1,470.85	$12,662,728	2.45%	0.60% to 0.75%	10.52% to 10.69%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund — Class II	119,754	$164.16 to $1,659.11	$20,141,018	2.34%	0.60% to 0.75%	13.69% to 13.86%
Gartmore GVIT Investor Destinations Moderately Conservative Fund — Class II	10,321	$132.30 to $1,322.06	$1,474,196	2.83%	0.60% to 0.75%	7.61% to 7.78%
Gartmore GVIT Emerging Markets Fund — Class I	2,474	$343.40 to $3,452.94	$1,582,475	0.68%	0.60% to 0.75%	35.70% to 35.90%
Gartmore GVIT Mid Cap Index Fund — Class I	19,628	$183.06 to $1,840.65	$3,947,292	1.15%	0.60% to 0.75%	9.07% to 9.23%
Federated GVIT High Income Bond Fund — Class I	5,094	$134.86 to $1,356.06	$860,718	7.16%	0.60% to 0.75%	9.78% to 9.94%
Gartmore GVIT Global Financial Services Fund — Class I	1,502	$211.81 to $2,129.80	$457,003	1.85%	0.60% to 0.75%	19.42% to 19.60%
Gartmore GVIT Global Health Sciences Fund — Class I	2,526	$147.02 to $1,478.26	$1,013,140	0.00%	0.60% to 0.75%	1.94% to 2.09%
Gartmore GVIT Global Technology and Communications Fund — Class I	870	$156.54 to $1,574.07	$200,855	0.00%	0.60% to 0.75%	10.34% to 10.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund — Class I	985	$222.37 to $2,235.92	$526,305	2.73%	0.60% to 0.75%	36.54% to 36.74%
Gartmore GVIT Small Cap Growth Fund — Class I	7,850	$155.46 to $1,563.14	$1,266,420	0.00%	0.60% to 0.75%	2.44% to 2.59%
Gartmore GVIT U.S. Growth Leaders Fund — Class I	10,539	$163.67 to $1,645.68	$1,864,404	0.29%	0.60% to 0.75%	-1.03% to -0.88%
Van Kampen GVIT Multi Sector Bond Fund — Class I	12,056	$118.05 to $1,186.96	$1,719,332	4.29%	0.60% to 0.75%	4.06% to 4.21%
Gartmore GVIT International Value Fund — Class III	169,162	$156.65 to $1,572.75	$31,620,607	2.02%	0.60% to 0.75%	21.83% to 22.01%
Gartmore GVIT Emerging Markets Fund — Class III	18,901	$210.95 to $211.51	$3,992,157	0.70%	0.65% to 0.75%	35.63% to 35.76%
Gartmore GVIT Global Financial Services Fund — Class III	2,443	$154.77 to $155.18	$378,832	1.82%	0.65% to 0.75%	19.44% to 19.56%
Gartmore GVIT Global Health Sciences Fund — Class III	5,642	$108.55 to $108.84	$612,790	0.00%	0.65% to 0.75%	1.94% to 2.04%
Gartmore GVIT Global Technology and Communications Fund — Class III	5,206	$118.68 to $119.00	$618,360	0.00%	0.65% to 0.75%	10.25% to 10.36%
Gartmore GVIT Global Utilities Fund — Class III	11,033	$182.85 to $183.33	$2,020,297	2.88%	0.65% to 0.75%	36.57% to 36.70%
Federated GVIT High Income Bond Fund — Class III	7,786	$115.14 to $115.33	$897,186	8.08%	0.65% to 0.75%	9.77% to 9.88%
American Funds GVIT Asset Allocation Fund — Class II	288	$105.05	$30,253	1.92%	0.75%	5.05%	(a)
American Funds GVIT Bond Fund — Class II	147	$104.87	$15,416	0.01%	0.75%	4.87%	(a)
American Funds GVIT Global Growth Fund — Class II	432	$107.88	$46,592	0.16%	0.75%	7.88%	(a)
American Funds GVIT Growth Fund — Class II	977	$103.13	$100,792	0.93%	0.75%	3.13%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	310,744	$376.97 to $3,846.29	$161,898,388	3.31%	0.60% to 0.75%	19.30% to 19.48%
Fidelity VIP Growth Portfolio: Initial Class	461,606	$282.73 to $2,884.74	$178,505,394	0.39%	0.60% to 0.75%	6.05% to 6.21%
Fidelity VIP High Income Portfolio: Initial Class	80,318	$171.43 to $1,803.06	$18,791,029	7.64%	0.60% to 0.75%	10.41% to 10.57%
Fidelity VIP Overseas Portfolio: Initial Class	106,054	$227.43 to $2,317.92	$37,412,374	0.89%	0.60% to 0.75%	17.20% to 17.38%
Fidelity VIP Overseas Portfolio: Initial Class R	145,516	$153.71 to $1,543.24	$27,032,323	0.81%	0.60% to 0.75%	17.14% to 17.31%
Fidelity VIP Equity-Income Portfolio: Service Class	18,502	$171.05	$3,164,664	3.04%	0.75%	19.18%
Fidelity VIP Growth Portfolio: Service Class	13,173	$142.31	$1,874,679	0.21%	0.75%	5.94%
Fidelity VIP Overseas Portfolio: Service Class	1,049	$215.46	$226,088	0.81%	0.75%	17.07%
Fidelity VIP Overseas Portfolio: Service Class R	10,294	$153.34	$1,578,430	0.61%	0.75%	17.07%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	126,173	$225.72 to $2,303.09	$42,928,990	2.72%	0.60% to 0.75%	6.52% to 6.68%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	209,573	$201.72 to $2,055.87	$50,833,390	3.88%	0.60% to 0.75%	3.57% to 3.73%
Fidelity VIP II Contrafund Portfolio: Initial Class	354,948	$299.55 to $3,043.75	$142,858,160	1.28%	0.60% to 0.75%	10.88% to 11.05%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,341	$113.94	$1,178,224	3.44%	0.75%	3.52%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	53,198	$227.56 to $2,288.11	$14,488,640	0.25%	0.60% to 0.75%	11.75% to 11.92%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,422	$197.52 to $1,986.11	$2,392,941	0.49%	0.60% to 0.75%	15.33% to 15.50%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	6,071	$155.65 to $155.91	$945,548	0.72%	0.65% to 0.75%	15.75% to 15.86%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	1,284	$117.16 to $117.36	$150,734	1.73%	0.65% to 0.75%	8.96% to 9.07%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	3,434	$122.78 to $122.98	$421,728	1.54%	0.65% to 0.75%	10.98% to 11.09%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	2,127	$126.61 to $126.82	$269,394	2.41%	0.65% to 0.75%	12.31% to 12.42%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio — I Class	72,788	$161.05 to $1,641.35	$14,923,733	3.13%	0.60% to 0.75%	3.43% to 3.58%
Neuberger Berman AMT Partners Portfolio Class I	158,015	$148.90 to $3,079.47	$34,027,708	0.71%	0.60% to 0.75%	11.40% to 11.57%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,940	$148.63 to $1,494.44	$1,028,864	0.00%	0.60% to 0.75%	4.47% to 4.62%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	3,483	$182.35 to $1,833.58	$775,995	0.00%	0.60% to 0.75%	13.84% to 14.01%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,451	$165.70 to $1,666.17	$948,821	0.17%	0.60% to 0.75%	12.86% to 13.02%
Neuberger Berman AMT International Portfolio — S Class	3,252	$143.27 to $143.50	$466,192	0.25%	0.65% to 0.75%	22.53% to 22.66%
Neuberger Berman AMT Regency Portfolio — S Class	1,061	$127.77 to $127.98	$135,667	0.50%	0.65% to 0.75%	10.11% to 10.22%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund — Initial Class	15,761	$186.34 to $1,899.10	$4,697,166	8.83%	0.60% to 0.75%	5.69% to 5.85%
Van Eck Worldwide Hard Assets Fund — Initial Class	13,836	$328.21 to $3,345.02	$8,254,908	0.06%	0.60% to 0.75%	23.56% to 23.75%
Van Eck Worldwide Emerging Markets Fund — Initial Class	65,596	$244.46 to $2,483.98	$27,532,833	0.60%	0.60% to 0.75%	38.45% to 38.66%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Real Estate Fund — Initial Class	13,258	$273.58 to $2,771.53	$5,209,377	1.55%	0.60% to 0.75%	29.94% to 30.14%
Van Eck Worldwide Bond Fund — Class R1	23,711	$114.15 to $1,146.09	$3,333,139	7.46%	0.60% to 0.75%	5.60% to 5.76%
Van Eck Worldwide Hard Assets Fund — Class R1	23,664	$232.92 to $2,338.52	$7,147,905	0.06%	0.60% to 0.75%	23.61% to 23.79%
Van Eck Worldwide Emerging Markets Fund — Class R1	50,796	$229.57 to $2,304.88	$14,924,859	0.55%	0.60% to 0.75%	38.49% to 38.70%
Van Eck Worldwide Real Estate Fund — Class R1	22,052	$201.22 to $2,020.21	$5,506,576	1.42%	0.60% to 0.75%	29.83% to 30.03%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	201,820	$140.04 to $1,422.98	$36,757,345	0.00%	0.60% to 0.75%	19.12% to 19.30%
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage VT Discovery Fund	142,861	$69.54 to $702.35	$10,355,423	0.00%	0.60% to 0.75%	13.79% to 13.96%
Wells Fargo VT Opportunity Fund	60,023	$131.18 to $1,325.02	$8,442,541	0.00%	0.60% to 0.75%	11.38% to 11.55%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio: Initial Shares	32,783	$127.73 to $1,286.26	$4,497,830	1.54%	0.60% to 0.75%	15.61% to 15.78%
Dreyfus Developing Leaders Portfolio: Initial Shares	1,095	$153.43 to $1,542.74	$222,638	0.42%	0.60% to 0.75%	3.00% to 3.15%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio: Service Shares	29,618	$195.10 to $1,978.31	$6,138,847	0.36%	0.60% to 0.75%	13.56% to 13.73%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund: Initial Shares	62,009	$159.53 to $1,604.06	$10,690,871	1.67%	0.60% to 0.75%	14.64% to 14.81%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	3,313	$159.52 to $1,606.37	$1,042,520	1.58%	0.60% to 0.75%	24.09% to 24.28%
American Century VP Ultra Fund: Class I	18,237	$107.08 to $1,078.33	$2,030,698	0.00%	0.60% to 0.75%	-4.00% to -3.85%
American Century VP Value Fund: Class I	54,195	$155.79 to $1,568.88	$9,355,194	1.28%	0.60% to 0.75%	17.77% to 17.95%
American Century VP Income and Growth Fund: Class I	10,276	$164.56 to $1,691.44	$1,828,849	1.69%	0.60% to 0.75%	16.21% to 16.39%
American Century VP International Fund: Class III	12,193	$157.68 to $158.10	$1,925,119	1.31%	0.65% to 0.75%	24.09% to 24.22%
American Century VP Mid Cap Value Fund: Class I	2,012	$134.52 to $134.74	$270,859	1.05%	0.65% to 0.75%	19.40% to 19.52%
American Century VP Vista Fund: Class I	1,069	$123.42 to $123.62	$132,041	0.00%	0.65% to 0.75%	8.20% to 8.30%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	12,803	$109.64 to $1,102.50	$1,624,404	3.43%	0.60% to 0.75%	0.83% to 0.98%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio: Service Shares	14,008	$148.42 to $1,494.58	$2,333,227	0.14%	0.60% to 0.75%	8.30% to 8.47%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,388	$232.95 to $2,345.86	$2,616,531	1.97%	0.60% to 0.75%	45.54% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,499	$122.35 to $1,232.09	$203,635	0.00%	0.60% to 0.75%	7.02% to 7.18%
Janus Aspen Series — Balanced Portfolio: Service Shares	6,135	$138.15 to $1,389.13	$1,014,333	1.94%	0.60% to 0.75%	9.59% to 9.76%
Janus Aspen Series — Risk Managed Core Portfolio: Service Shares	1,125	$172.73 to $1,736.78	$231,276	0.13%	0.60% to 0.75%	9.94% to 10.11%
Janus Aspen Series — International Growth Portfolio: Service II Shares	16,893	$218.26 to $218.84	$3,701,931	2.40%	0.65% to 0.75%	45.60% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	1,946	$124.68 to $125.02	$242,903	0.00%	0.65% to 0.75%	7.14% to 7.24%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,327	$123.22 to $1,240.84	$5,452,982	0.34%	0.60% to 0.75%	7.14% to 7.30%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,975	$173.09 to $1,743.01	$2,878,348	1.01%	0.60% to 0.75%	16.81% to 16.99%
Oppenheimer Main Street Fund/VA: Non-Service Shares	23,629	$133.97 to $1,349.11	$3,569,662	1.06%	0.60% to 0.75%	14.17% to 14.34%
Oppenheimer High Income Fund/VA: Non-Service Shares	7,314	$132.71 to $1,334.46	$1,085,691	6.94%	0.60% to 0.75%	8.61% to 8.77%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,503	$203.70 to $2,048.24	$2,368,572	0.14%	0.60% to 0.75%	14.14% to 14.31%
Oppenheimer Global Securities Fund/VA: Class 3	60,153	$153.80 to $154.21	$9,258,685	0.85%	0.65% to 0.75%	16.81% to 16.93%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I Shares	15,813	$169.03 to $1,699.59	$3,042,844	0.41%	0.60% to 0.75%	12.36% to 12.53%
AIM V.I. Capital Appreciation Fund Series I Shares	2,210	$148.75 to $1,495.64	$343,574	0.06%	0.60% to 0.75%	5.51% to 5.67%
AIM V.I. Capital Development Fund Series I Shares	2,821	$186.70 to $1,877.25	$683,524	0.00%	0.60% to 0.75%	15.65% to 15.82%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	23,630	$112.01 to $1,088.79	$2,724,035	3.99%	0.60% to 0.75%	3.38% to 3.53%
Federated American Leaders Fund II: Primary Shares	644	$165.08 to $1,659.84	$148,881	1.27%	0.60% to 0.75%	15.94% to 16.11%
Federated Capital Appreciation Fund II: Primary Shares	920	$149.16 to $1,499.78	$163,415	0.76%	0.60% to 0.75%	15.35% to 15.52%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund — Class I	36,733	$206.17 to $2,073.03	$8,565,153	0.83%	0.60% to 0.75%	16.43% to 16.60%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund — Class I	57,462	$162.18 to $1,630.69	$10,654,504	1.13%	0.60% to 0.75%	16.55% to 16.73%
Franklin Templeton VIP Templeton Foreign Securities Fund Class 1	4,317	$206.32 to $2,074.59	$1,837,323	1.37%	0.60% to 0.75%	20.79% to 20.97%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	7,730	$162.08 to $162.35	$1,253,547	1.15%	0.65% to 0.75%	27.21% to 27.34%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	4,632	$110.12 to $110.30	$510,397	3.41%	0.65% to 0.75%	12.00% to 12.11%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	23,141	$165.95 to $1,668.60	$4,292,206	1.36%	0.60% to 0.75%	16.41% to 16.59%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	13,955	$195.90 to $1,969.75	$3,116,027	0.40%	0.60% to 0.75%	13.57% to 13.74%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series — Initial Class	5,315	$138.48 to $1,392.46	$844,070	0.00%	0.60% to 0.75%	6.77% to 6.93%
MFS Value Series: Initial Class	17,085	$178.63 to $1,796.14	$3,644,662	1.06%	0.60% to 0.75%	19.94% to 20.12%
Putnam Variable Trust:
Putnam VT Growth & Income Fund — IB Class	2,837	$163.83 to $1,647.31	$567,734	1.35%	0.60% to 0.75%	15.05% to 15.22%
Putnam VT International Equity Fund — IB Class	728	$207.33 to $2,084.75	$229,635	0.58%	0.60% to 0.75%	26.77% to 26.96%
Putnam VT Voyager Fund — IB Class	3,775	$134.99 to $1,357.30	$1,006,933	0.11%	0.60% to 0.75%	4.65% to 4.81%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	11,748	$164.14	$1,928,212	2.52%	0.95%	19.56%
Vanguard Total Bond Market Index Portfolio	9,537	$112.35	$1,071,517	3.61%	0.95%	3.32%
Vanguard High Yield Bond Portfolio	4,963	$133.76	$663,844	6.78%	0.95%	7.25%
Vanguard Mid Cap Index Portfolio	12,722	$195.12	$2,482,308	0.91%	0.95%	12.68%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,217	$112.33 to $1,129.51	$1,174,089	3.96%	0.60% to 0.75%	2.96% to 3.11%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,475	$152.02 to $1,528.60	$333,584	8.56%	0.60% to 0.75%	9.98% to 10.15%
Van Kampen U.S. Real Estate Portfolio: Class I	24,171	$277.01 to $2,785.34	$7,516,293	1.05%	0.60% to 0.75%	37.02% to 37.22%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	12,367	$122.17 to $122.38	$1,512,514	0.28%	0.65% to 0.75%	8.51% to 8.62%
T Rowe Price Equity Income Portfolio — Class II	15,244	$124.64 to $124.85	$1,901,205	1.38%	0.65% to 0.75%	17.76% to 17.88%
T Rowe Price Limited Term Bond Portfolio — Class II	2,565	$104.05 to $104.22	$266,960	3.68%	0.65% to 0.75%	3.25% to 3.35%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	180,931	$285.97 to $7,994.25	$147,435,373	0.91%	0.00% to 0.75%	6.64% to 7.44%
Gartmore GVIT Money Market Fund Class IV	252,986	$153.86 to $2,936.04	$48,229,509	2.78%	0.00% to 0.75%	2.05% to 2.82%
Gartmore GVIT Government Bond Fund Class IV	79,485	$219.66 to $4,827.11	$25,641,945	3.70%	0.00% to 0.75%	2.41% to 3.17%
JP Morgan GVIT Balanced Fund Class IV	64,125	$265.64 to $4,070.96	$37,680,892	2.08%	0.35% to 0.75%	1.86% to 2.26%
Gartmore GVIT Mid Cap Growth Fund Class IV	107,547	$440.20 to $6,615.81	$72,034,687	0.00%	0.60% to 0.75%	9.00% to 9.16%
Dreyfus GVIT International Value Fund Class IV	106,745	$309.50 to $3,161.42	$49,858,746	1.24%	0.60% to 0.75%	11.14% to 11.30%
Gartmore GVIT Growth Fund Class IV	206,946	$96.54 to $976.56	$26,631,211	0.08%	0.60% to 0.75%	5.71% to 5.87%
Van Kampen GVIT Comstock Value — Class IV	160,028	$132.05 to $1,335.79	$29,311,367	1.64%	0.60% to 0.75%	3.58% to 3.74%
Gartmore GVIT Small Company Fund Class IV	163,430	$145.44 to $1,471.20	$30,196,507	0.00%	0.60% to 0.75%	11.48% to 11.65%
Gartmore GVIT Small Cap Value Fund Class IV	176,842	$150.43 to $1,521.74	$35,271,237	0.06%	0.60% to 0.75%	2.30% to 2.45%
Gartmore GVIT Equity 500 Index Fund Class IV	488,766	$306.83 to $3,125.99	$194,582,457	1.60%	0.60% to 0.75%	3.97% to 4.12%
Gartmore GVIT Government Bond Fund Class I	3,214	$107.86	$346,638	3.88%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	14,900	$153.26 to $1,551.52	$2,295,653	2.08%	0.60% to 0.75%	7.13% to 7.29%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,899	$113.51 to $1,129.08	$331,408	2.84%	0.60% to 0.75%	2.54% to 2.69%
Gartmore GVIT Investor Destinations Moderate Fund Class II	68,395	$132.51 to $1,328.81	$9,331,048	2.38%	0.60% to 0.75%	4.56% to 4.72%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	76,925	$144.40 to $1,457.19	$11,457,284	2.21%	0.60% to 0.75%	6.27% to 6.43%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	8,852	$122.94 to $1,226.67	$1,180,073	2.63%	0.60% to 0.75%	3.71% to 3.86%
Gartmore GVIT Emerging Markets Fund Class I	2,726	$253.06 to $2,540.74	$1,290,632	0.56%	0.60% to 0.75%	31.65% to 31.85%
Dreyfus GVIT Mid Cap Index Fund Class I	17,840	$167.83 to $1,685.06	$3,355,812	1.07%	0.60% to 0.75%	11.26% to 11.43%
Federated GVIT High Income Bond Fund Class I	6,710	$122.85 to $1,233.42	$1,112,049	7.68%	0.60% to 0.75%	1.62% to 1.77%
Gartmore GVIT Global Financial Services Fund Class I	1,253	$177.36 to $1,780.72	$326,653	2.03%	0.60% to 0.75%	10.32% to 10.49%
Gartmore GVIT Global Health Sciences Fund Class I	2,685	$144.22 to $1,447.93	$971,300	0.00%	0.60% to 0.75%	7.63% to 7.79%
Gartmore GVIT Global Technology and Communications Fund Class I	1,133	$141.87 to $1,424.42	$176,571	0.00%	0.60% to 0.75%	-1.26% to -1.11%
Gartmore GVIT Global Utilities Fund Class I	981	$162.86 to $1,635.15	$375,256	2.25%	0.60% to 0.75%	5.60% to 5.75%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Small Cap Growth Fund Class I	6,754	$151.76 to $1,523.66	$1,049,465	0.00%	0.60% to 0.75%	7.29% to 7.45%
Gartmore GVIT U.S. Growth Leaders Fund Class I	6,666	$165.37 to $1,660.34	$1,302,141	0.00%	0.60% to 0.75%	11.13% to 11.29%
Van Kampen GVIT Multi Sector Bond Fund Class I	9,714	$113.44 to $1,138.98	$1,368,395	3.95%	0.60% to 0.75%	1.42% to 1.57%
Dreyfus GVIT International Value Fund Class III	142,685	$128.58 to $1,288.99	$22,396,340	1.36%	0.60% to 0.75%	11.22% to 11.39%
Gartmore GVIT Emerging Markets Fund Class III	13,678	$155.54 to $155.80	$2,128,827	0.54%	0.65% to 0.75%	31.67% to 31.80%
Gartmore GVIT Global Financial Services Fund Class III	3,758	$129.58 to $129.80	$487,326	2.34%	0.65% to 0.75%	10.34% to 10.45%
Gartmore GVIT Global Health Sciences Fund Class III	4,921	$106.49 to $106.66	$524,450	0.00%	0.65% to 0.75%	7.62% to 7.72%
Gartmore GVIT Global Technology and Communications Fund Class III	6,525	$107.64 to $107.82	$702,733	0.00%	0.65% to 0.75%	-1.25% to -1.16%
Gartmore GVIT Global Utilities Fund Class III	7,071	$133.89 to $134.11	$947,713	2.32%	0.65% to 0.75%	5.69% to 5.79%
Federated GVIT High Income Bond — Class III	2,418	$104.89 to $104.95	$253,481	6.50%	0.65% to 0.75%	4.89% to 4.95%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	25,062	$292.43 to $4,629.79	$11,819,715	1.54%	0.60% to 1.00%	1.58% to 1.99%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	336,566	$315.99 to $3,219.28	$146,730,412	1.64%	0.60% to 0.75%	5.08% to 5.23%
Fidelity VIP Growth Portfolio Initial Class	502,778	$266.59 to $2,716.00	$182,818,370	0.51%	0.60% to 0.75%	5.01% to 5.17%
Fidelity VIP High Income Portfolio Initial Class	91,495	$155.27 to $1,630.65	$19,080,223	14.96%	0.60% to 0.75%	1.94% to 2.09%
Fidelity VIP Overseas Portfolio Initial Class	130,400	$194.06 to $1,974.80	$37,349,783	0.70%	0.60% to 0.75%	18.16% to 18.34%
Fidelity VIP Overseas Portfolio Initial Class R	137,020	$131.22 to $1,315.47	$21,341,056	0.60%	0.60% to 0.75%	18.23% to 18.40%
Fidelity VIP Investment Grade Bond Portfolio Service Class	8,327	$110.06	$916,473	3.11%	0.75%	1.32%
Fidelity VIP Equity-Income Portfolio Service Class	11,468	$143.51	$1,645,778	1.07%	0.75%	4.97%
Fidelity VIP Growth Portfolio Service Class	8,095	$134.34	$1,087,517	0.31%	0.75%	4.89%
Fidelity VIP Overseas Portfolio Service Class	1,304	$184.05	$239,921	0.59%	0.75%	18.09%
Fidelity VIP Overseas Portfolio Service Class R	6,705	$130.98	$878,406	0.37%	0.75%	18.04%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	138,727	$211.91 to $2,158.94	$43,992,466	2.76%	0.60% to 0.75%	3.27% to 3.42%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	199,063	$194.77 to $1,982.01	$47,170,260	3.59%	0.60% to 0.75%	1.43% to 1.58%
Fidelity VIP II Contrafund Portfolio Initial Class	365,088	$270.14 to $2,740.88	$131,865,992	0.29%	0.60% to 0.75%	16.07% to 16.24%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	49,974	$203.63 to $2,044.44	$12,334,023	0.00%	0.60% to 0.75%	17.32% to 17.50%
Fidelity VIP III Value Strategies Portfolio Service Class	11,040	$171.27 to $1,719.52	$2,189,379	0.00%	0.60% to 0.75%	1.79% to 1.94%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP Natural Resources Portfolio — Service Class 2	2,430	$134.47 to $134.56	$326,843	0.85%	0.65% to 0.75%	34.47% to 34.56%	(a)
Fidelity VIP Freedom Fund 2010 Portfolio — Service Class	1,252	$107.52 to $107.60	$134,721	0.52%	0.65% to 0.75%	7.52% to 7.60%	(a)
Fidelity VIP Freedom Fund 2020 Portfolio — Service Class	2,865	$110.64 to $110.71	$317,008	0.74%	0.65% to 0.75%	10.64% to 10.71%	(a)
Fidelity VIP Freedom Fund 2030 Portfolio — Service Class	730	$112.74 to $112.81	$82,365	0.90%	0.65% to 0.75%	12.74% to 12.81%	(a)
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,241	$155.71 to $1,584.62	$16,000,795	2.86%	0.60% to 0.75%	0.69% to 0.84%
Neuberger Berman AMT Partners Portfolio	173,411	$133.66 to $2,760.10	$33,087,823	0.95%	0.60% to 0.75%	17.17% to 17.34%
Neuberger Berman AMT Fasciano Portfolio Class S	5,560	$142.27 to $1,428.38	$958,881	0.00%	0.60% to 0.75%	2.13% to 2.28%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	3,023	$160.18 to $1,608.26	$541,510	0.00%	0.60% to 0.75%	12.89% to 13.06%
Neuberger Berman AMT Socially Responsive Portfolio	4,176	$146.83 to $1,474.17	$748,034	0.00%	0.60% to 0.75%	6.06% to 6.22%
Neuberger Berman AMT International Portfolio — Class S	616	$116.92 to $117.00	$72,003	0.16%	0.65% to 0.75%	16.92% to 17.00%	(a)
Neuberger Berman AMT Regency Portfolio — Class S	214	$116.04 to $116.12	$24,775	0.00%	0.65% to 0.75%	16.04% to 16.12%	(a)
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	19,420	$176.31 to $1,794.23	$5,372,232	7.44%	0.60% to 0.75%	-3.75% to -3.61%
Van Eck Worldwide Hard Assets Fund Initial Class	16,311	$265.62 to $2,703.06	$7,706,734	0.32%	0.60% to 0.75%	50.54% to 50.77%
Van Eck Worldwide Emerging Markets Fund Initial Class	78,073	$176.56 to $1,791.42	$22,869,649	0.82%	0.60% to 0.75%	31.01% to 31.21%
Van Eck Worldwide Real Estate Fund Initial Class	15,785	$210.54 to $2,129.71	$4,701,955	2.21%	0.60% to 0.75%	20.11% to 20.29%
Van Eck Worldwide Bond Fund Class R	20,782	$108.10 to $1,083.66	$2,771,982	5.62%	0.60% to 0.75%	-3.83% to -3.69%
Van Eck Worldwide Hard Assets Fund Class R	19,315	$188.44 to $1,889.04	$4,724,798	0.22%	0.60% to 0.75%	50.49% to 50.71%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Emerging Markets Fund Class R	48,585	$165.76 to $1,661.75	$10,258,252	0.66%	0.60% to 0.75%	30.88% to 31.08%
Van Eck Worldwide Real Estate Fund Class R	21,899	$154.98 to $1,553.66	$4,031,485	1.53%	0.60% to 0.75%	20.11% to 20.29%
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	220,956	$117.56 to $1,192.76	$34,011,465	0.00%	0.60% to 0.75%	16.01% to 16.18%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$53.03 to $534.29	—	0.00%	0.60% to 0.75%	-5.59% to -5.55%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	151,219	$61.11 to $616.31	$9,712,121	0.00%	0.60% to 0.75%	15.23% to 15.35%	(c)
Wells Fargo Opportunity Fund VT	64,603	$117.78 to $1,187.83	$8,255,270	0.00%	0.60% to 0.75%	7.08% to 7.24%	(d)
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	30,098	$110.48 to $1,110.93	$3,629,774	0.02%	0.60% to 0.75%	3.60% to 3.76%
Dreyfus Developing Leaders Portfolio Initial Shares	1,172	$148.97 to $1,495.62	$247,116	0.00%	0.60% to 0.75%	5.01% to 5.17%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	24,462	$171.81 to $1,739.50	$4,455,409	0.00%	0.60% to 0.75%	6.43% to 6.59%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	61,753	$139.16 to $1,397.16	$9,252,054	1.66%	0.60% to 0.75%	3.91% to 4.07%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	3,969	$128.55 to $1,292.55	$873,158	1.11%	0.60% to 0.75%	12.41% to 12.58%
American Century VP Ultra Fund Class I	16,999	$111.54 to $1,121.54	$2,016,032	0.00%	0.60% to 0.75%	1.40% to 1.56%
American Century VP Value Fund Class I	48,615	$132.29 to $1,330.18	$7,102,333	0.73%	0.60% to 0.75%	4.25% to 4.41%
American Century VP Income and Growth Fund Class I	9,347	$141.60 to $1,453.27	$1,477,346	1.89%	0.60% to 0.75%	3.85% to 4.01%
American Century VP International Fund Class III	8,446	$127.07 to $127.28	$1,073,967	0.89%	0.65% to 0.75%	12.26% to 12.37%
American Century VP Mid Cap Value Fund — Class I	343	$112.66 to $112.74	$38,665	1.18%	0.65% to 0.75%	12.66% to 12.74%	(a)
American Century VP Vista Fund — Class I	144	$114.07 to $114.14	$16,429	0.00%	0.65% to 0.75%	14.07% to 14.14%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	14,308	$108.74 to $1,091.81	$1,804,271	4.39%	0.60% to 0.75%	0.80% to 0.95%
Janus Aspen Series:
Janus Aspen Forty Portfolio Service Shares	15,883	$137.04 to $1,377.94	$2,448,698	0.01%	0.60% to 0.75%	11.72% to 11.88%
Janus Aspen International Growth Portfolio Service Shares	5,119	$160.06 to $1,609.46	$1,257,866	1.09%	0.60% to 0.75%	30.96% to 31.15%
Janus Aspen Global Technology Portfolio Service Shares	2,605	$114.32 to $1,149.50	$305,529	0.00%	0.60% to 0.75%	10.72% to 10.88%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Balanced Portfolio Service Shares	5,107	$126.06 to $1,265.66	$795,226	2.05%	0.60% to 0.75%	6.86% to 7.02%
Janus Aspen Risk Managed Core Portfolio Service Shares	743	$157.11 to $1,577.35	$162,396	1.43%	0.60% to 0.75%	10.09% to 10.25%
Janus Aspen International Growth Portfolio Service II Shares	5,838	$149.90 to $150.15	$875,717	1.14%	0.65% to 0.75%	31.03% to 31.16%
Janus Aspen Global Technology Portfolio Service II Shares	1,389	$116.38 to $116.57	$161,721	0.00%	0.65% to 0.75%	10.50% to 10.61%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	36,163	$115.00 to $1,156.38	$4,425,073	0.85%	0.60% to 0.75%	4.32% to 4.47%
Oppenheimer Global Securities Fund VA Initial Class	12,525	$148.17 to $1,489.88	$2,747,732	1.05%	0.60% to 0.75%	13.46% to 13.63%
Oppenheimer Main Street Fund VA Initial Class	19,483	$117.34 to $1,179.93	$2,677,128	1.28%	0.60% to 0.75%	5.19% to 5.34%
Oppenheimer High Income Fund VA Initial Class	5,853	$122.20 to $1,226.86	$794,283	6.19%	0.60% to 0.75%	1.55% to 1.70%
Oppenheimer Main Street Small Cap Fund VA Initial Class	7,147	$178.47 to $1,791.80	$1,488,022	0.00%	0.60% to 0.75%	9.10% to 9.26%
Oppenheimer Global Securities Fund/VA Class III	45,095	$131.66 to $131.88	$5,940,612	0.82%	0.65% to 0.75%	13.49% to 13.60%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	15,003	$150.43 to $1,510.36	$2,540,277	0.08%	0.60% to 0.75%	4.95% to 5.11%
AIM V.I. Capital Appreciation Fund Series I	2,030	$140.98 to $1,415.45	$286,635	0.09%	0.60% to 0.75%	8.02% to 8.19%
AIM V.I. Capital Development Fund Series I	2,102	$161.43 to $1,620.77	$463,965	0.00%	0.60% to 0.75%	8.79% to 8.95%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	19,395	$108.35 to $1,051.64	$2,220,225	2.98%	0.60% to 0.75%	0.54% to 0.69%
Federated American Leaders Fund II Primary Shares	597	$142.38 to $1,429.53	$84,882	2.06%	0.60% to 0.75%	4.24% to 4.40%
Federated Capital Appreciation Fund II Primary Shares	788	$129.31 to $1,298.29	$122,669	1.07%	0.60% to 0.75%	1.15% to 1.31%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	34,003	$177.08 to $1,777.85	$6,889,528	0.86%	0.60% to 0.75%	8.18% to 8.34%
Franklin Rising Dividends Securities Fund Class I	61,187	$139.14 to $1,397.00	$9,574,564	0.96%	0.60% to 0.75%	2.91% to 3.06%
Templeton Foreign Securities Fund Class I	5,324	$170.81 to $1,714.94	$1,603,003	1.31%	0.60% to 0.75%	9.65% to 9.82%
Templeton Developing Markets Securities Fund — Class 3	4,063	$127.41 to $127.49	$517,685	0.07%	0.65% to 0.75%	27.41% to 27.49%	(a)
Templeton Global Income Securities Fund — Class 3	1,674	$98.32 to $98.39	$164,647	1.28%	0.65% to 0.75%	-1.68% to -1.61%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	25,189	$142.55 to $1,431.21	$3,838,046	1.45%	0.60% to 0.75%	4.09% to 4.24%
AllianceBernstein Small/Mid Cap Value Portfolio Class A	12,590	$172.49 to $1,731.84	$2,464,073	0.68%	0.60% to 0.75%	6.12% to 6.28%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	5,019	$129.70 to $1,302.17	$696,805	0.36%	0.60% to 0.75%	3.71% to 3.87%
MFS Value Series Initial Class	14,577	$148.93 to $1,495.29	$2,525,353	0.78%	0.60% to 0.75%	5.87% to 6.02%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	2,559	$142.40 to $1,429.72	$365,035	1.23%	0.60% to 0.75%	4.44% to 4.60%
Putnam VT International Equity Fund Class IB	885	$163.55 to $1,642.09	$309,159	1.44%	0.60% to 0.75%	11.36% to 11.53%
Putnam VT Voyager Fund Class IB	3,939	$128.99 to $1,295.05	$981,059	0.66%	0.60% to 0.75%	4.91% to 5.06%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	8,568	$137.29	$1,176,354	1.99%	0.95%	3.16%
Vanguard Total Bond Market Index Portfolio	6,477	$108.74	$704,467	3.25%	0.95%	1.44%
Vanguard High Yield Bond Portfolio	4,203	$124.72	$524,177	7.28%	0.95%	1.78%
Vanguard Mid Cap Index Portfolio	7,819	$173.17	$1,353,960	0.78%	0.95%	12.90%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	9,174	$109.10 to $1,095.42	$1,127,287	3.50%	0.60% to 0.75%	3.44% to 3.59%
Van Kampen Emerging Markets Debt Portfolio Class I	1,667	$138.23 to $1,387.79	$365,662	7.53%	0.60% to 0.75%	11.41% to 11.58%
Van Kampen U.S. Real Estate Portfolio Class I	21,075	$202.17 to $2,029.80	$4,713,181	1.18%	0.60% to 0.75%	16.18% to 16.35%
T Rowe Price
T Rowe Price Blue Chip Growth Portfolio — Class II	2,658	$112.59 to $112.66	$299,227	0.28%	0.65% to 0.75%	12.59% to 12.66%	(a)
T Rowe Price Equity Income Portfolio — Class II	8,420	$105.84 to $105.91	$891,372	1.62%	0.65% to 0.75%	5.84% to 5.91%	(a)
T Rowe Price Limited Term Bond Portfolio — Class II	564	$100.77 to $100.84	$56,684	2.10%	0.65% to 0.75%	0.77% to 0.84%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	196,949	$268.17 to $7,440.70	148,990,742	1.28%	0.00% to 0.75%	8.93% to 9.75%
Gartmore GVIT Money Market Fund Class IV	271,364	$150.76 to $2,855.40	50,204,139	0.92%	0.00% to 0.75%	0.18% to 0.94%
Gartmore GVIT Government Bond Fund Class IV	80,349	$214.50 to $4,678.58	25,450,982	5.48%	0.00% to 0.75%	2.49% to 3.27%
JP Morgan GVIT Balanced Fund Class IV	68,429	$260.80 to $3,980.82	38,598,170	2.01%	0.35% to 0.75%	7.73% to 8.16%
Gartmore GVIT Mid Cap Growth Fund Class IV	117,490	$403.85 to $6,060.46	71,047,981	0.00%	0.60% to 0.75%	14.47% to 14.64%
Dreyfus GVIT International Value Fund Class IV	125,900	$278.49 to $2,840.40	52,430,593	2.30%	0.60% to 0.75%	19.14% to 19.32%
Gartmore GVIT Growth Fund Class IV	225,104	$91.33 to $922.44	27,251,767	0.33%	0.60% to 0.75%	7.35% to 7.51%
Comstock GVIT Value Fund Class IV	161,859	$127.49 to $1,287.69	28,533,228	1.33%	0.60% to 0.75%	16.54% to 16.72%
Gartmore GVIT Small Company Fund Class IV	182,925	$130.46 to $1,317.73	30,071,390	0.00%	0.60% to 0.75%	18.13% to 18.31%
Gartmore GVIT Small Cap Value Fund Class IV	189,197	$147.05 to $1,485.29	36,643,867	0.00%	0.60% to 0.75%	16.42% to 16.60%
Gartmore GVIT Equity 500 Index Fund Class IV	525,044	$295.12 to $3,002.19	201,807,031	2.71%	0.60% to 0.75%	9.76% to 9.93%
Gartmore GVIT Government Bond Fund Class I	1,934	$105.24	203,502	5.48%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	9,680	$143.06 to $1,446.14	1,391,244	1.75%	0.60% to 0.75%	13.17% to 13.34%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,462	$110.71 to $1,099.50	274,990	1.78%	0.60% to 0.75%	3.87% to 4.03%
Gartmore GVIT Investor Destinations Moderate Fund Class II	40,617	$126.73 to $1,268.97	5,361,774	2.24%	0.60% to 0.75%	8.72% to 8.88%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	48,687	$135.87 to $1,369.11	6,775,636	2.00%	0.60% to 0.75%	11.26% to 11.42%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	7,325	$118.01 to $1,181.05	934,061	2.59%	0.60% to 0.75%	6.36% to 6.52%
Gartmore GVIT Emerging Markets Fund Class I	3,501	$192.22 to $1,927.06	886,108	1.05%	0.60% to 0.75%	19.84% to 20.02%
Dreyfus GVIT Mid Cap Index Fund Class I	11,798	$150.84 to $1,512.21	2,079,725	0.58%	0.60% to 0.75%	14.87% to 15.04%
Federated GVIT High Income Bond Fund Class I	6,739	$120.89 to $1,211.98	1,080,967	7.64%	0.60% to 0.75%	9.27% to 9.44%
Gartmore GVIT Global Financial Services Fund Class I	1,646	$160.77 to $1,611.68	277,605	1.35%	0.60% to 0.75%	20.09% to 20.27%
Gartmore GVIT Global Health Sciences Fund Class I	2,624	$133.99 to $1,343.25	830,411	0.00%	0.60% to 0.75%	7.05% to 7.21%
Gartmore GVIT Global Technology and Communications Fund Class I	1,954	$143.68 to $1,440.41	296,091	0.00%	0.60% to 0.75%	3.53% to 3.69%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund Class I	803	$154.23 to $1,546.19	209,397	1.48%	0.60% to 0.75%	29.00% to 29.19%
Gartmore GVIT Small Cap Growth Fund Class I	5,900	$141.45 to $1,418.07	874,492	0.00%	0.60% to 0.75%	12.57% to 12.74%
Gartmore GVIT U.S. Growth Leaders Fund Class I	3,485	$148.81 to $1,491.84	660,354	0.00%	0.60% to 0.75%	11.57% to 11.74%
Van Kampen GVIT Multi Sector Bond Fund Class I	7,900	$111.86 to $1,121.37	1,069,201	4.99%	0.60% to 0.75%	5.74% to 5.90%
Dreyfus GVIT International Value Fund Class III	102,795	$115.61 to $1,157.24	14,007,884	0.85%	0.60% to 0.75%	15.61% to 15.72%	(a)
Gartmore GVIT Emerging Markets Fund Class III	6,238	$118.13 to $118.21	737,078	1.54%	0.65% to 0.75%	18.13% to 18.21%	(a)
Gartmore GVIT Global Financial Services Fund Class III	561	$117.43 to $117.51	65,870	1.35%	0.65% to 0.75%	17.43% to 17.51%	(a)
Gartmore GVIT Global Health Sciences Fund Class III	1,842	$98.95 to $99.02	182,295	0.00%	0.65% to 0.75%	-1.05% to -0.98%	(a)
Gartmore GVIT Global Technology and Communications Fund Class III	3,563	$109.01 to $109.08	388,537	0.00%	0.65% to 0.75%	9.01% to 9.08%	(a)
Gartmore GVIT Global Utilities Fund Class III	2,258	$126.69 to $126.77	286,235	1.42%	0.65% to 0.75%	26.69% to 26.77%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	26,566	$287.89 to $4,539.64	12,325,976	0.00%	0.60% to 1.00%	-0.01% to 0.39%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	366,652	$300.72 to $3,059.17	151,069,715	1.53%	0.60% to 0.75%	10.70% to 10.86%
Fidelity VIP Growth Portfolio Initial Class	559,541	$253.87 to $2,582.55	192,438,305	0.27%	0.60% to 0.75%	2.61% to 2.76%
Fidelity VIP High Income Portfolio Initial Class	108,255	$152.33 to $1,597.29	21,748,496	8.62%	0.60% to 0.75%	8.77% to 8.94%
Fidelity VIP Overseas Portfolio Initial Class	164,496	$164.23 to $1,668.81	38,859,321	1.24%	0.60% to 0.75%	12.79% to 12.96%
Fidelity VIP Overseas Portfolio Initial Class R	113,387	$110.99 to $1,111.02	14,497,940	0.00%	0.60% to 0.75%	10.99% to 11.10%	(a)
Fidelity VIP Investment Grade Bond Portfolio Service Class	6,188	$108.63	672,164	2.93%	0.75%	3.54%
Fidelity VIP Equity-Income Portfolio Service Class	5,950	$136.72	813,534	0.52%	0.75%	10.55%
Fidelity VIP Growth Portfolio Service Class	5,452	$128.08	698,296	0.10%	0.75%	2.49%
Fidelity VIP Overseas Portfolio Service Class	1,482	$155.86	230,920	0.94%	0.75%	12.64%
Fidelity VIP Overseas Portfolio Service Class R	2,905	$110.96	322,400	0.00%	0.75%	10.96%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	157,168	$205.20 to $2,087.47	47,476,280	2.72%	0.60% to 0.75%	4.68% to 4.84%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	192,103	$192.02 to $1,951.14	46,034,857	4.11%	0.60% to 0.75%	3.67% to 3.83%
Fidelity VIP II Contrafund Portfolio Initial Class	371,697	$232.75 to $2,357.96	114,652,659	0.33%	0.60% to 0.75%	14.61% to 14.79%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	36,442	$173.56 to $1,739.97	7,590,164	0.00%	0.60% to 0.75%	23.84% to 24.03%
Fidelity VIP III Value Strategies Portfolio Service Class	11,641	$168.25 to $1,686.75	2,540,271	0.00%	0.60% to 0.75%	13.14% to 13.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,568	$154.65 to $1,571.45	16,075,368	3.63%	0.60% to 0.75%	0.03% to 0.18%
Neuberger Berman AMT Partners Portfolio	186,553	$114.08 to $2,352.19	29,576,931	0.01%	0.60% to 0.75%	18.09% to 18.26%
Neuberger Berman AMT Fasciano Portfolio Class S	5,642	$139.30 to $1,396.50	956,675	0.00%	0.60% to 0.75%	11.04% to 11.21%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	2,424	$141.89 to $1,422.45	378,771	0.00%	0.60% to 0.75%	15.44% to 15.61%
Neuberger Berman AMT Socially Responsive Portfolio	1,499	$138.44 to $1,387.85	322,367	0.00%	0.60% to 0.75%	12.43% to 12.60%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	23,921	$183.19 to $1,861.44	6,542,406	9.29%	0.60% to 0.75%	8.34% to 8.50%
Van Eck Worldwide Hard Assets Fund Initial Class	17,875	$176.44 to $1,792.88	5,244,487	0.41%	0.60% to 0.75%	23.30% to 23.49%
Van Eck Worldwide Emerging Markets Fund Initial Class	93,763	$134.77 to $1,365.32	20,806,544	0.59%	0.60% to 0.75%	24.95% to 25.14%
Van Eck Worldwide Real Estate Fund Initial Class	20,261	$175.29 to $1,770.53	4,739,271	1.57%	0.60% to 0.75%	35.19% to 35.40%
Van Eck Worldwide Bond Fund Class R	15,037	$112.41 to $1,125.19	1,890,358	0.00%	0.60% to 0.75%	12.41% to 12.52%	(a)
Van Eck Worldwide Hard Assets Fund Class R	13,300	$125.22 to $1,253.42	1,942,521	0.00%	0.60% to 0.75%	25.22% to 25.34%	(a)
Van Eck Worldwide Emerging Markets Fund Class R	40,952	$126.65 to $1,267.77	6,224,264	0.00%	0.60% to 0.75%	26.65% to 26.78%	(a)
Van Eck Worldwide Real Estate Fund Class R	13,922	$129.03 to $1,291.57	2,156,401	0.00%	0.60% to 0.75%	29.03% to 29.16%	(a)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	240,324	$101.33 to $1,026.62	31,495,575	0.00%	0.60% to 0.75%	15.70% to 15.87%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	160,674	$56.17 to $565.67	9,552,388	0.00%	0.60% to 0.75%	18.27% to 18.44%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	78,790	$109.99 to $1,107.63	9,433,245	0.00%	0.60% to 0.75%	17.34% to 17.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	24,941	$106.64 to $1,070.72	2,879,968	1.89%	0.60% to 0.75%	4.26% to 4.42%
Dreyfus Developing Leaders Portfolio Initial Shares	1,334	$141.85 to $1,422.10	234,394	0.25%	0.60% to 0.75%	10.51% to 10.67%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	17,019	$161.42 to $1,631.90	2,980,808	0.45%	0.60% to 0.75%	20.97% to 21.16%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	41,223	$133.92 to $1,342.56	6,128,241	2.15%	0.60% to 0.75%	9.81% to 9.98%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	4,861	$114.35 to $1,148.13	725,999	0.58%	0.60% to 0.75%	14.07% to 14.24%
American Century VP Ultra Fund Class I	13,059	$109.99 to $1,104.35	1,521,673	0.00%	0.60% to 0.75%	9.85% to 10.01%
American Century VP Value Fund Class I	33,418	$126.89 to $1,274.03	4,856,439	0.98%	0.60% to 0.75%	13.48% to 13.65%
American Century VP Income and Growth Fund Class I	8,225	$136.35 to $1,397.29	1,220,343	1.09%	0.60% to 0.75%	12.15% to 12.32%
American Century VP International Fund Class III	5,088	$113.19 to $113.27	576,126	0.00%	0.65% to 0.75%	13.19% to 13.27%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	10,112	$107.88 to $1,081.48	1,163,323	3.32%	0.60% to 0.75%	5.02% to 5.18%
Janus Aspen Series:
Janus Aspen Capital Appreciation Portfolio Service Shares	12,839	$122.66 to $1,231.57	1,706,618	0.03%	0.60% to 0.75%	17.09% to 17.26%
Janus Aspen International Growth Portfolio Service Shares	5,556	$122.23 to $1,227.17	717,229	0.84%	0.60% to 0.75%	17.8% to 17.98%
Janus Aspen Global Technology Portfolio Service Shares	3,169	$103.25 to $1,036.66	354,583	0.00%	0.60% to 0.75%	-0.19% to -0.04%
Janus Aspen Balanced Portfolio Service Shares	4,775	$117.97 to $1,182.65	776,451	2.32%	0.60% to 0.75%	7.48% to 7.65%
Janus Aspen Risk Managed Core Portfolio Service Shares	487	$142.71 to $1,430.7	102,404	1.99%	0.60% to 0.75%	16.59% to 16.76%
Janus Aspen International Growth Portfolio Service II Shares	2,868	$114.40 to $114.47	328,151	0.64%	0.65% to 0.75%	14.4% to 14.47%	(a)
Janus Aspen Global Technology Portfolio Service II Shares	725	$105.32 to $105.39	76,312	0.00%	0.65% to 0.75%	5.32% to 5.39%	(a)
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	30,951	$110.25 to $1,106.88	3,670,077	0.23%	0.60% to 0.75%	6.14% to 6.3%
Oppenheimer Global Securities Fund VA Initial Class	14,246	$130.60 to $1,311.22	2,469,922	1.40%	0.60% to 0.75%	18.27% to 18.45%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Main Street Fund VA Initial Class	16,479	$111.56 to $1,120.07	2,255,655	0.77%	0.60% to 0.75%	8.64% to 8.8%
Oppenheimer High Income Fund VA Initial Class	4,614	$120.33 to $1,206.31	637,680	4.83%	0.60% to 0.75%	8.15% to 8.31%
Oppenheimer Main Street Small Cap Fund VA Initial Class	5,183	$163.58 to $1,639.87	1,029,299	0.00%	0.60% to 0.75%	18.53% to 18.71%
Oppenheimer Global Securities Fund/VA Class III	25,810	$116.02 to $116.09	2,995,079	0.00%	0.65% to 0.75%	16.02% to 16.09%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	17,298	$143.34 to $1,436.99	2,690,650	0.00%	0.60% to 0.75%	10.24% to 10.41%
AIM V.I. Capital Appreciation Fund Series I	720	$130.51 to $1,308.34	94,116	0.00%	0.60% to 0.75%	5.83% to 5.99%
AIM V.I. Capital Development Fund Series I	2,451	$148.39 to $1,487.61	431,652	0.00%	0.60% to 0.75%	14.64% to 14.81%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	11,823	$104.35 to $1,044.40	1,371,751	3.27%	0.60% to 0.75%	2.85% to 3.00%
Federated American Leaders Fund II Primary Shares	467	$136.59 to $1,369.34	63,671	1.22%	0.60% to 0.75%	8.96% to 9.12%
Federated Capital Appreciation Fund II Primary Shares	835	$127.83 to $1,281.55	106,720	0.48%	0.60% to 0.75%	6.59% to 6.75%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	22,889	$163.69 to $1,641.03	4,509,111	0.24%	0.60% to 0.75%	23.16% to 23.35%
Franklin Rising Dividends Securities Fund Class I	42,426	$135.21 to $1,355.47	6,747,251	0.59%	0.60% to 0.75%	10.42% to 10.58%
Templeton Foreign Securities Fund Class I	5,670	$155.77 to $1,561.64	1,342,404	1.34%	0.60% to 0.75%	17.98% to 18.16%
Franklin Templeton Variable Insurance Products Trust:
AllianceBernstein Growth and Income Portfolio Class A	18,410	$136.96 to $1,372.98	2,915,703	0.87%	0.60% to 0.75%	10.63% to 10.80%
AllianceBernstein Small Cap Value Portfolio Class A	8,356	$162.55 to $1,629.57	1,562,996	0.22%	0.60% to 0.75%	18.41% to 18.59%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	4,011	$125.06 to $1,253.71	550,065	0.00%	0.60% to 0.75%	8.37% to 8.53%
MFS Value Series Initial Class	14,385	$140.68 to $1,410.33	2,339,582	0.45%	0.60% to 0.75%	14.32% to 14.49%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	1,191	$136.34 to $1,366.84	165,116	1.01%	0.60% to 0.75%	10.28% to 10.45%
Putnam VT International Equity Fund Class IB	955	$146.87 to $1,472.35	297,222	1.70%	0.60% to 0.75%	15.33% to 15.50%
Putnam VT Voyager Fund Class IB	2,733	$122.96 to $1,232.65	777,349	0.21%	0.60% to 0.75%	4.25% to 4.40%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	6,172	$133.09	821,499	1.24%	0.95%	12.25%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Vanguard Total Bond Market Index Portfolio	4,128	$107.20	442,482	3.52%	0.95%	3.22%
Vanguard High Yield Bond Portfolio	3,298	$122.54	404,091	4.53%	0.95%	7.50%
Vanguard Mid Cap Index Portfolio	4,286	$153.38	657,363	0.48%	0.95%	19.18%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	4,885	$105.48 to $1,057.43	579,942	3.75%	0.60% to 0.75%	3.59% to 3.74%
Van Kampen Emerging Markets Debt Portfolio Class I	1,732	$124.06 to $1,243.75	270,709	6.72%	0.60% to 0.75%	9.24% to 9.40%
Van Kampen U.S. Real Estate Portfolio Class I	14,908	$174.02 to $1,744.52	2,902,313	1.53%	0.60% to 0.75%	35.38% to 35.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximim ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP
Columbus, Ohio
March 2, 2009

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of (Loss) Income

(in millions)

	Years ended December 31,
	2008	2007	2006
Revenues:
Policy charges	$1,168.0	$1,208.3	$1,132.6
Premiums	283.5	291.7	308.3
Net investment income	1,687.0	1,975.8	2,058.5
Net realized investment (losses) gains	(1,439.3)	(166.2)	7.1
Other income	6.4	7.5	0.2

Total revenues	1,705.6	3,317.1	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Benefits and claims	660.3	479.3	450.3
Policyholder dividends	26.4	24.5	25.6
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Interest expense, primarily with Nationwide Financial Services, Inc. (NFS)	61.8	70.0	65.5
Other operating expenses	516.1	529.5	536.8

Total benefits and expenses	3,069.7	2,734.4	2,858.6

(Loss) income from continuing operations before federal income tax (benefit) expense	(1,364.1)	582.7	648.1
Federal income tax (benefit) expense	(534.3)	128.5	28.7

(Loss) income from continuing operations	(829.8)	454.2	619.4
Cumulative effect of adoption of accounting principle, net of taxes	—	(6.0)	—

Net (loss) income	$(829.8)	$448.2	$619.4

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2008	2007
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $21,820.9 and $24,021.2)	$19,247.2	$23,933.4
Equity securities (amortized cost $30.9 and $69.6)	26.5	72.9
Mortgage loans on real estate, net	7,189.9	7,615.4
Short-term investments, including amounts managed by a related party	2,780.9	959.1
Other investments	1,305.5	1,330.8

Total investments	30,550.0	33,911.6

Cash	36.7	1.3
Accrued investment income	300.9	314.3
Deferred policy acquisition costs	4,423.9	3,997.4
Other assets	2,564.0	1,638.9
Separate account assets	46,936.9	69,676.5

Total assets	$84,812.4	$109,540.0

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$32,536.3	$31,998.4
Short-term debt	249.7	285.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,110.5	2,642.6
Separate account liabilities	46,936.9	69,676.5

Total liabilities	82,533.4	105,302.8

Shareholder’s equity:
Common stock ($1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares)	3.8	3.8
Additional paid-in capital	613.2	274.4
Retained earnings	2,973.2	4,049.5
Accumulated other comprehensive loss	(1,311.2)	(90.5)

Total shareholder’s equity	2,279.0	4,237.2

Total liabilities and shareholder’s equity	$84,812.4	$109,540.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income (loss)	Total shareholder’s equity
Balance as of December 31, 2005	3.8	274.4	3,894.4	93.6	4,266.2

Dividends to NFS	—	—	(375.0)	—	(375.0)

Comprehensive income:
Net income	—	—	619.4	—	619.4
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					554.5

Balance as of December 31, 2006	3.8	274.4	4,138.8	28.7	4,445.7

Dividends to NFS	—	—	(537.5)	—	(537.5)

Comprehensive income:
Net income	—	—	448.2	—	448.2
Other comprehensive loss, net of taxes	—	—	—	(119.2)	(119.2)

Total comprehensive income					329.0

Balance as of December 31, 2007	$3.8	$274.4	$4,049.5	$(90.5)	$4,237.2

Dividends to NFS			(246.5)		(246.5)
Capital contributed by NFS		338.8			338.8

Comprehensive income:
Net loss			(829.8)		(829.8)
Other comprehensive loss, net of taxes				(1,220.7)	(1,220.7)

Total comprehensive loss					(2,050.5)

Balance as of December 31, 2008	$3.8	$613.2	$2,973.2	$(1,311.2)	$2,279.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(829.8)	$448.2	$619.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses (gains)	1,439.3	166.2	(7.1)
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Capitalization of deferred policy acquisition costs	(572.2)	(612.6)	(569.6)
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Amortization and depreciation	6.7	22.3	46.6
Decrease (increase) in other assets	64.5	557.4	(336.2)
(Decrease) increase in policy and other liabilities	(226.1)	(331.8)	54.1
(Increase) decrease in derivative assets	(1,030.7)	(146.9)	38.2
Increase in derivative liabilities	153.9	101.5	174.7
Other, net	3.7	8.5	0.1

Net cash provided by operating activities	814.4	1,843.9	1,800.6

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	3,935.6	4,379.8	5,128.6
Proceeds from sale of securities available-for-sale	4,185.2	4,657.5	2,267.3
Proceeds from repayments or sales of mortgage loans on real estate	763.1	2,467.7	2,430.8
Cost of securities available-for-sale acquired	(6,831.8)	(8,008.3)	(5,658.9)
Cost of mortgage loans on real estate originated or acquired	(358.7)	(1,887.0)	(2,180.4)
Net decrease (increase) in short-term investments	(1,827.0)	762.9	(125.4)
Collateral received (paid), net	603.4	(175.6)	(332.6)
Other, net	(34.0)	(68.6)	52.1

Net cash provided by investing activities	435.8	2,128.4	1,581.5

Cash flows from financing activities:
Net increase (decrease) in short-term debt	(35.6)	210.1	(167.1)
Capital contributed by NFS	153.4	—	—
Cash dividends paid to NFS	(181.8)	(537.5)	(375.0)
Investment and universal life insurance product deposits and other additions	3,511.1	3,586.1	3,400.8
Investment and universal life insurance product withdrawals and other deductions	(4,795.9)	(7,230.2)	(6,241.2)
Other, net	134.0	—	—

Net cash used in financing activities	(1,214.8)	(3,971.5)	(3,382.5)

Net increase (decrease) in cash	35.4	0.8	(0.4)
Cash, beginning of period	1.3	0.5	0.9

Cash, end of period	$36.7	$1.3	$0.5

Supplemental Non-cash Disclosure:
Dividends paid to NFS	$(64.6)	$—	$—
Capital contributed by NFS	185.4	—	—
See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by NFS, a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

On August 6, 2008, NFS entered into a definitive agreement for NMIC, and Nationwide Corporation (Nationwide Corp.)., to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash. The transaction closed on January 1, 2009 and NFS became a privately held subsidiary of Nationwide Corp.

Wholly-owned subsidiaries of NLIC as of December 31, 2008 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers. The Company also distributes products through the agency distribution force of its ultimate parent company, NMIC.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC); whether an available-for-sale security is other-than-temporarily impaired, valuation allowances for mortgage loans on real estate; valuation of derivatives; the liability for future policy benefits and claims, including the valuation of embedded derivative resulting from living benefit contracts; and federal income tax provision. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company determined that certain cash flows related to future policy benefits and claims totaling $111.9 million for the three months ended March 31, 2008, which were included as cash flows provided by operating activities on the condensed consolidated statements of cash flows in the applicable Quarterly Report on Form 10-Q, should have been presented as financing activities. The net cash provided by operating activities for the three months ended March 31, 2008 as originally filed and revised was $351.1 million and $239.2 million, respectively. The net cash used in financing activities for the three months ended March 31, 2008 as originally filed and revised was $368.9 million and $257.0 million, respectively. They will be presented in that manner on a comparative basis in the 2009 filings. The consolidated statement of cash flows for 2008 included in this filing reflects the revised presentation described above.

Certain items in the 2007 and 2006 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of (loss) income, and the minority interest liability is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions were eliminated in consolidation.

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement. For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. The Company also utilized broker quotes in pricing securities or to validate modeled prices.

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For debt securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due. Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security. Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been , or if it is probable that, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date. The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Changes in the valuation allowance are recorded in net realized investment gains and losses. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities. The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets. Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. The Company carries cash and cash equivalents at cost, which approximates fair value.

(f) Deferred Policy Acquisition Costs

Investment and universal life insurance products. The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses. Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses. The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product. The Company reviews this assumption, like others, as part of its annual process. If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below). Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index. The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date. The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions. When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves. This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses. The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends. Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance. This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $221.6 million pre-tax, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $196.4 million; Retirement Plans - $10.5 million; and Individual Protection - $14.7 million. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $167.0 million increase in DAC and benefit to DAC amortization and other related balances. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance. The remainder of the increase in DAC and benefit to DAC amortization and other related balances resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization and other related balances. This was partially offset by a $24.2 million decrease in DAC and increase in DAC amortization and other related balances due to increasing estimated lapse rates for fixed annuity and BOLI products.

During the second quarter of 2007, the Company added a new feature to its existing guaranteed minimum withdrawal benefit rider, Lifetime Income (L.inc). This new feature resulted in a substantial change in the existing contracts and, therefore, an extinguishment of the DAC associated with those contracts pursuant to the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). As a result, the Company eliminated existing DAC and other related balances resulting in a $135.0 million pre-tax charge.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked. The unlocked assumptions primarily related to lapse and spread assumptions in the Individual Investments segment, the assumed growth rate on deposits per contract in the Retirement Plans segment, and mortality and lapse assumptions in the Individual Protection segment. Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustments: 1) a decrease in DAC and additional DAC amortization of $13.4 million; 2) a decrease in other assets and additional benefits and claims of $0.6 million; and 3) a decrease in unearned revenue liability and additional administrative fees of $3.1 million. The net impact of this activity was a $10.9 million unfavorable pre-tax adjustment to net income in the second quarter of 2008, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $9.4 million unfavorable; Retirement Plans - $2.3 million unfavorable; and Individual Protection - $0.8 million favorable.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $177.2 million pre-tax in the Individual Investments segment. During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns. Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $243.1 million pre-tax in the Individual Investments segment. The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking as described above. The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable. The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters. Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(g) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities. Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

(h) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust related to the Company’s medium-term note (MTN) program equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(i) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2008 (6% in 2007 and 8% in 2006), 44% of the number of life insurance policies in force in 2008 (48% in 2007 and 50% in 2006) and 7% of life insurance statutory premiums in 2008 (7% in 2007 and 5% in 2006). The provision for policyholder dividends was based on the current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(j) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of (loss) income. Management has established reserves in accordance with FIN 48 based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(k) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

(l) Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies. The Company has presented its consolidated financial statements and accompanying notes as applicable for all periods presented to retroactively apply the adoption of this change in accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the impact of the change in accounting principle described above for the years ended December 31:

(in millions)	2007	2006
Other operating expenses	$2.8	$5.0
Net income	(1.9)	(3.1)
The cumulative effect of the change on retained earnings as of January 1, 2006 was an $11.0 million increase.

(3)	Recently Issued Accounting Standards
In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company will adopt FSP EITF 99-20-1 effective December 31, 2008 and will apply the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, (FSP FAS 140-4 and FIN 46R-8). FSP FAS 140-4 and FIN 46R-8 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FSP will be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46R-8 effective December 31, 2008. See Note 17 for the required disclosures.

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting. In doing so, the asset should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption. The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). EITF 08-6 clarifies how to account for certain transactions and impairment considerations involving equity method investments. Specifically, EITF 08-6 notes: 1) an entity shall measure its equity method investment initially at cost 2) an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and an equity method investor shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment 3) an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This Issue shall be is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt EITF 08-6 effective January 1, 2009 and will apply the standard prospectively, as is required.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk. FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4 effective for the December 31, 2008 reporting period. See Note 5 for the required disclosures

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not the C result in a change in its current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company currently is evaluating the new disclosures required under SFAS 161 and will adopt it March 31, 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2). This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008. FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance. The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2. However, the Company does not expect such application to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Accordingly, SFAS 141R establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide). For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007. On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1. The Company will monitor the FASB and AICPA deliberations regarding this standard.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company adopted FSP FIN 39-1 effective January 1, 2008. The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral. The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 for commercial mortgage loans held for sale effective January 1, 2008, which did not have a material impact on the Company’s financial position or results of operations. The Company will assess the fair value election for new financial assets or liabilities on a prospective basis. See Note 4 for disclosures required by SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations. See Note 4 for disclosures required by SFAS 157.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. The Company adopted SAB 108 effective December 31, 2006. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company adopted SFAS 156 effective January 1, 2007. SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS 155 effective January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2005, AcSEC issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007, which resulted in a $6.0 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(4)	Fair Value Measurements
Fair Value Option

As described in Note 3, the Company adopted SFAS 159 effective January 1, 2008 and elected SFAS 159 fair value treatment for commercial mortgage loans held for sale. Accordingly, the Company now records in earnings all market fluctuations associated with this portfolio. The Company previously recorded such loans at the lower of cost or market value. Balances for these loans will be measured at fair value prospectively with unrealized gains and losses included as a component of net realized investment gains and losses. The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$561.3	$10.0	$—	$571.3
Obligations of states and political subdivisions	—	217.1	—	217.1
Debt securities issued by foreign governments	—	38.9	—	38.9
Corporate securities	—	10,135.7	1,220.8	11,356.5
Mortgage-backed securities	520.8	1,936.4	2,219.6	4,676.8
Asset-backed securities	—	1,218.4	1,168.2	2,386.6

Total fixed maturity securities	1,082.1	13,556.5	4,608.6	19,247.2
Equity securities	1.4	15.2	9.9	26.5

Total securities available-for-sale	1,083.5	13,571.7	4,618.5	19,273.7

Mortgage loans held for sale1	—	—	124.5	124.5
Short-term investments	36.2	2,744.7	—	2,780.9

Total investments	1,119.7	16,316.4	4,743.0	22,179.1

Cash	36.7	—	—	36.7
Derivative assets2	—	708.5	597.6	1,306.1
Separate account assets3.5	9,530.3	35,270.0	2,136.6	46,936.9

Total assets	$10,686.7	$52,294.9	$7,477.2	$70,458.8

Liabilities
Future policy benefits and claims4	$—	$—	$(1,739.7)	$(1,739.7)
Derivative liabilities2	(6.0)	(385.9)	(4.2)	(396.1)

Total liabilities	$(6.0)	$(385.9)	$(1,743.9)	$(2,135.8)

1	Carried at fair value as elected under SFAS 159.
2	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments, equity option contracts and interest rate futures contracts.
3	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
4
Related to embedded derivatives associated with living benefit contracts. The Company’s guaranteed minimum accumulation benefits (GMABs), guaranteed lifetime withdrawal benefits (GLWBs) and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings. This balance also includes embedded derivatives associated with fixed equity-indexed annuities (EIA) that provide for interest earnings that are linked to the performance of specified equity market indices.

5	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the year ended December 31, 2008:

		Net investment gains (losses)						Change in unrealized gains (losses) in earnings due to assets still held
(in millions)	Balance as of December 31, 2007	In earnings (realized and unrealized)1	In OCI (unrealized)2	Purchases, issuances, sales and settlements	Transfers in to Level 3	Transfers out of Level 3	Balance as of December 31, 2008
Assets
Investments:
Securities available-for-sale3 :
Fixed maturity securities
Corporate securities	$1,429.5	$(179.4)	$(230.7)	$(360.3)	$816.6	$(254.9)	$1,220.8	$—
Mortgage-backed securities	176.6	(283.4)	(556.9)	(139.8)	3,029.4	(6.3)	2,219.6	—
Asset-backed securities	754.4	(382.4)	(539.0)	11.3	1,469.8	(145.9)	1,168.2	—

Total fixed maturity securities	2,360.5	(845.2)	(1,326.6)	(488.8)	5,315.8	(407.1)	4,608.6	—
Equity securities	1.4	(54.9)	(5.7)	28.7	40.4	—	9.9	—

Total securities available-for-sale	2,361.9	(900.1)	(1,332.3)	(460.1)	5,356.2	(407.1)	4,618.5	—
Mortgage loans held for sale	86.1	(49.3)	—	87.7	—	—	124.5	(49.3)
Short-term investments	371.9	—	—	—	—	(371.9)	—	—

Total investments	2,819.9	(949.4)	(1,332.3)	(372.4)	5,356.2	(779.0)	4,743.0	(49.3)

Derivative assets	166.6	405.4	4.4	21.2	—	—	597.6	394.0
Separate account assets4.6	2,258.3	310.1	—	509.4	16.8	(958.0)	2,136.6	333.9

Total assets	$5,244.8	$(233.9)	$(1,327.9)	$158.2	$5,373.0	$(1,737.0)	$7,477.2	$678.6

Liabilities
Future policy benefits and claims5	$(128.9)	$(1,602.1)	$—	$(8.7)	$—	$—	$(1,739.7)	$1,602.1
Derivative liabilities	(16.3)	3.9	—	8.2	—	—	(4.2)	(12.0)

Total liabilities	$(145.2)	$(1,598.2)	$—	$(0.5)	$—	$—	$(1,743.9)	$1,590.1

1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 5 for a discussion of NAIC Designations). Equity securities represent holdings in non-registered mutual funds with significant unobservable inputs.

4
Comprised of non-registered mutual funds with significant unobservable and/or liquidity restrictions. The net unrealized investment loss on these non-registered mutual funds is attributable to contractholders and, therefore, is not included in the Company’s earnings.

5
Relates to GMAB, GMWB and EIA embedded derivatives associated with contracts with living benefit riders. Related derivatives are internally valued. The valuation of guaranteed minimum benefit embedded derivatives is based on capital market and actuarial risk assumptions, including risk margin considerations reflecting policyholder behavior. The Company uses observable inputs, such as published swap rates, in its capital market assumptions. Actuarial assumptions, including lapse behavior and mortality rates, are based on actual experience.

6	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Transfers

The Company will review its fair value hierarchy classifications quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity. As a result, there have been significant changes in certain inputs which led to transfers into Level 3. During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments. The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate. In the current year, mortgage loans held for sale are included in the above SFAS 157 disclosure, as the Company elected to carry these assets at fair value under SFAS 159 (effective January 1, 2008).

Policy loans: The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt: The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt: The fair values for senior notes are based on quoted market prices. The fair values of the junior subordinated debentures issued to a related party are based on quoted market prices of the capital securities of Nationwide Financial Services Capital Trust I (Trust I), which approximate the fair value of this obligation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Mortgage loans on real estate, net	$7,065.4	$6,335.3	$7,615.4	$7,659.9
Policy loans	767.4	767.4	687.9	687.9

Liabilities
Investment contracts	(24,978.2)	(18,905.4)	(24,671.0)	(23,084.7)
Short-term debt	(249.7)	(249.7)	(285.3)	(285.3)
Long-term debt, payable to NFS	(700.0)	(568.7)	(700.0)	(751.3)

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans. In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period. With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds. As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps. In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s MTN program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in the fair value of liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps.

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company. As of December 31, 2008, approximately 71% of separate account assets were invested in equity mutual funds (approximately 82% as of December 31, 2007). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

The Company’s long-term assumption for net separate account returns is 7% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than if the Company’s long-term assumption for net separate account returns were realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine the need for unlocking. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the designated GMDB obligation. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic and accounting hedges are not perfectly offset. Therefore, the economic hedging activity is likely to lead to earnings volatility. As of December 31, 2008 and 2007, the Company’s net amount at risk was $8,718.7 million and $519.9 million before reinsurance, respectively, and $7,329.9 million and $317.2 million net of reinsurance, respectively. As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $247.9 million and $38.9 million, respectively.

The Company also offers certain variable annuity products with guaranteed minimum accumulation benefit (GMAB), guaranteed lifetime withdrawal benefit (GLWB) and hybrid GMAB/GLWB riders (collectively referred to as living benefits). A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the time of issuance of a variable annuity contract. In some cases, the contractholder also has the option, after a specified time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the terms in the GMAB rider limit policyholder asset allocation by either (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company.

Beginning in March 2005, the Company began offering a hybrid GMAB/GLWB through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit election at the end of the GMAB feature. Upon maturity of the GMAB, the contractholder can elect the lifetime withdrawal benefit, which would continue for the duration of the insured’s life; elect a new CPPLI rider; or drop the rider completely and continue the variable annuity contract without any rider. If the lifetime withdrawal benefit is elected and the insured’s contract value is exhausted through such withdrawals and market conditions, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contractholder has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.inc), a stand-alone GLWB, to complement CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above in that L.inc and CPPLI both have guaranteed withdrawal rates that increase based on the age at which the contractholder begins taking income. The withdrawal rates are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder. The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a ratchet feature that is driven by account performance and a roll-up feature that is driven by policy duration. Generally, the longer the contractholder waits before commencing withdrawals, the greater the guaranteed lifetime income. One key difference between L.inc and CPPLI is that the charge associated with L.inc is assessed against the benefit base. This is a risk mitigation feature as it alleviates much of the uncertainty around account performance and customer withdrawal patterns, both of which can lead to lower than expected revenue streams if the charge were assessed on account value. In June 2007, the Company added a feature to L.inc to allow for a lump settlement in lieu of lifetime withdrawals in certain situations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility. As of December 31, 2008 and 2007, the net balance of the embedded derivatives for living benefits was a liability of $1.70 billion and $91.9 million, respectively. The Company does not expect any meaningful level of claims under the living benefit features for several years and believes any such claims would be mitigated by its economic hedging program.

Similar to the Company’s economic hedging for GMDBs, the living benefits features are also being economically hedged. The primary risks being hedged are the exposures associated with declining equity market returns and downward interest rate movements. The Company employs a variety of instruments to mitigate this exposure including S&P 500 Index futures, U.S. Treasury futures, interest rate swaps and long-dated over-the-counter put options. The positions used in the economic hedging program are not designated as hedges and, therefore, hedge accounting is not applied. The living benefits hedging program is designed to offset changes in the economic value of the living benefits obligation to contractholders. Changes in the fair value of the embedded derivatives are likely to create volatility in earnings. The hedging activity associated with changes in the economic value of the living benefits obligations will likely mitigate a portion of this earnings volatility.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will be consistent with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net gain of $8.3 million, a net loss of $2.4 million and a net gain of $2.9 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $3.1 million, a net loss of $1.4 million and a net loss of $1.5 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003 the Company entered into a hedge of a forecasted purchase of shares of a mutual fund tied to the S&P 500 Index where delivery of the shares will occur in 2033.

During 2008, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $58.2 million, a net loss of $12.4 million and a net loss of $0.5 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, variable annuity contracts resulted in net losses of $442.5 million, $51.8 million, $11.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships.

For the years ended December 31, 2008, 2007 and 2006, net losses of $3.6 million, $0.5 million and $10.6 million, respectively, were recorded in net realized investment gains and losses reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. No additional net gains were recorded to reflect the change in spot rates of foreign currency denominated obligations during the year ended December 31, 2008 compared to none for the year ended December 31, 2007, and a net gain of $14.1 million for the year ended December 31, 2006.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2008	2007
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,218.4	$1,692.9
Pay variable/receive fixed rate swaps hedging investments	924.5	21.0
Pay variable/receive variable rate swaps hedging liabilities	200.0	—
Pay fixed/receive variable rate swaps hedging liabilities	1,993.7	1,120.7
Pay variable/receive fixed rate swaps hedging liabilities	3,856.3	343.1
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	343.7	375.5
Hedging foreign currency denominated liabilities	463.4	1,144.1
Credit default swaps	271.2	300.3
Other non-hedging instruments	431.0	518.1
Equity option/futures contracts	3,675.3	2,361.8
Interest rate futures contracts	281.1	371.3

Total	$13,658.6	$8,248.8

The notional value is the amount upon which exchanges of interest are based. Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index. When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor. In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring. There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $18.8 million in 2008 and no losses in 2007 or 2006, on such contracts. The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
(in millions)	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Single sector exposure:
Consumer goods	$—	$—	$6.0	$(0.8)	$—	$—	$6.0	$(0.8)
Financial	—	—	35.0	(5.8)	13.0	(0.5)	48.0	(6.3)
Oil & gas pipelines	10.0	—	15.0	(0.8)	—	—	25.0	(0.8)
Services	—	—	—	—	35.0	(3.0)	35.0	(3.0)
Utilities	4.5	—	—	—	—	—	4.5	—

Total single sector exposure	14.5	—	56.0	(7.4)	48.0	(3.5)	118.5	(10.9)
Index exposure:
Corporate bonds	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total index exposure	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total	$14.5	$—	$56.0	$(7.4)	$158.9	$(3.8)	$229.4	$(11.2)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$20.1	$—	$97.4
U. S. Government agencies1	384.6	89.3	—	473.9
Obligations of states and political subdivisions	223.0	1.5	7.4	217.1
Debt securities issued by foreign governments	33.9	5.0	—	38.9
Corporate securities
Public	8,042.9	85.4	1,040.3	7,088.0
Private	4,589.0	49.5	370.0	4,268.5
Mortgage-backed securities	5,248.2	68.2	639.6	4,676.8
Asset-backed securities	3,222.0	19.7	855.1	2,386.6

Total fixed maturity securities	21,820.9	338.7	2,912.4	19,247.2
Equity securities	30.9	0.7	5.1	26.5

Total securities available-for-sale	$21,851.8	$339.4	$2,917.5	$19,273.7

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$110.8	$14.3	$0.4	$124.7
U. S. Government agencies	406.1	61.2	—	467.3
Obligations of states and political subdivisions	245.3	1.6	2.7	244.2
Debt securities issued by foreign governments	40.0	2.5	0.1	42.4
Corporate securities
Public	8,253.8	133.4	161.6	8,225.6
Private	5,474.2	131.7	57.6	5,548.3
Mortgage-backed securities	5,855.9	31.3	98.4	5,788.8
Asset-backed securities	3,635.1	31.2	174.2	3,492.1

Total fixed maturity securities	24,021.2	407.2	495.0	23,933.4
Equity securities	69.6	4.8	1.5	72.9

Total securities available-for-sale	$24,090.8	$412.0	$496.5	$24,006.3

1	Includes $134.7 million of securities explicitly backed by the full faith and credit of the U.S. Government.
The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period. In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $634.2 million and $674.4 million, and gross unrealized losses of $366.6 million and $28.3 million, as of December 31, 2008 and December 31, 2007, respectively. Of these securities in an unrealized loss position as of December 31, 2008, $104.7 million, or 18%, were in an unrealized loss position for more than one year compared to $149.3 million, or 39%, as of December 31, 2007. As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,086.7	$1,081.9
Due after one year through five years	6,697.6	6,173.1
Due after five years through ten years	2,704.5	2,537.5
Due after ten years	2,861.9	2,391.4

Subtotal	13,350.7	12,183.9
Mortgage-backed securities	5,248.2	4,676.7
Asset-backed securities	3,222.0	2,386.6

Total	$21,820.9	$19,247.2

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007
Net unrealized losses, before adjustments and taxes	$(2,578.1)	$(84.5)
Change in fair value attributable to fixed maturity securities designated in fair value hedging relationships	(57.8)	—

Total net unrealized losses, before adjustments and taxes	(2,635.9)	(84.5)
Adjustment to deferred policy acquisition costs	615.9	87.1
Adjustment to future policy benefits and claims	43.8	(77.7)
Deferred federal income tax benefit	691.7	26.1

Net unrealized losses	$(1,284.5)	$(49.0)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table presents an analysis of the net increase in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities	$(2,485.9)	$(166.0)	$(161.0)
Equity securities	(7.7)	(2.6)	(1.1)

Net increase	$(2,493.6)	$(168.6)	$(162.1)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2008:
Fixed maturity securities:
Obligations of states and political subdivisions	$94.9	$3.5	$29.3	$3.9	$124.2	$7.4
Corporate securities
Public	3,678.8	700.8	1,233.6	339.5	4,912.4	1,040.3
Private	2,108.1	262.1	838.6	107.9	2,946.7	370.0
Mortgage-backed securities	592.1	149.1	1,694.3	490.6	2,286.4	639.7
Asset-backed securities	1,026.9	248.6	1,171.4	606.4	2,198.3	855.0

Total fixed maturity securities	7,500.8	1,364.1	4,967.2	1,548.3	12,468.0	2,912.4
Equity securities	11.2	4.9	3.4	0.2	14.6	5.1

Total	$7,512.0	$1,369.0	$4,970.6	$1,548.5	$12,482.6	$2,917.5

% of total gross unrealized losses		47%		53%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$16.4	$0.4	$2.6	$—	$19.0	$0.4
U.S. Government agencies	—	—	13.9	—	13.9	—
Obligations of states and political subdivisions	15.4	0.1	149.6	2.6	165.0	2.7
Debt securities issued by foreign governments	11.5	0.1	—	—	11.5	0.1
Corporate securities
Public	2,354.0	95.2	1,966.8	66.4	4,320.8	161.6
Private	680.6	17.1	1,814.7	40.5	2,495.3	57.6
Mortgage-backed securities	1,227.8	23.7	2,466.4	74.7	3,694.2	98.4
Asset-backed securities	1,453.8	127.1	1,078.1	47.1	2,531.9	174.2

Total fixed maturity securities	5,759.5	263.7	7,492.1	231.3	13,251.6	495.0
Equity securities	17.1	1.5	0.1	—	17.2	1.5

Total	$5,776.6	$265.2	$7,492.2	$231.3	$13,268.8	$496.5

% of total gross unrealized losses		53%		47%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $1.55 billion, or 53% of the Company’s total unrealized losses on fixed maturity securities. Of this total, $1.31 billion, or 85%, were classified as investment grade securities, as defined by the National Association of Insurance Commissioners (NAIC).

As of December 31, 2008, 1,913, or 65%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 1,725, or 53%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs. These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements. In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in those sectors. It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize as of the dates indicated the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$50.0	$16.4	$66.4	$1.7	$0.1	$1.8	$51.7	$16.5	$68.2
94.9% - 90.0%	94.0	28.3	122.3	5.2	6.2	11.4	99.2	34.5	133.7
89.9% - 85.0%	82.8	32.2	115.0	7.9	7.3	15.2	90.7	39.5	130.2
84.9% - 80.0%	94.1	27.2	121.3	14.5	7.1	21.6	108.6	34.3	142.9
Below 80.0%	453.1	150.5	603.6	159.6	172.1	331.7	612.7	322.6	935.3

Total	774.0	254.6	1,028.6	188.9	192.8	381.7	962.9	447.4	1,410.3

Mortgage-backed securities
99.9% - 95.0%	1.1	2.9	4.0	—	—	—	1.1	2.9	4.0
94.9% - 90.0%	5.7	14.4	20.1	0.1	—	0.1	5.8	14.4	20.2
89.9% - 85.0%	13.8	23.9	37.7	5.7	—	5.7	19.5	23.9	43.4
84.9% - 80.0%	14.0	40.0	54.0	17.1	10.0	27.1	31.1	50.0	81.1
Below 80.0%	91.5	377.4	468.9	—	22.0	22.0	91.5	399.4	490.9

Total	126.1	458.6	584.7	22.9	32.0	54.9	149.0	490.6	639.6

Asset-backed securities
99.9% - 95.0%	4.9	2.0	6.9	0.4	—	0.4	5.3	2.0	7.3
94.9% - 90.0%	15.5	18.6	34.1	1.0	—	1.0	16.5	18.6	35.1
89.9% - 85.0%	23.3	27.5	50.8	0.3	0.8	1.1	23.6	28.3	51.9
84.9% - 80.0%	15.3	33.7	49.0	0.1	1.0	1.1	15.4	34.7	50.1
Below 80.0%	171.0	513.0	684.0	16.9	9.8	26.7	187.9	522.8	710.7

Total	230.0	594.8	824.8	18.7	11.6	30.3	248.7	606.4	855.1

Other fixed maturity securities1
99.9% - 95.0%	1.3	—	1.3	—	—	—	1.3	—	1.3
94.9% - 90.0%	2.2	—	2.2	—	—	—	2.2	—	2.2
89.9% - 85.0%	—	3.9	3.9	—	—	—	—	3.9	3.9
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	3.5	3.9	7.4	—	—	—	3.5	3.9	7.4

Total fixed maturity securities available-for-sale
99.9% - 95.0%	57.3	21.3	78.6	2.1	0.1	2.2	59.4	21.4	80.8
94.9% - 90.0%	117.4	61.3	178.7	6.3	6.2	12.5	123.7	67.5	191.2
89.9% - 85.0%	119.9	87.5	207.4	13.9	8.1	22.0	133.8	95.6	229.4
84.9% - 80.0%	123.4	100.9	224.3	31.7	18.1	49.8	155.1	119.0	274.1
Below 80.0%	715.6	1,040.9	1,756.5	176.5	203.9	380.4	892.1	1,244.8	2,136.9

Total	$1,133.6	$1,311.9	$2,445.5	$230.5	$236.4	$466.9	$1,364.1	$1,548.3	$2,912.4

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$21.2	$43.6	$64.8	$12.9	$5.2	$18.1	$34.1	$48.8	$82.9
94.9% - 90.0%	18.0	30.3	48.3	13.3	4.5	17.8	31.3	34.8	66.1
89.9% - 85.0%	16.5	10.7	27.2	3.1	6.3	9.4	19.6	17.0	36.6
84.9% - 80.0%	2.1	0.4	2.5	3.0	0.2	3.2	5.1	0.6	5.7
Below 80.0%	7.5	—	7.5	14.7	5.7	20.4	22.2	5.7	27.9

Total	65.3	85.0	150.3	47.0	21.9	68.9	112.3	106.9	219.2

Mortgage-backed securities
99.9% - 95.0%	18.6	35.3	53.9	—	—	—	18.6	35.3	53.9
94.9% - 90.0%	5.1	39.4	44.5	—	—	—	5.1	39.4	44.5
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	23.7	74.7	98.4	—	—	—	23.7	74.7	98.4

Asset-backed securities
99.9% - 95.0%	14.7	13.2	27.9	0.2	—	0.2	14.9	13.2	28.1
94.9% - 90.0%	26.9	13.7	40.6	—	—	—	26.9	13.7	40.6
89.9% - 85.0%	18.0	8.6	26.6	—	—	—	18.0	8.6	26.6
84.9% - 80.0%	14.2	5.8	20.0	—	—	—	14.2	5.8	20.0
Below 80.0%	53.0	5.8	58.8	0.1	—	0.1	53.1	5.8	58.9

Total	126.8	47.1	173.9	0.3	—	0.3	127.1	47.1	174.2

Other fixed maturity securities1
99.9% - 95.0%	0.6	1.4	2.0	—	—	—	0.6	1.4	2.0
94.9% - 90.0%	—	1.2	1.2	—	—	—	—	1.2	1.2
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	0.6	2.6	3.2	—	—	—	0.6	2.6	3.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	55.1	93.5	148.6	13.1	5.2	18.3	68.2	98.7	166.9
94.9% - 90.0%	50.0	84.6	134.6	13.3	4.5	17.8	63.3	89.1	152.4
89.9% - 85.0%	34.5	19.3	53.8	3.1	6.3	9.4	37.6	25.6	63.2
84.9% - 80.0%	16.3	6.2	22.5	3.0	0.2	3.2	19.3	6.4	25.7
Below 80.0%	60.5	5.8	66.3	14.8	5.7	20.5	75.3	11.5	86.8

Total	$216.4	$209.4	$425.8	$47.3	$21.9	$69.2	$263.7	$231.3	$495.0

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 27% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%. In addition, 84% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC. Of the Company’s investments in unrealized loss positions classified as non-investment grade, 49% have been in an unrealized loss position for less than one year.

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements. For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies. The NAIC also assigns ratings to securities that do not receive public ratings. The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality). Of the Company’s general account fixed maturity securities, 92% and 94% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
1	Aaa/Aa/A	$13,870.1	$12,497.7	$16,765.5	$16,662.7
2	Baa	5,961.0	5,210.2	5,730.3	5,784.3
3	Ba	1,192.9	953.8	1,101.6	1,078.3
4	B	529.7	366.5	325.0	316.8
5	Caa and lower	166.9	128.9	60.2	52.7
6	In or near default	100.3	90.1	38.6	38.6

	Total	$21,820.9	$19,247.2	$24,021.2	$23,933.4

1        NAIC Designations are assigned at least annually. Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2        Comparisons between NAIC and Moody’s designations are published by the NAIC. If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs. When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery. These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral. The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs. Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate. Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages. The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores. Second-lien mortgage loans are also considered Sub-prime. The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $1,718.7 million and $1,335.8 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $612.7 million and $480.2 million, respectively. As of December 31, 2008, 75% and 84% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better. In addition, 68% and 76% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company’s investments in commercial mortgage-backed securities (CMBS). These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties. Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages. As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $1.26 billion and $853.0 million, respectively, while the December 31, 2007 amortized cost was $1.10 billion and estimated fair value was $1.08 billion.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $4.19 billion, $4.65 billion and $2.27 billion, respectively. During 2008, gross gains of $32.9 million ($70.0 million and $61.6 million in 2007 and 2006, respectively) and gross losses of $23.9 million ($70.2 million and $64.1 million in 2007 and 2006, respectively) were realized on those sales.

Real estate held for use was $9.8 million and $17.8 million as of December 31, 2008 and 2007, respectively. These assets are carried at cost less accumulated depreciation, which was $2.1 million and $3.6 million as of December 31, 2008 and 2007, respectively. The carrying value of real estate held for sale was $6.8 million as of December 31, 2008 (compared to no real estate held for sale as of December 31, 2007.)

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 2%, 23% and 34%, respectively, of the Company’s general account mortgage loan portfolio, compared to 2%, 24% and 33%, respectively, as of December 31, 2007.

As of December 31, 2008 and 2007, the carrying value of commercial mortgage loans on real estate considered specifically impaired was $35.4 million and $7.4 million, respectively, for which a $13.6 million and $3.0 million valuation allowance had been established, respectively. No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006
Allowance, beginning of period	$23.1	$34.3	$31.1
Net change in allowance	16.4	(11.2)	3.2

Allowance, end of period	$39.5	$23.1	$34.3

The Company has securitized commercial mortgage loans on real estate to third parties. The Company, as the transferor, has continuing involvement in these loans which consists of receiving servicing fees on loans which the Company has transferred.

The Company did not participate in any securitization arrangements during 2008. During 2008, the Company received $0.6 million in servicing fees related to financial assets where there is a continuing involvement from the securitization of commercial mortgage loans on real estate. During 2007, the Company received proceeds of $928.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized losses of $7.3 million on these loans, and received $0.7 million in servicing fees related to loans securitized in 2007 and before. During 2006, the Company received proceeds of $545.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized gains of $5.3 million on these loans, and received $0.4 million in servicing fees related to loans securitized in 2006 and before.

The Company provides a representations and warranties letter to the transferee for each securitization arrangement. If it is found that the Company has made a misrepresentation, it could be required to provide financial support to the transferee or its beneficial interest holders. In 2008 and 2007, the Company was not required to provide any financial or other support that it was not previously contractually required to provide to the transferee or its beneficial interest holders.

The following table summarizes net realized investment (losses) gains from continuing operations by source for the years ended December 31:

(in millions)	2008	2007	2006
Total realized gains on sales, net of hedging losses	$1.9	$65.4	$88.8
Total realized losses on sales, net of hedging gains	(93.1)	(79.9)	(64.8)
Total other-than-temporary and other investment impairments	(1,051.4)	(116.4)	(17.1)
Credit default swaps	(9.8)	(7.5)	(1.1)
Derivatives and embedded derivatives associated with living benefit contracts	(500.7)	(26.7)	—
Derivatives associated with death benefits contracts	109.4	—	—
Other derivatives	104.4	(1.1)	1.3

Net realized investment (losses) gains	$(1,439.3)	$(166.2)	$7.1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities:
Corporate securities
Public	$191.1	$10.5	$4.6
Private	77.0	62.7	0.5
Mortgage-backed securities	313.5	—	—
Asset-backed securities	392.4	35.1	2.1

Total fixed maturity securities	974.0	108.3	7.2

Equity securities	60.2	—	—
Other	17.2	8.1	9.9

Total other-than-temporary and other investment impairments	$1,051.4	$116.4	$17.1

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2008	2007	2006
Securities available-for-sale:
Fixed maturity securities	$1,334.5	$1,370.5	$1,419.2
Equity securities	4.9	4.0	2.6
Mortgage loans on real estate	459.3	512.6	535.4
Short-term investments	16.1	28.7	47.3
Other	(74.3)	124.3	120.9

Gross investment income	1,740.5	2,040.1	2,125.4
Less investment expenses	53.5	64.3	66.9

Net investment income	$1,687.0	$1,975.8	$2,058.5

Fixed maturity securities with an amortized cost of $15.0 million and $8.3 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral with the objective of increasing the yield on its investments. The cash collateral is invested in high-quality, short-term and long-term investments. The Company’s policy requires the maintenance of collateral of a minimum of 102% of the fair value of the securities loaned. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term. In 2008, the Company recognized loaned securities as part of its investments available-for-sale. The Company also recognizes the short-term and other long-term investments acquired with the cash collateral and its obligation to return such collateral to the borrower in short-term and other long-term investments and other liabilities, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $378.3 million and $551.9 million, respectively, of cash collateral on securities lending. The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $367.2 million and $541.2 million, respectively.

As of December 31, 2008 and 2007, the Company had received $1,022.5 million and $245.4 million, respectively, of cash for derivative collateral, which is in turn invested in short-term investments. The Company also held $35.4 million and $18.5 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $24.5 million as collateral to various derivative counterparties compared to $18.8 million as of December 31, 2007.

(7)	Deferred Policy Acquisition Costs
The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007
Balance at beginning of period	$3,997.4	$3,758.0
Capitalization of DAC	572.2	612.5
Amortization of DAC	(674.5)	(368.5)
Adjustments to unrealized gains and losses on securities available-for-sale and other	528.8	4.4
Cumulative effect of adoption of accounting principle	—	(9.0)

Balance at end of period	$4,423.9	$3,997.4

See Note 2(f) for information on the Company’s DAC policies.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides five primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo – provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo – provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
(in millions)	Account value	Net amount at risk1	Wtd. avg. attained age	Account value	Net amount at risk1	Wtd. avg. attained age
GMDB:
Return of premium	$5,991.9	$440.6	60	$9,082.6	$18.7	59
Reset	12,468.7	2,468.0	64	17,915.0	61.1	63
Ratchet	12,352.3	3,767.2	67	15,789.2	132.2	66
Rollup	277.1	25.7	72	467.0	8.4	71
Combo	1,704.1	621.2	69	2,555.5	47.0	68

Subtotal	32,794.1	7,322.7	65	45,809.3	267.4	64
Earnings enhancement	333.5	7.2	63	519.2	49.8	62

Total - GMDB	$33,127.6	$7,329.9	65	$46,328.5	$317.2	64

GMAB2 :
5 Year	$2,867.6	$499.0	N/A	$2,985.6	$4.6	N/A
7 Year	2,265.9	482.9	N/A	2,644.1	6.2	N/A
10 Year	677.9	132.2	N/A	927.3	1.3	N/A

Total - GMAB	$5,811.4	$1,114.1	N/A	$6,557.0	$12.1	N/A

GMIB3 :
Ratchet	$244.7	$5.6	N/A	$425.2	$—	N/A
Rollup	659.5	1.3	N/A	1,119.9	—	N/A
Combo	0.1	—	N/A	0.3	—	N/A

Total - GMIB	$904.3	$6.9	N/A	$1,545.4	$—	N/A

GLWB:
L.inc	$3,320.8	$571.5	N/A	$2,865.8	$—	N/A

1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance.

2	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $4.59 billion and $4.77 billion as of December 31, 2008 and 2007, respectively.
3	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
Net amount at risk is highly sensitive to changes in financial market movements. The increase in net amount at risk during 2008 is primarily due to declines in the financial markets. See Note 5 – Equity Market Risk Management for a discussion of the Company’s risk management practices with respect to declining financial market exposure and related reserve balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007
Mutual funds:
Bond	$4,350.2	$5,143.6
Domestic equity	18,572.8	31,217.7
International equity	2,412.7	3,987.3

Total mutual funds	25,335.7	40,348.6
Money market funds	2,132.6	1,728.2

Total	$27,468.3	$42,076.8

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections generally involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – approximately 7.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2008	2007
$800.0 million commercial paper program	$149.9	$199.7
$350.0 million securities lending program facility	99.8	85.6

Total short-term debt	$249.7	$285.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company’s debt not exceed 40% of tangible net worth, as defined, and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2008, the Company and NLIC were in compliance with all covenants. NLIC and NMIC had no amounts outstanding under this agreement as of December 31, 2008 and 2007. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $149.9 million of commercial paper outstanding at December 31, 2008 at a weighted average interest rate of 2.07% and $199.7 million at a weighted average interest rate of 4.39% at December 31, 2007.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR (0.44% and 4.60% as of December 31, 2008 and 2007, respectively). NLIC had $99.8 million and $85.6 million outstanding under this agreement as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $8.3 million, $15.0 million and $11.7 million in 2008, 2007 and 2006, respectively.

(10)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2008	2007
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million in 2008, 2007 and 2006. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(11)	Federal Income Taxes
In 2008, NFS will file a life/non-life federal income tax return with all of its eligible downstream subsidiaries. Effective January 1, 2009, pursuant to the merger agreement dated August 6, 2008 whereby NMIC and its affiliates purchased all of the NFS common stock they did not already own, Nationwide Corp. will own more than 80% of the value of NFS, meeting the requirements for NFS to join the NMIC consolidated federal income tax return. However, the life insurance company subsidiaries will not be eligible to join the NMIC consolidated federal income tax return until 2014. The members of the NFS consolidated federal income tax return group participate in a tax sharing arrangement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of a subsidiary. This approach provides for a current tax benefit to the subsidary for losses that are utilized in the consoldiated tax return.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007
Deferred tax assets:
Future policy benefits and claims	$881.0	$622.0
Securities available-for-sale	737.4	83.8
Derivatives	229.7	—
Other	238.3	129.4

Gross deferred tax assets	2,086.4	835.2
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	2,079.4	828.2

Deferred tax liabilities:
Deferred policy acquisition costs	1,249.4	1,112.6
Derivatives	—	15.6
Other	188.4	115.2

Gross deferred tax liabilities	1,437.8	1,243.4

Net deferred tax (asset) liability	$(641.6)	$415.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2008, 2007 and 2006. No additional valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset was $127.2 million and $12.7 million as of December 31, 2008 and 2007, respectively.

Total federal income taxes (refunded) paid were $(46.1) million, $99.1 million and $(4.3) million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company has $38.9 million of capital loss carryforwards that can carry forward for five tax years and are expected to be fully utilized. In addition, the Company has $41.9 million in low income housing credit carryforwards which can be carried forward for twenty years. The Company expects that they will be fully utilized. The Company has $56.5 million in Alternative Minimum Tax (AMT) credit carryforwards, which can be carried forward until utilized. The Company expects to fully realize the AMT credits in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company refined its separate account dividends received deduction (DRD) calculation and estimation process. As a result, the Company reduced its third quarter separate account DRD projection from a federal income tax benefit of $14.3 million to a $4.4 million benefit. This reduction in estimate primarily was driven by the assumptions used in the estimation process regarding future dividend income within the separate accounts. The assumptions used in the separate account DRD calculation are based on the Company’s best estimate of future events.

In addition, during 2008, the Company recorded $12.7 million of net federal income tax expense adjustments primarily related to differences between the 2007 estimated tax liability and the amounts expected to be reported on the Company’s 2007 tax returns when filed. These changes in estimates primarily were driven by the Company’s separate account DRD.

During the second quarter of 2007, the Company recorded $6.8 million of net federal income tax expense adjustments primarily related to differences between the 2006 estimated tax liability and the amounts the Company reported on its 2006 tax returns. The Company recorded an additional $1.5 million and $0.2 million of such adjustments during the third and fourth quarters of 2007, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves based on the current facts and circumstances regarding each tax exposure item for which the ultimate deductibility is open to interpretation. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD). See “Tax Matters” in Note 15 for more information regarding DRD.

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the second quarter of 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006
Current	$(135.5)	$106.5	$(61.8)
Deferred	(398.8)	22.0	90.5

Federal income tax (benefit) expense	$(534.3)	$128.5	$28.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed tax (benefit) expense	$(477.4)	35.0	$204.0	35.0	$226.8	35.0
DRD	(36.7)	2.7	(61.0)	(10.5)	(67.5)	(10.4)
Reserve release	—	—	—	—	(110.9)	(17.1)
Other, net	(20.2)	1.5	(14.5)	(2.4)	(19.7)	(3.1)

Total	$(534.3)	39.2	$128.5	22.1	$28.7	4.4

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact to the Company’s retained earnings on adoption of FIN 48. A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007
Balance at beginning of period	$8.6	$4.6
Additions for current year tax positions	37.4	4.0
Additions for prior years tax positions	0.3	—
Reductions for prior years tax positions	(2.6)	—

Balance at end of period	$43.7	$8.6

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $37.4 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above. An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the Company incurred $1.0 million and $0.8 million in interest and penalties, respectively. The Company accrued $2.2 million and $1.2 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively. Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007. As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Shareholders’ Equity, Regulatory Risk-Based Capital, Statutory Results and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company and its subsidiary are required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance. Statutory accounting practices focus on insurer solvency and differ from GAAP materially. The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets, and valuing investments and establishing deferred taxes on a different basis. The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company and its insurance subsidiary for the years ended December 31:

(in millions)	20081	2007	2006
Statutory net (loss) income
NLIC	$(898.3)	$309.0	$537.5
NLAIC	(87.9)	(13.4)	(45.6)

Statutory capital and surplus
NLIC	$2,261.5	$2,501.1	$2,682.3
NLAIC	81.7	173.3	158.6

1	Unaudited as of the date of this report.
The Company has received approval from the Ohio Department of Insurance (ODI) regarding the use of a permitted practice related to the statutory accounting provision for the admissibility of deferred tax assets as of December 31, 2008. The permitted practice modifies the practice prescribed by the NAIC by increasing the threshold for admissibility of deferred tax assets from 10% to 15% of statutory capital and surplus. The permitted practice resulted in an increase of the Company’s estimated statutory surplus of $68.9 million (unaudited) as of December 31, 2008. The permitted practice had no impact on the Company’s statutory net income. The benefits of this permitted practice may not be considered by the Company when determining capital and surplus available for dividends. NLAIC did not qualify for the permitted practice.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year. During the year ended December 31, 2008, NLIC paid dividends of $246.5 million to NFS after providing prior notice to the ODI. The dividend included $181.9 million in cash and $64.6 million in securities. As of January 1, 2009, NLIC could not pay dividends to NFS without obtaining prior approval.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive Loss

The Company’s comprehensive loss includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2008	2007	2006
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(3,576.6)	$(276.3)	$(171.3)
Net adjustment to deferred policy acquisition costs	528.8	3.8	40.9
Net adjustment to future policy benefits and claims	121.5	5.4	21.5
Related federal income tax benefit	1,024.4	93.3	38.1

Net unrealized losses	(1,901.9)	(173.8)	(70.8)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	1,025.2	107.7	9.2
Related federal income tax benefit	(358.8)	(37.7)	(3.2)

Net reclassification adjustment	666.4	70.0	6.0

Other comprehensive loss on securities available-for-sale	(1,235.5)	(103.8)	(64.8)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	16.5	(17.2)	(0.2)
Related federal income tax (expense) benefit	(5.8)	6.0	0.1

Other comprehensive income (loss) on cash flow hedges	10.7	(11.2)	(0.1)

Other unrealized gains (losses):
Net unrealized gains (losses)	6.4	(6.4)	—
Related federal income tax (expense) benefit	(2.3)	2.2	—

Other net unrealized gains (losses)	4.1	(4.2)	—

Total other comprehensive loss	$(1,220.7)	$(119.2)	$(64.9)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(13)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $12.0 million, $13.5 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2008, 2007 and 2006.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $5.6 million, $7.3 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(14)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.. For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $280.8 million, $285.6 million and $261.7 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $2.85 billion and $2.90 billion as of December 31, 2008 and 2007, respectively. Total revenues from these contracts were $137.7 million, $130.8 million and $133.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $115.4 million, $109.7 million and $110.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC. For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $22.9 million, $23.0 million and $19.3 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2008, 2007 and 2006 were $202.3 million, $317.6 million and $430.8 million, respectively, while benefits, claims and expenses ceded during these years were $218.9 million, $348.1 million and $470.4 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $17.48 billion and $21.41 billion, respectively. For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $74.4 million, $76.9 million and $64.4 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $8.3 million, $20.1 million and $28.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The last payment under this agreement was made in 2008.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $151.6 million, $178.2 million and $191.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $2.57 billion and $368.2 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2008, 2007 and 2006 were $52.7 million, $59.5 million and $58.1 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $11.0 million, $9.4 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company entered into a note purchase agreement with an affiliate on November 17, 2006 to purchase $25.0 million of the affiliate’s 5.6% senior notes due November 16, 2016. The notes are secured by certain pledged mortgage servicing rights. The note is payable in seven equal principal installments of $3.8 million, which begin November 6, 2010. Interest is payable semi-annually on each May 16 and November 16.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 11. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments from NMIC were $22.5 million and $15.3 million during the years ended December 31, 2008 and 2006, respectively. These payments related to tax years prior to deconsolidation. There were no payments during 2007.

During 2008, NLIC received a $338.8 million capital contribution from NFS. The capital contribution included $157.1 million in securities, $153.4 million in cash and $28.3 million in mortgage loans.

In 2008, 2007 and 2006, NLIC paid dividends to NFS totaling $246.5 million, $537.5 million and $375.0 million, respectively.

(15)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008, the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Tax Matters

Management has established tax reserves in accordance with current accounting guidance, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/nondeductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The separate account DRD is a significant component of the Company’s federal income tax provision. On August 16, 2007, the IRS issued Revenue Ruling 2007-54. This ruling took a position with respect to the DRD that could have significantly reduced the Company’s DRD. The Company believes that the position taken by the IRS in the ruling was contrary to existing law and the relevant legislative history.

In Revenue Ruling 2007-61, released September 25, 2007, the IRS and the U.S. Department of the Treasury suspended Revenue Ruling 2007-54 and informed taxpayers of their intention to address certain issues in connection with the DRD in future tax regulations. Final tax regulations could impact the Company’s DRD in periods subsequent to their effective date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(16)	Guarantees
Since 2002, the Company has sold $677.4 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (LIHTC Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2008 and 2007, the Company held guarantee reserves totaling $5.1 million and $6.0 million, respectively, on these transactions. These guarantees are in effect for periods of approximately 15 years each. The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.10 billion. The Company does not anticipate making any material payments related to these guarantees.

As of December 31, 2008, the Company held stabilization reserves of $0.8 million as collateral for certain properties owned by the LIHTC Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. In 2008, $0.8 million of the stabilization reserve was released into income. In 2007, the stabilization reserve was increased by $2.4 million and $3.1 million was released into income.

To the extent there are cash deficits in any specific property owned by the LIHTC Funds, property reserves, property operating guarantees and reserves held by the LIHTC Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the LIHTC Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(17)	Variable Interest Entities
In the normal course of business, the Company has relationships with variable interest entities (VIEs). The Company’s VIEs are conduits that assist the Company in structured products transactions involving the sale of low-income-housing tax credit funds (LIHTC Funds) to third party investors, other structured product issuances, and private equity investments.

The Company considers many factors when determining whether it is (or is not) the primary beneficiary of a VIE. There is a review of the entity’s contract and other deal related information, such as 1) the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity, 2) whether the contractual or ownership interest in the entity changes with the change in fair value of the entity, and 3) through the variable interest, if the Company shares in the entity’s expected losses and residual returns.

The Company was not required to provide financial or other support outside previous contractual requirements to any VIE.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

LIHTC Funds

The Company provides guarantees to limited partners related to the amount of tax credits that will be generated by the funds (see Note 16). The results of operations and financial position of each VIE of which the Company is the primary beneficiary are consolidated along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

The Company had relationships with 19 LIHTC Funds that are considered VIEs as of December 31, 2008 and December 31, 2007, where the company was the primary beneficiary. Net assets of these consolidated VIEs were $416.1 million and $465.7 million as of December 31, 2008 and December 31, 2007, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2008	2007
Other long-term investments	$371.1	$434.1
Short-term investments	20.9	31.9
Other assets	41.6	38.1
Other liabilities	(17.5)	(38.4)
The Company’s total loss exposure from consolidated VIEs was immaterial as of December 31, 2008 and December 31, 2007 (except for the impact of guarantees disclosed in Note 16). Creditors (or beneficial interest holders) of the consolidated VIEs have no recourse to the general credit of the Company.

These LIHTC Funds are financed through the sale of these funds into the secondary market. The proceeds from these sales are used to participate in low-income housing projects that provide tax benefits to the investors.

In addition to the consolidated VIEs described above, the Company holds variable interests, in the form of LIHTC Funds that qualify as VIEs but of which the Company is not the primary beneficiary. The carrying amount on these unconsolidated VIEs was $78.9 million and $79.3 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs was $93.4 million and $108.5 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying amount of the VIEs.

Structured Products

The Company had relationships with one structured product investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $8.9 million and $20.1 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of both December 31, 2008 and December 31, 2007, the Company was invested in 11 structured product investments that are considered VIEs but that the Company is not the primary beneficiary. These structured products are in the form of synthetic collateralized debt obligations and collateralized lease obligations. The carrying amount on these unconsolidated VIEs was $13.7 million and $84.0 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs is determined to be the carrying amount of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Private Equity Investments

The Company had relationships with one private equity investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $18.6 million and $5.0 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of December 31, 2008 and December 31, 2007, the Company does not have any private equity investments considered to be a VIE where the Company is not the primary beneficiary.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(18)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized investment gains and losses, except for periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, net realized gains and losses related to hedges on GMDB contracts and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized investment gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401 business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes the MTN program; structured products business; non-operating realized gains and losses, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Investments segment; and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2008
Revenues:
Policy charges	$599.0	$115.6	$453.4	$—	$1,168.0
Premiums	119.5	—	164.0	—	283.5
Net investment income	506.3	638.2	343.9	198.6	1,687.0
Non-operating net realized investment losses1	—	—	—	(1,478.2)	(1,478.2)
Other income	109.5	0.9	—	(65.1)	45.3

Total revenues	1,334.3	754.7	961.3	(1,344.7)	1,705.6

Benefits and expenses:
Interest credited to policyholder accounts	361.8	425.9	181.5	161.4	1,130.6
Benefits and claims	377.0	—	295.0	(11.7)	660.3
Policyholder dividends	—	—	26.4	—	26.4
Amortization of DAC	647.7	39.7	113.5	(126.4)	674.5
Interest expense	—	—	—	61.8	61.8
Other operating expenses	188.1	147.0	138.0	43.0	516.1

Total benefits and expenses	1,574.6	612.6	754.4	128.1	3,069.7

Income (loss) from continuing operations before federal income tax expense	(240.3)	142.1	206.9	(1,472.8)	$(1,364.1)

Less: non-operating net realized investment losses1	—	—	—	1,478.2
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(138.5)

Pre-tax operating (loss) earnings	$(240.3)	$142.1	$206.9	$(133.1)

Assets as of year end	$41,902.1	$21,671.1	$16,563.2	$4,676.0	$84,812.4

1
Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2007
Revenues:
Policy charges	$656.9	$139.5	$411.9	$—	$1,208.3
Premiums	133.1	—	158.6	—	291.7
Net investment income	609.1	639.4	330.2	397.1	1,975.8
Non-operating net realized investment losses1	—	—	—	(156.0)	(156.0)
Other income	3.1	—	—	(5.8)	(2.7)

Total revenues	1,402.2	778.9	900.7	235.3	3,317.1

Benefits and expenses:
Interest credited to policyholder accounts	419.7	433.7	178.0	231.2	1,262.6
Benefits and claims	234.2	—	245.1	—	479.3
Policyholder dividends	—	—	24.5	—	24.5
Amortization of DAC	287.1	26.7	80.2	(25.5)	368.5
Interest expense	—	—	—	70.0	70.0
Other operating expenses	191.6	173.6	147.1	17.2	529.5

Total benefits and expenses	1,132.6	634.0	674.9	292.9	2,734.4

Income (loss) from continuing operations before federal income tax expense	269.6	144.9	225.8	(57.6)	$582.7

Less: non-operating net realized investment losses1	—	—	—	156.0
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(25.5)

Pre-tax operating earnings	$269.6	$144.9	$225.8	$72.9

Assets as of year end	$55,692.9	$26,912.6	$18,251.1	$8,683.4	$109,540.0

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Non-operating net realized investment gains 1	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	501.7	440.5	179.2	208.7	1,330.1
Benefits and claims	202.8	—	247.5	—	450.3
Policyholder dividends	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	9.0	536.8

Total benefits and expenses	1,263.5	657.5	664.3	273.3	2,858.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	85.9	$648.1

Less: non-operating net realized investment gains 1	—	—	—	(1.0)
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$75.0

Assets as of year end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I         Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$97.4	$97.4
Agencies not backed by the full faith and credit of the U.S. Government	384.6	473.9	473.9
Obligations of states and political subdivisions	223.0	217.1	217.1
Foreign governments	33.9	38.9	38.9
Public utilities	1,667.7	1,578.5	1,578.5
All other corporate	19,434.4	16,841.4	16,841.4

Total fixed maturity securities available-for-sale	21,820.9	19,247.2	19,247.2

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	14.3	9.5	9.5
Industrial, miscellaneous and all other	—	0.1	0.1
Nonredeemable preferred stocks	16.6	16.9	16.9

Total equity securities available-for-sale	30.9	26.5	26.5

Mortgage loans on real estate, net	7,249.7		7,189.9	1
Real estate, net:
Investment properties	11.0		8.5	2
Acquired in satisfaction of debt	9.8		8.0	2

Total real estate, net	20.8		16.5

Policy loans	767.4		767.4
Other long-term investments	521.6		521.6
Short-term investments, including amounts managed by a related party	2,780.9		2,780.9

Total investments	$33,192.2		$30,550.0

1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

2	Difference from Column B primarily results from adjustments for accumulated depreciation.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums 1	Other policy claims and benefits payable1	Premium revenue
2008
Individual Investments	$1,883.0	$12,026.3			$119.5
Retirement Plans	284.3	11,244.8			—
Individual Protection	1,640.7	5,941.2			164.0
Corporate and Other	615.9	3,324.0			—

Total	$4,423.9	$32,536.3			$283.5

2007
Individual Investments	$2,078.1	$10,748.6			$133.1
Retirement Plans	289.7	10,693.7			—
Individual Protection	1,542.5	5,635.9			158.6
Corporate and Other	87.1	4,920.2			—

Total	$3,997.4	$31,998.4			$291.7

2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

Column A	Column G	Column H	Column I	Column J	ColumnK
Year: Segment	Net investment income2	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses 2	Premiums written
2008
Individual Investments	$506.3	$738.8	$647.7	$188.1
Retirement Plans	638.2	425.9	39.7	147.0
Individual Protection	343.9	502.9	113.5	138.0
Corporate and Other	198.6	149.7	(126.4)	104.8

Total	$1,687.0	$1,817.3	$674.5	$577.9

2007
Individual Investments	$609.1	$653.9	$287.1	$191.6
Retirement Plans	639.4	433.7	26.7	173.6
Individual Protection	330.2	447.6	80.2	147.1
Corporate and Other	397.1	231.2	(25.5)	87.1

Total	$1,975.8	$1,766.4	$368.5	$599.4

2006
Individual Investments	$739.5	$704.5	$352.7	$206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	74.5

Total	$2,058.5	$1,806.0	$450.3	$602.3

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV        Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2008
Life insurance in force	$167,715.4	$58,850.8	$3.8	$108,868.4	0.0%

Premiums:
Life insurance1	$348.2	$64.8	$0.1	$283.5	0.0%
Accident and health insurance	182.9	209.3	26.4	—	NM

Total	$531.1	$274.1	$26.5	$283.5	9.3%

2007
Life insurance in force	$156,899.3	$58,529.0	$4.4	$98,374.7	0.0%

Premiums:
Life insurance1	$364.2	$72.7	$0.2	$291.7	0.0%
Accident and health insurance	289.2	316.8	27.6	—	NM

Total	$653.4	$389.5	$27.8	$291.7	9.5%

2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance1	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	NM

Total	$725.3	$445.8	$28.8	$308.3	9.3%

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions1	Balance at end of period
2008
Valuation allowances - mortgage loans on real estate	$23.1	$19.6	$—	$3.2	$39.5

2007
Valuation allowances - mortgage loans on real estate	$34.3	$1.1	$—	$12.3	$23.1

2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

1	Amounts represent transfers to real estate owned and recoveries.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

· Nationwide Provident VLI Separate Account 1

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 1987

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life Insurance Company of America ("NLICA") approved the merger of NLICA into its parent company, Nationwide Life Insurance Company ("NLIC"). The merger is scheduled to be effective on December 31, 2009. As a result, the depositor of your policy will change to NLIC. Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company of America

One Nationwide Plaza, RR1-04-F4

Columbus, Ohio 43215

1-800-688-5177

TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated June 10, 2009

to Prospectus dated May 1, 1987

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Effective May 1, 2009, the following sub-accounts are available as investment options under your policy:

•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II

2.	Effective May 1, 2009, “Appendix B: Sub-Accounts” is amended to include the following:
Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II

Investment Adviser:	Nationwide Fund Advisors
Investment Objective:
The NVIT Investor Destinations Balanced Fund (“Balanced Fund” or the “Fund”) seeks a high level of total return through investment in both equity and fixed-income securities.  The Balanced Fund is a “fund-of-funds” that invests its assets primarily in underlying portfolios of Nationwide Variable Insurance Trust (each, an “Underlying Fund” or collectively, “Underlying Funds”) that represent several asset classes. Each of the Underlying Funds in turn invests in equity or fixed-income securities, as appropriate to its respective objective and strategies.

3.           The following sub-account has changed subadviser:

Sub-account	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

4.	Effective May 1, 2009, the following sub-account liquidated and has merged into a new sub-account as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust – JP Morgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II

Consequently, all references in the prospectus to a Liquidated Sub-account means the corresponding Merged Sub-account.

5.	Effective August 1, 2008 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

6.           The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

Nationwide Life Insurance Company of America:
o  Nationwide Provident VLI Separate Account 1
o  Nationwide Provident VA Separate Account 1

Nationwide Life and Annuity Company of America:
o  Nationwide Provident VA Separate Account A

                     Prospectus supplement dated May 1, 2004
--------------------------------------------------------------------------------
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.
--------------------------------------------------------------------------------

The provisions relating to transfers among and between the Subaccounts are amended to reflect the following:

The Contracts are not designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as
"market-timing," "short-term trading," or "disruptive trading"). We discourage
(and attempt to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners.
Short-term trading can result in:

o    the dilution of the value of Owners' interests in the Portfolio;

o    Portfolio  managers  taking  actions  that  negatively  impact  performance
     (keeping a larger portion of the Portfolio's  assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

o    increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.

U.S. Mail Restrictions. We monitor exchange activity in order to identify those engaged in disruptive trading practices. On a daily basis, we examine transaction reports that identify Contracts that could be engaging in harmful trading practices. A Contract will appear on these reports if the Owner (or a third party acting on their behalf) executes a certain number of transfers in a given period. We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed
Account) involved.

Our response to frequent trading activity depends on the Contract's calendar year history of transfer activity, as described in the following table:

----------------------------------------------- ------------------------------------------------------------------------------------
Trading Behavior                                Our Response
----------------------------------------------- ------------------------------------------------------------------------------------
----------------------------------------------- ------------------------------------------------------------------------------------
6 or more transfers in one calendar quarter     We will mail a letter to the Owner notifying them that:
                                                -----------------------------------------------------------------------------------
                                                (1) they have been identified as engaging in harmful trading practices; and

                                                (2) if their transfers exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfers in 2 consecutive         We will automatically limit the Owner to submitting transfer requests via U.S.
calendar quarters                               mail.
OR
More than 20 transfers in one calendar year
----------------------------------------------- ------------------------------------------------------------------------------------

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1. Transfers that were "unused" in previous calendar years may not be carried over into subsequent calendar years.

We may, at a later date, permit Owners required to submit transfer requests via
U.S. mail to submit transfer requests via the Internet and/or telephone with a one-day delay. The result of the one-day delay is that the transfer will be priced at approximately the same time as if the transfer had been submitted by
U.S. mail. Transfers submitted with a one-day delay are irrevocable.

Managers of Multiple Contracts. Some third-party investment advisers manage the assets of multiple policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners. We will automatically require these third-party advisers to submit all transfer requests via U.S. mail. Brokers of record who are granted authority to execute transfers in multiple policies/contracts do not fall within our definition of third-party advisers.

We may, at a later date, permit third-party advisers to submit transfer requests via the Internet and/or telephone with a one-day delay, as described above.

Other Restrictions. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners,
Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).

Any restrictions that we implement will be applied consistently and uniformly.
Some transfers do not count as transfers for purposes of monitoring for disruptive trading.

                     PROVIDENT MUTUAL LIFE INSURANCE COMPANY
               PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

                     SUPPLEMENT DATED OCTOBER 1, 2002 TO THE
                  PROSPECTUSES DATED MAY 1, 2002, MAY 1, 2001,
                   MAY 1, 2000, MAY 1, 1994, AND MAY 1, 1988

This supplement provides updated information concerning recent developments affecting Provident Mutual Life Insurance Company ("Provident Mutual") and
Providentmutual Life and Annuity Company of America ("PLACA").

On October 1, 2002, Provident Mutual converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide
Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of the sponsored demutualization described in your Prospectus. The sponsored demutualization has not, in any way, changed your Policy or Contract premiums or reduced your Policy or Contract benefits.

AS A RESULT OF THE SPONSORED DEMUTUALIZATION, PROVIDENT MUTUAL HAS BEEN RENAMED
"NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA," AND PLACA HAS BEEN RENAMED
"NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA." Any reference in your
Prospectus to Provident Mutual and/or PLACA will now be referring to "Nationwide
Life Insurance Company of America" and/or "Nationwide Life and Annuity Company
of America," respectively.

Further, the Provident Mutual and PLACA separate accounts have been renamed as follows:

     -    The Provident Mutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1."

     -    The Provident Mutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1."

     -    The Providentmutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A."

     -    The Providentmutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A."

As described in your Prospectus, owners of policies or contracts of Provident
Mutual that were in force on December 14, 2001 (the date of adoption of the plan of conversion) are generally eligible for consideration in the demutualization.
Eligible members of Provident Mutual will receive either Nationwide Financial stock or, subject to certain limits, cash in the merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. A package of materials providing more detail about these benefits was mailed to eligible members of
Provident Mutual beginning on or about August 10, 2002.

Under Pennsylvania law, owners of policies or contracts issued by PLACA are not eligible to receive consideration in the demutualization.

RESTATEMENT OF EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS

Certain fees and expenses in the fee table for the Market Street Fund portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements.

RESTATED ANNUAL PORTFOLIO OPERATING EXPENSES FOR THE MARKET STREET FUND
PORTFOLIOS FOR THE PERIOD ENDING DECEMBER 31, 2001 (AS A PERCENTAGE OF AVERAGE
PORTFOLIO ASSETS):

                                                                                                        NET TOTAL
                                                                                      GROSS TOTAL        ANNUAL
                  PORTFOLIO                     MANAGEMENT FEES    OTHER EXPENSES   ANNUAL EXPENSES    EXPENSES(2)
                  ---------                     ---------------    --------------   ---------------    -----------
MARKET STREET FUND(1)
    All Pro Broad Equity Portfolio                   0.74%              0.31%            1.05%            0.90%
    All Pro Large Cap Growth Portfolio               0.70%              0.31%            1.01%            0.90%
    All Pro Large Cap Value Portfolio                0.70%              0.31%            1.01%            0.90%
    All Pro Small Cap Growth Portfolio               0.90%              0.31%            1.21%            1.10%
    All Pro Small Cap Value Portfolio                0.90%              0.29%            1.19%            1.10%
    Equity 500 Index Portfolio                       0.24%              0.27%            0.51%            0.28%
    International Portfolio                          0.75%              0.30%            1.05%            1.05%
    Mid Cap Growth Portfolio                         0.75%              0.31%            1.06%            0.95%
    Balanced Portfolio                               0.55%              0.31%            0.86%            0.86%
    Bond Portfolio                                   0.40%              0.29%            0.69%            0.68%
    Money Market Portfolio                           0.25%              0.30%            0.55%            0.50%

     (1)  Other Expenses for the Market Street Fund portfolios include an administrative service expense of 0.15% (0.10% for the Equity 500
          Index Portfolio). This administrative service expense is payable to
          Nationwide Life Insurance Company of America ("NLICA") or Nationwide
          Life and Annuity Company of America ("NLACA") for administration services that NLICA or NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA or NLACA personnel.

     (2)  For certain portfolios, certain expenses were reimbursed or fees waived during 2001. These expense reimbursement and fee waiver arrangements will not be terminated prior to April 30, 2003. However, for certain portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

CHANGE IN MARKET STREET FUND INVESTMENT ADVISER AND SUBADVISER

As of October 1, 2002, Gartmore Mutual Fund Capital Trust ("Gartmore"), an
affiliate of Nationwide Financial, replaced Market Street Investment Management
Company ("MSIM") as Market Street Fund's investment adviser. In connection with the appointment of Gartmore as investment adviser, T. Rowe Price Associates,
Inc. is no longer the subadviser to the Mid Cap Growth Portfolio. Gartmore will manage the Mid Cap Growth Portfolio without the services of a subadviser.

Gartmore also has retained Wilshire Associates Incorporated as an investment management consultant to assist Gartmore in identifying and evaluating the performance of potential subadvisers for each All Pro Portfolio and the Bond
Portfolio.

Any reference in your Prospectus to MSIM or T. Rowe Price Associates, Inc. will now be referring to Gartmore.

                                      * * *

This supplement should be retained with your Prospectus for future reference. If you have any questions, please refer to the Market Street Fund prospectus and statement of additional information for more information, or contact (800)
688-5177 or your registered representative.

SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
ISSUED BY:

PROVIDENT MUTUAL LIFE INSURANCE COMPANY OF PHILADELPHIA (PMLIC)
1600 MARKET STREET, PHILADELPHIA, PENNSYLVANIA  19103
TELEPHONE: 215-636-5000
______________________________________________________________________________

This Prospectus describes the Single Premium Variable Life Insurance Policy (Policy) being offered by PMLIC.  The purpose of the Policy is to provide lifetime insurance coverage and to lessen the economic loss resulting from the death of the Insured.

In many respects the Policy is like a traditional single premium whole life insurance policy with a death benefit, loan privileges, cash value and other features that usually are associated with a whole life insurance policy.  Unlike a traditional single premium life insurance policy, however, this Policy is “variable” because the amount of the insurance coverage and the cash values may increase or decrease depending on the investment performance of the chosen Separate Accounts.  While there is no guaranteed minimum cash value for a Policy, the death benefit will never be less than the Policy’s face amount, so long as there is no outstanding Policy loan.

The owner of a Policy allocates the net premium among one or more of five Separate Accounts: the Provident Mutual Variable Growth Separate Account (Separate Account I), the Provident Mutual Variable Money Market Separate Account (Separate Account II), the Provident Mutual Variable Bond Separate Account (Separate Account III), the Provident Mutual Variable Managed Separate Account (Separate Account IV), the Provident Mutual Variable Zero Coupon Bond Separate Account (Separate Account V) (collectively, the Separate Accounts). Separate Accounts I, II, III and IV invest their assets in shares of a designated corresponding mutual fund portfolio.  Each portfolio is a part of the Market Street Fund, Inc. (Fund).  Separate Account V has three sub-accounts, the assets of which are used to purchased units of a corresponding series of The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A (Zero Coupon Trust or Trust).  Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of Merrill Lynch & Company, Inc., serves as sponsor for the Zero Coupon Trust.

It may not be advantageous to replace existing insurance with a Policy.

The Prospectuses for the Fund and for the Zero Coupon Trust, which are attached at the end of this Prospectus, describe the investment objectives of the four portfolios of the Fund (the Growth Portfolio, the Money Market Portfolio, the Bond Portfolio, and the Managed Portfolio) and the Series of the Zero Coupon Trust (1991, 1996 and 2006 Series).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated May 2, 1988

Proposed Changes in Tax Treatment of Policy Loans and Other Distributions	23
Possible Charge for PMLIC’s Income Taxes	24
OTHER POLICY PROVISIONS	24
Settlement Options	24
General Provisions	25
LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES	26
VOTING RIGHTS	26
CHANGES IN APPLICABLE LAW, FUNDING AND OTHERWISE	27
Officers and Directors of PMLIC	28
DISTRIBUTION OF POLICIES	31
REPORTS	32
STATE REGULATION	32
EXPERTS	32
LEGAL MATTERS	32
APPENDIX I	33
Illustrations Of Death Benefits, Cash Values And Accumulated Premiums	33
APPENDIX II-Calculation Of The Variable Adjustment Amount	42
FINANCIAL STATEMENTS	F-1
INDEX TO FINANCIAL STATEMENTS	F-1

SUMMARY OF THE POLICY

The following summary of Prospectus information should be read in conjunction with the detailed information appearing elsewhere in this Prospectus.  Unless otherwise indicated, this summary assumes that there is no outstanding Policy loan.

The Policy Offered

The Policy offered by this Prospectus is issued by PMLIC.  It is designed to provide lifetime insurance coverage and to help lessen the economic loss resulting from the death of the Insured.  It is not primarily offered as an investment.

In many respects the Policy is like a traditional single premium insurance policy with a death benefit, loan privileges, cash value and other features that are usually associated with a whole life insurance policy.  Unlike a fixed benefit life insurance policy, this Policy is “variable” because the amount of the insurance coverage and the cash value may increase or decrease depending on the investment performance of the chosen Separate Accounts.  The assets of Separate Accounts I, II, III and IV are invested in a corresponding Portfolio of the Fund; the sub-accounts of Separate Account V invest in units of a corresponding Series of The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A (Zero Coupon Trust).  The exact amount by which the death benefit changes is determined by an actuarial computation that is based, among other things, upon the sex, age, Policy duration, the size of the Policy and the investment performance of the chosen Separate Accounts, which reflects the investment experience of the Fund’s Portfolios and the Zero Coupon Trust’s Series.

Availability of the Policies

PMLIC generally will write Policies for individuals with a minimum single premium of $10,000.  The Policy can be issued to persons up to 75 years old.  Before it issues a Policy, PMLIC will require that the applicant meet certain medical standards satisfactory to PMLIC.

How the Death Benefit May Vary

The death benefit during the first policy year will be the face amount shown in the Policy.  Afterwards, on each Policy anniversary date, the amount of coverage may increase or decrease depending on the Separate Accounts’ investment results, but it will never be less than a guaranteed minimum amount equal to the Policy’s face amount.  The death benefit remains level during each Policy year and does not change until the next Policy anniversary.  Nevertheless, if the death benefit calculated as of the date of death of the Insured would be greater than the amount calculated on the prior Policy anniversary, the larger amount will be paid as the death benefit.  This, the Policyowner’s risk is that the death benefit above the guaranteed minimum could decrease on the Policy anniversary (but not below the guaranteed minimum).  PMLIC bears the risk of maintaining the guaranteed minimum death benefit during the Policy year.  (See “Death Benefit”, Page 12.)

How the Cash Value May Vary

The owner may surrender the Policy for its net cash value as long as the Insured is alive.  The Policy’s net cash value is equal to the cash value less any outstanding Policy loan and loan interest.  The cash value is not guaranteed.  It may increase or decrease daily depending on the investment results of the chosen Separate Accounts.  The cash value also reflects certain charges deducted from the Separate Accounts and indirectly the expenses of the Fund and Zero Coupon Trust.  Although this Policy offers the possibility of cash value appreciation, there is no assurance that such appreciation will occur.  It is also possible, due to poor investment performance, for the cash value to decline to the point of having no value.  The owner bears all the investment risk on the cash value since no minimum amount is guaranteed.  (See “Cash Value”, Page 14.)

Illustrations of Death Benefits and Cash Values

Illustrations on Pages 27 to 34 in Appendix I show how death benefits and cash values may vary based on certain rate of return assumptions and how these benefits compare with amounts which would accumulate if the single premium (gross amount) were invested to earn interest (after taxes) at 4% and 5% compounded annually.  If a Policy is surrendered in the early Policy years, the cash value payable will be low as compared with the premium accumulated with interest, and consequently the insurance protection provided prior to surrender will be costly.

The Relationship of the Death Benefit to Investment Performance

The death benefit during the first Policy year is the face amount of insurance – which is the guaranteed minimum.  Thereafter, the benefit is determined on each Policy anniversary and remains level during the following year, unless the variable adjustment amount calculated on the date of death would create a larger benefit.  Any change in the benefit above the guaranteed minimum depends on the investment performance of the chosen Separate Account or Accounts for the preceding Policy year.

The death benefit is made up of two parts: the guaranteed insurance amount (the face amount) and, if positive, the variable adjustment amount.  The variable adjustment amount, which is calculated on each Policy anniversary, reflects the investment results of the chosen Separate Account or Accounts for the preceding Policy year.

The Illustrations on Pages 27 to 34 demonstrate how the Policy values change with various hypothetical gross annual rates of return.  The death benefit does not change on a policy anniversary if the Accounts’ weighted aggregate rate of return after charges against the Accounts (Net Rate of Return) for the preceding Policy year was equal to 4%.  (The percentage corresponds to a gross annual rate of return of 4.79%.)  This is because the variable adjustment amount does not change at that rate of return.  If the Net Rate of Return for the preceding Policy year was more than 4%, the variable adjustment amount increases and therefore, if the death benefit was equal to or greater than the guaranteed minimum, it would increase.  If the Net Rate of Return for the preceding Policy year was less than 4%, the variable adjustment amount decreases and therefore, if the death benefit was above the guaranteed minimum, it would decrease, but it would never go below the guaranteed insurance amount.  For an example of the computation of a change in the variable adjustment amount, see Appendix II “Calculation of the Variable Adjustment Amount”, at Page 35.

The variable adjustment amount is cumulative and reflects the accumulation of increases and decreases from past Policy years.  The amount may be positive or may be negative, depending on the investment performance of the designated Account(s) during the time the Policy is in force.  If at the time of the Insured’s death, the variable adjustment amount is negative, then the death benefit is the guaranteed minimum.  Positive investment performance must first offset any negative variable adjustment amount before there can be a positive variable adjustment amount.  If the death benefit after the first Policy year is equal to the guaranteed minimum, it will increase above the guaranteed minimum only if the Net Rate of Return for the preceding Policy year was sufficiently greater than 4% to result in a positive variable adjustment amount.  The percentage change in the death benefit is not the same as the Net Rate of Return, and it is not related to current or future rates of inflation.  There is no guarantee that the investment performance of the chosen Separate Accounts will be sufficient to result in increases in death benefits.  (See “Death Benefit”, Page 12.)

Single Premium

In return for insurance benefits and other policy rights, the owner makes a single premium payment.  The premium amount depends on the Policy’s face amount and the insured’s sex and insurance age.  The minimum single premium is $10,000.

Charges Against the Single Premium

The amount allocated to the chosen Separate Accounts for a Policy will be the net premium.  This equals the single premium payable less state and local premium taxes (2% of the single premium) and administrative expenses (a $250 charge).  (See “Charges Deducted From Premium”, Page 10.)  There is no sales load deducted immediately from the single premium.  A sales load (not to exceed 9% of the single premium) will be deducted if the owner surrenders the Policy before the 9th Policy anniversary.  See “Contingent Deferred Sales Load”, Page 14.  (For examples of amounts allocated to a Separate Account, see “Allocated Net Premium (Male or Female)”, Page 10.)

The allocation of the net premium to the chosen Separate Accounts is made on the later of the Policy’s issue date or the date the single premium is received.  The allocation of the next premium is specified by the owner in the application for the Policy, in accordance with PMLIC’s rules.  (See “Allocation of Net Premium”, Page 10.)  Subsequently, the owner may redistribute amounts held under the Policy among the Separate Accounts.  (See “Transfer Option”, Page 14.)  A portion of the allocated amount will be used to cover the cost of the insurance protection.  (See “Charge for Cost of Insurance”, Page 11.)

Contingent Deferred Sales Load

If the owner surrenders the Policy before the Policy’s 9th anniversary, a deferred sales load is deducted from the Account Value, which is reflected in the amount of the net cash value payable to the owner.  The charge is 9% of the Account Value in year 1, 8% in year 2, decreasing to 0% in the 10th year.  This charge will not exceed 9% of the single premium.  (See “Account Value and Cash Value”, Page 14.)

Charges Against the Separate Accounts

A daily charge is made against each Account’s assets attributable to the Policies at an effective annual rate of ..35% of the value of each Account’s assets for mortality and expense risks.  The cash value of each Policy also reflects a daily deduction for the cost of insurance protection provided.

In addition, a daily asset charge is made equivalent to an effective annual rate of .25% of the assets of each sub-account of Separate Account V that invests in units of designated Series that are part of The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A.  This .25% charge may be increased in the future but in no event will it exceed an effective annual rate of .50%.

Currently, no charges are made against any of the Separate Accounts for PMLIC’s corporate Federal income taxes attributable to each Account.  However, PMLIC may make such charges in the future, if applicable.  Any such charges against a Separate Account will reduce its Net Rate of Return (See “Charges to the Separate Accounts”, Page 11.)

The Fund

The Fund serves as the investment medium for Separate Accounts I, II, III and IV.  The Fund is an open-end diversified management investment company and currently issues four “series” or classes of shares, each of which represents an interest in a separate portfolio within the Fund: the Growth Portfolio, the Money Market Portfolio, the Bond Portfolio, and the Managed Portfolio.  The Growth Portfolio invests in common stocks of companies believed to offer above average growth potential over both the intermediate and the long-term.  The Money Market Portfolio invests in money market instruments considered to be of high quality.  The Bond Portfolio invests in a diversified portfolio of freely marketable debt securities.  The Managed Portfolio invests in stocks, bonds, money market instruments or a combination thereof.

The Fund serves as an investment medium for other variable life policies issued by PMLIC.  At some later date, the Fund may also serve as an investment medium for other variable life policies and variable annuity contracts issued by PMLIC and may be made available as an investment medium for variable contracts issued by other insurance companies, including affiliated and unaffiliated companies of PMLIC.

Providentmutual Investment Management Company (Adviser) acts as investment adviser and is paid a fee by the Fund for rendering such investment advice.  The monthly compensation to the Adviser is equivalent to an effective annual rate of .40% of the first $250 million of the average daily net assets of each Portfolio, .35% of the next $250 million and .30% of the average daily net assets of each Portfolio in excess of $500 million.  Since January 1, 1987, the Adviser has employed W.H. Newbold’s Son & Co., Inc., (Newbold’s) to provide investment advisory services in connection with the Growth Portfolio.  As compensation for the investment advisory services rendered in connection with the Growth Portfolio, the Adviser pays Newbold’s a quarterly fee at an effective annual rate of 0.50% of the first $20 million of the market value of the Portfolio’s assents, 0.40% of the next $20 million of the market value of the Portfolio’s assents, and 0.30% of the market value of the Portfolio’s assets in excess of $40 million.  (See “The Market Street Fund, Inc.,” Page 8, and the Fund Prospectus attached to the end of this Prospectus.)

The Zero Coupon Trust

Separate Account V has three sub-accounts, each of which will invest in units of a designated corresponding Series of The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A., which is a unit investment trust type investment company.  The following Series are currently available:
•	1991 Series with a maturity date of May 15, 1991.
•	1996 Series with a maturity date of May 15, 1996.
•	2006 Series with a maturity date of February 15, 2006.

Each of these Series will contain a portfolio consisting primarily of debt obligations issued by the United States of America that have been stripped of the unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt obligations and coupons.

Merrill Lynch, Pierce, Fenner & Smith, Incorporated (MLPFS), a subsidiary of Merrill Lynch & Company, will serve as sponsor for the Zero Coupon Trust.  As sponsor, MLPFS will sell units of the Zero Coupon Trust to Separate Account V.  The price of these units will include a transaction charge that will be paid by PMLIC.  PMLIC will seek to recover such amounts paid through the daily asset charge noted above (see “Charges Against the Separate Accounts”, Page 5) that will be made against the assets of Separate Account V, currently in the amount of .25% of the assets of each sub-account.  The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for PMLIC.

The value of the Zero Coupon Trust units will vary more widely than units of a unit investment trust containing coupon-bearing U.S. Treasury securities with comparable maturities.  Accordingly, the cash value in a Series of Separate Account V may show wide fluctuations from day to day, particularly when the period to maturity is relatively long.  (See “The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A”, Page 9, and the Zero Coupon Trust Prospectus attached at the end of this Prospectus).

Commissions Page to Agents

The Polices will be sold by state licensed insurance agents of PMLIC who are also registered representatives of PML Securities Company (PML Securities) (the principal underwriter), or registered representatives of broker/dealers who have sales agreements with PML Securities.  The agent will receive a commission of up to 3.5% of the single premium.  Commissions and other sales expenses in any year are paid by PMLIC and do not represent a direct charge against the Policy.  (See “Distribution of Policies”, Page 24.)

The Loan Provisions and its Effect on the Death Benefit and Cash Value

The owner may borrow up to 90% of the cash value of the Policy.  Interest will be charged daily at an effective annual rate of 8%, compounded annually.  The loan may be repaid in whole or in part in accordance with the terms of the Policy.  A loan will not be permitted unless it is for at least $300.  When a loan is taken out, a portion of the cash value equal to the loan is transferred from the Separate Accounts to the General Account of PMLIC.  The amount maintained in the General Account will be credited with interest at an effective annual rate of 7.25% compounded daily, instead of the investment return earned by the Separate Accounts during the period the loan is outstanding.  As a result, the death benefit above the guaranteed minimum and the cash value are permanently affected by any loan, whether or not repaid in whole or in part.  The amount of any outstanding loan plus the interest accrued is deducted from the death benefit or the cash value when payment is made.  (See “Loan Provision”, Page 15.)

Cancellation Rights

The owner has a limited right to cancel and return the Policy to PMLIC.  The owner may examine the Policy and at any time within 10 days after receipt of the Policy or within 45 days after completion of Part I of the application for the Policy, whichever is later, may return it to PMLIC, or to an agent of PMLIC, with a written request for cancellation and obtain a refund.

During this period, any net premium over $100,000 must be allocated to Separate Account II (Money Market) and cannot be transferred out until the period has expired.  After expiration, the Policyowner may request a transfer of the net premium in excess of $100,000 to other Separate Accounts, but such transfer is not automatic.  (See “Transfer Option”, Page 14.)

The refund is equal to the amounts in the Separate Accounts when the request is received, plus any charges which were deducted from the single premium; except that if required by state law, the refund will equal the amount of the premium paid.  The Policy will specify which refund amount is applicable.

Exchange Available for a Fixed Life Insurance Policy

Within 18 months of the Policy’s issue date or within 6 months after the effective date of a material change in the investment policy of any chosen Account, the Policy may be exchanged for a fixed benefit single premium whole life insurance policy issued by PMLIC on the life of the Insured.  This exchange may be made without any requirement of insurability.  The fixed benefit insurance policy will have life insurance coverage equal to the face amount of the Policy.  (See “Exchange Privilege”, Page 16.)

PMLIC, THE SEPARATE ACCOUNTS, THE MARKET STREET FUND, INC., AND THE STRIPPED(“ZERO”) U.S. TREASURY SECURITIES FUND, PROVIDENT MUTUAL SERIES A.

PMLIC

PMLIC, a mutual life insurance company chartered in 1865 under Pennsylvania law, is authorized to transact life insurance and annuity business in Pennsylvania and in 49 other jurisdictions.  PMLIC assumes all insurance risks under the Policy and its assets support the Policy’s benefits.  On December 31, 1986, PMLIC’s assets were over $2.5 billion.  (See the financial statements of PMLIC under “Financial Statements”, Page 37.)

The Separate Accounts

Separate Accounts I, II, III, IV, and V were established by PMLIC on October 21, 1985 under the provisions of the Pennsylvania Insurance Law.  Each is a separate investment account to which assets are allocated to support the benefits payable under the Policies.

Each Separate Account’s assets are the property of PMLIC.  Each Policy provides that the portion of the Separate Account’s assets equal to the reserves and other liabilities under the Policy with respect to the Separate Account shall not be chargeable with liabilities arising out of any other business that PMLIC may conduct.  In addition to the net assets and other liabilities for the Policies, the Separate Accounts’ net assets include amounts derived from expenses charges under the Policies to the Accounts by PMLIC which it currently holds in the Separate Accounts (see “Charges to the Separate Accounts”, Page 11).  From time to time these additional amounts will be transferred in cash by PMLIC to its General Account.  Before making any such transfer, PMLIC will consider any possible adverse impact the transfer might have on an Account.

The Separate Accounts are registered as a unit investment trust type of investment company with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 Act), but such registration does not involve any supervision of the management or investment practices or policies of the Separate Accounts by the SEC.

The Market Street Fund, Inc.

Separate Accounts I, II, III and IV invest in shares of the Market Street Fund, Inc., a “series” type of mutual fund registered with the SEC under the 1940 Act as a diversified open-end management investment company.  The Fund currently issues four “series” or classes of shares, each of which represents an interest in a separate Portfolio within the Fund:  the Growth Portfolio, the Money Market Portfolio, the Bond Portfolio and the Managed Portfolio.  Shares of

each Portfolio currently are purchased and redeemed by the corresponding Separate Accounts.  The Fund sells and redeems its shares at net asset value; it does not impose a sales charge.

The Fund serves as an investment medium for other variable life policies issued by PMLIC.  At some later date, the Fund may also serve as an investment medium for other variable life policies and variable annuity contracts issued by PMLIC and may be made available as an investment medium for variable contracts issued by other insurance companies, including affiliated and unaffiliated companies of PMLIC.  PMLIC currently does not foresee any disadvantages to Policyowners arising out of the fact that the Fund will offer its shares to fund products other than PMLIC’s Policy.  However, the Fund’s Board of Directors intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts.

The investment objectives of the Fund’s Portfolios are set forth below.  The investment experience of each of the Separate Accounts depends on the investment performance of the Fund and the corresponding Portfolios.  There is no assurance that any Portfolio will achieve its stated objective.

The Growth Portfolio.  This portfolio seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above average growth potential over both the intermediate and the long-term.  Current income is a secondary consideration.

The Money Market Portfolio.  The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in money market instruments considered to be of high quality.

The Bond Portfolio.  The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of freely marketable debt securities.

The Managed Portfolio.  The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

The Fund is advised by Providentmutual Investment Management Company (Adviser), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.  As compensation for this services, the Adviser receives monthly compensation at an effective annual rate of .40% of the first $250 million of the average daily net assets of each Portfolio of the Fund, .35% of the next $250 million of the average daily net assets of each Portfolio of the Fund, and .30% of the average daily net assets of each Portfolio of the Fund in excess of $500 million.  Since January 1, 1987, the Adviser has employed W. H. Newbold's Son & Co., Inc., (Newbold's), an indirect wholly owned subsidiary of PMLIC, to provide investment advisory services in connection with the Growth Portfolio. As compensation for the investment advisory services rendered in connection with the Growth Portfolio, the Adviser pays Newbold's a quarterly fee at an effective annual rate of 0.50% of the first $20 million of the market value of the Portfolio's assets, 0.40% of the next $20 million of the market value of the Portfolio's assets, and 0.30% of the market value of the Portfolio's assets in excess of $40 million.

In addition to the fee for the investment advisory services, the Fund pays its own ex-penses generally, including brokerage costs, administrative coats, custodian costs, and legal, accounting and printing costs.  However, PMLIC has entered into an agreement with the Fund whereby it will reimburse the Fund for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.25% of the average-daily net assets of each Portfolio.  In addition, PMLIC makes a daily adjustment to the values under the Policies to offset completely certain Fund expenses charged to the Portfolios in which Separate Accounts I, II and III invest. (See "Other Charges", Page 12.)

A full description of the Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus of the Fund, which should be read together with this Prospectus.

The Stripped ("Zero") U.S. Treasury Securities Fund, Provident Mutual Series A

Separate Account V invests in units of The Stripped ("Zero") U.S. Treasury Securities Fund. Provident Mutual Series A, a unit investment trust, registered with the SEC as such under the 1940 Act. The Zero Trust Coupon consists of several series, each with a different maturity date. The objective of the Trust is to provide safety of capital and a high yield to maturity through Investment in any of three fixed Series consisting primarily of debt obligations issued by the United States of America that have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt obligations and coupons. A brief summary of the securities purchased by the Trust is set forth below. More detailed information may be found in the current prospectus for The Stripped ("Zero") U.S. Treasury Securities Fund, Provident Mutual Series A.

Since the U.S. Treasury securities have been stripped of their unmatured interest coupons, they are purchased at a deep discount. If held to maturity, the amount invested will grow to the face value and. therefore, a compound rate of growth to maturity could be determined for the Zero Coupon Trust units. The units, however, are held in sub-accounts of Separate Account V, and certain charges described under “Charges to the Separate Accounts” on Page 11, specifically the charge for mortality and expense risks and the asset charge against Separate Account V, must be reflected in the determination of a net return.  The net rate of return to maturity calculated below thus depends on the compound rate of growth in the units and these underlying charges, and the units being held to maturity.  It does not, however, reflect the applicable charges for the cost of insurance or the charges deducted from premium (Page 11) or any charge levied upon surrender (Page 15), which would affect the actual yield on the premium to a Policyowner.  Since the value of the Zero Coupon Trust's units will vary daily to reflect the market value of the underlying securities, the compound rate of growth to maturity and, hence, the net rate of return to maturity will correspondingly vary on a daily basis.

1991 Series. This portfolio contains stripped U.S. Treasury securities maturing on May 15, 1991. As of April 15, 1988 the net rate of return to maturity was 8.066%.

1996 Series. This portfolio contains stripped U.S. Treasury securities maturing on May 15. 1996. As of April 15, 1988 the net rate of return to maturity was 9.104%.

2006 Series, This portfolio contains stripped U.S. Treasury securities maturing on February 15, 2006. As of April 15, 1988 the net rate of return to maturity was 9.301%.

Because the value of the Trust's units vary on a daily basis to reflect market values, no net rate of return can be calculated prospectively for units not held until maturity.  The fluctuation in the value of units of the Zero Coupon Trust prior to maturity is more volatile than that of units of a unit investment trust containing unstripped U.S.  Treasury securities of comparable maturities, and because the value of units of the Zero Coupon Trust will affect death benefits (subject to the Guaranteed Minimum) and cash values under the Policy, the cash values and death benefits will fluctuate accordingly.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPFS), a subsidiary of Merrill Lynch & Company, will serve as sponsor for the Zero Coupon Trust.  Because each Series invests in a fixed portfolio, there is no investment manager. As sponsor, MLPFS will sell units of the Zero Coupon Trust to Separate Account V.  The price of these units will include a transaction charge that will not be paid by Separate Account V upon acquisition. Rather, the transaction charge will be paid directly by PMLIC to MLPFS out of PMLIC's General Account assets.  The amount of the transaction charge paid will be limited by agreement between PMLIC and MLPFS and will not be greater than that ordinarily paid by a dealer for similar securities.  PMLIC will seek reimbursement for the transaction charge paid through a daily asset charge which will be made against the assets of the sub-accounts (see “Asset Charge Against Separate Account V.” Page 11.)

Units of the Zero Coupon Trust will be disposed of to the extent necessary for PMLIC to provide benefits and make reallocations under the Policies. MLPFS intends, but is not contractually obligated, to maintain a secondary market in Zero Coupon Trust units.  As long as a secondary market exists, PMLIC will sell such units to MLPFS at the Sponsor’s repurchase price.  Otherwise, units will be redeemed with the Trustee at the Trust's redemption price, which is typically a lower amount. (See, “Valuation of Assets”, Page 14.)

Thirty days prior to the maturity date of the securities contained in a series of the Trust, an owner who has allocated all or a portion of the net premium or transferred cash value to the Sub Account of Separate Account V investing in that series will be notified and given the opportunity to select the Separate Account or Sub Account into which the cash value so allocated should he reallocated. If no instructions are received from the owner by PMLIC within the 30 day period, the cash value will be allocated to Separate Account II.

ALLOCATION OF NET PREMIUM

In the application for a Policy, the owner elects to have all of his or her net premium (single premium less certain deductions, see “Charges Deducted from Premium”, Page 11) allocated to one or more of the Separate Accounts to support the Policy’s benefits.  No less than

10% may be allocated to any Account chosen.  This allocation percentage for the chosen Separate Accounts must be in whole numbers.  PMLIC restricts allocation of premiums in excess of $100,000 to Separate Account II (Money Market).

PMLIC allocates the net premium on the later of the Policy’s issue date or the date the premium is received.  As an example, using the Policies illustrated on pages 27 through 34, PMLIC would allocate to the selected Accounts the following amounts:

Allocated Net Premium (Male or Female)

Issue Age 5 $10,000 Premium)	Issue Age 25 ($20,000 Premium)	Issue Age 40 ($25,000 Premium)	Issue Age 55 ($50,000 Premium)
9,550.00	19,350.00	24,250.00	48,750.00

CHARGES AND EXPENSES

Charges Deducted from Premium

The amount allocated to the selected Accounts for a Policy is the net premium.  This equals the single premium less certain charges listed below.

ADMINISTRATIVE CHARGE.  A charge of $250 is made to cover administrative expenses in connection with the issuance of the Policy.  Such expenses include medical examinations, insurance underwriting costs, and costs incurred in processing applications and establishing permanent Policy records.

STATE AND LOCAL PREMIUM TAX CHARGE.  This charge is 2% of the single premium.  Premium taxes vary from state to state and the 2% rate is the average rate expected to be paid on premiums received in most states.  This charge may be increased in certain localities when substantial additional premium taxes are assessed.

Charges to the Separate Accounts

CHARGE FOR MORTALITY AND EXPENSE RISKS.  PMLIC makes a daily charge to each Separate Account for mortality and expense risks assumed by PMLIC.  The charge is computed at an effective annual rate of .35% of the value of each Separate Account’s assets attributable to the Policies.

The mortality risk assumed is that insureds may live for a shorter period of time than estimated and therefore, a greater amount of death benefits than expected will be payable in relation to the amount of premiums received.  The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated.  If the mortality and expense risk charge proves insufficient, PMLIC will provide for all death benefits and expenses and any loss will be borne by PMLIC.  Conversely, PMLIC will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

CHARGE FOR COST OF INSURANCE.  A charge for the cost of insurance protection is reflected in the cash value daily (see “Cash Value”, Page 14) and in the amount provided for investment (the Account Value) annually.  This charge compensates PMLIC for the anticipated cost of paying death benefits to the beneficiaries of those persons who die during that period.  The amount of the charge is computed based upon the amount of insurance provided during the year, the Commissioners 1958 Standard Ordinary Mortality Table, and the Insured’s attained age and sex.  The cost of insurance generally increases with the attained age of the Insured.

ASSET CHARGE AGAINST SEPARATE ACCOUNT V.  PMLIC makes a daily asset charge against the assets of Separate Account V.  This charge is to reimburse PMLIC for the transaction charge paid directly by PMLIC to MLPFS on the sale of the Zero Coupon Trust units to Separate Account V.  PMLIC pays these amounts from General Account assets.  The amount of the asset charge currently is equivalent to an effective annual rate of .25% of the assets of each sub-account.  This amount may be increased in the future, but in no event will it exceed an effective annual rate of .50%.  The charge will be cost-based (taking into account a loss of interest) with no anticipated element of profit for PMLIC.

CHARGES FOR INCOME TAXES.  PMLIC currently does not charge any Separate Account for corporate Federal income taxes.  However, PMLIC may make such a charge in the future, if there are any taxes that may be attributable to that Account.  Charges for other applicable taxes attributable to the Account also may be made.  (See “Possible Charges for PMLIC’s Income Taxes”, Page 18.)

CONTINGENT DEFERRED SALES LOAD.  If the Policy is surrendered during the first 9 policy years, a surrender charge is assessed.  That charge will never be greater than 9% of the single premium.  (See, “Contingent Deferred Sales Load”, Page 15.)

GUARANTEE OF CERTAIN CHARGES.  PMLIC guarantees that it will not increase the charges deducted from the premium, and the charge to the Separate Accounts for mortality and expense risks.

OTHER CHARGES.  Separate Accounts I, II, III and IV purchase shares of the Fund at net asset value.  The net asset value of those shares reflects management fees and expenses already deducted from the assets of the Fund.  The fees and expenses for the Fund are described briefly on page 9 of this Prospectus in connection with a general description of the Fund.  However, PMLIC makes a daily adjustment in the net rate of return for Separate Accounts I, II, and III to offset completely all Fund expenses charged to the Portfolios in which those Accounts invest, except for (a) all brokers’ commissions, transfer taxes and other fees and expenses for services relating to purchases and sales of Portfolio investments, (b) investment advisory fees and (c) Fund income tax liabilities.

More detailed information is contained in the Fund and Zero Coupon Trust Prospectuses which are attached to this Prospectus.

THE VARIABLE LIFE POLICY

General

The following discussions summarize important provisions of the Policy.  These discussions assume that there have been no Policy loans.  The death benefit and cash value are affected if a Policy loan is made.  For loan information see “Loan Provision” on Page 15.

Death Benefit

The death benefit is the amount paid to the beneficiary at the death of the Insured.  It will be the sum of the guaranteed insurance amount (face amount of the Policy) plus, if positive, the variable adjustment amount, as described below.  The benefit will be reduced by any Policy loans and loan interest.

Insurance coverage generally begins on the issue date of the Policy, which is the time the application for insurance has been approved by PMLIC, provided that the single premium has been paid.  Under certain circumstances, however, where the premium is paid at the time the application is submitted to PMLIC, limited insurance coverage will begin prior to the approval of the application.

Interest is paid on death proceeds from the date of death until payment is made at the annual rate PMLIC is then paying under the Proceeds at Interest Option.  (See “Settlement Options”, Page 19.)

THE GUARANTEED MINIMUM.  The death benefit is guaranteed never to be less than the Policy’s face amount.  The Policy’s face amount is level throughout the life of the Policy.  Unless a calculation of the variable adjustment amount on the date of death of the Insured would produce a larger death benefit, the death benefit will equal the amount calculated on the prior Policy anniversary.  If the death benefit calculated as of the date of death of the Insured would be greater than the amount calculated on the prior anniversary, the larger amount will be paid as the death benefit.  Thus, generally, during the first Policy year the death benefit is equal to the Policy’s face amount.  Thereafter, the death benefit is determined on each Policy anniversary based upon the investment experience of the chosen separate Accounts for the preceding Policy year, and it remains constant during the remainder of the current Policy year.  The death benefit payable, therefore, generally depends on the Policy year in which the Insured dies.

THE VARIABLE ADJUSTMENT AMOUNT.  The death benefit is made up of two parts: the guaranteed insurance amount and, if positive, the variable adjustment amount.  The variable adjustment amount reflects the investment performance of the chosen Separate Accounts.  During the first Policy year the death benefit is the guaranteed insurance amount because the variable adjustment amount is zero.  On the first Policy anniversary, and on each anniversary thereafter, the investment results for the preceding Policy year are ascertained.  If the Separate Accounts’ actual weighted aggregate net rate of return (Net Rate of Return) for the preceding Policy year is 4% (equivalent to a gross rate of return of 4.79%), then the variable adjustment amount does not change on the next Policy anniversary.  If the Net Rate Return for the preceding Policy year is greater than 4%, the variable adjustment amount increases.  If the Net Rate of Return is less than 4% the variable adjustment amount decreases (but the death benefit never goes below the guaranteed minimum).

The net single premium increases as the Insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the variable adjustment amount.

The variable adjustment amount is set on each Policy anniversary and remains constant until the next Policy anniversary.  To calculate the increase or decrease in the variable adjustment amount on a Policy anniversary PMLIC divides the dollar amount of investment return adjusted for the assumed rate of return for the preceding year by a net single premium, which is based on the Insured’s age on the Policy anniversary and sex.  The increase or decrease in the variable adjustment amount on a Policy anniversary, in effect, equals the amount of insurance purchased under a Policy or the amount of insurance coverage cancelled under a Policy resulting from a positive or negative dollar amount of investment return, respectively.  The percentage change in the variable adjustment amount is not the same as the Net Rate of Return.

The variable adjustment amount is cumulative and reflects the accumulation of increases and decreases from past Policy years.  The cumulative amount may be positive or may be negative, depending on the investment performance of the chosen Separate Accounts during the time the Policy is in force.  If at the time of the Insured’s death the cumulative variable adjustment amount is negative, then the death benefit is the guaranteed minimum.  Positive investment performance in any year must first offset any negative variable adjustment amount from prior years before there can be a positive variable adjustment amount.

More detailed information regarding calculation of the Variable Adjustment Amount is included in Appendix II on page 35.

NET RATE OF RETURN.  The Net Rate of Return for a Separate Account is determined on each Policy anniversary.  It reflects the investment experience of the underlying Fund Portfolio or Zero Coupon Trust Series for the same period, reduced by the amount of the charges against the Account’s assets for such period and increased by any daily adjustment made by PMLIC to offset Fund expenses.  (See “Charges to the Separate Accounts”, Page 11).  The investment experience of the underlying Fund Portfolio or Zero Coupon Trust Series reflects the increases or decreases in the net asset value of the corresponding Portfolio shares or Zero Coupon Trust units during the period.  The investment experience for the underlying Fund Portfolio also includes any dividends or capital gains distributed by the Fund during the period.  (The Net Rate of Return for a Separate Account as of a date within a Policy year is determined on a corresponding basis from the first day of the Policy year to such date within the Policy year.)  The Net Rate of Return for a Policy is determined on each Policy anniversary, based upon the sum of the Net Rate of Returns for each chosen Separate Account, weighted by the portion of the benefit base allocated to each Account.  The Net Rate of Return for a Policy as of a date within a Policy year is determined on a corresponding basis.  The Net Rate of Return for a Policy year is not the same as the Separate Account’s Net Rate of Return for a calendar year unless a Policy’s anniversary is the last day of the calendar year.

VALUATION OF ASSETS.  For purposes of computing the Net Rate of Return, the value of the net assets of each of the Separate Accounts is determined as of the close of the New York Stock Exchange on each day when the Exchange is open for business (“Valuation Date”).

In valuing assets of the Separate Accounts, the Fund shares are valued at their net asset value per share.  The sponsor has indicated an intention to maintain a secondary market in Zero Coupon Trust units, although it is not contractually obligated to do so.  As long as the sponsor of the Zero Coupon Trust is maintaining a secondary market, the Zero Coupon Trust units shall be valued at the sponsor’s repurchase price as defined in the Prospectus for the Zero Coupon Trust.  The sponsor’s repurchase price is based upon the offering side evaluation of the portfolio securities.  Should the sponsor cease to maintain a secondary market, the Zero Coupon Trust units would be valued at the Trustee’s redemption price, as defined in the Zero Coupon Trust Prospectus.  The redemption price is based on the bid side valuation of the portfolio securities, which is typically lower than the offering side evaluation.

Account Value and Cash Value

AMOUNT OF ACCOUNT VALUE.  The Account Value equals the amount currently allocated among the Separate Accounts for the Policy.  The investment return of a Policy for the preceding year is determined by multiplying the Net Rate of Return by the Account Value.  The Account Value on the Policy date equals the net premium.  Thereafter, the amount of the Policy’s Account Value will vary daily with the investment experience of the chosen Separate Accounts.  The Account Value for a Policy at the end of any Policy year is equal to the Tabular Account Value on that date as shown in the Policy form plus (or minus) the net single premium on that date for the current Variable Adjustment Amount.  If the chosen Separate Accounts had a constant Net Rate of Return of 4%, the Account Value at the end of each Policy Year would equal the Tabular Account Value for that year listed in the Policy form.  The Account Value on any day within a Policy year equals the Account Value as of the end of the preceding Policy year, adjusted to reflect the chosen Separate Accounts’ Net Rate of Return.

The Account Value is not guaranteed.  The Policy offers the possibility of Account Value appreciation resulting from investment performances greater than 4%, although there is no assurance that such appreciation will occur.  It is also possible, due to investment performance of less than 4%, for the Account Value to decline to the point of having no value.  The Policyowner bears all the investment risk as to the amount of the Account Value.  The tables on Pages 27 to 34 illustrate the Account Values at the end of the Policy years shown, assuming the various hypothetical rates of return.

CASH VALUE.  The cash value equals the Account Value minus a surrender charge (the Contingent Deferred Sales Load) and minus the deduction for the cost of insurance protection provided during the period.  (See “Contingent Deferred Sales Load”, below.)  The cash value is not guaranteed.  The cash value minus any outstanding Policy load and loan interest equals the net cash value, which is the amount that may be received by the owner upon surrender of the Policy.

CONTINGENT DEFERRED SALES LOAD.  There is a surrender charge if the Policy is surrendered during the first 9 years.  The charge will never exceed 9% of the single premium.  The charge is 9% of the Account Value in year 1.  It declines by 1% per year; hence, is 8% during year 2, 7% in year 3, etc., until it reaches 0% in year 10.  Although the percentage surrender charge decreased by 1% per year, if the investment experience were sufficiently high, the dollar amount of the charge may not decrease by the same percentage or the dollar amount could remain constant.  If the charge as a percentage of the Account Value in any year would exceed 9% of the single premium paid, the charge will be reduced so as to be no greater than 9% of the single premium.

The surrender charge is designed to compensate PMLIC for expenses incurred in connection with the distribution of the Policy.  (See “Distribution of Policies”, Page 24.)  However, the expenses incurred in any particular year are not necessarily related to the amounts received through the Contingent Deferred Sales Load.  To the extent that sales expenses are not recovered over the life of the Policy from the surrender charge, PMLIC will recover its distribution costs from sources other than the surrender charge, which may include any profits from other charges under the Policy or PMLIC’s surplus.

TRANSFER OPTION.  The owner may redistribute the amount provided for investment in the Separate Accounts up to 4 times a year without PMLIC’s consent.  The redistribution will be effective at net asset value as of the date of receipt of the transfer request at PMLIC’s Home Office.  The amount transferred must be at least $100 (or the entire Account or sub-account balance, if smaller).  If a transfer would leave less than $100 in an Account or sub-account, PMLIC reserves the right to transfer the entire balance.  No transfers will be permitted during the free look period without PMLIC’s consent.

SURRENDER FOR NET CASH VALUE.  The owner may surrender the Policy for its net cash value at any time while the Insured is living.  A Policy’s net cash value equals the cash value less any outstanding Policy loan and loan interest.  (See “Loan Provision”, below.)  The amount payable will be the net cash value next computed after the request is received at the Home Office of PMLIC.  Surrender will be effective as of the date of the Policy and signed request for surrender are sent to PMLIC.  In lieu of a single sum payment of the net cash value, the owner may elect to have the proceeds applied to a settlement option.  (See “Other Policy Provisions”, Page 19.)

Loan Provision

LOAN PRIVILEGE.  The owner may borrow up to 90% of the cash value upon assignment to PMLIC of the Policy as sole security.  The minimum amount the owner may borrow is $300 ($200 for Policies issued to residents of Connecticut).  Interest will be charged daily at an effective annual rate of 8% compounded on each Policy anniversary.  Interest is due on each Policy anniversary.  If the interest is not paid when due, it will be added to the loan and bear interest at the loan rate.  The owner may repay all or a portion of any loan and accrued interest while the Insured is living and the Policy is in force.

EFFECT OF LOAN.  When a loan is taken out, a portion of the cash value equal to the loan is transferred from the Separate Accounts to PMLIC’s General Account, and repayment of a loan will result in a transfer back to the Separate Accounts.  Loans and any repayments will be allocated among the Separate Accounts based upon the net cash value in each Separate Account as of the date of the loans or the repayments are made.  The amount maintained in the General Account will not be credited with the Net Rate of Return earned by the Separate Accounts during the period the loan is outstanding.  Instead, interest will be credited daily at an effective annual rate of 7.25% compounded daily.  Therefore, a Policy’s death benefit above the guaranteed minimum and a Policy’s cash value are permanently affected by any loan whether or not repaid in whole or in part.

For example, use the Policy for a male, issue age 25 illustrated on Page 28, and assume the 12% gross annual rate of return and that a $10,000 loan was made at the end of the Policy year 9.  For the end of Policy year 10, the death benefit and cash value would be $191,210 and $51,766 respectively.  (The outstanding indebtedness would be deducted from these amounts upon death or surrender.)  The differences between these amounts and the $192,658 death benefit and $52,157 cash value shown on page 28 for Policy year 10 result because the portion of the cash value equal to the indebtedness which is transferred from the Separate Accounts reflects the 7.25% rate of return rather than the Accounts’ Net Rate of Return of 11.16%.

The amount of any outstanding loan plus loan interest accrued is subtracted from the death benefit or the cash value on payment.

Whenever the then outstanding loan plus loan interest accrued exceeds the cash value, the Policy will terminate 31 days after notice has been mailed by PMLIC to the owner and any assignee of record at their last known addresses, unless a repayment of the amount in excess of the cash value is made within that period.

Single Premium

The amount of the single premium depends on the face amount of the Policy and the age and sex of the person insured.  In setting its premium rates, PMLIC took into consideration actuarial estimates of death and surrender benefits, expenses, investment experience, and an amount to be contributed to PMLIC’s surplus.

The single premium covers expenses, which are highest in early Policy years, and the cost of mortality risk, which increases with age.  The single premium allocated to the Separate Accounts is used to support the expected death claims in early Policy years, with the balance accumulated as a reserve to help meet the death claims in late policy years.  Also, assets are allocated to PMLIC’s General Account when a reserve is held to cover the contingency that the Insured will die at a time when the guaranteed minimum death benefit exceeds the death benefit which would have been payable in the absence of such guarantee.

Illustration of Premium Rates

The table below shows sample single premium rates for polices with face amounts of $100,000 for ages 10, 25 and 40, Male and Female.

Issue Age	Face Amount	Male Single Premium	Female Single Premium
10	100,000	12,884.69	10,800.00
25	100,000	20,290.82	16,917.35
40	100,000	32,739.80	27,006.12

Dividends

The Policies are participating; however, no dividends are anticipated.  If dividends are ever declared, they will be paid in cash.  For a Policy sold in New York State, if dividends are ever declared, they will be paid under one of the following options: paid in cash; left to accumulate at interest; or used to buy paid-up additions.  If no option is selected, dividends will be sued to buy paid-up additions.

Exchange Privilege

Within 18 months after the issue date shown in the Policy or within 6 months after the effective date of a material change in the investment policy of any chosen Separate Account, the owner may exchange the Policy for a permanent fixed life insurance policy on the Insured’s life.  That policy will be a single premium life policy issued by PMLIC.

No evidence of insurability is required to exercise this privilege.  The new policy will have a level face amount equal to the face amount of the Policy and the same issue age, issue date for the Insured as the Policy.  No future premiums will be payable on the new policy.

The exchange will be subject to an equitable adjustment to reflect variances, if any, in the cash values and dividends between the Policy and the new fixed-benefit policy.  Any Policy loan and loan interest must be repaid on or before the effective date of exchange.  The method of calculating the adjustment is filed by PMLIC with the appropriate State insurance regulatory authorities.

The foregoing description of Policy provisions is qualified by reference to a specimen of the Policy which has been filed as an exhibit to the Registration Statement.  Settlement Options and General Provisions of the Policies are discussed under “Other Policy Provisions”, Page 19.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations.  This discussion is not intended as tax advice.  Counsel or other competent tax advisors should be consulted for more completed information.  This discussion is based upon PMLIC’s understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service.  No representation is made as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service.

Tax Status of the Policy

PMLIC believes that, under present Federal income tax laws, the Policy should be treated as a life insurance contract.  Section 7702 of the Internal Revenue Code of 1986, as amended (the Code) includes a definition of a life insurance contract for Federal tax purposes.  This definition can be satisfied by complying with either of two tests set forth in section 7702.  The Treasury has not yet prescribed regulations interpreting the manner in which the tests under section 7702 are to be applied.  Although there are no regulations at this time, PMLIC believes that the Policy meets the statutory definition in section 7702 of a life insurance contract.

Section 817(b) of the Code requires that the investments of each of the Separate Accounts must be “adequately diversified” in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under section 7702 of the Code (discussed above).  PMLIC believes that the Fund and the Zero Coupon Trust in which the Separate Accounts invest each currently meet the diversification requirement, and PMLIC will monitor continued compliance with this requirement.  In connection with the issuance of the temporary regulations relating to diversification requirements, the Treasury Department announced that such regulations do not provide guidance concerning the extent to which policyowners may direct their investments to particular separate accounts.  Regulations in this regard are expected in the near future.  It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations.  For these reasons, the Policy or the Company’s administrative rules may be modified as necessary to prevent the Policyowner from being considered the owner of the assets of the Separate Accounts or otherwise to qualify the Policy for favorable tax treatment.

The following discussions assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

PMLIC believes that under current tax laws the policy proceeds and cash value increases of a variable life insurance policy will be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes.  Thus, the death benefit under the Policy will be excludable from the gross income of the beneficiary under section 101(a)(1) of the Code and the Policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereof, under the Policy until its actual surrender.  Depending upon the circumstances, a surrender, partial withdrawal, termination, or assignment of the Policy may have tax consequences.  In this regard, under specified conditions, a distribution under the Policy during the first fifteen years from issuance that reduces benefits under the Policy may be taxed to the policyowner as ordinary income to the extent of any investment earnings inherent in the Policy.

PMLIC also believes that under current tax laws loans received under a Policy will be treated as indebtedness of an Owner in the same manner as loans under a fixed-benefit life insurance policy.  Under current law, no part of a policy loan constitutes income to the Owner.  Interest paid on a policy loan is not deductible for federal income tax purposes.

Federal estate, state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.

Proposed Changes in Tax Treatment of Policy Loans and Other Distributions

Recently Congressional hearings were held on whether section 7702, which sets forth the definition of a life insurance contract for Federal income tax purposes, is fulfilling its purpose of curtailing the investment uses of life insurance by limiting the purchase of life insurance principally to a means of providing death benefits to dependents.  In addition, a bill (H.R. 3441) has been introduced in the U.S. House of Representatives, which (if enacted) would make three significant changes to the treatment of life insurance policies:  First, under H.R. 3441 distributions under life insurance contracts would be treated as taxable income first and then a return of the basis in the policy.  Second, loans under life insurance would be treated as taxable distributions under life insurance contracts would be treated as taxable income first and then a return of the basis in the policy.  Second, loans under life insurance would be treated as taxable distributions.  Third, with certain exceptions, an additional 10 percent income tax generally would be imposed on the portion of any distribution or loan under a life insurance policy that is includible in income.  The bill would apply to loans and other pre-death distributions that occur after October 7, 1987, to the extent that the amount distributed is allocable to premiums paid after such date.  Of course, there is no way of predicting whether H.R. 3441 in its current form or some other form, or other legislation adversely affecting life insurance, will be enacted as a result of the recent Congressional Hearings.

This Prospectus is not intended as tax advice.  You should consult your tax adviser or attorney.

Possible Charge for PMLIC’s Income Taxes

PMLIC is presently taxed as a “life insurance company” under the Code.  PMLIC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policy.  Based on these expectations, no charge is being made currently to the Separate Accounts for company federal income taxes which may be attributable to each Account.

PMLIC will review the question of a charge to the Separate Accounts for Company federal income taxes periodically.  Such a charge may be made in future years for any federal income taxes incurred by PMLIC.  This might become necessary if the tax treatment of PMLIC is ultimately determined to be other than what PMLIC currently believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the Company level, or if there is a change in PMLIC’s tax status.  Any such charge would be designed to cover the federal income taxes attributable to the investment results of each Account.

Under current laws PMLIC may incur state and local taxes (in addition to premium taxes for which a charge is made) in certain states.  At present these taxes are not significant.  If there is a material change in applicable state or local tax laws, charges for such taxes, or reserves for such taxes, if any, attributable to each Account may be made.

If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Separate Account to PMLIC’s General Account.  Any investment earnings on tax charges accumulated in a Separate Account will be retained by PMLIC.

OTHER POLICY PROVISIONS

Settlement Options

In lieu of a single sum payment of Policy proceeds on death or surrender, an election may be made to apply the proceeds under any one of the fixed benefit settlement options provided in the Policy.  The options are stated below.

PROCEEDS AT INTEREST OPTION.  Left on deposit to accumulate with PMLIC with interest payable at the rate of at least 3% per year.

INSTALLMENTS OF A SPECIFIED AMOUNT OPTION.  Payable in equal installments until proceeds applied under the option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.

INSTALLMENTS FOR A SPECIFIED PERIOD OPTION.  Payable in the number of equal monthly installments set forth in the election.  Payments may be increased by additional interest which would increase the installments certain.  The guaranteed interest rate is 3% per year.

LIFE INCOME OPTION.  Payable in equal monthly installments during the payee’s life.  Payments will be made either with or without a guaranteed minimum number.  If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the option are exhausted, as elected.  The amount of the payments will be based on the rates specified in the Policy.

JOINT AND SURVIVOR LIFE INCOME.  Payable in equal monthly installments during the joint lives of the payee and one other person and during the life of the survivor.  The minimum number of payments will be either for 120 or 240 months, as elected.

ALTERNATE LIFE INCOME OPTION.  Proceeds may be taken as a life income with the amount of the payments based on the nonparticipating single premium immediate annuity rates in effect at the time payments begin instead of those specified in the Policy.

General Provisions

BENEFICIARY.  The beneficiary is as designated in the application for a Policy, unless thereafter changed by the owner during the Insured’s lifetime by written notice to PMLIC.  Any proceeds for which there is not a designated beneficiary surviving at the Insured’s death are payable in a single sum to the Insured’s executors or administrators.

ASSIGNMENT.  The owner may assign the Policy and all rights thereunder except the right to change the beneficiary and to make election under the settlement options.  No assignment binds PMLIC unless in writing and received by PMLIC.  A payee who is not also the owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.

AGE AND SEX.  If the Insured’s age or sex has been misstated in the Policy, any benefits will be such as the premium paid would have purchased at the correct age and sex.

SUICIDE.  In the event of the Insured’s suicide within two years from the Policy’s date of issue (except where State law requires a shorter period) PMLIC’s liability is limited to the payment to the beneficiary of a sum equal to the single premium paid less any loan and loan interest accrued.

INCONTESTABILITY.  The Policy will be incontestable after it has been in force during the Insured’s lifetime for two years from the date of issue (or such other date as required by State law).

PAYMENTS AND DEFERMENT.  Payment of the death benefit or cash value (less any loan and loan interest) or loan proceeds generally will be made within seven days after receipt by PMLIC of all documents required for such payments.

Generally, the amount of such payment will be determined as of the date of receipt by PMLIC of all required documents.  However, PMLIC may defer the determination or payment of such amounts if the effective date for determining such amounts falls within any period during which: (1) the disposal or valuation of an Account’s assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC’s rules and regulations, trading is restricted or an emergency is deemed to exist or (2) the SEC by order permits postponement of such action for the protection of PMLIC policyholders.

Interest will be paid at an annual rate of 3% if there is a delay in paying the cash value for more than 30 days.  For a Policy sold in New York state, if payment of the next cash value upon surrender or for a policy loan is not mailed or delivered within 10 working days of receipt by PMLIC of the request, interest will be added to the amount payable at the rate required by New York law.

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.  A recent decision of the United States Court of Appeals for the Second Circuit, Spirt v. TIAA-CREF, indicates that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  The Policy offered by this Prospectus is based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment-related insurance or benefits program before purchasing this Policy.

VOTING RIGHTS

As stated above, all of the assets held in the Separate Accounts I, II, III and IV will be invested in shares of corresponding Portfolios of the Fund.  PMLIC is the legal owner of those shares and as such has the right to vote upon any matter that may be voted upon at a shareholders’ meeting, to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund.  However, in accordance with its view of present applicable law, PMLIC will vote the shares of the Fund at regular and special meetings of the shareholders of the Fund in accordance with instructions received from Policyowners.  Fund shares held in each Separate Account for which no timely instructions from Policyowners are received will be voted by PMLIC in the same proportion as those shares in that Separate Account for which instructions are received.

Each Policyowner having a voting interest will be sent proxy material and a form for giving voting instructions.  Policyowners may vote, by proxy or in person, only as to the Fund Portfolios that correspond to the Separate Account in which their Policy values are then allocated.  The number of Fund shares held in each Separate Account attributable to a Policy for which the Policyowner may provide voting instructions will be determined by dividing the Account Value of the Policy by the net asset value of one share of the corresponding Fund Portfolio as of the record date for the Fund’s shareholder meeting.  Fractional shares will be counted.  For each share of a Portfolio for which Policyowners have no interest, PMLIC will cast votes, for or against any matter, in the same proportion as Policyowners vote.

If required by state insurance officials, PMLIC may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Fund’s Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Fund’s Portfolios.  In addition, PMLIC may disregard voting instructions in favor of changes initiated by a Policyowner or the Fund’s Board of Directors provided that PMLIC’s disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio’s objectives and purposes, and the effect the change would have on PMLIC.

If PMLIC does disregard voting instructions, it will advise Policyowners of that action and its reasons for such action in the next semi-annual report to Policyowners.

At some later time, Fund shares may be held by separate accounts of other affiliated and unaffiliated insurance companies of PMLIC.  PMLIC expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies.  This will dilute the effect of voting instructions of owners of Policies.

CHANGES IN APPLICABLE LAW, FUNDING AND OTHERWISE

The voting rights described in the Prospectus are created under applicable Federal securities laws.  To the extend that such laws or regulations promulgated thereunder eliminate the necessity to solicit voting instructions from Policyowners or restrict such voting rights, PMLIC reserves the right to proceed in accordance with any such laws or regulations.  PMLIC also reserves the right, subject to compliance with applicable law, including approval of Policyowners if so required, (1) to transfer assets determined by PMLIC to be associated with the class of policies to which the Policies belong from one Separate Account to another separate account by withdrawing the same percentage of each investment in the Account with appropriate adjustments to avoid odd lots and fractions, (2) to create additional separate investment accounts, to create divisions from, or combine or remove divisions from, separate accounts, or to combine any two or more accounts including the Separate Accounts, (3) to operate one or more of the Accounts as a management investment company under the 1940 Act, or in any other form permitted by law, (4) to deregister the unit investment trust under the 1940 Act, and (5) to modify the provisions of the Policies to comply with applicable laws.  PMLIC has reserved all rights in respect of its corporate name and any part thereof, including without limitation the right to withdraw its use and to grant its use to one or more other separate accounts and other entities.

Although PMLIC believes it be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios in the Fund or Series of the Trust may become unsuitable for investment by the corresponding Separate Account because of a change in investment policy, or a change in the tax laws, or because the shares or units are no longer available for investment.  In that event, PMLIC may seek to substitute the shares of another Portfolio or Series or of an entirely different mutual fund or trust.  Before this would be done, the approval of the SEC and possibly one or more state insurance departments would be obtained, to the extent legally required.
OFFICERS AND DIRECTORS OF PMLIC
Name and Position*	Principal Occupation During the Past Five Years
John a. Miller ………………………………. Chairman of the Board	Chairman and Chief Executive Officer of PMLIC
Dr. Dorothy M. Brown …………………….. Director 16 Meredith Road Green Hills Farm, PA 19151	President of Rosemont College
M. Todd Cooke …………………………….. Director 1212 Market Street Philadelphia, PA 19107	Vice Chairman of Meritor Financial Group
James G. Cullen ……………………………. Director	President and Chief Executive Officer of Bell Atlantic Enterprises
G. Morris Dorranee, Jr. …………………… Director Broad & Chestnut Sts. Philadelphia, PA 19101	Chairman of the Executive Committee of Core States Financial Corp.
John W. Eckman …………………………… Director 500 Virginia Drive Fort Washington, PA 19034	Chairman of the Executive Committee of Rorer Group Inc.

Dr. Claire M. Fagin ………………………… Director Nursing Education Bldg. S-2 Philadelphia, PA 19104	Dean of the School of Nursing of the University of Pennsylvania
Richard E. Heckert ………………………… 9000 DuPont Building Wilmington, DE 19898 Philadelphia, PA 19101	Chairman and Chief Executive Officer of E. I. DuPont de Nemours
J. Richard Jones ……………………………. Director 100 N. 20th Street Philadelphia, PA 19103	President and Chief Exeuctive Officer of Jackson-Cross Company
John P. Neafsey ……………………………. Director 100 Matsonford Road Rudner, PA 19087	Executive Vice President of Sun Company, Inc.
Theodore B. Palmer, 3rd …………………. Director Blue Bell, PA 19422	Retired Chairman and Chief Executive Officer of Yarway Corporation
Donald A. Scott ……………………………. Director 2000 One Logan Square Philadelphia, PA	Senior Partner – Morgan, Lewis and Bockius
John J.F. Sherrerd ………………………… Director 2 Bala Cynwyd Plaza Bala Cynwyd, PA 19004	Partner – Miller, Anderson & Sherrerd
Harold A. Sorgenti …………………………. Director 1500 Market Street Philadelphia, PA 19101	President and Chief Executive Officer of Arco Chemical Company
William R. Wilson …………………………. Director 50 S. First Ave. Coatesville, PA 19320	President and Chief Executive Officer of Lukens, Inc.

L. J. Rowell, Jr. …………………………….. President and Chief Operating Officer Director	President and Chief Operating Officer of PMLIC
John T. Unipan ……………………………… Executive Vice President	Executive Vice President of PMLIC
Robert J. Gibbons ………………………….. Executive Vice President	Executive Vice President of PMLIC
Gerald B. Beam …………………………….. Senior Vice President – Corporate	Senior Vice President – Corporate of PMLIC
Arnold A. Dicke ……………………………. Senior Vice President and Chief Actuary	Senior Vice President and Chief Actuary of PMLIC since 1983; Second Vice President and Individual Actuary of Penn Mutual Life Insurance Company from 1974 to 1983
Stanley Reber ……………………………… Senior Vice President and Chief Investment Officer	Senior Vice President and Chief Investment Officer of PMLIC; Executive Vice President of Texas American Bank from 1975 to 1985
Lawrence R. Brown, Jr. ……………………. Senior Vice President and General Counsel	Senior Vice president and General Counsel of PMLIC
David T. Warner ………………………….. Vice President – Underwriting	Vice President – Underwriting of PMLIC
William D. Smith ………………………….. Vice President – Corporate Actuarial	Vice President – Corporate Actuarial of PMLIC
Craig L. Snyder ……………………………. Vice President – Mortgage Loans and Real Estate	Vice President – Mortgage Loans and Real Estate of PMLIC
Guy H. Edwards …………………………… Vice President – Information Services	Vice President – Information Services of PMLIC; Senior Vice President of Federal Reserve Bank from 1976 to 1982
James F. Tutor ……………………………. Vice President – Community Relations and Secretary	Vice President – Community Relations and Secretary of PMLIC

Roseanne Gatta ……………………………. Assistant Vice President and Treasurer	Assistant Vice President and Treasurer of PMLIC
Mary Lynn McNally ………………………. Vice President and Controller	Vice President and Controller of PMLIC; Principal of Arthur Young Company from 1976 to 1986

* Unless otherwise indicated, the address is 1600 Market Street, Philadelphia, Pennsylvania 19108.

A Fidelity Bond in the amount of $3 million covering PMLIC’s directors, officers and employees has been issued by Federal Insurance Company, a member of the Chubb Group.

DISTRIBUTION OF POLICIES

Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell PMLIC’s variable life insurance policies, who are also registered representatives of PML Securities or registered representatives of broker/dealers who have sales agreements with PML Securities.  PML Securities, whose address is 1600 Market Street, Philadelphia, Pennsylvania 19103 is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.  It is an indirect wholly owned subsidiary of PMLIC.  PML Securities will act as the principal underwriter, as defined in the 1940 Act, of the Policies (as well as other variable life policies) for the Separate Accounts pursuant to a Distribution Agreement to which the Accounts, PML Securities and PMLIC are parties.  During fiscal year 1986, PML Securities received compensation in the amount of $7,715 for services pursuant to the Distribution Agreement.  The principal underwriter may not be changed if such change is disapproved by PMLIC, which disapproval may not be unreasonable.  In the event that PMLIC disapproves a proposed change, the proxy statement for the Fund’s next annual meeting will include a summary of the proposed change and the reasons given by PMLIC for its disapproval.  The Policies are sold only in those states where their sale is lawful.

The insurance underwriting and the determination of whether to accept or reject an application for a Policy is done by PMLIC.  PMLIC will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the cancellation right.

The agents who are both registered representatives of PML Securities and career agents of PMLIC are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation.  The maximum percent of the single premium which is payable to an agent for selling a Policy is 3.5%.  Agents may also receive expense allowances.

Agents with less than three years of service with PMLIC may be paid on a different basis.  Agents who meet certain productivity and/or persistency standards with respect to the sale of policies issued by PMLIC may be eligible for additional compensation.

REPORTS

In each Policy year a statement will be sent to the owner describing the status of the Policy, including setting forth the death benefit, cash value and any outstanding loan and loan interest as of the first day of such year.  This statement will also show the amount of the cash value derived from each Separate Account.  In addition, a statement will be sent to an owner showing the status of the Policy following the transfer of amounts from one Separate Account to another, or following the taking out of a loan or the making of any payment on a loan.

An owner will be sent a semi-annual report containing the financial statements of the Separate Accounts, the Fund and the Zero Coupon Trust, as required by the 1940 Act.

STATE REGULATION

PMLIC is subject to regulation and supervision by the Insurance Department of the Commonwealth of Pennsylvania which periodically examines its affairs.  It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business.  A copy of the form of Policy has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold.  PMLIC is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

EXPERTS

The financial statements included in this Prospectus, to the extent and for the periods indicated in their reports, have been examined by Coopers and Lybrand, independent certified public accountants, as indicated in their reports as listed in the Index to the Financial Statements on Page 37, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Actuarial matters included in the Prospectus have been examined by Stephen L. White, F.S.A., MAAA, Assistant Vice President and Actuary of PMLIC, as stated in his opinion filed as an exhibit to the Registration Statement.

LEGAL MATTERS

Matters pertaining to Federal securities law have been passed upon by Sutherland, Asbill & Brennan, Washington, D.C. Matters of the Commonwealth of Pennsylvania law pertaining to the Policies, including PMLIC’s right to issue the Policies and its qualification to do so under applicable laws and regulations insured thereunder, have been passed upon by Edward W. Diffin, Jr., Esquire, Associate Counsel of PMLIC.

APPENDIX I
Illustrations Of Death Benefits,
Cash Values And Accumulated Premiums

Tables on Pages 27 to 34 illustrate the way in which a Policy operates and are provided to assist in the comparison of death benefits and cash values under the Policies with those under other variable life policies issued by PMLIC or other companies.  The tables show how the death benefit, Account Value and cash value may vary over an extended period of time for different issue ages, assuming hypothetical rates of investment return for the Separate Accounts equivalent to constant gross annual rates of 0%, 4%, 8%, and 12%.  The tables are for males and females at certain ages and for various single premium amounts.

The amounts shown are as of the end of each Policy year and take into account deductions from the single premium and the daily charge for mortality and expense risks equivalent to an effective annual charge of .35%.  In addition the amounts shown reflect an averaging of certain other charges that may be assessed under the Policy, depending upon how the net premium is allocated and Policy values are distributed.  The total asset charge reflected in the illustrations, including the .35% mortality and expense risk charge, is .75%. This total asset charge was based on an assumption that a Policyowner allocates the Policy values equally among the 7 investment options available under the Policy (the four Separate Accounts investing in the Fund and the three sub-accounts investing in the Zero Coupon Trust), and the current level of charges:

•	an asset charge against Separate Account V of .25% to recover the transaction charge paid by PMLIC (could increase to ..50%);

•	an investment advisory fee indirectly borne by the assets of Separate Accounts I. II, III, and IV in the amount of .40% (could decrease as assets of the Fund increase);

•
expenses charged against the Managed Portfolio up to .25% indirectly borne by Separate Account IV (no expenses of the Fund for Separate Account I, II, and III are assumed because of the adjustment to Policy values made by PMLIC for certain of those amounts).

The tables also reflect the fact that no charges for federal or state income taxes are currently made against the Separate Accounts.  If such a charge were made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

The second column of each table shows the amount to which the single premium would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 4% and 5% compounded annually.

PMLIC will furnish upon request a comparable illustration reflecting the proposed Insured's age, sex, and the face amount or single premium requested.  In addition, a comparable illustration will he included at the delivery of a Policy if a purchase is made, reflecting the Separate Accounts chosen.

Single Premium Variable Life
Male Issue Age 5
Initial Face Amount $89,378							Single Premium $10,000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	10,400	10,500	89,378	89,378	92,150	96,600	9,369	9,748	10,127	10,506	8,526	8,871	9,227	9,806
2	10,816	11,025	89,378	89,378	95,006	102,250	9,198	9,958	10,747	11,586	8,462	9,161	9,887	10,695
3	11,249	11,576	89,378	89,378	97,949	109,358	9,636	10,178	11,411	12,740	8,493	9,486	10,612	11,848
4	11,699	12,456	89,378	89,378	100,941	116,956	8,882	10,409	12,123	14,040	8,349	9,764	11,396	13,198
5	12,187	12,763	89,378	89,378	104,105	125,978	8,735	10,650	12,896	15,480	8,298	10,118	12,241	14,706

6	12,653	13,401	89,378	89,378	107,325	133,762	8,583	10,900	13,699	17,072	8,249	10,464	13,151	16,389
7	13,159	14,071	89,378	89,378	110,645	143,046	8,455	11,158	14,567	18,832	8,201	10,823	14,430	18,287
8	13,686	14,775	89,378	89,378	114,067	152,974	8,320	11,423	15,491	20,774	8,154	11,195	15,181	20,359
9	14,223	15,513	89,378	89,378	117,595	161,592	8,186	11,683	16,172	22,915	8,104	11,576	16,307	22,686
10	14,802	16,299	89,378	89,378	121,232	171,949	8,054	11,968	17,514	25,274	8,054	11,968	17,514	25,274

11	15,395	17,103	89,378	89,378	121,902	187,097	7,922	12,247	18,618	27,871	7,922	12,247	18,618	27,871
12	16,010	17,959	89,378	89,378	128,849	200,009	7,792	12,532	19,791	30,733	7,792	12,532	19,791	30,723
13	16,661	18,056	89,378	89,378	132,806	213,945	7,683	12,822	21,034	33,884	7,663	12,822	21,034	33,884
14	17,317	19,799	89,378	89,378	136,917	220,818	7,535	12,117	22,357	37,354	7,536	13,117	22,353	37,354
15	18,009	20,779	89,378	89,378	141,181	244,741	7,410	13,420	23,758	41,184	7,410	13,420	23,758	41,184

16	18,730	21,829	89,378	89,378	145,552	261,737	7,288	13,732	25,263	45,410	7,288	13,732	26,253	45,410
17	19,479	22,929	89,378	89,378	150,055	279,911	7,169	14,052	26,815	50,075	7,103	14,062	26,815	50,075
18	20,258	21,066	89,378	89,378	151,696	299,311	7,053	14,382	28,642	55,224	7,053	14,382	28,542	55,228
19	21,068	25,299	89,378	89,378	159,949	329,122	6,940	14,723	30,251	60,921	6,940	14,723	30,351	60,921
20	21,911	26,533	89,378	89,378	164,111	362,337	6,831	15,075	32,282	67,216	6,831	15,075	32,282	66,628

Age 65
60	105,196	186,791	89,378	89,378	557,201	6,039,722	3,309	35,649	360,702	3,171,995	3,309	35,649	350,702	3,171,995

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Male Issue Age 25
Initial Face Amount $98,519							Single Premium $20,000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	20,860	21,000	98,549	98,549	101,595	105,346	19,950	19,818	20,586	21,254	17,326	18,024	18,786	19,554
2	21,632	22,050	98,549	98,549	101,735	112,696	18,758	20,301	21,905	24,570	17,257	18,877	20,153	21,770
3	22,487	23,152	98,549	98,549	107,971	120,512	18,474	20,799	23,312	26,019	17,180	19,363	21,680	24,219
4	23,397	24,310	98,549	98,549	111,307	123,889	18,196	21,313	24,814	28,728	17,404	20,034	23,325	27,964
5	24,323	25,526	98,549	98,549	114,745	137,801	17,926	21,843	26,416	31,723	17,630	20,751	25,695	30,137

6	25,386	26,802	98,549	98,549	118,289	147,358	17,682	22,798	28,124	35,033	16,966	21,482	26,900	23,632
7	28,319	28,442	98,549	98,549	121,943	157,573	17,893	22,989	29,945	38,682	16,881	22,281	29,047	37,531
8	27,371	29,649	98,549	98,549	125,700	168,494	17,150	23,527	31,888	42,749	16,807	23,656	31,250	41,884
9	28,486	31,027	98,549	98,549	129,501	180,172	16,903	21,22	33,980	47,213	16,731	23,881	33,620	46,741
10	29,695	32,578	98,549	98,549	133,592	192,658	16,660	21,732	36,168	52,157	16,660	24,723	36,168	52,157

11	20,749	34,207	98,549	98,549	137,717	206,010	16,121	25,360	38,580	57,620	16,421	25,380	38,520	57,620
12	32,021	35,917	98,549	98,549	141,969	220,287	16,186	26,002	41,084	63,863	16,186	26,002	41,024	63,652
13	33,301	37,713	98,549	98,549	146,353	235,555	15,951	26,658	43,687	70,312	15,961	26,658	43,687	70,312
14	34,631	39,599	98,549	98,549	150,873	251,881	15,717	27,325	46,515	77,655	15,717	27,325	46,515	77,655
15	36,019	41,579	98,549	98,549	155,534	260,349	15,883	28,603	49,515	86,747	15,483	28,003	49,515	86,747

16	37,460	43,657	98,549	98,549	160,349	288,630	15,219	28,681	52,697	94,661	15,210	Illegible	52,687	94,661
17	38,564	45,410	98,549	98,549	165,296	308,013	15,613	29,386	56,666	101,472	Illegible	Illegible	56,966	104,479
18	40,316	46,142	98,549	98,549	170,407	329,288	14,777	30,090	59,636	115,270	14,777	30,090	59,835	115,270
19	42,137	Illegible	98,549	98,549	175,677	252,253	14,540	30,892	63,414	127,150	14,540	30,892	62,414	127,150
20	43,822	53,066	98,549	98,549	181,112	376,711	14,393	31,523	67,415	140,220	14,383	31,523	67,415	140,220

Age 65
40	96,020	110,799	98,549	98,549	333,996	1,450,896	9,370	45,786	210,220	913,141	9,379	45,786	210,220	913,141

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Male Issue Age 40
Initial Face Amount $76,174							Single Premium $25,0000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	26,960	26,359	76,174	76,174	Illegible	81,457	Illegible	Illegible	25,888	28,771	21,734	22,809	23,558	24,821
2	27,040	27,562	76,174	76,174	89,955	87,109	23,514	26,447	27,488	27,458	Illegible	21,633	Illegible	Illegible
3	28,122	28,941	76,174	76,174	Illegible	Illegible	23,144	26,057	29,286	32,600	21,524	24,233	27,162	30,350
4	29,246	30,388	76,174	76,174	Illegible	Illegible	22,773	26,674	31,067	34,980	21,407	25,074	29,194	23,802
5	30,416	31,907	76,174	76,174	88,701	105,537	22,482	27,298	33,017	29,657	21,282	25,933	31,866	37,674

6	31,623	33,502	76,174	76,174	91,446	113,937	22,629	27,927	35,629	43.82-	21.148	26,810	23,685	41,971
7	32,898	36,177	76,174	76,174	94,277	121,851	21,655	Illegible	37,279	48,185	21,905	27,704	36,161	48,729
8	34,214	36,906	76,174	76,174	97,197	130,321	21,279	29,199	Illegible	Illegible	Illegible	28,615	28,800	Illegible
9	35,583	38,783	76,174	76,174	100,298	139,886	20,981	29,840	42,033	58,499	Illegible	Illegible	41,613	57,884
10	37,696	40,722	76,174	76,174	102,314	149,092	Illegible	20,483	44,687	64,371	20,522	29,542	44,607	64,371

11	38,486	42,753	76,174	76,174	Illegible	159,457	Illegible	31,125	47,319	70,841	20,140	31,128	47,319	70,841
12	40,926	44,886	76,174	76,174	Illegible	167,558	19,756	31,780	50,175	77,929	19,766	31,789	50,175	77,929
13	41,627	47,141	76,174	76,174	113,229	182,439	19,371	32,411	53,181	85,892	19,371	32,411	53,181	85,692
14	43,292	49,498	76,174	76,174	116,744	Illegible	18,964	33,050	56,342	91,187	18,584	33,060	56,242	94,187
15	45,924	54,973	76,174	76,174	120,370	Illegible	18,598	Illegible	Illegible	Illegible	18,598	31,687	Illegible	102,482

16	46,825	54,572	76,174	76,174	121,110	223,318	18,207	Illegible	Illegible	113,634	18,207	34,320	63,155	113,643
17	48,697	57,500	76,174	76,174	127,988	Illegible	17,817	Illegible	66,818	124,746	Illegible	Illegible	68,818	124,746
18	Illegible	Illegible	76,174	76,174	Illegible	Illegible	17,427	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible
19	Illegible	Illegible	76,174	76,174	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible
20	54,778	66,332	76,174	76,174	140,290	292,644	16,644	Illegible	78,896	164,525	16,644	36,788	Illegible	164,525

Age 65
25	66,646	84,959	76,174	76,174	163,576	459,224	14,888	Illegible	102,956	258,207	14,686	Illegible	102,968	250,287

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Male Issue Age 55
Initial Face Amount $98,350							Single Premium $50,000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	52,000	52,500	98,350	98,350	101,406	105,200	47,731	49,606	51,800	53,537	43,435	45,196	47,101	49,037
2	54,000	56,125	98,350	98,350	104,559	112,559	46,700	50,575	54,594	58,767	42,972	NA	50,226	54,287
3	56,243	47,881	98,350	98,350	107,811	120,408	45,685	51,475	57,732	64,478	42,487	47,872	53,001	59,978
4	48,493	60,775	98,350	98,350	111,166	128,818	44,660	52,364	51,820	70,710	41,980	49,222	57,359	66,407
5	60,833	63,811	98,350	98,350	114,627	137,821	Illegible	53,239	64,402	77,686	41,451	NA	61,239	73,630

6	63,256	67,005	98,350	98,350	118,198	147,458	42,806	54,008	68,081	84,900	40,901	51,934	65,239	81,513
7	65,797	70,355	98,350	98,350	121,882	157,775	41,577	54,941	71,823	92,973	40,820	53,293	60,668	90,184
8	68,428	73,873	98,350	98,350	125,683	Illegible	40,550	55,765	75,761	101,749	39,739	54,660	74,236	99,714
9	71,166	77,586	98,350	98,350	129,665	180,645	39,524	Illegible	79,819	111,293	39,129	56,002	79,051	110,180
10	74,012	81,415	98,350	98,350	133,652	193,300	38,500	57,308	84,120	121,664	38,500	57,348	84,120	121,684

11	76,973	85,517	98,350	98,350	137,888	200,862	37,479	58,163	88,588	132,927	37,479	58,102	88,668	132,927
12	80,052	89,793	98,350	98,350	142,137	221,378	36,460	Illegible	93,192	146,144	36,460	Illegible	93,192	145,144
13	83,261	94,282	98,350	98,350	148,584	Illegible	35,443	58,525	97,903	158,383	35,442	Illegible	97,982	158,283
14	86,584	98,906	98,350	98,350	151,473	252,572	34,420	60,186	102,979	172,715	34,429	60,186	102,970	12,715
15	90,017	103,946	98,350	98,350	155,909	271,404	Illegible	60,888	108,123	188,215	33,418	60,808	108,123	188,215

16	93,619	109,444	98,350	98,350	160,797	290,563	32,413	61,304	112,457	204,972	32,413	61,284	113,457	294,972
17	97,395	114,601	98,350	98,350	165,892	310,959	31,418	Illegible	118,982	221,000	31,418	61,946	118,982	223,000
18	101,291	129,331	98,350	98,350	171,048	332,868	30,435	62,468	124,798	Illegible	Illegible	Illegible	124,708	Illegible
19	105,312	126,347	98,350	98,350	176,420	356,3331	29,460	62,986	130,862	Illegible	Illegible	62,965	130,652	Illegible
20	100,556	132,665	98,350	98,350	181,983	381,458	28,522	63,441	136,825	286,829	28,522	63,411	Illegible	288,829

Age 65
10	74,912	81,445	98,350	98,350	123,662	193,306	38,400	57,348	84,129	121,664	38,500	57,348	84,120	121,684

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Female Issue Age 5
Initial Face Amount $106,442							Single Premium $10,000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	10,400	10,500	106,442	106,442	92,150	96,600	9,369	9,748	10,127	10,506	8,526	8,871	9,227	9,806
2	10,816	11,025	106,442	106,442	95,006	102,250	9,418	9,958	10,747	11,586	8,462	9,161	9,887	10,695
3	11,249	11,576	106,442	106,442	97,949	109,358	9,636	10,178	11,411	12,740	8,493	9,486	10,612	11,848
4	11,699	12,456	106,442	106,442	100,941	116,956	8,882	10,409	12,123	14,040	8,349	9,764	11,396	13,198
5	12,187	12,763	106,442	106,442	104,105	125,978	8,735	10,650	12,896	15,480	8,298	10,118	12,841	14,706

6	12,053	13,401	106,442	106,442	107,325	133,762	8,583	10,900	13,699	17,072	8,249	10,64	13,151	16,389
7	12,159	14,071	106,442	106,442	110,645	143,046	8,455	11,158	14,567	18,832	8,201	10,823	14,430	18,287
8	13,686	14,775	106,442	106,442	114,067	152,974	8,320	11,423	15,491	20,774	8,154	11,195	15,181	20,359
9	14,223	15,513	106,442	106,442	117,595	161,592	8,186	11,683	16,172	22,915	8,104	11,576	16,307	22,686
10	14,802	16,299	106,442	106,442	121,232	171,949	8,054	11,968	17,514	25,274	8,054	11,968	17,514	25,274

11	15,896	17,103	106,442	106,442	121,902	187,097	7,922	12,247	18,618	27,871	7,922	12,247	18,618	27,871
12	16,010	17,959	106,442	106,442	121,849	200,009	7,792	12,532	19,791	30,733	7,792	12,532	19,791	30,723
13	16,661	18,056	106,442	106,442	132,806	213,945	7,683	12,822	21,034	33,884	7,663	12,822	21,034	33,884
14	17,317	19,799	106,442	106,442	136,917	220,818	7,535	12,117	22,353	37,354	7,536	13,117	22,353	37,354
15	18,009	20,779	106,442	106,442	141,181	244,741	7,410	13,420	23,758	41,184	7,410	12,420	23,758	41,184

16	18,740	21m829	106,442	106,442	145,552	261,737	7,288	13,732	25,263	45,410	7,288	13,732	26,253	45,410
17	19,479	22,929	106,442	106,442	150,055	279,911	7,169	14,052	26,815	50,075	7,103	14,062	26,815	50,075
18	20,258	21,066	106,442	106,442	151,696	299,311	7,053	14,382	28,642	55,224	7,053	14,382	28,542	55,228
19	21,068	25,299	106,442	106,442	159,949	329,122	6,940	14,723	30,251	60,921	6,940	14,723	30,351	60,921
20	21,911	26,533	106,442	106,442	164,111	362,337	6,831	15,075	32,282	67,216	6,831	15,075	32,282	37,216

Age 65
60	105,196	186,791	106,442	106,442	662,8551	5,988,289	3,445	37,086	464,089	3,289,214	3,445	37,986	364,000	3,280,214

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Female Issue Age 25
Initial Face Amount $118,501							Single Premium $20,000

	Premium Accum.at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	20,860	21,000	118,501	118,501	122,168	126,731	19,029	19,798	20,586	21,33	17,316	18,016	18,786	19,534
2	21,632	22,050	118,501	118,501	126,948	135,532	18,715	20,257	21,890	23,523	17,218	18,636	20,111	21,723
3	22,497	23,152	118,501	118,501	129,844	144,943	18,409	20,730	23,239	25,940	17,120	19,279	21,612	24,140
4	23,397	24,310	118,501	118,501	133,860	155,006	18,111	21,217	24,707	28,609	Illegible	19,944	28,225	26,802
5	24,333	25,526	118,501	118,501	138,000	165,765	17,822	21,721	26,274	31,500	17,931	20,635	24,968	29,982

6	25,386	26,802	118,501	118,501	112,267	177,269	17,541	22,241	27,746	34,824	16,839	21,351	26,828	33,423
7	28,319	28,142	118,501	118,501	146,666	189,568	17,269	22,779	29,731	38,427	16,751	22,096	28,839	37,274
8	27,371	29,649	118,501	118,501	151,198	202,718	17,004	23,334	31,636	42,414	16,684	22,867	31,003	41,566
9	28,466	31,027	118,501	118,501	156,870	216,777	16,747	24,907	33,669	46,823	16,580	23,668	33,332	46,355
10	29,695	32,578	118,501	118,501	160,686	231,809	16,496	24,498	35,836	51,697	16,496	24,498	36,837	Illegible

11	30,789	34,207	118,501	118,501	166,660	247,882	16,251	25,107	38,150	57,086	16,251	25,107	38,150	57,096
12	32,021	35,917	118,501	118,501	170,767	265,067	16,011	25,733	40,616	63,042	16,011	25,733	40,616	63,042
13	33,301	37,713	118,501	118,501	176,041	383,441	15,777	26,378	43,247	69,629	15,777	26,378	43,247	69,629
14	34,634	39,599	118,501	118,501	181,477	Illegible	15,548	27,043	46,057	76,913	15,588	27,043	46,054	76,913
15	36,019	41,579	118,501	118,501	187,081	324,092	15,324	27,726	49,046	84,963	15,321	27,726	49,046	84,963

16	37,460	43,657	118,501	118,501	192,858	346,552	15,101	28,429	52,237	93,863	15,104	Illegible	52,236	93,962
17	Illegible	Illegible	118,501	118,501	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible
18	Illegible	Illegible	118,501	118,501	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible
19	42,137	50,539	118,501	118,501	211,281	423,717	14,460	39,640	63,094	126,534	14,460	30,640	63,095	126,534
20	43,822	53,066	118,501	118,501	217,807	453,090	14,248	31,408	67,120	139,750	14,248	31,408	67,180	139,750

Age 65
40	96,020	140,799	118,501	118,501	401,036	1,739,066	9,863	48,038	Illegible	955,215	9,863	48,038	220,275	955,215

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Female Issue Age 40
Initial Face Amount $92,501							Single Premium $25,000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	26,960	26,250	92,501	92,501	96,357	98,912	23,982	24,886	25,827	26,790	21,751	22,627	23,877	24,540
2	27,040	27,562	92,501	92,501	98,301	185,787	23,668	26,447	27,506	29,595	21,673	23,455	25,296	27,345
3	28,122	28,941	92,501	92,501	101,336	113,007	23,219	26,057	29,295	32,694	21,584	24,311	27,844	30,444
4	29,246	30,388	92,501	92,501	104,465	120,826	22,882	26,674	31,196	36,114	21,509	26,192	29,234	33,947
5	30,416	31,907	92,501	92,501	107,991	129,319	22,547	27,471	33,216	39,886	21,420	26,687	31,555	37,892

6	31,623	33,502	92,501	92,501	111,018	138,286	22,211	28,162	36,368	44,041	21,323	27,099	33,944	42,279
7	32,898	36,177	92,501	92,501	114,449	147,877	21,874	28,882	37,629	48,619	21,218	27,978	36,500	47,180
8	34,214	36,906	92,501	92,501	117,986	158,136	21,586	29,543	40,836	51,659	21,105	28,962	39,235	52,586
9	35,583	38,783	92,501	92,501	121,824	169,110	21,497	30,251	42,585	59,206	20,985	29,985	42,150	56,614
10	37,696	40,722	92,501	92,501	125,396	180,840	20,867	30,957	45,284	65,308	20,857	30,987	45,284	65,300

11	38,486	42,753	92,501	92,501	129,275	193,486	20,517	31,691	47,319	72,021	20,140	31,691	48,141	72,621
12	40,926	44,886	92,501	92,501	133,275	206,839	20,176	32,422	50,175	79,402	19,766	32,422	51,162	Illegible
13	41,627	47,141	92,501	92,501	137,401	221,210	19,833	33,158	53,181	87,500	19,371	32,158	54,266	87,599
14	43,292	49,498	92,501	92,501	141,866	236,586	19,889	33,800	56,342	96,414	18,584	33,899	57,729	96,414
15	45,924	54,973	92,501	92,501	146,044	253,685	19,443	34,644	61,289	196,187	18,598	34,644	61,289	106,187

16	46,825	54,572	92,501	92,501	158,579	270,836	18,796	Illegible	Illegible	113,634	18,207	35,391	65,943	116,907
17	48,697	57,500	92,501	92,501	156,238	Illegible	18,447	Illegible	66,818	124,746	Illegible	Illegible	68,988	128,558
18	Illegible	Illegible	92,501	92,501	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	73,163	141,632
19	Illegible	Illegible	92,501	92,501	165,019	331,184	17,744	Illegible	Illegible	Illegible	Illegible	37,631	77,547	155,632
20	54,778	66,332	92,501	92,501	170,142	351,261	17,386	Illegible	78,896	164,525	16,644	38,375	82,158	171,664

Age 65
25	66,646	84,959	92,501	92,501	198,285	496,356	15,608	42,017	108,911	272,831	15,806	42,017	108,911	272,831

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

Single Premium Variable Life
Female Issue Age 55
Initial Face Amount $116,165							Single Premium $50,000

	Premium Accum. at		Death Benefit				Account Value				Cash Value
End of Year	4%	5%	0%	4%	8%	12%	0%	4%	8%	12%	0%	4%	8%	12%
1	52,000	52,500	116,165	116,165	119,706	124,245	47,866	49,801	51,726	53,872	42,558	45,319	47,236	49,172
2	54,000	56,125	116,165	116,165	121,178	132,801	46,976	50,862	54,882	58,067	43,218	46,784	50,491	54,567
3	56,243	57,881	116,165	116,165	127,308	142,443	46,682	51,903	58,195	64,977	42,856	48,270	54,121	60,477
4	58,493	60,775	116,165	116,165	131,258	152,043	45,184	52,962	61,682	71,450	42,473	49,776	57,981	67,162
5	60,833	63,814	116,165	116,165	135,333	162,637	44,283	Illegible	66,249	78,635	Illegible	51,290	62,282	74,808

6	63,286	67,005	116,165	116,165	139,586	173,975	43,379	55,011	69,291	86,286	41,641	52,830	66,426	82,834
7	65,797	70,355	116,165	116,165	Illegible	186,100	42,473	56,077	73,253	94,759	41,199	54,296	71,055	91,916
8	68,428	73,873	116,165	116,165	Illegible	190,005	41,586	57,104	77,583	104,819	40,734	55,982	76,952	101,929
9	71,166	77,566	116,165	116,165	Illegible	212,984	40,851	58,126	81,959	114,129	40,247	57,530	81,129	112,988
10	74,012	81,445	116,165	116,165	157,719	227,871	39,783	59,121	86,620	125,163	39,743	50,124	86,629	125,163

11	76,972	85,517	116,165	116,165	162,630	243,796	38,880	60,113	91,517	137,194	Illegible	60,113	91,517	137,194
12	80,052	89,793	116,165	116,165	167,686	260,843	37,916	61,985	96,630	150,386	37,916	61,985	96,630	150,206
13	83,261	94,282	116,165	116,165	172,923	279,002	37,002	62,838	101,973	164,584	37,902	62,838	101,973	160,584
14	86,581	98,906	116,165	116,165	178,316	Illegible	Illegible	62,970	107,553	180,125	36,889	62,979	107,553	180,125
15	90,017	103,946	116,165	116,165	181,880	319,546	Illegible	Illegible	113,375	197,627	25,177	63,879	113,375	197,827

16	93,619	109,444	116,165	116,165	188,821	341,941	34,267	64,763	119,415	215,387	24,257	64,763	119,445	215,397
17	97,395	114,601	116,165	116,165	196,545	386,921	33,360	66,618	125,764	226,383	23,259	66,618	125,704	325.343
18	101,291	129,331	116,165	116,165	Illegible	Illegible	Illegible	Illegible	132,391	Illegible	Illegible	Illegible	Illegible	Illegible
19	105,312	Illegible	116,165	116,165	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible	Illegible
20	109,556	132,665	116,165	116,165	214,478	Illegible	Illegible	Illegible	140,237	286,829	30,650	67,981	146,237	206,888

Age 65
10	74,912	81,445	116,165	116,165	157,719	227,871	39,743	50,124	86,629	125,163	39,743	59,124	86,629	125,168

This illustration assumes no Policy loan has been made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.  ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE SEPARATE ACCOUNT CHOSEN BY THE OWNER.  THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGE 0%, 4%, 8% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS.  NO REPRESENTATIONS CAN BE MADE BY PMLIC THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

*Account Values differ from the cash value in years 1-9 in that they do not include any applicable surrender charges.

APPENDIX II-Calculation Of The Variable Adjustment Amount

The following material is designed to supplement the discussion in the prospectus beginning on Page 13 regarding the calculation of the variable adjustment amount.

To calculate the change in the variable adjustment amount, PMLIC applies a net single premium per $1 of paid-up whole life insurance, based on the Insured’s age at the anniversary and sex, to the dollar amount of investment return for the preceding Policy year.  Thus, if the investment return for a male, age 25 is $100, positive or negative, the variable adjustment amount will increase or decrease by $509 (see table of net single premiums below).

As an example of how the variable adjustment amount changes, using the Policy illustration for a male issue age 25 on Page 28, and assuming the uniform 8% hypothetical gross annual rate of return (equivalent to a uniform Net Rate of Return of 7.19%), the change in the variable adjustment amount on the 6th Policy anniversary and the change on the 20th Policy anniversary is calculated as follows:

  Calculation of Change In
Variable Adjustment Amount
    at  End of Policy Year
                                                                                                         6                         20       _

(1)  Account Value Beginning of Current Policy Year…..                                $26,416                       $    63,414

(2)  Actual Net Rate of Return (.0719) less the Base Rate
      of Return which is the Assumed Rate (.04)…………..                                    .0319                               ..0319

(3)  Investment Return: (1) x (2)………………………….                                   $842.67                        $2,022.91

(4)  Net Single Premium at End of Current Year…………                                   .23775                              .37222

(5)  Change in Variable Adjustment Amounts: (3) ÷ (4)…                               $  3,544                          $    5,435

Figures are rounded.

It should be noted that as shown in the table below, the net single premium increases as the Insured advances in age and thus larger dollar amounts of investment return are required each year to result in the same increases in the variable adjustment amount.

NET SINGLE PREMIUM.  A Policy includes a table of net single premiums used to convert the dollar amount of investment return for a Policy into increases or decreases in the variable adjustment amount.  This purchase basis does not depend upon any changes in the Insured’s health after issue of a Policy.  A table of illustrative net single premiums follows:

   Net Single Premium                                                             Variable Adjustment Amount
  Per $1.00 of Variable                                                             Purchased or Cancelled by
 Adjustment Amount                                                             $1.00 of Investment Return
   Attained Age                          Male                                Female                                                        Male                            Female

  5                                .10685                                .08972                                                           9.36      11.15
15                                .14447                                .12009                                                           6.92         8.33
25                                .19635                                .16329                                                           5.09         6.12
35                                .27073                                .22302                                                           3.69         4.48
45                                .37222                                .30844                                                           2.69         3.24
55                                .49568                                .41966                                                           2.02         2.38
65                                .62940                                .54927                                                           1.59         1.82

As an example of how the death benefit changes, using the Policy illustration for a male issue age 25 on Page 28, and assuming the uniform 8% hypothetical gross annual rate of return (equivalent to a uniform Net Rate of Return of 7.19%), the death benefit shown for the end of Policy year 5 would increase to the amount shown for the end of Policy year 6 for the Policy, as follows:

Variable Life                                                                Guaranteed  +                                Variable    =                        Death
      Policy                                                                      Minimum                           Amount                            Benefits

End of Policy Year 5…………………….                                                             $98,549                  $16,196                             $114,745
Increase………………………………….                           ---                                                3,544                      3,544                        (3.1%  increase)
End of Policy Year 6……………………                                                               $98,549                  $19,740                             $118,289
If, instead, the gross annual rate of return in the year illustrated had been 0% (equivalent to a Net Rate of Return of -.75%), the death benefit would have decreased by $5,278 (a 4.6% decrease), and the death benefit for the end of the Policy year 6 would have been $109,467.

At a given Net Rate of Return, the dollar amount of an increase or decrease in the variable adjustment amount is greater when assets in the Separate Accounts supporting the death benefit under a Policy are greater.  Therefore, the change in the variable adjustment amount (which affects the death benefit) is greater in the later Policy years when those assets are higher in relation to the death benefit, than in the early Policy years when those assets are relatively low.

Where a Policy’s death benefit for a Policy year (after the first Policy year) was equal to the guaranteed minimum because the variable adjustment amount was negative, the death benefit would increase above the guaranteed minimum on a Policy anniversary only if the Net Rate of Return for the preceding Policy year was sufficiently greater than 4% to result in a positive variable adjustment amount and, accordingly, a death benefit above the guaranteed minimum.  For example, assume the Policy for a male issue age 25 illustrated on Page 28 had a uniform 0% hypothetical gross annual rate of return (equivalent to a uniform Net Rate of Return of -.75%) for the first nine Policy years (which results in a negative variable adjustment amount).  In order for there to be an increase in the death benefit above the guaranteed minimum for Policy year 11 (the amount shown for the end of Policy year 10) the Net Rate of Return for Policy year 10 would have to be at least 60.1% (equivalent to a gross annual rate of return of 61.3%).  Using the same assumptions for the first nine Policy years and assuming further than beginning with Policy year 10 the Separate Accounts had an 8% hypothetical gross annual return, that assumed 8% return would have to continue for each Policy year thereafter through Policy year 24 in order to result in any increase in the death benefit above the guaranteed minimum for Policy year 25.

FINANCIAL STATEMENTS

The financial statements of PMLIC included herein should be distinguished from the financial statements of the Separate Accounts and should be considered only as bearing upon the ability of PMLIC to meet its obligations under the Policies.

INDEX TO FINANCIAL STATEMENTS

Provident Mutual Life Insurance Company of Philadelphia
Report of Independent Certified Public Accountants……………………………        38
Statements of Financial Condition, December 31, 1987 and 1986………………         39
Statements of Operations and Contingency Reserves for the years Ended
     December 31, 1987, 1986 and 1985………………………………………….               40
Statements of Changes in Financial Position for the years ended December 31,
     1987, 1986 and 1985………………………………………………………….                41
Notes to Financial Statements……………………………………………………           42

Provident Mutual Variable Growth Separate Account, Provident Mutual Variable
     Money Market Separate Account, Provident Mutual Variable Bond Separate
     Account, Provident Mutual Variable Managed Separate Account
Report of Independent Certified Public Accountants…………………………….       47
Statements of Assets and Liabilities, December 31, 1987……………………….         48
Statements of Operations for the Year Ended December 31, 1987……………….      49
Statements of Changes in Net Assets for the Year Ended December 31, 1987 ….    50
Statements of Changes in Net Assets for the Year Ended December 31, 1986…..    51
Notes to Financial Statements…………………………………………………….          52

Provident Mutual Variable Zero Coupon Bond Separate Account
Report of Independent Certified Public Accountants…………………………….       55
Statement of Assets and Liabilities, December 31, 1987…………………………         56
Statement of Operations for the Year Ended December 31, 1987…………………      57
Statement of Changes in Net Assets for the Year Ended December 31, 1987…        58
Statement of Changes in Net Assets for the Period May 15, 1986
(Inception) to December 31, 1986 ……………………………………………	59
Notes to Financial Statements……………………………………………………            60

[1987 FINANCIAL STATEMENTS OMITTED]

Part II

OTHER INFORMATION
UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

NLIC’s Code of Regulations provides, in part:

Provision is made in NLIC’s Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by NLIC of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of NLIC, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling NLIC pursuant to the foregoing provisions, NLIC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION OF REASONABLENESS

Nationwide Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

The Prospectus consisting of 45 pages, and related supplements.

The undertaking to file reports.

Rule 484 undertaking.

Representations pursuant to Rule 6e-3(T).

The signatures.

Consents:

Opinion and Consent of Jamie R. Casto, Esq. (see Exhibit 3.(a))
Consent of Independent Registered Public Accounting Firm (see Exhibit 7)

The following exhibits:

EXHIBIT INDEX

EXHIBITS

1.A	(1)	(a)
Resolution adopted by the Board of Directors of PMLIC establishing the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account and Provident Mutual Variable Zero Coupon Bond Separate Account. (1)

(2)	None.

(3)	(a)	(i)	Underwriting Agreement. (1)

(ii)	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. (3)

(iii)	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. (3)

(b)	Inapplicable.

(c)	Inapplicable.

(4)	None.

(5)	(a)	Single Premium Variable Life Insurance Policy and Applications. (4)

(6)	(a)	Amended Articles of Incorporation for Nationwide Life Insurance Company. (3)

(b)	Amended and Restated Code of Regulations of Nationwide Life Insurance Company. (3)

(c)	Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009. (3)

(7)	None.

(8)	None.

(9)	The form of Applications are contained in the specimen copy of the Single Premium Variable Life Insurance Policy (see Exhibit 1.A.(5) above).

2.	See Exhibit 1.A(5).

3.	(a)	Consent of Jamie R. Casto, Esquire. (3)

(b)	Inapplicable.

4.                      None.

5.                      Inapplicable.

6.                      Inapplicable.

7.                      Consent of Independent Registered Public Accounting Firm. (3)

8.                      Memorandum on Issuance, Transfer and Redemption. (5)

9.                      Powers of Attorney. (3)

10.	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended. (2)

____________________________________

1.	Incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement on Form S-6 filed on May 1, 1998, File No. 33-2625.

2.	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed on July 17, 2007, File No. 333-140608.

3.           Filed herewith.

4.	Incorporated by reference to Initial Registration Statement on Form S-6 filed on November 4, 1985, File No. 033-01331.

5.	Incorporated by reference to Post-Effective Amendment No. 1, filed on April 24, 2000, File No. 333-82611.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nationwide Provident VLI Separate Account 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Columbus, and State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /S/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of December, 2009.

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

By: /s/ JAMIE R CASTO
Jamie R. Casto
Attorney-in-Fact